UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1219

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1. Market Announcement Dated November 27, 2018: CEMIG and CEMIG D submit restated ITR for 2Q and 3Q 2018
2. Revision of Quarterly Information (ITR) for 2Q 2018 (Restatement)
3. Revision of Quarterly Information (ITR) for 3Q 2018 (Restatement)
4. Market Announcement Dated December 20, 2018: Cross-holding elimination between CEMIG GT and Energimp is completed
5. Summary of Minutes of the 750th Meeting of the Board of Directors Dated December 28, 2018
6. Market Announcement Dated January 2, 2019: Renova’s Board of Directors does not approve AES’s offer for Power Generation Complex
7. Market Announcement Dated January 3, 2019: TAESA’s Extraordinary General Meeting approves acquisition of transmission companies
8. Market Announcement Dated January 15, 2019: TAESA places winning bid on Eletrobras Auction
9. Market Announcement Dated January 15, 2019: Eletrobras accepts CEMIG’s exercise of first refusal right on Auction 01/2018
10. Summary of Minutes of the 751th Meeting of the Board of Directors Dated January 18, 2019
11. Market Announcement Dated January 29, 2019: Cemig named most sustainable electricity company in the Americas

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By:	/s/ Maurício Fernandes Leonardo Júnior
Name: Maurício Fernandes Leonardo Júnior Title: Chief Finance and Investor Relations Officer

Date: February 8, 2019

1. MARKET ANNOUNCEMENT DATED NOVEMBER 27, 2018: CEMIG AND CEMIG D SUBMIT RESTATED ITR FOR 2Q AND 3Q 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Revision of Quarterly Information (ITR) for 2Q and 3Q 2018

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

On today’s date Cemig and its wholly-owned subsidiary Cemig Distribuição S.A. (Cemig D) have voluntarily re-presented their formal Quarterly Information (ITR) reports for the second and third quarters of 2018.

The re-presentation arose from differences identified in the manner of accounting of the amortization of certain concession financial assets and liabilities related to the CVA (Portion A Compensation) Account and Other Financial Components in the tariff-setting process, approved in Cemig D’s 4th Periodic Tariff Review.

The adjustments result in higher net profit for Cemig D than in the figures published to the market in the Quarterly Information (ITR) for the second and third quarters of 2018.

The Company has opted to re-present this Interim Accounting Information, so as to better reflect its equity situation and operational performance.

Cemig invites its investors to participate in a webcast and conference call on its third quarter 2018 results, on Wednesday, November 28, 2018 at 2 p.m., as specified in its Corporate Events Calendar.

Belo Horizonte, November 27, 2018.

Maurício Fernandes Leonardo Júnior

Diretor de Finanças e Relações com Investidores

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. REVISION OF QUARTERLY INFORMATION (ITR) FOR 2Q 2018 (RESTATEMENT)

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

ASSETS

(Thousands of Brazilian Reais)

	Note	Consolidated		Holding company
		June 30, 2018 (Restated)	Dec. 31, 2017	June 30, 2018 (Restated)	Dec. 31, 2017
CURRENT
Cash and cash equivalents	5	940,937	1,030,257	63,045	38,672
Securities	6	288,035	1,058,384	37,107	63,960
Customers and traders and Concession holders – Transport of electricity	7	3,759,200	3,885,392	24,274	—
Concession financial assets	14	646,904	847,877	—	—
Recoverable taxes	8	150,367	173,790	3,402	43
Income and Social Contribution taxes recoverable	9a	389,828	339,574	25,889	19,722
Dividends receivable		9,648	76,893	409,398	603,049
Restricted cash	10	111,220	106,227	90,663	87,872
Inventories		33,730	38,134	10	10
Advances to suppliers		96,563	116,050	—	—
Accounts receivable from the State of Minas Gerais	11	—	235,018	—	235,018
Reimbursement of tariff subsidies	13	85,827	77,086	—	—
Low-income subscriber subsidy		25,140	26,660	—	—
Derivative financial instruments—Swaps	29	6,854	—	—	—
Other		487,047	525,961	9,250	10,473

		7,031,300	8,537,303	663,038	1,058,819
Assets classified as Held for sale	30	281,578	—	281,578	—

TOTAL, CURRENT		7,312,878	8,537,303	944,616	1,058,819

NON-CURRENT
Securities	6	63,847	29,753	9,525	1,737
Advance to suppliers	28	99,118	6,870	—	—
Customers and traders and Concession holders – Transport of electricity	7	76,594	255,328	—	—
Recoverable taxes	8	230,781	230,678	4,100	1,810
Income and Social Contribution taxes recoverable	9a	11,248	20,617	11,248	20,617
Deferred income and Social Contribution taxes	9b	1,936,021	1,871,228	791,360	756,739
Escrow deposits	12	2,380,376	2,335,632	280,876	277,791
Derivative financial instruments—Swaps	29	125,577	8,649	—	—
Accounts receivable from the State of Minas Gerais	11	248,100	—	248,100	—
Other		666,606	628,443	29,150	34,978
Concession financial assets	14	7,277,562	6,604,625	—	—
Investments – Equity method	15	7,703,552	7,792,225	14,101,036	13,692,183
Property, plant and equipment	16	2,420,914	2,762,310	2,506	1,810
Intangible assets	17	11,184,952	11,155,928	6,730	2,458

TOTAL, NON-CURRENT		34,425,248	33,702,286	15,484,631	14,790,123

TOTAL ASSETS		41,738,126	42,239,589	16,429,247	15,848,942

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

LIABILITIES

(Thousands of Brazilian Reais)

	Note	Consolidated		Holding company
		June 30, 2018 (Restated)	Dec. 31, 2017	June 30, 2018 (Restated)	Dec. 31, 2017
Suppliers	18	2,152,676	2,342,757	8,812	4,667
Regulatory charges	21	434,349	512,673	5,836	—
Profit sharing		19,490	9,089	1,135	348
Taxes payable	19a	294,755	704,572	6,546	5,841
Income and Social Contribution tax	19b	67,648	115,296	—	—
Interest on Equity and Dividends payable	24	427,790	427,832	425,832	425,838
Loans, financings and debentures	20	2,740,647	2,370,551	18,653	—
Payroll and related charges		222,530	207,091	15,921	11,072
Post-retirement obligations	22	236,663	231,894	12,906	12,974
Concessions payable		2,326	2,987	—	—
Concession financial liabilities	14	16,751	414,800	—	—
Derivative financial instruments—put options	29	569,286	507,232	569,286	507,232
Advances from clients	7	150,728	232,762	—	—
Derivative financial instruments—Swaps	29	1,214	12,596	—	—
Other obligations		523,782	570,152	12,990	6,218

		7,860,635	8,662,284	1,077,917	974,190
Liabilities directly associated with assets classified as held for sale	30	5,905	—	5,905	—

TOTAL, CURRENT		7,866,540	8,662,284	1,083,822	974,190

NON-CURRENT
Regulatory charges	21	278,888	249,817	—	—
Loans, financings and debentures	20	11,863,407	12,027,146	43,484	—
Taxes payable	19a	28,267	28,199	—	—
Deferred income tax and Social Contribution tax	9b	717,902	734,689	—	—
Provisions	23	668,434	678,113	75,316	63,194
Post-retirement obligations	22	4,004,593	3,954,287	460,706	446,523
Concessions payable		16,151	18,240	—	—
Concession financial liabilities	14	6,295	—	—	—
Pasep and Cofins taxes to be reimbursed to customers	19a	1,105,572	1,087,230	—	—
Derivative financial instruments—put options	29	336,199	307,792	—	—
Derivative financial instruments—Swaps	29	—	28,515	—	—
Other obligations		117,575	133,141	41,713	39,049

TOTAL, NON-CURRENT		19,143,283	19,247,169	621,219	548,766

TOTAL LIABILITIES		27,009,823	27,909,453	1,705,041	1,522,956

EQUITY	24
Share capital		7,293,763	6,294,208	7,293,763	6,294,208
Capital reserves		2,249,721	1,924,503	2,249,721	1,924,503
Profit reserves		5,728,574	5,728,574	5,728,574	5,728,574
Equity valuation adjustments		(836,528)	(836,522)	(836,528)	(836,522)
Subscription of shares, to be capitalized		—	1,215,223	—	1,215,223
Retained earnings		288,676	—	288,676	—

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		14,724,206	14,325,986	14,724,206	14,325,986

NON-CONTROLLING INTERESTS		4,097	4,150	—	—

TOTAL EQUITY		14,728,303	14,330,136	14,724,206	14,325,986

TOTAL LIABILITIES AND EQUITY		41,738,126	42,239,589	16,429,247	15,848,942

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Thousands of Brazilian Reais except earnings per share)

		Consolidated		Holding company
	Note	Jan to Jun 2018 (Restated)	Jan to Jun 2017	Jan to Jun 2018 (Restated)	Jan to Jun 2017
GOING CONCERN OPERATIONS
NET REVENUE	25	10,541,969	10,017,959	146	178
OPERATING COSTS
COST OF ENERGY AND GAS	26
Energy purchased for resale		(5,082,598)	(4,742,418)	—	—
Charges for use of the national grid		(808,580)	(404,261)	—	—
Gas purchased for resale		(556,459)	(485,163)	—	—

		(6,447,637)	(5,631,842)	—	—
OTHER COSTS	26
Personnel and managers		(532,260)	(688,847)	—	—
Materials		(22,966)	(17,599)	—	—
Outsourced services		(413,971)	(341,397)	—	—
Depreciation and amortization		(374,523)	(385,455)	—	—
Operating provisions, net		(1,901)	(172,079)	—	—
Infrastructure construction cost		(383,643)	(441,034)	—	—
Other		(41,227)	(21,314)	—	—

		(1,770,491)	(2,067,725)	—	—
TOTAL COST		(8,218,128)	(7,699,567)	—	—
GROSS PROFIT		2,323,841	2,318,392	146	178
OPERATING EXPENSES	26
Selling expenses		(167,557)	(141,472)	—	—
General and administrative expenses		(313,117)	(437,894)	(34,438)	(28,293)
Operating provisions		(102,795)	(56,954)	(78,189)	(15,311)
Other operating revenues (expenses)		(256,325)	(313,114)	(29,545)	(25,030)

		(839,794)	(949,434)	(142,172)	(68,634)
Share of (loss) profit, net, of associates and joint ventures	15	(26,233)	60,118	529,803	511,625

Income before finance income (expenses) and taxes		1,457,814	1,429,076	387,777	443,169
Finance income	27	491,169	348,901	18,792	33,018
Finance expenses	27	(1,345,801)	(1,083,201)	(3,085)	(1,961)

Income before income tax and social contribution tax		603,182	694,776	403,484	474,226
Current income and Social Contribution taxes	9c	(196,419)	(292,722)	—	(2,533)
Deferred income and Social Contribution taxes	9c	25,574	78,794	38,569	8,885

Net income for the period from going concern operations		432,337	480,848	442,053	480,578

DISCONTINUED OPERATIONS
Net income for the period from discontinued operations	30	21,372	—	11,358	—

NET INCOME FOR THE PERIOD		453,709	480,848	453,411	480,578

Total of net income for the period attributed to:
Equity holders of the parent
Net income for the period from going concern operations		432,039	480,578	442,053	480,578
Net income for the period from discontinued operations		21,372	—	11,358	—

Net income for the period attributable to equity holders of the parent		453,411	480,578	453,411	480,578

Non-controlling interests
Net income for the period from going concern operations		298	270	—	—
Net income for the period from discontinued operations		—	—	—	—

Net income for the period attributable to non-controlling interests		298	270	—	—

		453,709	480,848	453,411	480,578

Basic and diluted earnings per preferred share – R$	24	0.31	0.38	0.31	0.38
Basic and diluted earnings per common share – R$	24	0.31	0.38	0.31	0.38

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(In thousands of Brazilian Reais – except earnings per share)

		Consolidated		Holding company
	Note	Apr to Jun 2018 (Restated)	Apr to Jun 2017	Apr to Jun 2018 (Restated)	Apr to Jun 2017
GOING CONCEERN OPERATIONS
NET REVENUE	25	5,606,538	5,205,029	73	84
OPERATING COSTS
COST OF ENERGY AND GAS	26
Energy purchased for resale		(2,818,905)	(2,649,330)	—	—
Charges for use of the national grid		(416,038)	(197,764)	—	—
Gas purchased for resale		(293,225)	(262,651)	—	—

		(3,528,168)	(3,109,745)	—	—
OTHER COSTS	26
Personnel and managers		(291,458)	(401,340)	—	—
Materials		(15,811)	(11,301)	—	—
Outsourced services		(243,201)	(194,961)	—	—
Depreciation and amortization		(179,837)	(199,011)	—	—
Operating provisions, net		10,876	(93,147)	—	—
Infrastructure construction cost		(202,974)	(240,475)	—	—
Other		(37,941)	(14,159)	—	—

		(960,346)	(1,154,394)	—	—
TOTAL COST		(4,488,514)	(4,264,139)	—	—
GROSS PROFIT		1,118,024	940,890	73	84
OPERATING EXPENSES	26
Selling expenses		(91,374)	(75,277)	—	—
General and administrative expenses		(96,468)	(231,896)	(24,842)	(8,789)
Operating provisions		(59,109)	6,450	(38,878)	1,157
Other operating expenses		(124,165)	(140,437)	(15,170)	(11,630)

		(371,116)	(441,160)	(78,890)	(19,262)
Share of (loss) profit, net, of associates and joint ventures	15	(83,107)	30,477	(31,433)	152,163

Income before finance income (expenses) and taxes		663,801	530,207	(47,384)	132,985
Finance income	27	249,315	169,010	7,544	9,438
Finance expenses	27	(946,147)	(510,564)	(2,191)	(834)

Income before income tax and social contribution tax		(33,031)	188,653	(42,031)	141,589
Current income and Social Contribution taxes	9c	(11,393)	(59,265)	—	(2,533)
Deferred income and Social Contribution taxes	9c	12,166	8,726	19,635	(1,074)

Net income (loss) for the period from going concern operations		(32,258)	138,114	(22,396)	137,982
DISCONTINUED OPERATIONS
Net income (loss) for the period from discontinued operations	30	21,372	—	11,358	—

NET INCOME (LOSS) FOR THE PERIOD		(10,886)	138,114	(11,038)	137,982

Total of net income for the period attributed to:
Equity holders of the parent
Net income for the period from going concern operations		(32,410)	138,114	(22,396)	137,982
Net income for the period from discontinued operations		21,372	—	11,358	—

Net income for the period attributable to equity holders of the parent		(11,038)	137,982	(11,038)	137,982

Non-controlling interests
Net income for the period from going concern operations		152	132	—	—

Net income for the period attributable to non-controlling interests		152	132	—	—

		(10,886)	138,114	(11,038)	137,982

Basic and diluted earnings (loss) per preferred share – R$	24	(0.01)	0.11	(0.01)	0.11
Basic and diluted earnings (loss) per common share – R$	24	(0.01)	0.11	(0.01)	0.11

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Thousands of Brazilian Reais)

	Consolidated		Holding company
	Jan to Jun 2018 (Restated)	Jan to Jun 2017	Jan to Jun 2018 (Restated)	Jan to Jun 2017
NET INCOME FOR THE PERIOD	453,709	480,848	453,411	480,578
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to statements of income in subsequent periods
Post retirement obligations – premeasurement of obligations of the defined benefit plans, net of taxes	(416)	(680)	—	—
Equity gain (loss) on other comprehensive income in subsidiary and jointly-controlled entity, net of taxes	—	(4,851)	(416)	(5,531)

	(416)	(5,531)	(416)	(5,531)
Items to be reclassified to statements of income in subsequent periods
Equity gain on other comprehensive income, in subsidiary and jointly-controlled entity, relating to fair value of financial asset, net of taxes	—	(38,134)	—	(38,134)

COMPREHENSIVE INCOME FOR THE PERIOD	453,293	437,183	452,995	436,913

Total of comprehensive income for the period attributed to:
Equity holders of the parent	452,995	436,913	452,995	436,913
Non-controlling interests	298	270	—	—

	453,293	437,183	452,995	436,913

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Thousands of Brazilian Reais)

	Consolidated		Holding company
	Apr to Jun 2018 (Restated)	Apr to Jun 2017	Apr to Jun 2018 (Restated)	Apr to Jun 2017
NET INCOME FOR THE PERIOD	(10,886)	138,114	(11,038)	137,982
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to statements of income in subsequent periods
Equity gain (loss) on other comprehensive income in jointly-controlled entity, net of tax	—	(3,984)	—	(3,984)

	—	(3,984)	—	(3,984)
Items to be reclassified to statements of income in subsequent periods
Equity gain on other comprehensive income, in subsidiary and jointly-controlled entity, relating to fair value of financial assets, net of taxes	—	(73,825)	—	(73,825)

COMPREHENSIVE INCOME FOR THE PERIOD	(10,886)	60,305	(11,038)	60,173

Total of comprehensive income for the period attributed to:
Equity holders of the parent	(11,038)	60,173	(11,038)	60,173
Non-controlling interests	152	132	—	—

	(10,886)	60,305	(11,038)	60,173

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF CHANGES IN EQUITY - CONSOLIDATED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Thousands of Brazilian Reais)

	Share capital	Subscription of shares to be capitalized	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total equity holders of the parent	Non-controlling interests	Total Equity
BALANCES ON DEC. 31, 2017	6,294,208	1,215,223	1,924,503	5,728,574	(836,522)	—	14,325,986	4,150	14,330,136

First adoption CPC 48	—	—	—	—	—	(181,846)	(181,846)	—	(181,846)
Net income for the period	—	—	—	—	—	453,411	453,411	298	453,709
Other comprehensive income
Measurement of obligations of the defined benefit plans, net of taxes	—	—	—	—	(416)	—	(416)	—	(416)

Total comprehensive income for the period	—	—	—	—	(416)	453,411	452,995	298	453,293

Subscription of Shares to be Capitalized	—	109,550	—	—	—	—	109,550	—	109,550
Capital subscribed	999,555	(999,555)	—	—	—	—	—	—	—
Constitution of reserves		(325,218)	325,218	—	—	—	—	—	—
Other changes in Equity:
Interest on Equity	—	—	—	—	—	—	—	(351)	(351)
Realization of reserves
Realization of deemed cost of PP&E	—	—	—	—	410	17,111	17,521	—	17,521

BALANCES ON JUNE 30, 2018 (RESTATED)	7,293,763	—	2,249,721	5,728,574	(836,528)	288,676	14,724,206	4,097	14,728,303

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF CHANGES IN EQUITY—CONSOLIDATED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Thousands of Brazilian Reais)

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total equity holders of the parent	Non-controlling interests	Total Equity
BALANCES ON DECEMBER 31, 2016	6,294,208	1,924,503	5,199,855	(488,285)	—	12,930,281	4,090	12,934,371

Net income for the period	—	—	—	—	480,578	480,578	270	480,848
Other comprehensive income
Measurement of obligations of the defined benefit plans, net of taxes	—	—	—	(680)	—	(680)	—	(680)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	(42,985)	—	(42,985)	—	(42,985)

Total comprehensive income for the period	—	—	—	(43,665)	480,578	436,913	270	437,183
Other changes in Equity:
Additional dividends proposed to non-controlling interests	—	—	—	—	—	—	(424)	(424)
Tax incentives reserve	—	—	2,192	—	(2,192)	—	—	—
Realization of reserves
Realization of deemed cost of PP&E	—	—	—	(854)	598	(256)	—	(256)

BALANCES ON JUNE 30, 2017	6,294,208	1,924,503	5,202,047	(532,804)	478,984	13,366,938	3,936	13,370,874

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Thousands of Brazilian Reais)

		Consolidated		Holding company
	Note	Jan to Jun 2018 (Restated)	Jan to Jun 2017	Jan to Jun 2018 (Restated)	Jan to Jun 2017
CASH FLOW FROM OPERATIONS
Net income for the period from going concern operations		432,337	480,848	442,053	480,578
Adjustments to reconcile net income to net cash flows:
Income tax and Social Contribution taxes		170,845	213,928	(38,569)	(6,352)
Depreciation and amortization	26	411,300	410,800	216	236
Loss on write off of net residual value of unrecoverable Concession financial assets, PP&E and Intangible assets		14,818	14,651	155	23
Share of profit (loss) in associates and joint ventures	15	26,233	(60,118)	(529,803)	(511,625)
Interest and monetary variation		279,744	624,221	(23,933)	(952)
Foreign exchange variation on loans	20	554,278	121	—	—
Amortization of loans’ transaction costs	20	15,548	29,827	153	—
Provisions for operating losses, net	26	267,319	369,918	78,189	15,311
Fair value adjustment of derivative financial instruments – Swap	29	(180,429)	—	—	—
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments	25	(1,150,672)	331,896	—	—
Post-retirement obligations	22	202,556	228,012	21,990	21,242

		1,043,877	2,644,104	(49,549)	(1,539)

(Increase) / decrease in assets
Customers and traders and Concession holders		(14,147)	(220,199)	3,928	—
CVA (Portion A Compensation) Account and Other Financial Components, in tariff adjustments	14	280,453	145,502	—	—
Energy Development Account (CDE)		(8,741)	(9,594)	—	—
Recoverable taxes		(45,383)	526	285	(141)
Income and Social Contribution taxes credit		(72,663)	55,284	3,652	79,081
Escrow deposits		(29,521)	(13,655)	9,472	6,448
Dividends received from investments		197,247	157,445	484,408	228,196
Concession financial assets		379,893	(36,162)	—	—
Advances to suppliers		(63,707)	5,656	—	—
Gas drawing rights		317	366,954	—	—
Others		92,759	30,053	(1,110)	5,857

		716,507	481,810	500,635	319,441

Increase (decrease) in liabilities
Suppliers		(190,081)	(23,660)	(552)	594
Taxes payable		(307,204)	(225,049)	831	(80,821)
Income and Social Contribution taxes payable		—	128,753	—	(452)
Payroll and related charges		15,439	9,357	2,869	1,309
Regulatory charges		(49,253)	15,439	5,836	—
Advances from clients		(88,849)	57,560	—	—
Post-retirement obligations	22	(147,481)	(133,592)	(7,875)	(7,381)
Others		(86,407)	(193,594)	59	(9,202)

		(853,836)	(364,786)	1,168	(95,953)

Cash generated by going concern operations		906,548	2,761,128	452,254	221,949

Interest paid on loans and financings	20	(671,651)	(711,474)	(438)	—
Income and Social Contribution taxes paid		(292,981)	(283,024)	(38)	(2,081)
Settlement of derivative financial instruments (Swap)		12,981	—	—	—

NET CASH FROM (USED IN) GOING CONCERN OPERATIONS		(45,103)	1,766,630	451,778	219,868

Net cash from (used in) Discontinued operations	30	36,602	—	18,944	—

NET CASH FROM (USED IN) OPERATING ACTIVITIES		(8,501)	1,766,630	470,722	219,868

	Note	Consolidated		Holding company
		Jan to Jun 2018 (Restated)	Jan to Jun 2017	Jan to Jun 2018 (Restated)	Jan to Jun 2017
INVESTING ACTIVITIES
Marketable securities		738,632	(103,864)	19,065	117,226
Restricted cash		(4,993)	(20,810)	(2,500)	(20,719)
Investments
Capital contributions in investees		(149,918)	(186,231)	(569,105)	(100,111)
Cash received through merger		—	—	428	—
Property, plant and equipment	16	(18,641)	(31,364)	—	—
Intangible assets	17	(368,570)	(407,733)	(15)	—

NET CASH FROM (USED IN) INVESTING IN GOING CONCERN OPERATIONS		196,510	(750,002)	(552,127)	(3,604)

Net cash used in investment activities—discontinued operations	30	(7,631)	—	—	—

NET CASH FROM (USED IN) INVESTING ACTIVITIES		188,879	(750,002)	(552,127)	(3,604)

FINANCING ACTIVITIES
New loans and debentures	20	395,860	60,109	—	—
Capital increase	24	109,550	—	109,550	—
Payment of loans, financings and debentures	20	(774,715)	(855,057)	(3,766)	—
Interest on capital and dividends paid		(393)	(270,709)	(6)	(270,709)

NET CASH FROM (USED IN) FINANCING ACTIVITIES		(269,698)	(1,065,657)	105,778	(270,709)

Increase (decrease) in cash and cash equivalents		(89,320)	(49,029)	24,373	(54,445)

Cash and cash equivalents at the beginning of the period	5	1,030,257	995,132	38,672	69,352

Cash and cash equivalents at the end of the period	5	940,937	946,103	63,045	14,907

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018 AND 2017

(Thousands of Brazilian Reais)

	Consolidated				Holding company
	Jan to Jun 2018 (Restated)		Jan to Jun 2017		Jan to Jun 2018 (Restated)		Jan to Jun 2017
REVENUES
Sales of electricity, gas and services (1)	15,214,311		14,282,104		161		196
Distribution construction revenue	378,911		434,009		—		—
Transmission construction revenue	4,732		7,025		—		—
Gain on financial updating of the Concession Grant Fee	156,980		150,476		—		—
Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession	3,066		1,511		—		—
Transmission indemnity revenue	146,519		269,855		—		—
Generation indemnity revenue	34,463		—		—		—
Investments in PP&E	28,539		12,149		—		—
Other revenues	3,717		1,479		—		—
Provision for Doubtful Receivables (PECLD)	(162,063)		(140,885)		—		—

	15,809,175		15,017,723		161		196
INPUTS ACQUIRED FROM THIRD PARTIES
Energy purchased for resale	(5,575,380)		(5,197,883)		—		—
Charges for use of national grid	(900,253)		(451,216)		—		—
Outsourced services (1)	(663,913)		(638,744)		(9,377)		(3,602)
Gas purchased for resale	(556,458)		(485,163)		—		—
Materials (1)	(195,821)		(217,936)		3,707		(66)
Other operational costs (1)	(229,758)		(356,713)		(82,895)		(20,872)

	(8,121,583)		(7,347,655)		(88,565)		(24,540)
GROSS VALUE ADDED	7,687,592		7,670,068		(88,404)		(24,344)
RETENTIONS
Depreciation and amortization (1)	(411,300)		(410,800)		(216)		(236)

NET ADDED VALUE PRODUCED BY GOING CONCERN OPERATIONS	7,276,292		7,259,268		(88,620)		(24,580)
NET ADDED VALUE PRODUCED BY DISCONTINUED OPERATIONS	21,372		—		11,358		—
ADDED VALUE RECEIVED BY TRANSFER
Share of (loss) profit, net, of associates and joint ventures	(26,233)		60,118		529,803		511,625
Finance income (1)	491,169		348,901		18,792		33,018

ADDED VALUE TO BE DISTRIBUTED	7,762,600		7,668,287		471,333		520,063

DISTRIBUTION OF ADDED VALUE
		%		%		%		%

Employees	816,235	10.52	1,072,781	13.99	43,703	9.27	39,991	7.69
Direct remuneration	521,283	6.72	600,072	7.83	19,122	4.06	14,217	2.73
Post-employment obligations and Other benefits	236,605	3.05	270,294	3.52	21,998	4.67	20,729	3.99
FGTS	32,681	0.42	36,993	0.48	762	0.16	682	0.13
Programmed Voluntary Retirement Plan	25,666	0.33	165,422	2.16	1,821	0.38	4,363	0.84
Taxes	5,079,531	65.44	4,945,812	64.50	(35,652)	(7.56)	(4,071)	(0.78)
Federal	2,551,327	32.87	2,285,738	29.81	(36,137)	(7.67)	(4,613)	(0,89)
State	2,520,154	32.47	2,652,340	34.59	267	0.06	392	0.08
Municipal	8,050	0.10	7,734	0.10	218	0.05	150	0.03
Remuneration of external capital	1,413,125	18.20	1,168,846	15.24	9,871	2.09	3,565	0.69
Interest	1,360,908	17.53	1,122,148	14.63	3,085	0.65	1,961	0.38
Rentals	52,217	0.67	46,698	0.61	6,786	1.44	1,604	0.31
Remuneration of own capital	453,709	5.84	480,848	6.27	453,411	96.20	480,578	92.40
Retained earnings	453,411	5.84	480,578	6.27	453,411	96.20	480,578	92.40
Non-controlling interest in Retained earnings	298	—	270	—	—	—	—	—

	7,762,600	100.00	7,668,287	100.00	471,333	100.00	520,063	100.00

(1)	Includes the effect of net incomes arising from the discontinued operations.

The Condensed Notes are an integral part of the interim financial information.

CONDENSED NOTES TO THE INTERIM FINANCIAL INFORMATION

FOR THE SIX-MONTH PERIOD ENDED AS OF JUNE 30, 2018

(In Thousands of Brazilian Reais – except where otherwise indicated)

1.	OPERATING CONTEXT

a)	The Company

Companhia Energética de Minas Gerais (´Parent company’ or ‘Holding Company’) is a listed corporation, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; through ADRs on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with subsidiaries and investments in associates or jointly controlled entities (collectively referred to as “Cemig” or the “the Company”), which are engaged in the construction and operation of infrastructure used in the generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of the energy sector, for the purpose of commercial operation.

As of June 30, 2018 Company´s current liabilities exceeded its current assets by R$ 553,662 and R$ 139,206, respectively, in the consolidated and the Holding Company. In the half-year then ended, the Company generated negative consolidated operating cash flow in the amount of R$ 8,501 (positive in the amount of R$ 1,766,630 in the same period of 2017), arising mainly from higher than budgeted costs on purchase of energy – which will be the subject of reimbursement in the next tariff adjustment. The Holding Company generated a positive operating cash flow of R$ 470,722 (R$ 219,868 in the same period of 2017). Additionally, as of June 30, 2018, Cemig’s consolidated indebtedness from loans, financings and debentures on current and non-current liabilities comprised R$ 2,740,647 and R$ 11,863,407, respectively. The Company’s Management monitors its cash flow and, in that way, studies actions in order to the adjustment of its current financial position to the levels considered adequate to meet its necessities.

As part of the Company’s indebtness management, in December 2017 and July 2018 the subsidiary Cemig GT issued Eurobonds for an amount of US$ 1 billion (R$ 3.2 billion) and US$ 500 million (R$ 1.9 billion), respectively, which mature in 2024. In addition, at the end of 2017, Cemig entered into negotiations with its main creditors aiming at a Bank Debt Refinancing representing up to R$ 3.4 billion of which R$ 2.7 billion of the subsidiary Cemig D and R$ 741 million of the subsidiary Cemig GT. These initiatives have balanced the Company’s cash flows, extended average debt maturities, and improved its credit quality.

Based on the facts and circumstances that existed on this reporting date, Management has evaluated the Company’s ability to continue on a going concern basis and is convinced that its operations have the capacity to generate funds to continue its business in the future. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue operating. Therefore, these interim financial information have been prepared on a going concern basis.

Merger of Cemig Telecomunicações S.A. (‘Cemig Telecom’) and sale of telecom assets

On March 31, 2018, Cemig completed the merger of its wholly-owned subsidiary Cemig Telecom at book value. As a result, Cemig Telecom has been wound up and Cemig has taken over all the subsidiary’s assets, rights and obligations. Considering this is a wholly-owned subsidiary merger there has not been capital increase nor new shares issuance. The Cemig Telecom shares have been extinguished on the merger date.

The balance sheet of Cemig Telecom used for the merger, at March 31, 2018, is as follows:

	Mar. 31, 2018		Mar. 31, 2018
Assets		Liabilities
Current	24,986	Current	33,816
Non-current		Non-current	55,407
Non-current assets	15,313
Investments	17,116
Net PP&E	271,766
Intangible assets	11,716

	315,911	Equity	251,674

Total assets	340,897	Total liabilities and Equity	340,897

The Company’s Management is in the process of sale of the assets merged from Cemig Telecom. See details in Note 30.

Changes in the Company’s by-laws – improvement of corporate governance

On June 11, 2018 a General Meeting of Shareholders approved changes to the Company’s by-laws, to formalize best corporate governance practices and meet the requirements of Law 13303/2016 (the ‘State Companies Law’). The improvements now formally incorporated in the by-laws include:

◾

Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC Best Corporate Governance Practices Code, and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index.

◾	Creation of the Audit Committee (Comitê de Auditoria). The Fiscal Council (Conselho Fiscal) remains in existence.

The changes in the by-laws have had no effect on the Company’s dividend policy.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), Technical Pronouncement 21 (R1) – ‘CPC 21’, which applies to interim financial information, and the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Interim Financial Information (Informações Trimestrais, or ITR).

This interim financial information have been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the December 31, 2017 financial statements, except for the adoption of new pronouncements that came into force as from January 1, 2018, which impacts are presented in Note 2.2 to this interim financial information.

Thus, this consolidated interim financial information should be read in conjunction with the said financial statements, approved by the Company’s Fiscal Council on March 28, 2018.

Material information in the interim financial information is being disclosed, which is used by Management in its administration of the Company.

On August 13, 2018, the Company’s Executive Board authorized the issuance of this interim financial information for the six-month period ended on June 30, 2018. On November 27, 2018 the Company’s Executive Board authorized its restatement to reflect the effect of adjustments described in note 2.3.

2.2	Adoption of new pronouncements effective as from January 1, 2018

IFRS 15/CPC 47 – Revenue from contracts with customers

IFRS 15/CPC 47 – Revenue from contracts with customers establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount which reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. This new pronouncement will supersede all current requirements for recognition of revenue under the CPCs/IFRS. Additionally, IFRS 15/CPC 47 establishes requirements for more detailed presentation and disclosure than the standards currently in effect.

The Company and its subsidiaries adopted the new standard based on the prospective method, with the impacts accounted for as of January 1, 2018.

The Company and its subsidiaries performed an assessment of the five steps for recognition and measurement of revenue, as required by IFRS 15/CPC 47:

1.	Identify the contracts signed with its customers;

2.	Identify the performance obligations in each type of contract;

3.	Determine the price of each type of transaction;

4.	Allocate the price to the performance obligations contained in the contract; and

5.	Recognize the revenue when (or to the extent that) the entity satisfies each performance obligation of the contract.

The impact of the adoption of this pronouncement occurred in the recognition of reimbursements to customers resulting from the penalties for breach of quality indicators in the electricity supply, mainly the indicators DIC, FIC, DMIC and DICRI, as a reduction of revenues from use of the distribution network (TUSD). Until December 31, 2017, these reimbursements were recognized as operating expense.

This table shows the impact of adoption of IFRS 15 (CPC 47) on the statement of income for the periods of six and three months ended June 30, 2018:

	Jan to Jun 2018 with adoption of IFRS 15/CPC 47	Adjustment (1) IFRS 15/CPC 47	Jan to Jun 2018 without adoption of IFRS 15/CPC 47
GOING CONCERN OPERATIONS
NET REVENUE	10,541,969	25,681	10,567,650
OPERATING COSTS	(8,218,128)	—	(8,218,128)
OPERATING EXPENSES	(839,794)	(25,681)	(865,475)
Share of (loss) profit, net, of associates and joint ventures	(26,233)	—	(26,233)
Net Finance income (expenses)	(854,632)	—	(854,632)
Income and Social Contribution taxes	(170,845)	—	(170,845)

Net income from going concern operations in the period	432,337	—	432,337

	Apr to Jun 2018 with adoption of IFRS 15/CPC 47	Adjustment (1) IFRS 15/CPC 47	Apr to Jun 2018 without adoption of IFRS 15/CPC 47
GOING CONCERN OPERATIONS
NET REVENUE	5,606,538	9,235	5,615,773
OPERATING COSTS	(4,488,514)	—	(4,488,514)
OPERATING EXPENSES	(371,116)	(9,235)	(380,351)
Share of (loss) profit, net, of associates and joint ventures	(83,107)	—	(83,107)
Net Finance income (expenses)	(696,832)	—	(696,832)
Income and Social Contribution taxes	773	—	773

Net income from going concern operations in the period	(32,258)	—	(32,258)

(1)	Refers to penalties for violation of energy supply quality indicators, mainly the indicators DIC, FIC, DMIC and DICRI, reclassified from Other operational revenue (expenses).

IFRS 9/CPC 48 – Financial instruments

IFRS 9/CPC 48 establishes that all financial activities recognized that are within the scope of IAS 39 (equivalent to CPC 38) should subsequently be measured at amortized cost or fair value, reflecting the business model in which the assets are administered, and their cash flow characteristics, not affecting accounting recognition of the Company’s financial assets and liabilities. IFRS 9/CPC 48 contains three categories of accounting for financial instruments: Amortized cost; Fair value through other comprehensive income; and fair value through profit or loss. The standard has eliminated the existing categories under IAS 39/CPC 38 and, thus, the Company and its subsidiaries have reclassified those categories to comply with the new standard, as follows:

Consolidated	Classification
	IFRS 39/CPC 38	IFRS 9/CPC 48
Financial assets:
Cash equivalents – Investments	Loans and receivables	Amortized cost
Securities – Investments (1)	Held to maturity	Amortized cost
Securities – Investments (1)	Available for sale	Fair value through profit or loss
Customers and Traders; Concession holders (Transport of energy)	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Advances to suppliers	Loans and receivables	Amortized cost
Accounts receivable from the State of Minas Gerais	Loans and receivables	Amortized cost
Receivables from related parties	Loans and receivables	Amortized cost
Concession financial assets – CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Loans and receivables	Amortized cost
Reimbursement of tariff subsidies	Loans and receivables	Amortized cost
Low-income subsidy	Loans and receivables	Amortized cost
Escrow deposits	Loans and receivables	Amortized cost
Derivative financial instruments (swap transactions)	Fair value through profit or loss	Fair value through profit or loss
Concession financial assets – Transmission infrastructure	Loans and receivables	Amortized cost
Concession financial assets – Distribution infrastructure	Available for sale	Fair value through profit or loss
Indemnities receivable – Transmission	Loans and receivables (2)	Fair value through profit or loss
Indemnities receivable – Generation	Loans and receivables (2)	Fair value through profit or loss
Concession grant fee – Generation concessions	Loans and receivables	Amortized cost
Other	Loans and receivables	Amortized cost
Financial liabilities
Loans, financings and debentures	Amortized cost	Amortized cost
Debt agreed with pension fund (Forluz)	Amortized cost	Amortized cost
Concession financial liabilities – CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Amortized cost	Amortized cost
Concessions payable	Amortized cost	Amortized cost
The Minas Gerais State Tax Debits Regularization Plan (PRCT)	Amortized cost	Amortized cost
Suppliers	Amortized cost	Amortized cost
Advances from clients	Amortized cost	Amortized cost
Derivative financial instruments (swap transactions)	Fair value through profit or loss	Fair value through profit or loss
Derivative financial instruments – Put options	Fair value through profit or loss	Fair value through profit or loss

(1)	The Company has ‘securities’ with various classifications under IFRS 9 / CPC 48.
(2)	Recognized at their nominal realization values, which are similar to fair value.

Impairment

The material impact resulting from the adoption of the standard as from January 1, 2018 is related to the impairment of trade accounts receivable. The new pronouncement also establishes that in relation to the impairment losses of financial assets, the expectation of loss model in the credit is no longer losses incurred, but a prospective model of expected credit losses, based on probabilities. Based on the new pronouncement, provisions for expected losses were measured based on the losses expected in the next 12 months, as a function of the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition.

The Company and its subsidiaries have adopted, in its analyses, a simplified approach, considering that the balance of its accounts receivable from clients do not have a significant financial component, and have calculated the expectation of loss considering the historic average of non-collection over the total billed in each month (based on the last 12 months of billing), segregated by type of customers and projected for the next 12 months, taking into account the aging of receivables, including those not yet due. The estimated loss for the past due balances of customers who renegotiated their debt has been calculated based on the maturity date of the original invoice, with the new terms negotiated not being taken into account. For the balances that are more than 12 months past due, expectation of total loss was assumed.

The estimated effects at January 1, 2018 arising from adoption of IFRS 9/CPC 48, resulted in an increase in the provision for doubtful accounts and a corresponding effect in Equity, as follows:

Jan. 1, 2018
Customers and Traders; Transport of energy (a)	150,114
Reflex of the adjustment due to the jointly controlled—Light	82,770
Deferred income and Social Contribution taxes (a)	(51,038)

181,846

(a)	Refers to estimated losses on doubtful accounts receivable from customers of Cemig D.

2.3	Restatement of the interim financial information

As mentioned in Note 32, on May 28, 2018 Aneel confirmed the result of the Fourth Tariff Review of Cemig Distribuição S.A. (‘Cemig D’), a wholly-owned subsidiary of the Company. Part of this result comprised direct pass-throughs to the tariff of amounts arising from variations in non-manageable costs (‘Portion A’), arising primarily from: purchase ofpower supply, transmission charges, and other financial components of the tariff, for which Cemig D recorded the accounting effects as from May 2018.

After publication of the interim financial information for the quarter and six months ended June 30, 2018, differences were identified in the accounting of the amortization of certain concession financial assets and liabilities related to CVA Account (Portion A Compensation) and Other Financial Components approved in the tariff review referred to above. The effect of these differences on the individual interim financial information of the Company is limited to the share of profit, recorded by the equity method, related to the equity ownership that the company holds in Cemig D. As a result, Cemig and its subsidiary have opted to re-present the individual and consolidated interim financial information, so as to better reflect their financial position and operational performance. These changes caused no effects on the individual and consolidated financial statements for the year ended December 31, 2017, which are presented for the purposes of comparison, nor in the individual and consolidated financial statements for the quarter ended March 31, 2018.

Based on the orientation given in CPC 23 / IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the interim financial information is being restated with the following adjustments:

(a)

Correction of the divergences in the accounting of the amortization of certain Concession financial assets and liabilities related to the CVA (Variation in ‘Portion A’ Items) account and Other Financial Components approved in the Tariff Review of May 28, 2018 – in the net amount of R$ 81,623 for the six and three-month periods ended June 30, 2018.

(b)

Effects of the adjustment indicated in item (a) on calculations of current and deferred income tax and Social Contribution tax, in the amount of R$ 16,375 and R$ 7,480, respectively, for the six and three-month periods ended June 30, 2018.

(c)	Effects of the adjustment indicated in item (a) on calculations of Pasep and Cofins taxes, in the amounts of R$ 7,550 for the six and three-month periods ended June 30, 2018.

(d)	Effects of the adjustment indicated in item (a) on calculations of the regulatory charges, in the amounts of R$ 734 for the six and three-month periods ended June 30, 2018.

(e)

Net aggregate effects, of the adjustments indicated in items (a), (b), (c), and (d), in the amount of R$ 49,484, in calculation of the gain by the equity method arising from the Company’s investment in Cemig D, for the six and three-month periods ended June 30, 2018.

(f)	Net effect of all the adjustments, in the amount of R$ 49,484, in the profit of the six and three-month periods ended June 30, 2018.

STATEMENTS OF FINANCIAL POSITION

Assets	Consolidated			Holding company
	Jun. 30, 2018	Adjustments	Jun. 30, 2018 (Restated)	Jun. 30, 2018	Adjustments	Jun. 30, 2018 (Restated)
CURRENT
Concession financial assets (a)	565,281	81,623	646,904	—	—	—
Income and Social Contribution taxes recoverable (b) and (e)	406,203	(16,375)	389,828	25,889	—	25,889
Other	5,994,568	—	5,994,568	637,149	—	637,149

	6,966,052	65,248	7,031,300	663,038	—	663,038
Assets classified as Held for sale	281,578	—	281,578	281,578	—	281,578

TOTAL, CURRENT	7,247,630	65,248	7,312,878	944,616	—	944,616

NON-CURRENT
Deferred income and Social Contribution taxes (b)	1,943,501	(7,480)	1,936,021	791,360	—	791,360
Investments – Equity method (g)	7,703,552	—	7,703,552	14,051,552	49,484	14,101,036
Other	24,785,675	—	24,785,675	592,235	—	592,235

TOTAL, NON-CURRENT	34,432,728	(7,480)	34,425,248	15,435,147	49,484	15,484,631

TOTAL ASSETS	41,680,358	57,768	41,738,126	16,379,763	49,484	16,429,247

Liabilities	Consolidated			Holding company
	Jun. 30, 2018	Adjustments	Jun. 30, 2018 (Restated)	Jun. 30, 2018	Adjustments	Jun. 30, 2018 (Restated)
CURRENT
Regulatory charges (d)	434,129	220	434,349	5,836	—	5,836
Taxes payable (c)	287,205	7,550	294,755	6,546	—	6,546
Other obligations	7,131,531	—	7,131,531	1,065,535	—	1,065,535

	7,852,865	7,770	7,860,635	1,077,917		1,077,917
Liabilities directly associated with assets classified as held for sale	5,905	—	5,905	5,905	—	5,905

TOTAL, CURRENT	7,858,770	7,770	7,866,540	1,083,822	—	1,083,822

NON-CURRENT
Regulatory charges (d)	278,374	514	278,888	—	—	—
Other obligations	18,864,395	—	18,864,395	621,219	—	621,219

TOTAL, NON-CURRENT	19,142,769	514	19,143,283	621,219	—	621,219

TOTAL LIABILITIES	27,001,539	8,284	27,009,823	1,705,041	—	1,705,041

EQUITY
Share capital	7,293,763	—	7,293,763	7,293,763	—	7,293,763
Capital reserves	2,249,721	—	2,249,721	2,249,721	—	2,249,721
Profit reserves	5,728,574	—	5,728,574	5,728,574	—	5,728,574
Equity valuation adjustments	(836,528)	—	(836,528)	(836,528)	—	(836,528)
Subscription of shares, to be capitalized	—	—	—	—		—
Retained earnings (f)	239,192	49,484	288,676	239,192	49,484	288,676

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	14,674,722	49,484	14,724,206	14,674,722	49,484	14,724,206

NON-CONTROLLING INTERESTS TOTAL EQUITY	4,097	—	4,097	—	—	—

TOTAL EQUITY	14,678,819	49,484	14,728,303	14,674,722	49,484	14,724,206

TOTAL LIABILITIES AND EQUITY	41,680,358	57,768	41,738,126	16,379,763	49,484	16,429,247

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018

	Consolidated			Holding company
	Jan to Jun 2018	Adjustments	Jan to Jun 2018 (Restated)	Jan to Jun 2018	Adjustments	Jan to Jun 2018 (Restated)
Going concern operations
Net revenue (a), (c) and (d)	10,468,630	73,339	10,541,969	146	—	146
Total cost	(8,218,128)	—	(8,218,128)	—	—	—

GROSS PROFIT	2,250,502	73,339	2,323,841	146	—	146
Operating expenses	(839,794)	—	(839,794)	(142,172)	—	(142,172)
Share of (loss) profit, net, of associates and joint ventures (e)	(26,233)	—	(26,233)	480,319	49,484	529,803

Income before finance income (expenses) and taxes	1,384,475	73,339	1,457,814	338,293	49,484	387,777
Finance income	491,169	—	491,169	18,792	—	18,792
Finance expenses	(1,345,801)	—	(1,345,801)	(3,085)	—	(3,085)

Income before income tax and Social Contribution tax	529,843	73,339	603,182	354,000	49,484	403,484
Current income and Social Contribution taxes (b)	(180,044)	(16,375)	(196,419)	—	—	—
Deferred income and Social Contribution taxes (b)	33,054	(7,480)	25,574	38,569	—	38,569

Net income (loss) for the period from going concern operations	382,853	49,484	432,337	392,569	49,484	442,053

Net income (loss) for the period from discontinued operations	21,372	—	21,372	11,358	—	11,358

Net income (loss) for the period (f)	404,225	49,484	453,709	403,927	49,484	453,411

Basic and diluted earnings (loss) per share – R$	0.28	0.03	0.31	0.28	0.03	0.31

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2018

	Consolidated			Holding company
	Apr to Jun 2018	Adjustments	Apr to Jun 2018 (Restated)	Apr to Jun 2018	Adjustments	Apr to Jun 2018 (Restated)
Net revenue (a), (c) and (d)	5,533,199	73,339	5,606,538	73	—	73
Total cost	(4,488,514)	—	(4,488,514)	—	—	—

GROSS PROFIT	1,044,685	73,339	1,118,024	73	—	73
Operating expenses	(371,116)	—	(371,116)	(78,890)	—	(78,890)
Share of (loss) profit, net, of associates and joint ventures (e)	(83,107)	—	(83,107)	(18,051)	49,484	31,433

Income before finance income (expenses) and taxes	590,462	73,339	663,801	(96,868)	49,484	(47,384)
Finance income	249,315	—	249,315	7,544	—	7,544
Finance expenses	(946,147)	—	(946,147)	(2,191)	—	(2,191)

Income before income tax and Social Contribution tax	(106,370)	73,339	(33,031)	(91,515)	49,484	(42,031)
Current income and Social Contribution taxes (b)	4,982	(16,375)	(11,393)	—	—	—
Deferred income and Social Contribution taxes (b)	19,646	(7,480)	12,166	19,635	—	19,635

Net income (loss) for the period from going concern operations	(81,742)	49,484	(32,258)	(71,880)	49,484	(22,396)

Net income (loss) for the period from discontinued operations	21,372	—	21,372	11,358	—	11,358

Net income (loss) for the period (f)	(60,370)	49,484	(10,886)	(60,522)	49,484	(11,038)

Basic and diluted earnings (loss) per share – R$	(0.04)	0.03	(0.01)	(0.04)	0.03	(0.01)

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018

	Consolidated			Holding company
	Jan to Jun 2018	Adjustments	Jan to Jun 2018 (Restated)	Jan to Jun 2018	Adjustments	Jan to Jun 2018 (Restated)
Net income for the period (f)	404,225	49,484	453,709	403,927	49,484	453,411
Other comprehensive income	(416)	—	(416)	(416)	—	(416)

Comprehensive income for the period	403,809	49,484	453,293	403,511	49,484	452,995

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2018

	Consolidated			Holding company
	Apr to Jun 2018	Adjustments	Apr to Jun 2018 (Restated)	Apr to Jun 2018	Adjustments	Apr to Jun 2018 (Restated)
Net income for the period (f)	(60,370)	49,484	(10,886)	(60,522)	49,484	(11,038)

Comprehensive income for the period	(60,370)	49,484	(10,886)	(60,522)	49,484	(11,038)

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018

	Consolidated			Holding company
	Jan to Jun 2018	Adjustments	Jan to Jun 2018 (Restated)	Jan to Jun 2018	Adjustments	Jan to Jun 2018 (Restated)
CASH FLOW FROM OPERATIONS
Net income for the period from going concern operations (f)	382,853	49,484	432,337	392,569	49,484	442,053
Adjustments to reconcile net income to net cash flows
Income tax and Social Contribution taxes (b)	146,990	23,855	170,845	(38,569)		(38,569)
Share of profit (loss) in associates and joint ventures (e)	26,233		26,233	(480,319)	(49,484)	(529,803)
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (a)	(1,069,049)	(81,623)	(1,150,672)	—	—	—
Others	1,565,134	—	1,565,134	76,770	—	76,770

	1,052,161	(8,284)	1,043,877	(49,549)	—	(49,549)

(Increase) / decrease in assets	716,507	—	716,507	500,635	—	500,635

Increase (decrease) in liabilities
Taxes payable (c)	(314,754)	7,550	(307,204)	831		831
Regulatory charges (d)	(49,987)	734	(49,253)	5,836		5,836
Others	(497,379)	—	(497,379)	(5,499)	—	(5,499)

	(862,120)	8,284	(853,836)	1,168		1,168

Cash generated by going concern operations	906,548	—	906,548	452,254	—	452,254

Interest paid on loans and financings	(671,651)	—	(671,651)	(438)	—	(438)
Income and Social Contribution taxes paid	(292,981)	—	(292,981)	(38)	—	(38)
Settlement of derivative financial instruments (Swap)	12,981	—	12,981	—	—	—

NET CASH FROM (USED IN) GOING CONCERN OPERATIONS	(45,103)	—	(45,103)	451,778	—	451,778

Net cash from (used in) Discontinued operations	36,602	—	36,602	18,944	—	18,944

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(8,501)	—	(8,501)	470,722	—	470,722

NET CASH FROM (USED IN) INVESTING IN GOING CONCERN OPERATIONS	196,510	—	196,510	(552,127)	—	(552,127)
Net cash used in investment activities—discontinued operations	(7,631)	—	(7,631)	—	—	—

NET CASH FROM (USED IN) INVESTING ACTIVITIES	188,879	—	188,879	(552,127)	—	(552,127)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	(269,698)	—	(269,698)	105,778	—	105,778
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(89,320)	—	(89,320)	24,373	—	24,373
Cash and cash equivalents at the beginning of the period	1,030,257	—	1,030,257	38,672	—	38,672

Cash and cash equivalents at the end of the period	940,937	—	940,937	63,045	—	63,045

STATEMENTS OF ADDED VALUE

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018

	Consolidated			Holding company
	Jan to Jun 2018	Adjustments	Jan to Jun 2018 (Restated)	Jan to Jun 2018	Adjustments	Jan to Jun 2018 (Restated)
Gross value added (a)	7,605,969	81,623	7,687,592	(88,404)	—	(88,404)
Retentions	(411,300)	—	(411,300)	(216)	—	(216)

Net added value produced by going concern operations	7,194,669	81,623	7,276,292	(88,620)	—	(88,620)
Net added value produced by discontinued operations	21,372	—	21,372	11,358	—	11,358
Added value received by transfer (e)	464,936	—	464,936	499,111	49,484	548,595

Added value to be distributed	7,680,977	81,623	7,762,600	421,849	49,484	471,333

Distribution of added value
Employees	816,235	—	816,235	43,703	—	43,703
Taxes (b), (c) and (d)	5,047,392	32,139	5,079,531	(35,652)	—	(35,652)
Remuneration of external capital	1,413,125	—	1,413,125	9,871	—	9,871
Remuneration of own capital (f)	404,225	49,484	453,709	403,927	49,484	453,411

	7,680,977	81,622	7,762,600	421,849	49,484	471,333

2.4	Correlation between the Explanatory Notes published in the annual financial statements and those in the interim financial information

The table below shows the correlation between the Explanatory Notes published in the financial statements at December 31, 2017 and the interim financial information at June 30, 2018.

The Company understands that this interim financial information presents the material updating of information relating to its financial position, and its results for the six-month period ended June 30, 2018, in compliance with the requirements for disclosure stated by the CVM (Brazilian Securities Commission).

Number of the Note		Title of the Note
Dec. 31, 2017	Jun. 30, 2018
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
4	4	Concessions and authorizations
5	31	Operational segments
6	5	Cash and cash equivalents
7	6	Securities
8	7	Customers and traders; Concession holders (transport of energy)
9	8	Recoverable taxes
10	9	Income and Social Contribution tax
11	10	Restricted cash
12	11	Accounts Receivable from the State of Minas Gerais
13	12	Escrow deposits
14	13	Reimbursement of tariff subsidies
15	14	Concession financial assets and liabilities
16	15	Investments
17	16	Property, plant and equipment
18	17	Intangible assets
19	18	Suppliers
20	19	Taxes payable, Income tax and Social Contribution tax and amounts to be reimbursed to customers
21	20	Loans, financings and debentures
22	21	Regulatory charges
23	22	Post-retirement obligations
24	23	Provisions
25	24	Equity and remuneration to shareholders
26	25	Revenue
27	26	Operating costs and expenses
28	27	Finance income and expenses
29	28	Related party transactions
30	29	Financial instruments and risk management
31	29	Measurement at fair value
—	30	Assets classified as held for sale
35	33	Transactions not involving cash
36	34	Subsequent events

The Notes to the 2017 financial statements that have not been included in these interim financial information because they had no material changes, and/or were not applicable to the interim information, are as follows:

Number	Title of the Note
32	Insurance
33	Commitments
34	Annual tariff adjustment

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates for the interim financial information of subsidiaries and jointly-controlled entities used for the purposes of consolidation and equity method gains (losses), respectively, coincide with those of the Company. Accounting practices are applied uniformly in line with those used by the Company.

The following subsidiaries are included in the consolidated interim financial information:

Subsidiary	Criteria	Jun. 30, 2018	Dec. 31, 2017
		Direct interest,%	Direct interest,%
Cemig Geração e Transmissão	Consolidated	100.00	100.00
Cemig Distribuição	Consolidated	100.00	100.00
Gasmig	Consolidated	99.57	99.57
Cemig Telecom (2)	Consolidated	—	100.00
Rosal Energia	Consolidated	100.00	100.00
Sá Carvalho	Consolidated	100.00	100.00
Horizontes Energia	Consolidated	100.00	100.00
Cemig Geração Distribuída (Usina Térmica Ipatinga) (1)	Consolidated	100.00	100.00
Cemig PCH	Consolidated	100.00	100.00
Cemig Trading	Consolidated	100.00	100.00
Efficientia	Consolidated	100.00	100.00
Cemig Comercializadora de Energia Incentivada	Consolidated	100.00	100.00
UTE Barreiro	Consolidated	100.00	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidated	100.00	100.00
Luce Empreendimentos e Participações S.A.	Consolidated	100.00	100.00

(1)	In 2018, the corporate name of UTE Ipatinga was changed to Cemig Geração Distribuída S.A.
(2)	Company merged into Cemig on March 31, 2018.

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions and authorizations with Aneel:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION
Hydroelectric plants
Emborcação (1)	Cemig GT	07/1997	07/2025
Nova Ponte (1)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consortium) (1)	Cemig GT	06/1997	01/2033
Salto Morais (1)	Cemig GT	02/2013	07/2020
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Luiz Dias (1)	Cemig GT	02/2013	08/2025
Poço Fundo (1)	Cemig GT	02/2013	08/2025
São Bernardo (1)	Cemig GT	02/2013	08/2025
Xicão (1)	Cemig GT	02/2013	08/2025
Três Marias (2)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (2)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (2)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (2)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau (2)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (2)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (2)	Cemig Geração Oeste	16/2016	01/2046
Thermal plants
Igarapé (1)	Cemig GT	07/1997	08/2024
POWER TRANSMISSION
National grid (3)	Cemig GT	006/1997	01/2043
Itajubá Substation (3)	Cemig GT	79/2000	10/2030
ELECTRICITY DISTRIBUTION (4)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045
GAS DISTRIBUTION (4)	Gasmig	State Law 11,021/1993	01/2053

(1)

Generation concession contracts that are not within the scope of ICPC 01/IFRC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).

(2)	Generation concession contracts whose revenue related to the Concession Grant Fee is within the scope of ICPC 01 /IFRIC 12, and is classified as concession financial assets.
(3)

Transmission concession contracts that are within the scope of ICPC 01 /IFRIC 12, considering the financial asset model, andthe income and costs of the construction works related to the formation of the financial asset is recognized as expenses are incurred. The financial asset to be reimbursed is identified when the implementation of the infrastructure is finalized and included as remuneration for the services of implementation of the infrastructure.

(4)	Concession contracts that are within the scope of ICPC 01 /IFRIC 12 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model.

5.	CASH AND CASH EQUIVALENTS

	Consolidated		Holding Company
	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Bank accounts	43,984	113,495	4,669	4,645
Cash equivalents
Bank certificates of deposit (CDBs) (1)	786,378	685,826	44,748	20,799
Overnight (2)	110,575	226,629	13,628	13,228
Others	—	4,307	—	—

	896,953	916,762	58,376	34,027

	940,937	1,030,257	63,045	38,672

(1)

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CDBs), accrued interest at 60% to 106% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on June 30, 2018 (50% to 106% on December 31, 2017). For these CDBs, the Company has repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier, at the Company’s option.

(2)

Overnight transactions are repos available for redemption on the following day.They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 6.39%, on June 30, 2018 (6.89% on December 31, 2017). Their purpose is to settle the Company’s short-term obligations, or to be used in the acquisition of other assets with better return to replenish the portfolio.

The Company’s exposure to interest rate risks and sensitivity analysis for financial assets and liabilities are disclosed in Note 29.

6.	SECURITIES

	Consolidated		Holding Company
	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Investments
Current
Bank certificates of deposit (CDBs) (1)	935	2,652	115	144
Financial Notes (LFs) – Banks (2)	158,949	303,355	19,589	17,706
Treasury Financial Notes (LFTs) (3)	121,124	739,945	14,928	43,189
Debentures (4)	4,775	10,663	1,825	2,142
Others	2,252	1,769	650	779

	288,035	1,058,384	37,107	63,960
Non-current
Bank certificates of deposit (CDBs) (1)	234	—	43	—
Financial Notes (LFs) – Banks (2)	57,957	—	7,143	—
Debentures (4)	4,951	29,753	2,339	1,737
Others	705	—	—	—

	63,847	29,753	9,525	1,737

	351,882	1,088,137	46,632	65,697

(1)

Investments in Bank Certificates of Deposit – CDBs – accrued interest at a percentage of the Interbank Certificates of Deposit (CDI) rate, published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) which was 100.50% to 105.25% on June 30, 2018 (100.25% to 105.25% on December 31, 2017).

(2)

Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks, and that accrued interest at a percentage of the CDI rate published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). The LFs accrued interest of 102% to 111.25% of the CDI rate on June 30, 2018 (102.01% to 112% on December 31, 2017).

(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield on which follows the daily changes in the Selic rate between the date of purchase and the date of maturity.
(4)

Debentures are medium and long-term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from 104.25% to 151% of the CDI rate on June 30, 2018 (104.25% to 161.54% on December 31, 2017).

Note 29 provides further information on these securities. Investments in securities of related parties are shown in Note 28.

7.	CUSTOMERS, TRADERS AND TRANSPORT OF ENERGY CONCESSION HOLDERS

	Consolidated
	Balances not yet due	Up to 90 days past due	More than 90 days past due	Jun. 30, 2018	Dec. 31, 2017
Billed supply	1,166,017	627,811	809,168	2,602,996	2,688,622
Unbilled supply	1,058,559	—	—	1,058,559	993,699
Other concession holders – wholesale supply	3,008	18,617	3,569	25,194	25,642
Other concession holders – wholesale supply, unbilled	217,120	—	—	217,120	283,061
CCEE (Wholesale Electricity Trading Chamber)	46,908	214,127	259	261,294	381,150
Concession Holders – Transport of energy	69,137	6,634	94,898	170,669	159,194
Concession Holders – Transport of energy, unbilled	231,550	—	—	231,550	177,308
(–) Provision for doubtful receivables	(191,250)	(17,475)	(522,863)	(731,588)	(567,956)

	2,601,049	849,714	385,031	3,835,794	4,140,720

Current assets				3,759,200	3,885,392
Non-current assets				76,594	255,328

	Holding Company
	Balances not yet due	Up to 90 days past due	More than 90 days past due	Jun. 30, 2018	Dec. 31, 2017
Billed supply (Telecom services)	15,277	4,945	5,185	25,407	—
(–) Provision for doubtful receivables	—	—	(1,133)	(1,133)	—

	15,277	4,945	4,052	24,274	—

Current assets				24,274	—

Note 29 presents the Company and its subsidiaries’ exposure to credit risk related to customers and traders.

The allowance for doubtful accounts is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	Jun. 30, 2018	Dec. 31, 2017
Residential	130,624	160,482
Industrial	205,834	178,058
Commercial, services and others	171,540	117,438
Rural	29,036	17,334
Public authorities	94,386	11,984
Public lighting	5,680	4,740
Public services	26,758	10,187
Charges for use of the network (TUSD)	67,730	67,733

	731,588	567,956

Changes in the allowance for doubtful accounts are as follows:

Balance at December 31, 2016	660,105
Additions, net	140,885

Balance at June 30, 2017	800,990

Balance at December 31, 2017	567,956

Additions, net	317,671
Write-off	(154,039)

Balance at June 30, 2018	731,588

The Company recorded, on January 1, 2018, the effects arising from the adoption of IFRS 9 / CPC 48, as a result of the retained earnings. More detail in Note 2 of this interim financial information.

Advances from clients

Cemig GT and Cemig D receives advance payments for the sale of energy from certain customers. Advance payments related to services not yet provided are as follows:

Balance at December 31, 2016	181,200
Addition	142,601
Supply completed	(85,041)
Monetary adjustment	24,680

Balance at June 30, 2017	263,440

Balance at December 31, 2017	232,762
Supply completed	(88,849)
Monetary adjustment	6,815

Balance at June 30, 2018	150,728

Advance payments are adjusted until the actual delivery of the power supply by Cemig GT and Cemig D under the following terms:

June 30, 2018				Balance on Jun. 30, 2018	Balance on Dec. 31, 2017
Counterparty	Specified period for energy billing	Index for adjusting prepaid amounts	MWh deliverable
BTG Pactual	Jan. 2018	1.57% p.m.	—	—	17,287
BTG Pactual	Jan. 2018	1.2% p.m.	—	—	25,633
Deal Comercializadora	Jan. 2018	1.2% p.m.	—	—	772
White Martins Gases Industriais Ltda	May 2018 – Mar. 2019	124% of CDI	214,642	121,396	147,066
White Martins Gases Industriais Ltda	May 2018 – Mar. 2019	124% of CDI	—	29,332	42,004

				150,728	232,762

Revenue from advanced sales of power supply is recognized in the statement of income only when the supply actually take place.

8.	RECOVERABLE TAXES

	Consolidated		Holding Company
	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Current
ICMS (VAT)	78,750	71,430	3,186	—
PIS and Pasep	8,672	12,130	20	6
Cofins	39,484	56,023	100	37
Others	23,461	34,207	96	—

	150,367	173,790	3,402	43
Non-current
ICMS (VAT)	228,317	224,752	2,290	—
PIS and Pasep	43	569	3	2
Cofins	196	3,131	12	12
Others	2,225	2,226	1,795	1,796

	230,781	230,678	4,100	1,810

	381,148	404,468	7,502	1,853

The ICMS (VAT) credits that are reported in non-current assets arise from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current was made in accordance with Management’s best estimate of the amounts which will likely be realized after June 2019.

Credits of PIS, Pasep and COFINS taxes generated by the acquisition of machinery and equipment can be offset immediately.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Income and Social Contribution tax recoverable

The balances of income tax and social contribution tax refer to tax credits in the corporate income tax returns of prior years and to advance payments which will be offset against federal taxes eventually payable.

	Consolidated		Holding Company
	Jun. 30, 2018 (Restated)	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Current
Income tax	244,642	223,539	23,141	19,124
Social Contribution tax	145,186	116,035	2,748	598

	389,828	339,574	25,889	19,722
Non-current
Income tax	—	6,685	—	6,685
Social Contribution tax	11,248	13,932	11,248	13,932

	11,248	20,617	11,248	20,617

	401,076	360,191	37,137	40,339

b)	Deferred income tax and Social Contribution tax

The Company and its subsidiaries have tax credits for income tax and the social contribution tax, arising from balances of tax losses, negative base for the social contribution tax, and temporary differences, at the rates of 25% (for income tax) and 9% (for the Social Contribution tax), as follows:

	Consolidated		Holding Company
	Jun. 30, 2018 (Restated)	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Deferred tax assets
Tax loss carryforwards	498,792	523,595	165,505	165,235
Provisions	1,110,876	1,092,557	555,145	527,166
Post-retirement obligations	1,210,792	1,179,257	150,691	144,176
Estimated provision for doubtful receivables	264,591	207,415	8,161	7,775
Taxes with suspended liability	12,858	14,093	—	—
Paid concession	7,473	8,227	—	—
Adjustment to fair value: Swap/loss	—	12,923	—	—
Others	17,710	14,212	5,630	—

Total	3,123,092	3,052,279	885,132	844,352

Deferred tax liabilities
Funding cost	(26,980)	(31,115)	—	—
Deemed cost	(252,511)	(275,543)	—	—
Cost of acquisition of equity interests	(454,616)	(463,573)	(86,365)	(87,613)
Borrowing costs capitalized	(167,044)	(165,582)	—	—
Taxes on revenues not redeemed – Presumed Profit accounting method	(1,253)	(785)	—	—
Adjustment to expectation of cash flow from the indemnifiable Concession financial assets	(919,083)	(937,485)	—	—
Adjustment to fair value of derivative financial instruments	(44,614)	(1,524)	—	—
Others	(38,872)	(40,133)	(7,407)	—

Total	(1,904,973)	(1,915,740)	(93,772)	(87,613)

Total, net	1,218,119	1,136,539	791,360	756,739

Total assets	1,936,021	1,871,228	791,360	756,739
Total liabilities	(717,902)	(734,689)	—	—

The changes in income tax and the Social Contribution tax are as follows:

	Consolidated	Holding Company
Balance at Dec. 31, 2016	1,215,247	789,318
Effects allocated to Statement of income	78,794	8,885
Variations in deferred tax assets and liabilities	4,544	—

Balance at June 30, 2017	1,298,585	798,203

Balance at Dec. 31, 2017	1,136,539	756,739
Telecom merger	—	1,049
Effects allocated to Statement of income – Going concern operations	25,574	38,569
Effects allocated to Statement of income – Discontinued operations	(9,815)	(5,742)
Effects allocated to Equity	68,586	—
Transfer to assets held for sale	745	745
Variations in deferred tax assets and liabilities	(3,510)	—

Balance on Jun. 30, 2018 (Restated)	1,218,119	791,360

c)	Reconciliation of income tax and Social Contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and the Social Contribution tax (rate 9%) with the current expense on these taxes in the statement of income:

	Consolidated		Holding Company
	Jan to Jun 2018 (Restated)	Jan to Jun 2017	Jan to Jun 2018 (Restated)	Jan to Jun 2017
Income on going concern operations before income and Social Contribution taxes	603,182	694,776	403,484	474,226
Income tax and Social Contribution tax – nominal expense	(205,082)	(236,224)	(137,185)	(161,237)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	(16,633)	9,096	176,535	166,824
Non-deductible contributions and donations	(1,583)	(1,512)	(401)	—
Tax incentives	5,983	6,088	25	43
Voluntary retirement provision	(146)	—	(14)	—
Difference between Presumed profit and Real profit	48,506	38,819	—	—
Non-deductible penalties	(6,964)	(8,405)	(35)	(11)
Excess reactive power and demand	—	(6,112)	—	—
Others	5,074	(15,678)	(356)	733

Income tax and Social Contribution – effective gain (expense)	(170,845)	(213,928)	38,569	6,352

Current tax	(196,418)	(292,722)	—	(2,533)
Deferred tax	25,573	78,794	38,569	8,885

	(170,845)	(213,928)	38,569	6,352

Effective rate	28.32%	30.79%	9.56%	1.34%

	Consolidated		Holding Company
	Apr to Jun 2018 (Restated)	Apr to Jun 2017	Apr to Jun 2018 (Restated)	Apr to Jun 2017
Income on going concern operations before income and Social Contribution taxes	(33,031)	188,653	(42,031)	141,589
Income tax and Social Contribution tax – nominal expense	11,231	(64,142)	14,290	(48,140)
Tax effects applicable to:
Share of (loss) profit of associates and joint ventures (net of effects of Interest on Equity)	(34,370)	503	6,466	43,983
Non-deductible contributions and donations	(1,214)	(680)	(401)	—
Tax incentives	2,792	2,292	25	43
Voluntary retirement provision	108	—	(12)	—
	—	(93)	—	—
Difference between Presumed profit and Real profit	21,296	36,192	—	—
Non-deductible penalties	(2,958)	(3,647)	(29)	(5)
Excess reactive power and demand	—	(3,037)	—	—
Others	3,888	(17,927)	(704)	512

Income tax and Social Contribution – effective gain (expense)	773	(50,539)	19,635	(3,607)

Current tax	(11,393)	(59,265)	—	(2,533)
Deferred tax	12,166	8,726	19,635	(1,074)

	773	(50,539)	19,635	(3,607)

Effective rate	2.34%	26.79%	46.72%	2.55%

10.	RESTRICTED CASH

The balance of Restricted cash amounting to R$ 111,220 in the Consolidated (R$ 106,227 on December 31, 2017), and R$ 90,663 in the Holding Company (R$ 87,872 on December 31, 2017), refers mainly to amounts deposited with a financial institution, in accordance with the Shareholders’ agreement of the jointly controlled Rio Minas Energia Participações – RME, as a guarantee for the settlement of the options to sell an interest in RME.

11.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

On October 25, 2017 the Company signed a Debt Recognition Agreement with Minas Gerais State, through its Tax Office, where the state committed to reimburse to the Company the total amount deposited, after adjusting it for inflation using the IGP-M index, related to the dispute on the criteria to be used to adjust the amounts passed through by the Minas Gerais State government as an advance for future capital contributions in the previous year.

The parties agreed that the Minas Gerais State will reimburse the Company R$ 294,390, of which R$ 239,445 relates to the historical amounts deposited, and R$ 54,945 relates to the monetary adjustment, of which R$ 13,082 is related to the six-month period ended June 30, 2018, which will be paid in 12 consecutive monthly installments, each adjusted by the IGP-M inflation index through the settlement date, starting on November 10, 2017. Further, the agreement states that, in the event of arrears or default by the State in the payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues. Until June 30, 2018, a total of R$ 46,290 had been received regarding two installments and the remaining balance of R$ 248,100 is still outstanding, recognized in Non-current assets, due to installments being overdue since January 2018. Company’s Management believes that no impairment losses is expected on these receivables, considering the aforementioned guarantees, which Company intends to execute in the event of non-receipt of the amount agreed in the debt recognition agreement.

12.	ESCROW DEPOSITS

These deposits are mainly related to legal proceeding relating to labor and tax contingencies.

Escrow deposits mainly relate to tax disputes, mainly on the calculation of Pasep/Cofins, for which the Company believes the amounts of ICMS (VAT) should be exclude from the taxable amount on which the Pasep/Cofins taxes are charged.

	Consolidated		Holding Company
	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Labor claims	332,362	303,699	37,737	35,270
Tax contingencies
Income tax on Interest on Equity	27,418	26,861	255	244
Pasep/Cofins taxes (1)	1,374,109	1,337,086	—	—
Donations and legacy tax (ITCD)	50,031	48,981	49,592	48,541
Urban property tax (IPTU)	85,425	79,505	68,947	68,675
Finsocial tax	37,978	37,170	37,978	37,170
Income and social contribution taxes on indemnity for employees ‘Anuênio’ benefit (2)	271,520	267,432	13,057	12,853
IRRF on Inflation Gain	8,359	—	8,359	—
Others	86,593	116,585	21,335	31,252

	1,941,433	1,913,620	199,523	198,735
Others
Regulatory
Third party	54,008	60,243	30,395	29,589
Customer relations	11,394	16,094	6,028	5,811
Court embargo	6,427	6,204	1,537	1,561
Others	13,194	14,358	4,323	5,515

	21,558	21,414	1,333	1,310

	106,581	118,313	43,616	43,786

	2,380,376	2,335,632	280,876	277,791

(1)

The escrow deposits relating to Pasep and Cofins taxes refer to the case challenging the constitutionality of inclusion of the ICMS (VAT), which has been charged, within the amount on which the Pasep and Cofins taxes are calculated.

(2)	See more details in Note 23 – Provisions (Indemnity of employees’ future benefit—the ‘Anuênio’).

Inclusion of ICMS (VAT) in the taxable base for Pasep /Cofins

Refers to the escrow deposits made in the action challenging the constitutionality of inclusion of ICMS (VAT), already charged, within the taxable amount for calculation of these two contributions. The subsidiaries Cemig D and Cemig GT obtained interim relief from the Court allowing them not to make the payment, and authorizing payment as escrow deposits, starting in 2008, and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

On October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, on the basis of setting a global precedent, in favor of the argument of the subsidiaries. Based on the opinion of its legal advisers, the subsidiaries adopted the following procedures:

◾

Cemig GT reversed the provision in the amount of R$ 101,233, with effect on the net income for 2017, and recorded the reversal as a deduction on revenue, in the fourth quarter of that year, remaining an escrow deposit in amount of R$ 186,784.

◾	Cemig D wrote down the liabilities relating to these contributions; and recorded a liability for reimbursement to customers. More details in Note 19.

13.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of distribution services are reimbursed to distributors through the funds from the Energy Development Account (CDE).

On June 30, 2018, the amount recognized as subsidies revenues was R$ 458,321 (R$ 401,695 in first half 2017). Of such amounts, Cemig D recorded a receivable of R$ 82,470 (R$ 73,345 in 2017), and Cemig GT recorded a receivable of R$ 3,357 (R$ 3,741 in 2017), in current assets.

14.	CONCESSION FINANCIAL ASSETS AND LIABILITIES

Consolidated	Jun. 30, 2018 (Restated)	Dec. 31, 2017
Financial assets related to infrastructure (1)
Distribution concessions	384,341	369,762
Receivable for residual value – Transmission (1.1)	1,822,294	1,928,038
Transmission concessions – assets remunerated by tariff (1.2)	552,019	547,800
Receivable for residual value – Generation (1.3)	1,935,220	1,900,757
Concession grant fee – Generation concessions (1.4)	2,371,831	2,337,135

	7,065,705	7,083,492
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (2)	858,761	369,010

Total	7,924,466	7,452,502

Current assets	646,904	847,877
Non-current assets	7,277,562	6,604,625

Consolidated Concession financial liabilities	Jun. 30, 2018	Dec. 31, 2017
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (2)	23,046	414,800
Current liabilities	16,751	414,800
Non-current liabilities	6,295	—

The changes in concession financial assets related to infrastructure are as follows:

	Transmission	Generation	Distribution	Consolidated
Balances at December 31, 2016	2,287,511	2,800,389	216,107	5,304,007
Additions	156,280	—	—	156,280
Transfers of indemnity – plants not renewed (Volta Grande)	—	70,252	—	70,252
Disposals	(380)	—	(15)	(395)
Amounts received	(8,890)	(111,228)	—	(120,118)
Transfers between PP&E, Financial assets and Intangible assets	—	—	34,789	34,789
Adjustment to expectation of cash flow from the indemnifiable Concession financial assets	—	—	1,511	1,511
Monetary updating	120,600	150,477	—	271,077

Balances at June 30, 2017	2,555,121	2,909,890	252,392	5,717,403

Balances at December 31, 2017	2,475,838	4,237,892	369,762	7,083,492
Additions	4,732	—	—	4,732
Amounts received	(262,341)	(122,284)	—	(384,625)
Transfers between PP&E, Financial assets and Intangible assets	(106)	—	11,302	11,196
Other transfers	—	—	269	269
Adjustment to expectation of cash flow from the indemnifiable Concession financial assets	9,671	—	3,066	12,737
Monetary updating	146,519	191,443	—	337,962
Disposals	—	—	(58)	(58)

Balances at June 30, 2018	2,374,313	4,307,051	384,341	7,065,705

1)	Financial assets related to infrastructure

The energy distribution and transmission concession contracts and the gas distribution contracts are within the scope of ICPC 01 (IFRIC 12). The financial assets under these contracts refer to the investment made in infrastructure that will be returned to the grantor at the end of the concession contract and for which the Company has a contractual right to receive cash from the grantor during the concession contract as well as at the end of the concession contract.

1.1)	Transmission – Residual value receivable

Cemig’s transmission concession contracts are within the scope of ICPC 01 (IFRC 12). The financial assets under these contracts refer to the investment made in infrastructure that will be returned to the grantor at the end of the concession contract and for which the Company is entitled to receive an amount corresponding to the residual value of the infrastructure assets at the end of the concession contract.

On April 22, 2016 the Mining and Energy Ministry (Ministério de Minas e Energia, or MME) published its Ministerial Order 120, setting the deadline and method of payment for the remaining amount corresponding to the residual value of the assets. The Ministerial Order determined that the amounts homologated by the regulator should become part of the Regulatory Remuneration Asset Base (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’).

On August 16, 2016, the regulator, through its Dispatch 2,181, homologated the amount of R$ 892,050, in Reais as of December 2012, for the portion of the residual value of assets to be paid to the Cemig GT. Such amount was recorded as a financial asset, with specific maturity and interest rate.

The amount of indemnity to be received, updated until June 30, 2018, amounted to R$ 1,822,294 (R$ 1,928,038 as of December 31, 2017), corresponding to the following:

Portions of remuneration and depreciation not paid since the extensions of concessions

An amount of R$ 964,679 , corresponding to the portions of remuneration and depreciation not paid since the extensions of the concessions, through the tariff adjustment in 2017 (R$ 992,802 as of December 31, 2017), which will be inflation adjusted using the IPCA (Expanded National Customer Price) index, and remunerated at the weighted average cost of capital of the transmission industry as defined by the regulator for the periodic tariff review, to be paid over a period of eight years, in the form of reimbursement through the RAP.

Residual Value of transmission assets – injunction awarded to industrial customers

On April 10, 2017, an preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the regulator and the Federal Government requesting suspension of the effects on their tariffs of payment of the residual value of transmission assets payable to agents of the electricity sector who accepted the terms of Law 12,783/2013.

The preliminary injunction was partial, with effects related to suspension of the inclusion in the customer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of capital included since the date of extension of the concessions – amounting to R$ 385,259 at June 30, 2018 (R$ 316,138 at December 31, 2017) updated by the IPCA.

In compliance with the court decision, the regulator, in its Technical Note 183/2017-SGT/ Aneel of June 22, 2017, presented a new calculation, excluding the amounts that refer to the cost of own capital. Cemig believes that this is a provisional decision, and that its right to receive the amount referring to the assets of the basic national grid system (Rede Básica Sistema Elétrico, or RBSE) is guaranteed by law, so that no adjustment to the amount recorded at June 30, 2018 is necessary.

Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017

In the tariff review processes of Cemig GT, ratified on June 23, 2009 and on June 8, 2010 the addition of certain conducting cables was not included in the tariff calculation. The new values calculated with the inclusion of the said conducting cables in the Remuneration Assets Base for the period from July 2005 to December 2012 resulted in the amount of R$ 149,255 as of July 2017, received by Cemig GT in 12 months up to June, 2018, through RAP.

Remaining balance to be received through RAP

The remaining balance, of R$ 472,356 on June 30, 2018 (R$ 544,471 on December 31, 2017) was incorporated into the regulatory remuneration base of assets, and is being recovered through RAP. The Company expects to receive in full the receivables in relation to the residual value of the transmission assets.

1.2)	Transmission – Assets remunerated by tariff

For new assets related to improvements and upgrades of facilities constructed by transmission concession holders, the regulator calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Proret – Tariff Regulation Procedures.

Under the Proret, the revenue established in the Resolutions is payable to the transmission concessionaires as from the date of start of commercial operation of the facilities. In the periods between tariff reviews, the revenues associated with the improvements and upgrades of facilities are provisional. They are then ultimately determined in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect starting the date when commercial operations begin. On June 30, 2018, the receivable amounts are R$ 552,019 (R$ 547,800 on December 31, 2017).

1.3)	Generation – Residual value financial asset

Plants operated under the ‘Quotas’ regime as from January 1, 2016

Starting August 2013, various concessions under the Concession Contract 007/1997 started expiring. Upon expiration of the concession contract, the Company has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in such concession contract. The financial asset balance corresponding to such amounts, including Deemed Cost, are recognized in Financial Assets, and amounted to R$ 816,411 on June 30, 2018 and December 31, 2017.

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)
Lot D:
Três Marias Hydroelectric Plant	July 2015	396	71,694	413,450
Salto Grande Hydroelectric Plant	July 2015	102	10,835	39,379
Itutinga Hydroelectric Plant	July 2015	52	3,671	6,589
Camargos Hydroelectric Plant	July 2015	46	7,818	23,095
Piau Small Hydroelectric Plant	July 2015	18.01	1,531	9,005
Gafanhoto Small Hydroelectric Plant	July 2015	14	1,232	10,262
Peti Small Hydroelectric Plant	July 2015	9.4	1,346	7,871
Dona Rita Small Hydroelectric Plant	Sep. 2013	2.41	534	534
Tronqueiras Small Hydroelectric Plant	July 2015	8.5	1,908	12,323
Joasal Small Hydroelectric Plant	July 2015	8.4	1,379	7,622
Martins Small Hydroelectric Plant	July 2015	7.7	2,132	4,041
Cajuru Small Hydroelectric Plant	July 2015	7.2	3,576	4,252
Paciência Small Hydroelectric Plant	July 2015	4.08	728	3,936
Marmelos Small Hydroelectric Plant	July 2015	4	616	4,265
Others:
Volta Grande Hydroelectric Plant	Feb. 2017	380	25,621	70,118
Miranda Hydroelectric Plant	Dec. 2016	408	26,710	22,546
Jaguara Hydroelectric Plant	Aug. 2013	424	40,452	174,203
São Simão Hydroelectric Plant	Jan. 2015	1,710	2,258	2,920

		3,601.70	204,041	816,411

As stated in Aneel Normative Resolution 615/2014, the valuation reports that support the amounts to be received by the Company in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have submitted to the regulator. The Company do not expect any losses in the realization of these amounts.

On June 30, 2018, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$ 174,203, R$     2,920 and R$ 22,546 respectively, are recorded as concession financial assets, and the determination of the final amounts to be paid to the Company are under discussions with the regulator. Management does not expect any losses in realization of these amounts.

Miranda and São Simão plants – basic plans

In accordance with the Mining and Energy Ministry Order 291/17, the amounts of the basic project of Miranda and São Simão plants were recorded as concession financial asset and are being monetary adjusted, as shown below:

Plants	Miranda	São Simão	Total
Concession termination date	Dec. 2016	Jan. 2015
Residual value of assets based on deemed cost on 12/31/2017	609,995	202,744	812,739
Adjustment (1)	174,157	40,855	215,012

Amounts based on MME Order	784,152	243,599	1,027,751
Monetary updating	25,373	31,222	56,595

Residual value of assets of basic project on 12/31/2017	809,525	274,821	1,084,346
Monetary updating	25,729	8,734	34,463

Residual value of assets of basic project on 06/30/2018	835,254	283,555	1,118,809

(1)	Adjustment of the residual value of the São Simão and Miranda plant, as per MME Order 291/17.

On August 31, 2018 the Company received the indemnity relating to the basic plans of the São Simão and Miranda hydroelectric plants, totaling R$ 1,139,355, as specified in Ministerial Order 291/17 of the Mining and Energy Ministry (MME). The amounts of the reimbursement were subjected to monetary updating by the variation in the Selic rate up to the date of receipt.

1.4) Concession grant fee – Generation concessions

In June 2016, the Concession Contracts 08 to 16/2016, relating to 18 hydroelectric plants of Lot D of Aneel Auction 12/2015, won by Cemig GT, were transferred to the related specific-purpose entities (SPEs), wholly-owned subsidiaries of Cemig GT, as follows:

SPE	Plants	Balances on Dec. 31, 2017	Monetary updating	Amounts received	Balances on Jun. 30, 2018
Cemig Geração Três Marias S.A.	Três Marias	1,330,134	84,877	(65,703)	1,349,308
Cemig Geração Salto Grande S.A.	Salto Grande	417,393	26,758	(20,721)	423,430
Cemig Geração Itutinga S.A.	Itutinga	155,594	11,237	(8,809)	158,022
Cemig Geração Camargos S.A.	Camargos	116,710	8,372	(6,558)	118,524
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	152,170	11,680	(9,227)	154,623
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	103,133	8,746	(7,007)	104,872
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	62,001	5,310	(4,259)	63,052

Total		2,337,135	156,980	(122,284)	2,371,831

SPE	Plants	Balances on Dec. 31, 2016	Monetary updating	Amounts received	Balances on Jun. 30, 2017
Cemig Geração Três Marias S.A.	Três Marias	1,283,197	80,959	(59,763)	1,304,393
Cemig Geração Salto Grande S.A.	Salto Grande	402,639	25,530	(18,847)	409,322
Cemig Geração Itutinga S.A.	Itutinga	149,904	10,825	(8,013)	152,716
Cemig Geração Camargos S.A.	Camargos	112,447	8,060	(5,965)	114,542
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	146,553	11,320	(8,393)	149,480
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	99,315	8,573	(6,373)	101,515
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	59,710	5,210	(3,874)	61,046

Total		2,253,765	150,477	(111,228)	2,293,014

Cemig GT paid a concession fee of R$ 2,216,353 for a 30-year concession contract related to 18 hydroelectric plants. The amount of the concession fee was recognized as a financial asset, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amounts is equivalent to the project’s internal return rate), during the period of the concession. Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

2)	Account for compensation of variation of Portion A items (CVA) and Other financial components

The Amendment that extended the period of the concession of Cemig D guarantees that, in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be included as payable to Cemig D by the grantor. The balances on (i) the CVA (Compensation for Variation of Portion A items) Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to monetary adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balances of these financial assets and liabilities are shown below. It should be noted that in the balance sheet amounts are presented net, in assets or liabilities, in accordance with the tariff adjustments approved or to be approved:

Statement of financial position	Jun. 30, 2018			Dec. 31, 2017
	Amounts ratified by Aneel in the last tariff adjustment (Restated)	Amounts to be ratified by Aneel in the next tariff adjustments	Total (Restated)	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	2,620,956	1,242,387	3,863,343	381,588	2,330,978	2,712,566
Current assets	2,620,956	110,267	2,731,223	381,588	1,379,162	1,760,750
Non-current assets	—	1,132,120	1,132,120	—	951,816	951,816
Liabilities	(2,527,435)	(500,193)	(3,027,628)	(796,388)	(1,961,968)	(2,758,356)
Current liabilities	(2,521,140)	(127,018)	(2,648,158)	(796,388)	(1,220,637)	(2,017,025)
Non-current liabilities	(6,295)	(373,175)	(379,470)	—	(741,331)	(741,331)

Total current, net	99,816	(16,751)	83,065	(414,800)	158,525	(256,275)

Total non-current, net	(6,295)	758,945	752,650	—	210,485	210,485

Total, net	93,521	742,194	835,715	(414,800)	369,010	(45,790)

Financial components	Jun. 30, 2018			Dec. 31, 2017
	Amounts ratified by Aneel in the last tariff adjustment (Restated)	Amounts to be ratified by Aneel in the next tariff adjustments	Total (Restated)	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Portion A’
Energy Development Account (CDE) quota	(61)	48,335	48,274	(154,234)	(89,414)	(243,648)
Tariff for use of transmission facilities of grid participants	52,907	37,073	89,980	9,058	23,448	32,506
Tariff for transport of Itaipu supply	4,888	4,462	9,350	2,332	1,306	3,638
Alternative power source program (Proinfa)	6,972	—	6,972	(5,148)	1,513	(3,635)
ESS/EER System Service/Energy Charges)	(555,088)	(52,761)	(607,849)	(40,105)	(586,413)	(626,518)
Energy purchased for resale (1)	1,487,358	695,912	2,183,270	(90,616)	1,326,263	1,235,647
Other financial components
Over contracting of supply	(448,923)	165,400	(283,523)	8,357	(211,337)	(202,980)
Neutrality of Portion A	116,617	1,206	117,823	(30,581)	74,076	43,495
Other financial items	(519,118)	(66,720)	(585,838)	(111,825)	—	(111,825)
Tariff Flag balances (2)	—	(76,607)	(76,607)	—	(134,008)	(134,008)
Excess demand and reactive power	(52,031)	(14,106)	(66,137)	(2,038)	(36,424)	(38,462)

TOTAL	93,521	742,194	835,715	(414,800)	369,010	(45,790)

(1)

The amount of the CVA for power supply constituted in 2018 after the Tariff Review, for inclusion in the tariff adjustment of 2019, is due mainly to the increased expenses on purchase of energy and coverage of hydrological risk, in view of the increase in the price of energy in the wholesale market, and operation of the thermoelectric plants due to the low level of reservoirs.

(2)	Billing arising from the ‘Flag’ Tariff System not yet homologated by Aneel.

Changes in balances of financial assets and liabilities:

Balance on December 31, 2016	(407,250)
Net constitution of financial liabilities	1,297
Amortization	(333,193)
Payments from the Flag Tariff Centralizing Account	(145,502)
Updating – Selic rate	(28,080)

Balance on June 30, 2017	(912,728)

Balance on December 31, 2017	(45,790)
Net constitution of financial liabilities	742,106
Amortization	408,566
Other – P&D Reimbursement	(114,782)
Payments from the Flag Tariff Centralizing Account	(165,671)
Updating – Selic rate	11,286

Balance on June 30, 2018 (Restated)	835,715

Payments from the Flag Tariff Centralizing Account – CCRBT

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Electricity Trading Chamber (CCEE) to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to short term market prices, and the amount covered by the tariff in force.

Pass-through of funds from the Flag Account from January to June 2018 totaled R$ 165,671 (R$ 145,502 from January to June, 2017) and were recognized as a partial realization of the CVA receivable previously constituted.

15.	INVESTMENTS

This table provides information of investments in the subsidiaries, jointly-controlled entities and affiliated companies. The information below was presented by the percentage of interest held by the Company.

	Control	Consolidated		Holding Company
		Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018 (Restated)	Dec. 31, 2017
Cemig Geração e Transmissão	Subsidiary	—	—	4,860,721	4,793,832
Hidrelétrica Cachoeirão	Jointly-controlled	48,346	57,957	—	—
Guanhães Energia	Jointly-controlled	59,608	25,018	—	—
Hidrelétrica Pipoca	Jointly-controlled	28,177	26,023	—	—
Retiro Baixo	Jointly-controlled	165,700	157,773	—	—
Aliança Norte (Belo Monte Plant)	Jointly-controlled	635,489	576,704	—	—
Madeira Energia (Santo Antônio Plant)	Affiliated	457,410	534,761	—	—
FIP Melbourne (Santo Antônio Plant)	Affiliated	516,571	582,504	—	—
Lightger	Jointly-controlled	41,361	40,832	—	—
Baguari Energia	Jointly-controlled	160,952	148,422	—	—
Renova	Jointly-controlled	193,432	282,524	—	—
Aliança Geração	Jointly-controlled	1,280,382	1,242,170	—	—
Central Eólica Praias de Parajuru	Jointly-controlled	54,015	60,101	—	—
Central Eólica Volta do Rio	Jointly-controlled	54,089	67,725	—	—
Central Eólica Praias de Morgado	Jointly-controlled	45,821	50,569	—	—
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	964,978	866,554	—	—
Usina Hidrelétrica Itaocara S.A.	Jointly-controlled	3,621	3,699	—	—
Cemig Distribuição	Subsidiary	—	—	4,375,890	3,737,310
Light	Jointly-controlled	1,471,649	1,534,294	1,039,507	1,083,140
Taesa	Jointly-controlled	1,111,914	1,101,462	1,111,914	1,101,462
Cemig Telecom (3)	Subsidiary	—	—	—	247,313
Ativas Data Center	Affiliated	16,988	17,450	16,988	—
Gasmig	Subsidiary	—	—	1,398,287	1,418,271
Rosal Energia	Subsidiary	—	—	118,060	106,897
Sá Carvalho	Subsidiary	—	—	99,963	102,536
Horizontes Energia	Subsidiary	—	—	56,754	53,165
Usina Térmica Ipatinga	Subsidiary	—	—	4,724	4,932
Cemig PCH	Subsidiary	—	—	96,218	96,944
Lepsa (1)	Subsidiary	—	—	437,204	455,861
RME	Jointly-controlled	367,103	383,233	367,103	383,233
UTE Barreiro	Subsidiary	—	—	18,102	17,982
Empresa de Comercialização de Energia Elétrica	Subsidiary	—	—	26,815	18,403
Efficientia	Subsidiary	—	—	16,653	7,084
Cemig Comercializadora de Energia Incentivada	Subsidiary	—	—	2,212	2,004
Companhia de Transmissão Centroeste de Minas	Jointly-controlled	18,226	20,584	18,226	20,584
Cemig Trading	Subsidiary	—	—	27,782	29,206
Axxiom Soluções Tecnológicas	Jointly-controlled	7,720	11,866	7,720	11,866
Cemig Overseas (2)	Subsidiary	—	—	193	158

Total of investments		7,703,552	7,792,225	14,101,036	13,692,183

(1)

On November 30, 2017, the Company acquired all the shares of Lepsa, and therefore as from that date now consolidates that company in its interim financial information. Lepsa’s sole asset is comprised of an investment in common and preferred shares in Light. Hence the Company no longer presents the investment that it previously held in Lepsa in its interim financial information, presenting only the interest in Light.

(2)	Company in Spain to evaluate opportunities for investments abroad. As of June 30, 2018, the company has no operations.
(3)	On March 31, 2018 Cemig Telecom was merged into the Company.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interest in the Santo Antônio power plant, and Ativas Data Center, investees in which Cemig has significant influence.

a) Right to exploitation of the regulated activity

In the process of allocation of the acquisition price of the jointly-controlled subsidiaries, a valuation was made of the intangible assets relating to the right to operate the regulated activity. This asset is presented together with the acquisition cost of the investments in the previous table. These assets will be amortized over the remaining period of the concessions on the straight-line basis.

Holding Company	Dec. 31, 2016	Amortization	Jun. 30, 2017	Dec. 31, 2017	Amortization	Jun. 30, 2018
Cemig Geração e Transmissão	303,937	(6,852)	297,085	285,768	(6,671)	279,097
Retiro Baixo	29,525	(592)	28,933	28,344	(591)	27,753
Central Eólica Praias de Parajuru	19,341	(764)	18,577	16,503	(707)	15,796
Central Eólica Volta do Rio	13,807	(504)	13,303	11,035	(436)	10,599
Central Eólica Praias de Morgado	27,406	(1,028)	26,378	23,956	(972)	22,984
Madeira Energia (Santo Antônio plant)	157,340	(2,978)	154,362	151,384	(2,979)	148,405
Aliança Norte (Belo Monte plant)	56,518	(986)	55,532	54,546	(986)	53,560
Taesa	288,146	(6,780)	281,366	188,745	(4,660)	184,085
Light	208,800	(11,180)	197,620	186,437	(11,181)	175,256
Gasmig	207,498	(3,956)	203,542	199,586	(3,955)	195,631
Lepsa	48,429	(2,532)	45,897	—	—	—
RME	48,429	(2,532)	45,897	43,365	(2,532)	40,833

TOTAL	1,105,239	(33,832)	1,071,407	903,901	(28,999)	874,902

Consolidated	Dec. 31, 2016	Amortization	Jun. 30, 2017	Dec. 31, 2017	Amortization	Jun. 30, 2018
Taesa	288,146	(6,780)	281,366	188,745	(4,660)	184,085
Light	208,800	(11,180)	197,620	186,437	(11,181)	175,256
Gasmig	207,498	(3,956)	203,542	199,586	(3,955)	195,631
Lepsa	48,429	(2,532)	45,897	—	—	—
RME	48,429	(2,532)	45,897	43,365	(2,532)	40,833

TOTAL	801,302	(26,980)	774,322	618,133	(22,328)	595,805

b) Changes of investments in the subsidiaries, jointly-controlled and affiliated entities are as follows:

Holding Company	Dec. 31, 2017	Gain (loss) by equity method (Income statement) (Restated)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Others	Jun. 30, 2018 (Restated)
Cemig Geração e Transmissão	4,793,832	66,889	—	—	—	—	4,860,721
Cemig Distribuição (2)	3,737,310	177,656	—	—	560,000	(99,076)	4,375,890
Cemig Telecom (1)	247,313	4,778	(416)	—	—	(251,675)	—
Ativas Data Center (1)	—	(128)	—	—	—	17,116	16,988
Rosal Energia	106,897	9,958	—	(16,342)	—	17,547	118,060
Sá Carvalho	102,536	13,574	—	(16,147)	—	—	99,963
Gasmig	1,418,271	61,324	—	(81,308)	—	—	1,398,287
Horizontes Energia	53,165	11,604	—	(8,015)	—	—	56,754
Usina Térmica Ipatinga	4,932	106	—	(314)	—	—	4,724
Cemig PCH	96,944	15,396	—	(16,122)	—	—	96,218
Lepsa (2)	455,861	6,389	—	(2,963)	—	(22,083)	437,204
RME (2)	383,233	1,635	—	(1,200)	—	(16,565)	367,103
UTE Barreiro	17,982	120	—	—	—	—	18,102
Empresa de Comercialização de Energia Elétrica	18,403	26,232	—	(17,820)	—	—	26,815
Efficientia	7,084	730	—	(231)	9,070	—	16,653
Cemig Comercializadora de Energia Incentivada	2,004	428	—	(220)	—	—	2,212
Companhia de Transmissão Centroeste de Minas	20,584	2,446	—	(4,804)	—	—	18,226
Light (2)	1,083,140	8,202	—	(7,689)	—	(44,146)	1,039,507
Cemig Trading	29,206	26,582	—	(28,006)	—	—	27,782
Axxiom Soluções Tecnológicas	11,866	(4,146)	—	—	—	—	7,720
Taesa	1,101,462	100,028	—	(89,576)	—	—	1,111,914
Cemig Overseas	158	—	—	—	35	—	193

	13,692,183	529,803	(416)	(290,757)	569,105	(398,882)	14,101,036

(1)	The changes included in the ‘Others’ column arise from the merger of Cemig Telecom in March, 2018. See Note 1.
(2)

The changes included in the ‘Other’ column result from the impacts arising from the first adoption of the new accounting pronouncements on January 1, 2018 recognized by the investees directly in Equity, without passing through the period’s result. See Note 2.2.

Advance for Future Capital Increase (‘AFAC’), in Cemig D

On December 11, 2017 and February 8, 2018, the Company’s Board of Directors authorized the transfer to Cemig Distribuição (Cemig D) the amounts of up to R$ 1,600,000 and R$ 600,000, respectively, totaling R$ 2,200,000, as an Advance for Future Capital Increase (Adiantamento para Futuro Aumento de Capital, or AFAC) to be subsequently converted into a capital increase through approval by future Extraordinary General Meeting of Shareholders.

As of June 30, 2018 the total amount transferred was R$ 2,060,000.

Consolidated	Dec. 31, 2017	Equity method gain (Statement of income)	Dividends	Injections / acquisitions	Other	Jun. 30, 2018
Companhia de Transmissão Centroeste de Minas	20,584	2,446	(4,804)	—	—	18,226
Light (1)	1,534,294	15,107	(11,532)	—	(66,220)	1,471,649
Axxiom Soluções Tecnológicas	11,866	(4,146)	—	—	—	7,720
RME (1)	383,233	1,635	(1,200)	—	(16,565)	367,103
Hidrelétrica Cachoeirão	57,957	6,739	(16,350)	—	—	48,346
Guanhães Energia	25,018	(299)	—	34,889	—	59,608
Hidrelétrica Pipoca	26,023	3,357	(1,203)	—	—	28,177
Madeira Energia (Santo Antônio Plant)	534,761	(77,435)	—	84	—	457,410
FIP Melbourne (Santo Antônio Plant)	582,504	(65,933)	—	—	—	516,571
Lightger	40,832	2,308	(1,779)	—	—	41,361
Baguari Energia	148,422	16,088	(3,558)	—	—	160,952
Central Eólica Praias de Parajuru	60,101	(6,086)	—	—	—	54,015
Central Eólica Volta do Rio	67,725	(13,636)	—	—	—	54,089
Central Eólica Praias de Morgado	50,569	(4,748)	—	—	—	45,821
Amazônia Energia (Belo Monte Plant)	866,554	28,243	—	70,181	—	964,978
Ativas Data Center	17,450	(891)	—	—	429	16,988
Taesa	1,101,462	100,028	(89,576)	—	—	1,111,914
Renova	282,524	(89,092)	—	—	—	193,432
Usina Hidrelétrica Itaocara S.A.	3,699	(3,477)	—	3,399	—	3,621
Aliança Geração	1,242,170	38,212	—	—	—	1,280,382
Aliança Norte (Belo Monte Plant)	576,704	17,420	—	41,365	—	635,489
Retiro Baixo	157,773	7,927	—	—	—	165,700

Total of investments	7,792,225	(26,233)	(130,002)	149,918	(82,356)	7,703,552

(1)

The changes included in the “Other” column derive from the impacts arising from the first adoption of the new accounting pronouncements on January 1, 2018 recognized by the investees directly in Equity, without passing through the result for the period. See Note 2.2.

Holding Company	Dec. 31, 2016	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Others	Jun. 30, 2017
Cemig Geração e Transmissão	4,583,195	530,551	(33,852)	—	100,000	—	5,179,894
Cemig Distribuição	2,499,867	(191,095)	—	—	—	—	2,308,772
Cemig Telecom	191,515	(97)	(680)	—	—	—	190,738
Rosal Energia	141,038	(9,363)	—	(30,968)	—	—	100,707
Sá Carvalho	106,111	17,071	—	(18,631)	—	—	104,551
Gasmig	1,419,492	54,844	—	(98,079)	—	—	1,376,257
Horizontes Energia	52,396	6,878	—	(7,818)	—	—	51,456
Usina Térmica Ipatinga	4,009	191	—	—	—	—	4,200
Cemig PCH	91,969	9,133	—	(10,065)	—	—	91,037
Lepsa	343,802	(4,508)	(1,876)	—	—	(127)	337,291
RME	340,063	(4,591)	(1,815)	—	—	(127)	333,530
Companhia Transleste de Transmissão	21,588	2,627	—	(1,265)	—	—	22,950
UTE Barreiro	39,266	(2,769)	—	924	—	—	37,421
Companhia Transudeste de Transmissão	20,505	2,044	—	—	—	—	22,549
Empresa de Comercialização de Energia Elétrica	20,154	17,877	—	(19,570)	—	—	18,461
Companhia Transirapé de Transmissão	23,952	2,359	—	—	—	—	26,311
Efficientia	4,868	2,804	—	(1,171)	—	1	6,502
Cemig Comercializadora de Energia Incentivada	1,867	338	—	—	—	—	2,205
Companhia de Transmissão Centroeste de Minas	21,171	2,532	—	(1,346)	—	—	22,357
Light	1,070,477	(30,740)	(5,442)	—	—	—	1,034,295
Cemig Trading	28,635	28,120	—	(27,435)	—	—	29,320
Axxiom Soluções Tecnológicas	19,264	(4,437)	—	—	—	—	14,827
Taesa	1,582,633	81,856	—	(111,297)	—	—	1,553,192
Cemig Overseas	20	—	—	—	111	—	131

	12,627,857	511,625	(43,665)	(326,721)	100,111	(253)	12,868,954

Consolidated	Dec. 31, 2016	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Others	Jun. 30, 2017
Companhia Transleste de Transmissão	21,588	2,627	—	(1,265)	—	—	22,950
Companhia Transudeste de Transmissão	20,505	2,044	—	—	—	—	22,549
Companhia Transirapé de Transmissão	23,952	2,359	—	—	—	—	26,311
Companhia de Transmissão Centroeste de Minas	21,171	2,532	—	(1,346)	—	—	22,357
Light	1,070,477	(30,740)	(5,442)	—	—	—	1,034,295
Axxiom Soluções Tecnológicas	19,264	(4,437)	—	—	—	—	14,827
Lepsa	343,802	(4,508)	(1,876)	—	—	(127)	337,291
RME	340,063	(4,591)	(1,815)	—	—	(127)	333,530
Hidrelétrica Cachoeirão	50,411	6,396	—	(2,641)	—	—	54,166
Guanhães Energia (1)	—	(2,081)	—	—	78,641	(59,071)	17,489
Hidrelétrica Pipoca	31,809	2,716	—	(1,284)	—	—	33,241
Madeira Energia (Santo Antônio Plant)	643,890	(48,633)	—	—	—	—	595,257
FIP Melbourne (Santo Antônio Plant)	677,182	(42,517)	—	—	—	—	634,665
Lightger	41,543	3,530	—	(642)	—	—	44,431
Baguari Energia	162,106	12,529	—	(5,752)	—	1	168,884
Central Eólica Praias de Parajuru	63,307	(1,125)	—	(406)	—	—	61,776
Central Eólica Volta do Rio	81,228	(4,054)	—	—	—	—	77,174
Central Eólica Praias de Morgado	59,586	(2,830)	—	—	—	—	56,756
Amazônia Energia(Belo Monte Plant)	781,022	6,194	—	—	55,941	—	843,157
Ativas Data Center (2)	17,741	(1,491)	—	—	—	2,003	18,253
Taesa	1,582,633	81,856	—	(111,297)	—	—	1,553,192
Renova	688,625	36,553	(33,852)	—	18,000	—	709,326
Usina Hidrelétrica Itaocara S.A.	2,782	—	—	—	—	—	2,782
Aliança Geração	1,319,055	39,043	—	(51,576)	—	—	1,306,522
Aliança Norte (Belo Monte Plant)	527,498	2,304	—	—	33,649	—	563,451
Retiro Baixo	161,848	6,442	—	—	—	—	168,290

Total of investments	8,753,088	60,118	(42,985)	(176,209)	186,231	(57,321)	8,722,922

Guanhães – uncovered liabilities of jointly-controlled entity (1)	(59,071)	—	—	—	—	59,071	—

Total	8,694,017	60,118	(42,985)	(176,209)	186,231	1,750	8,722,922

(1)	Transfer to uncovered liabilities.

c)	Information from the subsidiaries, jointly-controlled and affiliated entities, not adjusted for the percentage represented by the Company’s ownership interest

Company	Number of shares	Jun. 30, 2018			Dec. 31, 2017
		Cemig interest %	Share capital	Equity (Restated)	Cemig interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	1,837,710	4,860,721	100.00	1,837,710	4,793,832
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	98,665	49.00	35,000	118,280
Guanhães Energia	358,511,000	49.00	386,139	121,650	49.00	330,536	51,058
Hidrelétrica Pipoca	41,360,000	49.00	41,360	57,504	49.00	41,360	53,108
Retiro Baixo	222,850,000	49.90	222,850	276,447	49.90	222,850	257,880
Aliança Norte (Belo Monte Plant)	39,919,934,434	49.00	1,203,675	1,187,611	49.00	1,119,255	1,065,628
Madeira Energia (Santo Antônio Plant)	9,730,201,137	18.13	9,546,672	4,552,760	18.13	9,546,672	5,327,114
Lightger	79,078,937	49.00	79,232	84,410	49.00	79,232	83,331
Baguari Energia (1)	26,157,300,278	69.39	186,573	231,961	69.39	186,573	213,895
Renova	417,197,244	36.23	2,919,019	534,119	36.23	2,919,019	779,808
Aliança Geração	1,291,582,500	45.00	1,291,488	1,970,945	45.00	1,291,488	1,857,905
Central Eólica Praias de Parajuru	70,560,000	49.00	70,560	77,999	49.00	70,560	88,976
Central Eólica Volta do Rio	117,230,000	49.00	117,230	88,752	49.00	117,230	115,694
Central Eólica Praias de Morgado	52,960,000	49.00	52,960	46,605	49.00	52,960	54,312
Amazônia Energia (1) (Belo Monte Plant)	1,281,030,446	74.50	1,323,660	1,295,273	74.50	1,229,600	1,163,160
Usina Hidrelétrica Itaocara S.A.	17,014,114	49.00	18,038	7,390	49.00	11,102	7,549
Cemig Distribuição	2,359,113,452	100.00	2,771,998	4,375,890	100.00	2,771,998	3,737,310
Light	203,934,060	26.06	2,225,822	3,330,378	26.06	2,225,822	3,461,971
Cemig Telecom (2)	—	—	—	—	100.00	292,399	247,313
Ativas Data Center	456,540,718	19.60	182,063	100,071	—	—	—
Rosal Energia	46,944,467	100.00	46,944	118,060	100.00	46,944	106,897
Sá Carvalho	361,200,000	100.00	36,833	99,963	100.00	36,833	102,536
Gasmig	409,255,483	99.57	665,429	952,739	99.57	665,429	1,223,948
Horizontes Energia	39,257,563	100.00	39,258	56,754	100.00	39,258	53,165
Usina Térmica Ipatinga	174,281	100.00	174	4,724	100.00	174	4,932
Cemig PCH	35,952,000	100.00	35,952	96,218	100.00	35,952	96,944
Lepsa	1,379,839,905	100.00	406,341	439,069	100.00	406,341	455,861
RME	1,365,421,406	75.00	403,040	436,891	75.00	403,040	453,157
UTE Barreiro	16,902,000	100.00	16,902	18,102	100.00	16,902	17,982
Empresa de Comercialização de Energia Elétrica	486,000	100.00	486	26,815	100.00	486	18,403
Efficientia	6,051,994	100.00	6,052	16,653	100.00	6,052	7,084
Cemig Comercializadora de Energia Incentivada	1,000,000	100.00	1,000	2,206	100.00	1,000	2,004
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	35,737	51.00	28,000	40,361
Cemig Trading	1,000,000	100.00	1,000	27,782	100.00	1,000	29,206
Axxiom Soluções Tecnológicas	17,200,000	49.00	46,600	15,756	49.00	46,600	24,216
TAESA	1,033,496,721	21.68	3,042,034	4,410,910	21.68	3,042,034	4,346,746

(1)	Jointly-control under a Shareholders’ Agreement.
(2)	On March 31, 2018 Cemig Telecom was merged into the Company.

On June 30, 2018, the current liabilities of some jointly-controlled entities exceeded their current assets, as follows:

Madeira Energia S.A. (‘Mesa’): The excess of current liabilities over current assets, equal to R$ 1,749,729, arises mainly from the balances of the accounts ‘Suppliers’ and ‘Loans and financings’. To resolve the situation of negative working capital, Mesa is renegotiating the flow of debt servicing payments with the BNDES and onlending banks, and the release of funds from the Reserve account, as a result of this renegotiation. The process of debt reprofiling is at an advanced stage of approval by the creditors and shareholders, and the remaining requirement for its conclusion is the definition of part of the corporate guarantees to be offered.

Renova Energia: In the period ended June 30, 2018, Renova Energia reported a loss of R$ 245,689, accumulated losses of R$ 2,440,279 and current liabilities in excess of current assets in the amount of R$ 59,190. Renova Energia is required to obtain capital to comply with the construction commitments of wind and solar generating plants.

Due to this scenario, Renova has been taking actions to rebalance its liquidity and cash flow structure, and is working together with its controlling shareholders on a new restructuring plan, aiming to rebalance its capital structure and honor its commitments.

The Management of Renova Energia believes that with the success of these measures, it will be possible to recover the economic and financial equilibrium, and liquidity.

The events or conditions described above indicate the existence of relevant uncertainty that may cast significant doubt on Renova Energia ability to continue as a going concern as of June 30, 2018.

The Company is committed to the plans of the investee’s management and has concluded that, at the present moment, there are no indicators of additional impairment need other than that already posted in the Quarterly Information of the Investee for the period ended June 30, 2018 – which has been recognized by the Company thru equity method. The Company will timely reflect any need for additional impairment of this investment.

Investment in the Santo Antônio hydroelectric plant, through Madeira Energia S.A. (‘Mesa’) and FIP Melbourne

The Company has an indirect investment, of 18.13%, in Madeira Energia S.A. (which holds an investment in Santo Antônio Energia S.A.), of R$ 973,981 on June 30, 2018 (R$ 1,117,265 on December 31, 2017).

Madeira Energia S.A. (‘Mesa’) and its subsidiary Santo Antônio Energia S.A. (‘Saesa’) are incurring construction costs related to the construction of the Santo Antônio hydroelectric plant. On June 30, 2018 the total PP&E and intangible assets constituted by these costs amounted to R$ 21,202,427 (Mesa, consolidated). According to financial projections prepared by its Management, these construction costs will be recovered through future revenues from operations as all the entity’s generation plants are currently under operation.

The Federal Public Attorneys’ Office has conducted and is in the process of conducting investigations, and other legal measures are in progress, involving other indirect shareholders of Madeira Energia S.A. and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of Mesa and of its other shareholders. In response to allegations of possible illegal activities, the investee and its other shareholders have started an independent internal investigation. It is not possible to determine the results of these investigations, or the developments arising from them, which may at some time in the future affect the investee.

The effects of any changes to the current scenario will be reflected, appropriately, in the interim financial information of the Company and its subsidiary Cemig GT.

The FID (Availability Factor)

On July 31, 2015, the Regional Federal Appeal Court accepted the request by SAESA for interim relief on appeal. This relief suspended the application of the Availability Factor (FID) related to the generating units of the Santo Antônio hydroelectric plant not dispatched by the National System Operator (ONS). This decision, which had ordered the regulator, Aneel, and the Wholesale Electricity Trading Chamber, CCEE, to adopt the necessary procedures to make that decision effective in the CCEE’s accounting and settlement, was suspended by the Higher Appeal Court (STJ), was suspended by the Higher Appeal Court (STJ), and subsequently reinstated, after an interim remedy was granted in a Constitutional Complaint to the Federal Supreme Court. However, on April 10, 2018 the Supreme Court ruled against allowing the Constitutional complaint to go forward, re-establishing the effects of the decision given by the STJ. Due to the decision by the Supreme Court the CCEE, after authorization by Aneel, agreed the payment by installments of the debt, of R$ 738,000, relating to the Availability Factor.

This was posted in the Liabilities of Saesa in Suppliers, as follows:

(a)	payment in 36 equal installments, adjusted by inflation, plus interest;

(b)	the installments to start with the CCEE accounting of July 2018, with financial settlement set for September 5, 2018.

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in Mesa, opened arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the increase approved in the capital of Mesa of approximately R$ 750 million partially to be allocated to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of Mesa; and also on the existence of credits owed to Mesa by CCSA, for an amount greater than the claims; and (b) the adjustment for impairment carried out by the Executive Board of Mesa, in the amount of R$ 750 million, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment by the Market Arbitration Chamber recognized the right of Cemig GT and SAAG in full, and ordered the annulment of the acts being impugned. As a consequence of this decision, Mesa reversed the impairment, and posted a provision for doubtful accounts in the amount of R$ 678,551 in its financial statements as of December 31, 2017.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte

Amazônia Energia and Aliança Norte are Shareholders in Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará, and manages that interest. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.74%.

NESA will still require significant funds for costs of organization, development and pre-operating costs, resulting in negative net working capital of R$ 2,324,202 as of June 30, 2018. The completion of the construction works for Belo Monte plant, and consequent generation of revenues, in turn, depend on the capacity of the investee to continue to comply with the schedule of works envisaged, as well as obtaining the necessary financial resources, either from its shareholders and / or from third parties.

On April 7, 2015, NESA was awarded a preliminary injunction ordering the regulator to “abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an Aneel Normative Resolution and in the Concession Contract for the Belo Monte Hydroelectric Plant” – Aneel nº 595/2013 and its Concession contract 01/2010-MME. The legal advisers of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on June 30, 2018 to approximately R$ 616,000.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of NESA and certain executives of those other shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other Shareholders, which are still in progress. At present it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee. In addition, based on the results of the independent internal investigation conducted by NESA and its other Shareholders, a write-down of the value of the infrastructure of NESA, by R$ 183,000 was already recorded in 2015.

The effects of any changes in the current scenario will be reflected, appropriately, in the Company’s interim financial information.

Investment in Renova Energia S.A. (‘Renova’)

Negotiations relating to the Alto Sertão III wind farm complex

Renova is negotiating sale of the Alto Sertão III wind farm complex and has received non-binding proposals for acquisition of this Project from certain investors, which are at a final stage of the due diligence process.

Risks related to compliance with laws and regulations

On January 19, 2018, Renova responded to a formal statement by the Civil Police of Minas Gerais State received in November 2017, relating to the investigation being carried out by that Police Force related to certain capital injections made by the controlling shareholders of Renova, including Cemig GT, and capital injections made by Renova in certain projects under development in previous years. As a consequence, the governance bodies of Renova requested the opening of an internal investigation, which is being conducted by an independent party.

In addition, a monitoring committee was set up, composed by an independent counselor, the Chairman of the Fiscal Council and the chairman of the Board of Directors, who, together with the Audit Committee, will monitor the internal investigation.

The investigation is in progress, and it is not possible to determine any effects of this investigation, nor any impacts on the interim financial information of Renova, or the Company, for the six-month period ended June 30, 2018.

Non-binding proposal by Taesa for Centroeste

On May 16, 2018, the Company received a non-binding offer from Taesa for acquisition of Cemig’s 51% shareholding position in Companhia Centroeste de Minas Gerais S.A. – Centroeste. This offer is under consideration by Management.

Resolution of crossover assets of Cemig GT and Energimp

On May 17, 2018, a document entitled ‘Private Transaction Agreement’ was signed between the subsidiary Cemig GT and Energimp S.A. (‘Energimp’), for resolution of crossover Shareholdings currently held by Cemig GT and Energimp in the companies Central Eólica Praias de Parajuru S.A. (‘Parajuru ‘), Central Eólica Volta do Rio S.A. (‘Volta do Rio’) and Central Eólica Praia de Morgado S.A. (‘Morgado’).

The transaction will result in 100% of the share capital of Parajuru and Volta do Rio being wholly owned by the subsidiary Cemig GT, and 100% of the shares in Morgado being wholly owned by Energimp.

This transaction to resolve crossover shareholding was approved by the competition authority, CADE, and is in the process of approval by the financing bank.

Internal procedures on risks related to compliance with law and regulations

Considering the investigations that are being made in relation to the Company and certain investees, the governance bodies of the Company have authorized contracting of a specialized company to analyze the internal procedures related to these investments.

Considering that the work is still preliminary, at present it is not possible to measure any effects of these analyses or any impacts on the Company’s interim financial information for the period ended June 30, 2018.

16.	PROPERTY, PLANT AND EQUIPMENT

Consolidated	Jun. 30, 2018			Dec. 31, 2017
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	224,921	(14,899)	210,022	224,924	(13,652)	211,272
Reservoirs, dams and watercourses	3,281,570	(2,090,870)	1,190,700	3,284,948	(2,051,372)	1,233,576
Buildings, works and improvements	1,117,019	(794,684)	322,335	1,116,990	(785,628)	331,362
Machinery and equipment	2,251,004	(1,660,519)	590,485	2,935,643	(2,062,092)	873,551
Vehicles	31,629	(26,368)	5,261	28,816	(25,711)	3,105
Furniture and utensils	16,115	(12,392)	3,723	16,109	(12,714)	3,395

	6,922,258	(4,599,732)	2,322,526	7,607,430	(4,951,169)	2,656,261

In progress	98,388	—	98,388	106,049	—	106,049

Net property, plant and equipment	7,020,646	(4,599,732)	2,420,914	7,713,479	(4,951,169)	2,762,310

Holding Company	Jun. 30, 2018			Dec. 31, 2017
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	82	—	82	—	—	—
Buildings, works and improvements	408	(293)	115	—	—	—
Machinery and equipment	5,841	(4,393)	1,448	3,627	(2,289)	1,338
Furniture and utensils	2,240	(1,838)	402	657	(644)	13

	8,571	(6,524)	2,047	4,284	(2,933)	1,351

In progress
Development Assets	459	—	459	459	—	459

Net property, plant and equipment	9,030	(6,524)	2,506	4,743	(2,933)	1,810

The changes in PP&E are as follows:

Consolidated	Balance on Dec. 31, 2017	Addition	Disposals	Depreciation	Transfer to Held for sale	Transfers / capitalizations	Balance on Jun. 30, 2018
In service
Land	211,272	—	(3)	(1,247)	—	—	210,022
Reservoirs, dams and watercourses	1,233,576	—	(2,575)	(40,447)	—	146	1,190,700
Buildings, works and improvements	331,362	—	(237)	(9,358)	—	568	322,335
Machinery and equipment	873,551	—	(5,095)	(41,444)	(255,758)	19,231	590,485
Vehicles	3,105	—	—	(666)	—	2,822	5,261
Furniture and utensils	3,395	—	—	(169)	—	497	3,723

	2,656,261	—	(7,910)	(93,331)	(255,758)	23,264	2,322,526

In progress	106,049	26,272	(1,152)	—	—	(32,781)	98,388

Net property, plant and equipment	2,762,310	26,272	(9,062)	(93,331)	(255,758)	(9,517)	2,420,914

Consolidated	Balance on Dec. 31, 2016	Addition	Jaguara, Miranda and Volta Grande Plants (1)	Disposals	Depreciation	Transfers / capitalizations	Balance on Jun. 30, 2017
In service
Land	278,650	—	(61,287)	—	(4,686)	—	212,677
Reservoirs, dams, and watercourses	1,761,013	—	(440,923)	(3)	(44,579)	639	1,276,147
Buildings, works, and improvements	418,480	—	(68,971)	—	(9,859)	463	340,113
Machinery and equipment	1,171,189	—	(298,058)	(4,720)	(47,611)	57,989	878,789
Vehicles	4,230	—	—	—	(563)	—	3,667
Furniture and utensils	3,408	—	—	—	(203)	57	3,262

	3,636,970	—	(869,239)	(4,723)	(107,501)	59,148	2,714,655

In progress	138,106	31,364	(130)	(1,814)	—	(59,148)	108,378

Net property, plant and equipment	3,775,076	31,364	(869,369)	(6,537)	(107,501)	—	2,823,033

Holding Company	Balance on Dec. 31, 2017	Merger of Telecom (2)	Transfer to Held for sale	Transfers (2)	Depreciation	Write-off	Balance on Jun. 30, 2018
In service
Land	—	82	—	—	—	—	82
Buildings, works, improvements	—	116	—	—	(1)		115
Machinery and equipment	1,338	262,138	(255,758)	—	(5,802)	(468)	1,448
Furniture and utensils	13	405	—	—	(16)	—	402

	1,351	262,741	(255,758)	—	(5,819)	(468)	2,047

In progress	459	9,025	—	(9,025)	—	—	459

Net property, plant and equipment	1,810	271,766	(255,758)	(9,025)	(5,819)	(468)	2,506

(1)

Transferred to Generation concession assets, in relation to the Jaguara, Miranda and Volta Grande Plants in the amount of R$ 799,117 and to Concession financial assets, in relation to the Volta Grande Plant, in the amount of R$ 70,252.

(2)	Related to the merged of its subsidiary Cemig Telecom. The amount of R$ 9,025 was transferred to Inventories. See Note 1.

The average annual depreciation rate for the Company and its subsidiaries for the first six months of 2018 is 3.10%. Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management.

The Company and its subsidiaries have not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be paid to Cemig GT for the residual value of the infrastructure assets. Management believes that the amounts ultimately received will be higher than the historical residual value.

The residual value of the assets is the residual balance of the assets at the end of the concession contract which will be transferred to the grantor at the end of the concession contract and for which Cemig GT is entitled to receive in cash. For contracts under which Cemig GT does not have a right to receive such amounts or there is uncertainty related to collection of the amounts, such as in the case of thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

Consortium

Cemig GT is a partner in the electricity generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession, whose controls are being kept in Fixed assets and Intangible assets. Cemig GT’s portion in the consortium is recorded and controlled separately in the respective categories of PP&E and Intangible assets.

Holding Company and Consolidated	Interest in power output,%	Average annual depreciation rate%	Jun. 30, 2018	Dec. 31, 2017
In service
Queimado plant	82.50	4.03	217,210	217,109
Accumulated depreciation	—	—	(95,018)	(90,649)

Total in operation			122,192	126,460

In progress
Queimado plant	82.50	—	240	340

Total in construction			240	340

17.	INTANGIBLE ASSETS

Composition of the balance on June 30, 2018 and on December 31, 2017:

Consolidated	Jun. 30, 2018			Dec. 31, 2017
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	11,749	(2,327)	9,422	11,749	(1,990)	9,759
Paid concession	19,169	(11,591)	7,578	19,169	(11,251)	7,918
Assets of concession	18,146,605	(7,714,250)	10,432,355	17,837,687	(7,402,296)	10,435,391
Others	75,676	(62,225)	13,451	81,721	(64,533)	17,188

	18,253,199	(7,790,393)	10,462,806	17,950,326	(7,480,070)	10,470,256
In progress	722,146	—	722,146	685,672	—	685,672

Net intangible assets	18,975,345	(7,790,393)	11,184,952	18,635,998	(7,480,070)	11,155,928

Holding Company	Jun. 30, 2018			Dec. 31, 2017
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Rights of software	12,405	(8,004)	4,401	3,789	(3,748)	41
Brands and patents	239	(239)	—	9	(7)	2
	12,644	(8,243)	4,401	3,798	(3,755)	43
In progress	2,329	—	2,329	2,415	—	2,415

Net intangible assets	14,973	(8,243)	6,730	6,213	(3,755)	2,458

Changes in Intangible assets:

Consolidated	Balance on Dec. 31, 2017	Addition	Disposals	Amortization	Transfers to Held for sale	Transfer (1)	Other Transfers	Balance on Jun. 30, 2018
In service
Useful life defined
Temporary easements	9,759	—	—	(337)	—	—	—	9,422
Paid concession	7,918	—	—	(340)	—	—	—	7,578
Assets of concession	10,435,391	—	(5,197)	(328,997)	—	330,811	347	10,432,355

Others	17,188	1,064	(112)	(2,795)	(6,947)	5,053		13,451

	10,470,256	1,064	(5,309)	(332,469)	(6,947)	335,864	347	10,462,806
In progress	685,672	383,898	(856)	—	—	(346,568)	—	722,146

Net intangible assets	11,155,928	384,962	(6,165)	(332,469)	(6,947)	(10,704)	347	11,184,952

(1)	The residual balance of the transfers refers to the balances transferred to financial assets.

Consolidated	Balance on Dec. 31, 2016	Addition	Special obligations – write-down (1)	Jaguara, Volta Grande and Miranda plants	Disposals	Amortization	Transfer	Balance on Jun. 30, 2017
In service
Useful life defined
Temporary easements	10,434	—	—	—	—	(336)	—	10,098
Paid concession	8,597	—	—	—	—	(340)	—	8,257
Assets of concession	9,247,923	—	17,069	—	(2,423)	(299,633)	787,778	9,750,714
Others	17,430	—	—	(80)	—	(2,990)	737	15,097

	9,284,384	—	17,069	(80)	(2,423)	(303,299)	788,515	9,784,166

In progress	1,535,296	448,132	—	—	(5,296)	—	(823,304)	1,154,828

Net intangible assets	10,819,680	448,132	17,069	(80)	(7,719)	(303,299)	(34,789)	10,938,994

Holding Company	Balance on Dec. 31, 2017	Merger of Telecom (2)	Transfers to Held for sale	Transfers	Addition	Amortization	Balance on Jun. 30, 2018
In service
Useful life defined
Rights of software	41	11,716	(6,947)	101	—	(510)	4,401
Brands and patents	2	—	—	—	—	(2)	—

	43	11,716	(6,947)	101	—	(512)	4,401

In progress	2,415	—	—	(101)	15	—	2,329

Net intangible assets	2,458	11,716	(6,947)	—	15	(512)	6,730

(1)

The write-down of a Special Obligation arises for restitution of amounts calculated in the final settlement of Financing and Subsidy Contracts for the Luz Para Todos (‘Light for All’) program, with funds from the CDE account, and return of funds related to the Global Reversion Reserve (RGR).

(2)	On March 31, Cemig Telecom was merged into the Company, see Note 1.

The intangible asset easements, concessions payable, assets of concession, and others, are amortizable by the straight-line method, taking into account the consumption pattern of these rights. The Company and its subsidiaries have not identified any evidence of impairment of its intangible assets. The Company and its subsidiaries have no intangible assets with non-defined useful life. The amount of additions on June 30, 2018 includes R$ 16,392 (R$ 40,399 in the first half of 2017) of capitalized borrowing costs, as presented in Note 20.

The annual average amortization rate is 3.85% on the first half of 2018. The main annual amortization rate reflects the expected useful life of assets and pattern of their consumption by the Management.

Under the regulations of the electricity sector, goods and facilities used in the distribution are linked to these services, and cannot be withdrawn, disposed of, assigned or given in mortgage guarantee without the prior express authorization of the Regulator. Undoing of that link, for assets of an electricity concession, requires that the proceeds of the disposal are used for purposes of the concession.

18.	SUPPLIERS

	Consolidated
	Jun. 30, 2018	Dec. 31, 2017
Energy on spot market – CCEE	684,398	468,216
Charges for use of energy network	136,964	153,146
Energy purchased for resale	704,389	870,654
Itaipu Binational	274,236	240,220
Gas purchased for resale	86,306	186,401
Materials and services	266,383	424,120

	2,152,676	2,342,757

19.	TAXES PAYABLE, INCOME TAX AND SOCIAL CONTRIBUTION TAX AND AMOUNTS TO BE REIMBURSED TO CUSTOMER S

a)	Taxes payable and amounts to be reimbursed to customers

	Consolidated		Holding Company
	Jun. 30, 2018 (Restated)	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Current
ICMS (VAT) (I)	138,678	496,916	2,043	—
Cofins	97,714	126,065	600	2,484
Pasep	21,208	27,154	119	484
Social security contributions	18,981	19,522	2,312	1,913
Others	18,174	34,915	1,472	960

	294,755	704,572	6,546	5,841
Non-current
Cofins	24,312	24,216	—	—
Pasep	3,955	3,983	—	—

	28,267	28,199	—	—

	323,022	732,771	6,546	5,841

Amounts to be reimbursed to customers
Non-current
Pasep and Cofins (II)	1,105,572	1,087,230	—	—

	1,105,572	1,087,230	—	—

(I)	The Tax Amnesty Program (PRCT).

In 2017 the subsidiaries Cemig D and Cemig GT joined the terms of the Minas Gerais State Tax Amnesty Program (Plano de Regularização de Créditos Tributários, or PRCT), for payment of ICMS (VAT) through installments, updated and net of the reductions of penalty payments and interest, as specified in State Law 22,549, and subsequent decrees that specified the conditions for payment of tax debits by installments.

The main tax issues that led to the decision of Cemig D to subscribe to the PRCT relate to ICMS (VAT) on the CDE subvention in the period January 2013 to October 2016, and also to the classification of residential condominiums in the commercial category, which has a different ICMS (VAT) rate, generating disagreement with the tax authority on interpretation, over the period 2013 to 2015. The amount included in the PRCT for Cemig D, in the amount of R$ 557,673, net of the reduction in interest and penalty payments by 90%, was paid in 6 (six) installments, adjusted at a 50% of the Selic rate and the 6th installment was paid on April 2, 2018.

(II)

The long-term obligations for the Pasep and Cofins included the amounts relating to the Court challenge of the constitutionality of inclusion of the amount of ICMS (VAT) tax within the base amount on which these contributions are calculated. The subsidiaries Cemig D and Cemig GT obtain interim relief from the Court allowing them not to make the payment and authorizing payment of the deposits into court (starting in 2008), and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, it opted to pay the taxes monthly.

On October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, on the basis of setting a global precedent, in favor of the argument of the subsidiaries. Based on the opinion of its legal advisers, the Company wrote down the liabilities relating to these contributions and recorded a potential liability related to the reimbursement to its customers. On June 30, 2018, the liability to its customers was R$ 1,105,572 (R$ 1,087,230 on December 31, 2017), which is equivalent to the updated amount of the escrow deposits already made which total R$ 1,129,612 (R$ 1,110,376 on December 31, 2017), net of the Pasep and Cofins incident on its revenue from updating, in the amount of R$ 24,040 (R$ 23,146 on December 31, 2017). This liability was recorded considering that the subsidiary passes to its Customers the tax effects incident upon its electricity bill, maintaining the neutrality of tariffs. The restitution to Customers will depend upon the court escrow deposit being lifted and a decision by Aneel on the mechanisms to be adopted. The net effect arising from the recognition of this matter on the net income for the year 2017 was null.

b)	Income tax and Social Contribution tax

	Consolidated
	Jun. 30, 2018	Dec. 31, 2017
Current
Income tax	50,393	88,152
Social Contribution tax	17,255	27,144

	67,648	115,296

20.    LOANS, FINANCINGS AND DEBENTURES

Financing source	Principal maturity	Annual financial cost	Currency	Consolidated
				Jun. 30, 2018			Dec. 31, 2017
				Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1)	2024	Various	US$	1,834	27,404	29,238	22,933
Eurobonds (2)	2024	9.25%	USD	29,139	3,855,800	3,884,939	3,333,149
KfW	2019	1.78%	EURO	4,936	—	4,936	4,383
(-) Transaction costs				—	(15,566)	(15,566)	(15,400)
(-) Interest paid in advance				—	(46,312)	(46,312)	(47,690)

Debt in foreign currency				35,909	3,821,326	3,857,235	3,297,375
BRAZILIAN CURRENCY
Banco do Brasil S.A.	2021	140.00% of CDI Rate	R$	124,665	617,622	742,287	742,364
Banco do Brasil S.A.	2022	146.50% of CDI	R$	2,527	500,000	502,527	500,193
Caixa Econômica Federal	2018	119.00% of CDI	R$	—	—	—	8,346
Caixa Econômica Federal	2022	146.50% of CDI	R$	1,345	625,499	626,844	626,667
Eletrobras	2023	UFIR + 6.00 to 8.00%	R$	13,245	27,713	40,958	49,789
Large customers	2024	Various	R$	2,222	2,437	4,659	4,304
FINEP	2018	TJLP + 5.00% and TJLP + 8.00%	R$	786	—	786	2,359
Consórcio Pipoca	2018	IPCA	R$	185	—	185	185
Banco da Amazônia S.A.	2018	CDI + 1.90%	R$	126,494	—	126,494	121,470
Sonda (3)	2021	110.00% of CDI	R$	—	44,005	44,005	41,993
9th Note issue – single series (4)	2019	151.00% of CDI	R$	6,114	400,000	406,114	—
(– ) FIC Pampulha fund – securities of subsidiary companies (6)				—	(13,321)	(13,321)	—
(-) Transaction costs				(728)	(20,680)	(21,408)	(26,435)
Debt in Brazilian currency				276,855	2,183,275	2,460,130	2,071,235

Total of loans and financings				312,764	6,004,601	6,317,365	5,368,610

Debentures – 3rd Issue, 2nd Series (2)	2019	IPCA + 6.00	R$	149,006	—	149,006	301,065
Debentures – 3rd Issue, 3rd Series (2)	2022	IPCA + 6.20	R$	21,934	977,097	999,031	1,010,202
Debentures—5th Issue—Single series (2)	2018	CDI + 1.70	R$	731,386	—	731,386	703,021
Debentures – 6th Issue, 1st series (2)	2018	CDI + 1.60	R$	527,921	—	527,921	507,692
Debentures – 6th Issue, 2nd series (2)	2020	IPCA + 8.07	R$	2,399	31,556	33,955	32,093
Debentures – 7th Issue, 1st series (2)	2021	140.00% of CDI	R$	293,413	1,248,401	1,541,814	1,683,557
Debentures – 3rd Issue—1st series (4)	2018	CDI + 0.69	R$	—	—	—	447,114
Debentures – 3rd Issue—2nd series (4)	2021	IPCA + 4.70	R$	522,382	1,008,361	1,530,743	1,537,147
Debentures – 3rd Issue—3rd series (4)	2025	IPCA + 5.10	R$	16,638	898,024	914,662	920,197
Debentures – 4th Issue, single series (4)	2018	CDI + 4.05	R$	21,051	—	21,051	20,008
Debentures – 5th Issue, single series (4)	2022	146.50% of CDI	R$	5,681	1,574,999	1,580,680	1,576,220
Debentures (5)	2018	CDI + 1.60	R$	100,309	—	100,309	100,328
Debentures (5)	2018	CDI + 0.74	R$	—	—	—	33,350
Debentures (5)	2022	TJLP+1.82 (75%) e Selic+1.82 (25%)	R$	33,075	106,996	140,071	155,377
Debentures (5)	2019	116.50% of CDI	R$	100	50,000	50,100	50,330
Debentures – 2nd Issue, single series (3)	2019	128.50% of CDI	R$	18,864	—	18,864	26,552
(–) FIC Pampulha: Securities of subsidiary companies (6)				(9,794)	—	(9,794)	(25,492)
(-) Transaction costs				(6,482)	(36,628)	(43,110)	(49,674)

Total, debentures				2,427,883	5,858,806	8,286,689	9,029,087

Overall total				2,740,647	11,863,407	14,604,054	14,397,697

Financing source	Principal maturity	Annual financial cost	Currency	Holding Company
				Jun. 30, 2018			Dec. 31, 2017
				Current	Non-current	Total	Total
BRAZILIAN CURRENCY
Sonda (2)	2021	110.00% do CDI	R$	—	44,005	44,005	—
(-) Transaction costs				—	(521)	(521)	—

Total of loans and financings				—	43,484	43,484	—

Debentures – 2nd Issue, single series (3)	2019	128.50% do CDI	R$	18,864	—	18,864	—
(-) Transaction costs				(211)	—	(211)	—

Total, debentures				18,653	—	18,653	—

Overall total Holding Company				18,653	43,484	62,137	—

(1)

Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$ 173,903, less the amounts given as Deposits in guarantee, with balance of R$ 144,665.Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

(2)	Cemig Geração e Transmissão
(3)	Cemig holding company. Arising from merger of Cemig Telecom.
(4)	Cemig Distribuição
(5)	Gasmig
(6)	FIC Pampulha has financial investments in securities issued by subsidiaries of the Company. For more information on this fund, see Note 28.

The debentures issued by the subsidiaries are not convertible; there are no agreements for renegotiation, nor debentures held in treasury. There is an early maturity clause for cross- default in the event of non-payment, by Company or Cemig GT, of any pecuniary obligation with individual or aggregate value greater than R$ 50 million (“cross default”).

Funding raised

Financing source	Date of signature	Principal maturity	Annual financial cost	R$’000
Brazilian currency
Promissory Notes – 9th Issue – Single series (1)	May 2018	2019	151% of CDI	400,000
(-) Transaction costs				(4,140)

Total funding raised				395,860

(1)

In May 2018 Cemig D made its 9th Issue of Notes, with maturity of 18 months, and remuneration of 151% of the CDI rate, for payment bullet on October 24, 2019. Net proceeds will be allocated to replenishment of cash position and working capital.

Guarantees

The guarantees of the debtor balance on loans and financings, on June 30, 2018, were as follows:

Jun. 30, 2018
Promissory notes and sureties	8,845,768
Receivables	3,952,964
Shares	1,642,990
Without guarantee	162,332

TOTAL	14,604,054

The composition of loans, financings and debentures, by currency and indexers, with the respective amortization, is as follows:

Consolidated	2018	2019	2020	2021	2022	2023	2024	2025	Total
Currency
Euros	4,704	232	—	—	—	—	—	—	4,936
US dollar	30,973	—	—	—	—	—	3,883,204	—	3,914,177

Total, currency-denominated	35,677	232	—	—	—	—	3,883,204	—	3,919,113
Indexers
IPCA (1)	70,053	658,269	834,875	834,148	556,719	224,506	224,506	224,506	3,627,582
UFIR/RGR (2)	7,781	12,917	11,209	3,407	3,265	2,379	—	—	40,958
CDI (3)	1,580,426	1,380,796	1,118,917	1,520,024	1,432,136	—	—	—	7,032,299
URTJ/TJLP (4)	14,110	22,966	23,111	22,777	22,875	—	—	—	105,839
IGP-DI (5)	1,895	351	349	715	539	539	271	—	4,659

Total, governed by Indexers	1,674,265	2,075,299	1,988,461	2,381,071	2,015,534	227,424	224,777	224,506	10,811,337

(-) Transaction costs	(1,227)	(16,928)	(14,773)	(18,430)	(12,602)	(186)	(15,752)	(186)	(80,084)
(-) Interest paid in advance	—	—	—	—	—	—	(46,312)	—	(46,312)

Overall total	1,708,715	2,058,603	1,973,688	2,362,641	2,002,932	227,238	4,045,917	224,320	14,604,054

Holding Company	2018	2019	2020	2021	2022	2023	2024	2025	Total
Indexers
CDI (3)	18,096	7,533	—	37,240	—	—	—	—	62,869
Total, governed by Indexers	18,096	7,533	—	37,240	—	—	—	—	62,869

(-) Transaction costs	(127)	(84)	—	(521)	—	—	—	—	(732)

Overall total	17,969	7,449	—	36,719	—	—	—	—	62,137

(1)	Expanded National Customer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-DI (‘General – Domestic Availability’) Price Index.

The principal currencies and Indexers used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in 06/30/2018, %	Accumulated change in 06/30/2017, %	Indexer	Accumulated change in 06/30/2018, %	Accumulated change in 06/30/2017, %
US dollar	16.56	1.51	IPCA	2.60	1.18
Euro	13.45	9.79	CDI	3.17	5.61
			TJLP	(5.71)	(6.67)

The changes in loans, financings and debentures were as follows:

	Consolidated	Holding Company
Balance on December 31, 2016	15,179,280	—
Loans and financings obtained	60,870	—
Transaction costs	(761)	—
Financings obtained net of transaction costs	60,109	—

Monetary variation	68,973	—
Exchange rate variation	121	—
Financial charges provisioned	868,249	—
Amortization of transaction costs	29,827	—
Financial charges paid	(711,474)	—
Amortization of financings	(855,057)	—

Subtotal	14,640,028	—

(–) FIC Pampulha: Securities of subsidiary companies	(33,378)	—

Balance on June 30, 2017	14,606,650	—

Balance on December 31, 2017	14,397,697	—
Balance of loans arising from the merged of Cemig Telecom	—	65,032

Loans and financings obtained	400,000	—
Transaction costs	(4,140)	—

Financings obtained net of transaction costs	395,860	—
Monetary variation	65,305	—
Exchange rate variation	554,278	—
Financial charges provisioned	619,355	1,156
Amortization of transaction costs	15,548	153
Financial charges paid	(671,651)	(438)
Amortization of financings	(774,715)	(3,766)

Subtotal	14,601,677	(62,137)

(–) FIC Pampulha: Securities of subsidiary companies	2,377	—
Balance on June 30, 2018	14,604,054	62,137

Borrowing costs, capitalized

Costs of loans directly related to acquisition, construction or production of an asset which necessarily requires a significant time to be concluded for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. All other costs of loans are recorded as finance costs in the period in which they are incurred. Costs of loans include interest and other costs incurred by the Company in relation to the loan.

The subsidiaries Cemig D and Gasmig transferred to Intangible assets the costs of loans and financings linked to working in progress, as follows:

	Jan to Jun 2018	Jan to Jun 2017
Costs of loans and financings	634,903	898,076
Financing costs on Intangible assets (1)	(16,392)	(40,399)

Net effect in Net income or loss	618,511	857,677

(1)	The average rate of capitalization was 9.55% p.a. in 2018 (15.84% p.a. in 2017).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, because they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

The Company has contracts with covenants linked to financial index, as follows:

Title	Parameter	Ratio required – Issuer	Ratio required – Cemig (Guarantor)	Compliance required
Banco do Brasil: Bank Credit Notes, and Fixed Credit Cemig GT (1)	Net debt / (Ebitda + Dividends received)

The following, or less:

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on /after Dec. 31, 2021

The following, or less:

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on /after Dec. 31, 2021

Half-yearly
7th Debenture Issue Cemig GT (2)	Net debt / (Ebitda + Dividends received)	The following, or less: 5.5 in 2017 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	The following, or less: 4.5 in 2017 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	Half-yearly
Eurobonds Cemig GT (3)	Net debt / Ebitda adjusted for the Covenant

The following, or less:

5.5 on December 31, 2017

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

The following, or less:

5.0 on December 31, 2017

5.0 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

3.0 on and after Dec. 31, 2021

Half-yearly
Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal; and 5th Debenture Issue CEMIG D (4)	Net debt / (Ebitda + Dividends received)

The following, or less:

7.5 on December 31, 2017

7.5 on June 30, 2018

4.5 on December 31, 2018

3.8 on June 30, 2019

3.8 on December 31, 2019

3.3 on June 30, 2020

3.3 on December 31, 2020

3.3 on June 30, 2021

3.3 on / after Dec. 31, 2021

The following, or less:

4.5 on December 31, 2017

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on /after Dec. 31, 2021

Half-yearly
	Current liquidity	0.6x on / after Dec. 31, 2017	0.6x on /after Dec. 31, 2027
Gasmig – Debentures (5)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	—	Annual
	Ebitda / Debt servicing	1.3 or more	—	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	—	Annual
	Net debt / Ebitda	2.5 or less	—	Annual
9th Promissory Note Issue Cemig D	Net debt / (Ebitda + dividends received) Current liquidity	The following, or less: 7.5 on June 30, 2018 4.5 on December 31, 2018 3.8 on June 30, 2019 The following, or more: 0.6x on and after June 30, 2018	The following, or less: 4.5 on June 30, 2018 4.25 on December 31, 2018 3.25 on June 30, 2019 The following, or more: 0.6x on and after June 30, 2018	Half-yearly

(1)

Through contractual amendments, a further early maturity clause was added to Cemig GT’s Bank Credit Notes and Fixed Credit Line with Banco do Brasil, requiring compliance with a financial ratio similar to that required by the 7th Debenture Issue.

(2)	7th Issue of Debentures by Cemig GT, in December 2016, of R$ 2,240 million.
(3)

In the event that ‘maintenance financial covenants’ are exceeded at any time, the interest rate will automatically be increased by 2% p.a. as long as the excess continues.There is also an obligation to comply with a ‘maintenance’ covenant – which requires that the debt in Cemig Consolidated (as per financial statements), shall have asset guarantee for debt of 1.75x Ebitda (2.0 x in December 2017); and a ‘damage’ covenant, requiring real guarantee for debt in Cemig GT of 1.5x Ebitda.

(4)

The Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal were amended in December 2017, to include requirement for 6-monthly compliance with covenants as described above. The 5th Debenture Issue included demand ability of compliance with the Covenants.

(5)

If Gasmig does not achieve the required covenants, Gasmig must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable to the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

As of June 30, 2018, the Company was in compliance with the restrictive covenants.

21.	REGULATORY CHARGES

	Consolidated
	Jun. 30, 2018 (Restated)	Dec. 31, 2017
Liabilities
Global Reversion Reserve (RGR)	27,368	36,591
Energy Development Account (CDE)	141,006	206,022
Aneel inspection charge	2,217	2,154
Energy Efficiency	244,714	223,767
Research and development	242,618	233,398
Energy System Expansion Research	2,250	2,696
National Scientific and Technological Development Fund	4,174	5,066
Proinfa – Alternative Energy Program	5,991	6,612
Royalties for use of water resources	4,054	15,172
Emergency capacity charge	30,994	30,996
Customer charges –‘Tariff Flag’ amounts	2,015	16
Others	5,836	—

	713,237	762,490

Current liabilities	434,349	512,673
Non-current liabilities	278,888	249,817

22.	POST-RETIREMENT OBLIGATIONS

Changes in net liabilities were as follows:

Holding Company	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2016	257,933	95,655	2,452	41,424	397,464
Expense recognized in Statement of income	13,558	5,219	138	2,327	21,242
Contributions paid	(3,846)	(3,256)	(80)	(199)	(7,381)

Net liabilities on June 30, 2017	267,645	97,618	2,510	43,552	411,325

Net liabilities on December 31, 2017	333,484	111,568	2,659	11,786	459,497
Expense recognized in Statement of income	15,833	5,387	129	641	21,990
Contributions paid	(4,292)	(3,330)	(78)	(175)	(7,875)

Net liabilities on June 30, 2018	345,025	113,625	2,710	12,252	473,612

				Jun. 30, 2018	Dec. 31, 2017
Current liabilities				12,906	12,974
Non-current liabilities				460,706	446,523

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2016	1,679,154	1,710,787	37,549	813,921	4,241,411
Expense recognized in Statement of income	86,979	94,632	2,086	44,315	228,012
Contributions paid	(78,138)	(50,633)	(1,206)	(3,615)	(133,592)

Net liabilities on June 30, 2017	1,687,995	1,754,786	38,429	854,621	4,335,831

Net liabilities on December 31, 2017	2,068,355	1,809,441	38,505	269,880	4,186,181
Expense recognized in Statement of income	95,967	91,162	1,906	13,521	202,556
Contributions paid	(87,249)	(54,435)	(1,237)	(4,560)	(147,481)

Net liabilities on June 30, 2018	2,077,073	1,846,168	39,174	278,841	4,241,256

				Jun. 30, 2018	Dec. 31, 2017
Current liabilities				236,663	231,894
Non-current liabilities				4,004,593	3,954,287

The amounts recorded in current liabilities refer to the contributions to be made by Cemig and its subsidiaries in the next 12 months to amortize the post-retirement obligations.

The amounts reported as ‘Expense recognized in the statement of income refer to the costs of post-retirement obligations, totaling R$ 169,397 on June 30, 2018 (R$ 192,028 on June 30, 2017), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$ 33,159 on June 30, 2018 (R$ 35,984 on June 30, 2017).

Debt agreed with the pension fund (Forluz)

On June 30, 2018 the Company had an obligation recorded for past actuarial deficits relating to the pension fund in the amount of R$ 686,191 (R$ 720,498 on December 31, 2017). This amount has been recognized as an obligation payable by the Company, and is being amortized up to June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. Because the Company is required to pay this debt even if Forluz has a surplus, the Company and its subsidiaries maintain the record of the debt in full, and the effects of inflation adjustment and interest are recorded in the statement of income as finance expense.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors Cemig, Cemig GT and Cemig D signed Debt Assumption Instruments to cover the Deficit of Plan A for the years 2015 and 2016. On June 30, 2018 the total amount payable by Cemig and its subsidiaries Cemig D and Cemig GT as a result of the deficit found in Plan A is R$ 380,311 (R$ 283,291 on December 31, 2017) with monthly amortizations up to 2031, calculated by the system of constant installments (known as the ‘Price Table’). Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA (Expanded National Customer Price) index published by the IBGE. If the plan reaches actuarial surplus before the full period of amortization of the contracts, the Company and its subsidiaries will be exempted from payment of the remaining installments and the contracts will be extinguished.

23.	PROVISIONS

The Company and its subsidiaries are involved in certain legal and administrative proceedings in various courts and government bodies, arising from the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company is defendant

The Company and its subsidiaries recorded Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated
	Dec. 31, 2017	Additions	Reversals	Settled	Jun. 30, 2018
Labor	473,874	32,812	(35,872)	(14,689)	456,125
Civil
Consumer relations	18,632	11,522	(362)	(9,393)	20,399
Other civil actions	43,105	2,985	(1,617)	(2,496)	41,977

	61,737	14,507	(1,979)	(11,889)	62,376
Tax	57,048	199	(3,405)	(139)	53,703
Environmental	45	31	—	(27)	49
Regulatory	39,812	10,069	—	(744)	49,137
Other	45,597	4,408	(2,734)	(227)	47,044

Total	678,113	62,026	(43,990)	(27,715)	668,434

	Consolidated
	Dec. 31, 2016	Additions	Reversals	Settled	Jun. 30, 2017
Labor	349,273	181,199	(3,474)	(33,829)	493,169
Civil
Consumer relations	14,741	8,038	(2,758)	(7,645)	12,376
Other civil actions	40,443	4,178	(61)	(999)	43,561

	55,184	12,216	(2,819)	(8,644)	55,937
Tax	69,922	1,272	(4,436)	(437)	66,321
Environmental	39	3	—	—	42
Regulatory	43,100	2,619	(13,454)	(591)	31,674
Corporate	239,445	—	—	—	239,445
Other	58,054	6,633	—	(2,132)	62,555

Total	815,017	203,942	(24,183)	(45,633)	949,143

	Holding Company
	Dec. 31, 2017	Merger of Telecom	Additions	Reversals	Settled	Jun. 30, 2018
Labor	38,603	22	10,884	—	(3,230)	46,279
Civil					—
Consumer relations	1,024	—	1,055	—	(365)	1,714
Other civil actions	958	—	490	—	(1)	1,447

	1,982	—	1,545	—	(366)	3,161
Tax	7,473	—	74	(87)	(14)	7,446
Regulatory	13,959	—	3,709	—	(409)	17,259
Other	1,177	—	77	(67)	(16)	1,171

Total	63,194	22	16,289	(154)	(4,035)	75,316

	Holding Company
	Dec. 31, 2016	Additions	Reversals	Settled	Jun. 30, 2017
Labor	34,928	15,037	(3,016)	(4,906)	42,043
Civil					—
Consumer relations	1,435	422	(999)	(8)	850
Other civil actions	3,238	527	(61)	(2)	3,702

	4,673	949	(1,060)	(10)	4,552
Tax	8,869	209	(2,817)	(125)	6,136
Regulatory	21,614		(2,079)		19,535
Corporate	239,445	—	—	—	239,445
Other	466	457	—	(34)	889

Total	309,995	16,652	(8,972)	(5,075)	312,600

The Company’s Management and its subsidiaries, in view of the long periods and manner of working of the Brazilian judiciary and tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this interim financial information in relation to the timing of any cash outflows, or any possibility of reimbursements, might occur. The Management of the Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the result of operations or financial position of the Company and its subsidiaries.

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’; and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

The Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$ 1,814,490 (R$ 1,854,257 on December 31, 2017), of which R$ 456,125 (R$ 473,874 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Customers claims

The Company and its subsidiaries are involved in various civil actions relating to indemnity for moral and material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 46,165 (R$ 56,017 on December 31, 2017), of which R$ 20,399 (R$ 18,632 on December 31, 2017) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

The Company and its subsidiaries are involved in various civil actions claiming indemnity for moral and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$ 233,327 (R$ 218,455 on December 31, 2017), of which R$ 41,977 (R$ 43,105 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Tax

The Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Rural Property Tax (ITR); the Urban Property Tax (Imposto sobre a Propriedade Territorial Urbana, or IPTU); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to stay tax enforcement. The aggregate amount of this contingency is approximately R$ 302,538 (R$ 281,057 on December 31, 2017), of which R$ 53,703 (R$ 57,048 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 70,889 (R$ 68,097 on December 31, 2017) of which R$ 49 (R$ 45 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, mainly: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of electricity; and (iii) the tariff increase made during the Federal Government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$ 223,522 (R$ 222,434 on December 31, 2017), of which R$ 49,137 (R$ 39,812 on December 31, 2017) has been recognized as provision – the amount estimated as probably necessary for settlement of these disputes.

Corporate

Difference of monetary updating on the Advance against Future Capital Increase (AFAC) made by the Minas Gerais State Government

On December 19, 2014 the Finance Secretary of Minas Gerais State sent an Official Letter to Cemig requesting recalculation of the amounts relating to the Advances against Future Capital Increase made in 1995, 1996, and 1998, which were returned to Minas Gerais State in December 2011, for review of the criterion used by the Company for monetary updating, arguing that application of the Selic rate would be more appropriate, replacing the IGP-M index.

On December 29, 2014 the Company made an administrative deposit applying for suspension of enforceability of the credit being requested by the state, and for its non-inclusion in the Register of Debts owed to the state and in the Registry of Defaulted Payments owed to the State (Cadin).

The Company’s Management held negotiations with the government of the State of Minas Gerais, and obtained the approvals requested by its governance bodies to sign a Debt Recognition Agreement with Minas Gerais State, through the State’s Tax Office, under which the State undertook to return to the Company the total amount deposited, after monetary updating by the IGP-M index. This was signed on October 25, 2017. With this new scenario the chances of loss in this action were re-assessed to ‘remote’, and as a result the Company has reversed the provision of R$ 239,445, due to the expectation that there will be no future disbursement to liquidate this obligation, which had until then been provisioned. More details in Note 11.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$ 33,975 (R$ 31,987 on December 31, 2017), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal proceedings

The Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, including environmental claims, related to the normal course of their operations, with an estimated total amount of R$ 165,205 (R$ 170,158 on December 31, 2017), of which R$ 13,118 (R$ 13,655 on December 31, 2017) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these proceedings, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Contingent liabilities in which losses are assessed as ‘possible’, and the Company believes it has arguments of merit for legal defense

Taxes and contributions

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 The Company and its subsidiaries paid an indemnity to its employees, totaling R$ 177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company and its subsidiaries obtained an injunction, which permitted to make an escrow deposit of R$ 121,834, which updated now represents the amount of R$ 271,520 (R$ 267,432 on December 31, 2017). The updated amount of the contingency is R$ 317,437 (R$ 311,138 on December 31, 2017) and, based on the arguments above, Management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$ 1,269,989 (R$ 1,647,343 on December 31, 2017). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company and its subsidiaries are contesting the non-homologation of the amounts offset. The amount of the contingency is R$ 285,620 (R$ 274,836 on December 31, 2017), and the chance of loss was classified as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Corporate tax returns – restitution and offsetting

The Company was a party in an administrative case involving requests for restitution and compensation of credits arising from tax losses carry-forward balances indicated in the corporate tax returns for the calendar years from 1997 to 2000, and also for over payments identified in the corresponding tax payment receipts (DARFs and DCTFs). The case against the Company was dismissed in a final judgement, with no further appeal possible. The amount of the contingency on December 31, 2017 was R$ 576,386.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, on July 7, 2011, of 100% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 216,920 (R$ 212,393 on December 31, 2017), and the loss has been assessed as ‘possible’.

The Social Contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company and its subsidiaries for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts in calculating the Social Contribution tax on net income relating to the following items: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 295,738 (R$ 322,196 on December 31, 2017). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and its subsidiary Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of electricity for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$ 1,050,500 (R$ 1,224,274 on December 31, 2017). The Company has assessed the chances of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of electricity sale transactions in the Wholesale Electricity Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Wholesale Electricity Trading Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment in February 2006, which ordered Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering Aneel’s Dispatch 288 of 2002.This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 300,362 (R$ 287,515 on December 31, 2017). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) of March 6, 2013 established new criteria for the prorating of the cost of additional dispatch of thermal plants. Under the new criteria, the costs of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS), which were previously prorated in full between free customers and distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers’ Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), of which Cemig GT is a member, obtained an interim court decision suspending the effects of Articles 2 and 3 of Resolution CNPE 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim decision, the CCEE carried out the financial settlement for transactions from April through December 2013 using the criteria prior to Resolution. As a result, Cemig GT recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of Resolution CNPE 3.

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim decision granted in favor of its members, which include Cemig GT and its subsidiaries. This decision was subject of an appeal, distributed to the 7th Panel of the Regional Federal Court (Tribunal Federal Regional, or TRF) of the 1st Region, which is still pending of judgment.

The amount of the contingency is approximately R$ 212,399 (R$ 201,586 on December 31, 2017). In spite of the successful judgment at first instance, the Association’s legal advisers still considered the chances of loss of this contingency as ‘possible’. Cemig GT agrees with this, since there are not yet elements to make it possible to foresee the outcome of the Appeal filed by the federal government.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$ 287,271 (R$ 275,458 on December 31, 2017). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring Cemig GT to invest at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/1997. Cemig GT has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, Cemig GT believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is one for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since based on the opinion of its legal advisers Management has classified the chance of loss as ‘possible’. The amount of the contingency is R$ 133,933 (R$ 126,664 on December 31, 2017).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 82,906 (R$ 79,378 on December 31, 2017).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 403,418 (R$ 397,897 on December 31, 2017), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais, the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Cemig D is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for All’). The estimated amount is R$ 275,032 (R$ 261,281 on December 31, 2017), and no provision has been made. Cemig D has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Cemig D is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 84,745 (R$ 79,985 on December 31, 2017). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Irregularities in competitive tender proceedings

Cemig D is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 26,511 (R$ 26,149 on December 31, 2017), and no provision has been made. Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

24.	EQUITY AND REMUNERATION TO SHAREHOLDERS

The Company’s issued and outstanding share capital on June 30, 2018 is R$ 7,293,763, represented by 487,614,213 common shares and 971,138,388 preferred shares, all with nominal value of R$ 5.00 (five Reais). On December 31, 2017, the Company’s share capital was R$ 6,294,208, represented by 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00 (five Reais).

(a)	Capital increase

On October 26, 2017, the Extraordinary General Meeting (‘EGM’) of Shareholders unanimously approved the proposal by the Board of Directors for a capital increase through issuance of up to 199,910,947 new shares, each with par value of R$ 5.00 with the same rights providing to those shares in the same class of shares that resulted in the capital increase.

Up to December 31, 2017, R$ 1,215,223 had been subscribed by Shareholders, corresponding to 184,965,518 shares at the price of R$ 6.57. The remaining shares not subscribed were 14,945,429, comprising 13,139,679 ON (common) shares and 1,815,750 PN (preferred) shares.

On March 21, 2018, Cemig sold the totality of the remaining shares not subscribed through a public offer of a single and indivisible lot of shares, which resulted in a financial volume of R$ 110,700. A total of 13,139,799 remaining common shares (ON) were sold for an average price of R$ 7.30, totaling R$ 95,773; and 1,815,750 remaining preferred shares (PN) were sold for an average price of R$ 8.22, for a total of R$ 14,927.

On April 23, 2018, the EGM approved a Company capital increase in the amount of R$ 999,555, whose capital increased from R$ 6,294,208 to R$ 7,293,763, throughout the issue and subscription of 199,910,947 new shares, each with par value of R$ 5.00 (five Reais), comprising 66,849,505 common shares and 133,061,442 preferred shares.

The capital increase, considering the issuance price, represented proceeds of R$ 1,324,773. The difference, in the amount of R$ 325,218, has been allocated to the Capital reserve account.

(b)	Earnings per share

Considering the capital increase on April 23, 2018 described above, the calculation of basic and diluted earnings is presented as follows:

Number of shares	Jan to Jun 2018	Jan to Jun 2017	Apr to Jun 2018	Apr to Jun 2017
Common shares already paid up	487,614,213	420,764,708	487,614,213	420,764,708
Treasury shares	(69)	(69)	(69)	(69)

	487,614,144	420,764,639	487,614,144	420,764,639
Preferred shares already paid up	971,138,388	838,076,946	971,138,388	838,076,946
Treasury shares	(560,649)	(560,649)	(560,649)	(560,649)

	970,577,739	837,516,297	970,577,739	837,516,297

Total	1,458,191,883	1,258,280,936	1,458,191,883	1,258,280,936

Basic and diluted earnings per share

	Jan to Jun 2018 (Restated)	Jan to Jun 2017	Apr to Jun 2018 (Restated)	Apr to Jun 2017
Net income for the period (A)	453,411	480,578	(11,038)	137,982
Total of shares (B)	1,458,191,883	1,258,280,936	1,458,191,883	1,258,280,936

Basic and diluted earnings (loss) per share – going concern (R$)	0.29	0.38	(0.03)	0.11

Basic and diluted earnings per share – discontinued operations (R$)	0.02	—	0.02	—

Basic and diluted earnings (loss) per share (R$)	0.31	0.38	(0.01)	0.11

The shares that were subscribed in the capital increase of April 23, 2018, were considered in full in the calculation of basic and diluted net income for the first half of 2018, since the proposal for subscription of new shares was decided in an EGM of October 26, 2017, and these new shares already had potential for subscription since that date, as decided by the shareholders.

Considering that the subscribed and paid up shares have the right to dividends for the 2017 business year, if these shares had been considered in the calculation of the basic and diluted earnings per share for the six-month period ended June 30, 2017, the result of the calculation would have been R$ 0.3296.

The call and put options related to investments described in Note 29 could potentially dilute basic earnings per share in the future; however, they have not caused dilution on the earning per share in the presented periods.

(c)	Equity valuation adjustments

Equity valuation adjustments	Consolidated
	Jun. 30, 2018	Dec. 31, 2017
Adjustments to actuarial obligations – Employee benefits	(234,519)	(234,519)
Subsidiary and jointly-controlled subsidiary Variation in fair value of financial asset in jointly-controlled entity	—	139
Cumulative Translation adjustments	536	398
Adjustments to actuarial obligations – Employee benefits	(1,241,559)	(1,241,144)
Cash flow hedge financial instruments	87	87

Deemed cost of PP&E (1)	(1,475,455)	(1,475,039)

Equity valuation adjustments	638,927	638,517

	(836,528)	(836,522)

(1)

The variation, in 2018, in the balance of deemed cost attributable to PP&E, is net of the reversal of the deferred taxes on the deemed cost of the subsidiary Rosal Energia, in the amount of R$ 17,547, arising from the change of tax criterion for this subsidiary from the Real Net income method to the Presumed Net income method, and adjustments made by other investees totaling R$ 26.

25.	REVENUE

The revenue of the Company and its subsidiaries are as follows:

	Consolidated
	Jan to Jun 2018 (Restated)	Jan to Jun 2017
Revenue from supply of energy (a)	11,236,009	11,572,133
Revenue from use of the electricity distribution systems (TUSD) (b)	814,340	900,476
CVA, and Other financial components in tariff increases (c)	1,150,672	(331,896)
Transmission revenue
Transmission concession revenue (d)	206,582	177,437
Transmission construction revenue (e)	4,732	7,025
Transmission indemnity revenue (g)	146,519	269,855
Generation indemnity revenue (h)	34,463	—
Distribution construction revenue (e)	378,911	434,009
Adjustment to expectation of cash flow from indemnifiable Financial assets of the distribution concession (i)	3,066	1,511
Revenue from updating of the Concession Grant Fee (f)	156,980	150,476
Energy transactions on the CCEE (i)	159,966	425,177
Supply of gas	898,979	821,145
Fine for breach of standard continuity indicator (1)	(25,681)	—
Other operating revenues (k)	773,444	717,632
Deductions on revenue (l)	(5,397,013)	(5,127,021)

Net operating revenue	10,541,969	10,017,959

	Consolidated
	Apr to Jun 2018 (Restated)	Apr to Jun 2017
Revenue from supply of energy (a)	5,838,104	5,800,520
Revenue from use of the electricity distribution systems (TUSD) (b)	440,599	437,427
CVA, and Other financial components in tariff increases (c)	709,516	(29,294)
Transmission revenue
Transmission concession revenue (d)	105,591	84,937
Transmission construction revenue (e)	3,669	4,105
Transmission indemnity revenue (g)	96,678	204,025
Generation indemnity revenue (h)	17,218	—
Distribution construction revenue (e)	202,114	236,370
Adjustment to expectation of cash flow from indemnifiable Financial assets of the distribution concession (i)	2,274	284
Revenue from updating of the Concession Grant Fee (f)	75,153	70,970
Energy transactions on the CCEE (h)	25,639	198,529
Supply of gas	470,908	410,604
Fine for breach of standard continuity indicator (1)	(9,235)	—
Other operating revenues (j)	311,331	369,763
Deductions on revenue (k)	(2,683,021)	(2,583,211)

Net operating revenue	5,606,538	5,205,029

(1)	As mentioned in Note 2.2, as from January 1, 2018, these amounts are now recognized as a reduction of revenue rather than operating expenses, as amended by Pronouncement CPC 47 / IFRS 15.

For details on the revenue from discontinued operations, please see Note 30.

a)	Revenue from energy supply

This table shows energy supply by type of customer:

	MWh (1)		R$
	Jan to Jun 2018	Jan to Jun 2017	Jan to Jun 2018	Jan to Jun 2017
Residential	5,150,879	5,033,072	3,866,049	3,919,020
Industrial	8,552,810	8,704,150	2,254,923	2,423,508
Commercial, Services and Others	4,198,424	3,804,836	2,144,297	2,236,494
Rural	1,720,268	1,752,185	748,147	779,383
Public authorities	434,389	436,654	252,319	269,345
Public lighting	688,807	675,900	252,165	264,456
Public services	653,232	639,342	276,281	286,753

Subtotal	21,398,809	21,046,139	9,794,181	10,178,959

Own consumption	23,481	18,050	—	—
Unbilled revenue	—	—	48,142	(34,436)

	21,422,290	21,064,189	9,842,323	10,144,523

Wholesale supply to other concession holders (2)	5,607,369	5,740,378	1,468,016	1,501,839
Wholesale supply unbilled, net	—	—	(74,330)	(74,229)

Total	27,029,659	26,804,567	11,236,009	11,572,133

	MWh (1)		R$
	Apr to Jun 2018	Apr to Jun 2017	Apr to Jun 2018	Apr to Jun 2017
Residential	2,557,762	2,496,022	1,948,068	1,927,607
Industrial	4,524,750	4,450,891	1,149,137	1,241,737
Commercial, Services and Others	2,155,487	1,892,746	1,075,019	1,096,355
Rural	954,766	953,709	405,384	411,069
Public authorities	220,791	226,041	131,469	138,206
Public lighting	345,401	341,420	127,749	134,604
Public services	331,174	324,405	142,009	142,495

Subtotal	11,090,131	10,685,234	4,978,835	5,092,073

Own consumption	11,357	8,788	—	—
Unbilled revenue	—	—	130,096	(70,182)

	11,101,488	10,694,022	5,108,931	5,021,891

Wholesale supply to other concession holders (2)	2,974,570	2,846,261	766,525	1,044,045
Wholesale supply unbilled, net	—	—	(37,352)	(265,416)

Total	14,076,058	13,540,283	5,838,104	5,800,520

(1)	Data not reviewed by external auditors.
(2)

Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

b)	Revenue from Use of the Distribution System (the TUSD charge)

A significant part of the large industrial customers in the concession areas of Cemig D are now ‘Free Customers’ – energy is sold to them by the Cemig group’s generation and transmission company, Cemig GT, and also by other generators. Thus, the charges for use of the distribution network (‘TUSD’) of these Free customers are charged separately from the posting under this line.

c)	The CVA Account, and Other financial components

The results from variations in (i) the CVA Account (Portion A Costs Variation Compensation Account), and in (ii) Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimate of non-manageable costs of the subsidiary Cemig D and the payments actually made. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes. For more information please see Note 14.

d)	Transmission concession revenue

Transmission concession revenue comprises the amount received from agents of the electricity sector for operation and maintenance of transmission lines of the national grid, in the form of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), plus an adjustment for expectation of cash flow arising from the variation in the fair value of the Remuneration Assets Base in the amount of R$ 9,671 in the six-month period ended June 30, 2018.

e)	Construction revenue

Entities that are within the scope of ICPC 01 (R1) should record a construction or improvement of the infrastructure of the concession in accordance with CPC 17 (R1) – Construction Contracts. The costs of infrastructure construction carried out by the Company are measured reliably; the revenues and expenses corresponding to these construction services are recognized as and when they are incurred, up to the reporting date. Any expected loss on construction contracts is recognized immediately as an expense. Considering that the regulatory model currently in effect does not provide for specific remuneration for construction or improvement of the infrastructure of the concession; that constructions and improvements are substantially executed through specialized services of outsourced parties; and that all construction revenues is related to the construction of the infrastructure of the energy distribution services, the Company’s Management believed that revenues related to construction services are immaterial.

f)	Gain on financial updating of the Concession Grant Fee

Represents the inflation adjustment using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 14.

g)	Transmission indemnity revenue

In the half year ended June 30, 2018, the Company recognized revenue in the total amount of R$ 146,519 (R$ 269,855 in the half year ended June 30, 2017), corresponded to updating, by the IPCA index, of the balance of indemnity receivable existing. See Note 14.

h)	Generation indemnity revenue

In the first semester of 2018, the Company recognized revenue of R$ 34,463, for the adjustment to the balance of non-amortized indemnities for the concessions of the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17, also taking into account the updating of the amounts. See Note 14.

i)	Revenue from energy transactions in the CCEE (Wholesale Electricity Trading Chamber)

The revenue from transactions made through the Wholesale Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE.

j)	Adjustment to expectation of cash flow from indemnifiable Financial assets of the distribution concession

Monetary adjustment of the Regulatory Remuneration Asset Base resulting in the recognition of income from the adjustments on the expectation of cash flow from the Financial asset on the residual value of the infrastructure assets of distribution concessions.

k)	Other operating revenues

	Consolidated
	Jan to Jun 2018	Jan to Jun 2017
Charged service	5,800	4,599
Telecoms services (3)	—	72,822
Services rendered	90,440	75,532
Subsidies (1)	546,907	503,020
Rental and leasing	42,560	58,338
Unpaid energy reimbursement (2)	84,092	—
Other	3,645	3,321

	773,444	717,632

	Consolidated
	Apr to Jun 2018	Apr to Jun 2017
Charged service	2,864	2,543
Telecoms services (3)	(44,037)	36,580
Services rendered	48,729	40,248
Subsidies (1)	281,635	260,338
Rental and leasing	21,645	29,402
Other	495	652

	311,331	369,763

(1)	Revenue recognized for the tariff subsidies applied to users of distribution services, including low-income tariff subsidies – reimbursed by Eletrobras.
(2)

Renewal of uncontracted energy due to alteration of electricity sales agreements CCEAR agreed between Santo Antônio Energia S. A., subsidiary of Madeira Energia, and Cemig Distribuição. The amount will be settled in 24 monthly installments and monthly updated by SELIC.

(3)	Due to the classification of certain telecommunications assets as held for sale, the revenues from the discontinued operations were segregated. For more information please see Note 30.

l)	Taxes and charges reported as deductions on revenue

	Consolidated
	Jan to Jun 2018 (Restated)	Jan to Jun 2017
Taxes on revenue
ICMS (VAT)	2,517,921	2,651,348
Cofins	1,170,609	1,069,593
PIS and Pasep	252,149	232,205
Others	3,711	3,827

	3,944,390	3,956,973
Charges to the customer
Global Reversion Reserve (RGR) (recovery of expense)	10,412	(50)
Energy Efficiency Program	29,845	25,690
Energy Development Account (CDE)	1,180,960	859,370
Research and Development (P&D)	18,639	18,987
National Scientific and Technological Development Fund (FNDCT)	18,639	18,987
Energy System Expansion Research (EPE of MME)	9,320	9,494
Customer charges – Proinfa alternative sources program	19,443	19,577
Energy Services Inspection Charge	12,594	16,636
Royalties for use of water resources	27,712	44,922
Customer charges – the‘Flag Tariff’ system	125,059	156,435

	1,452,623	1,170,048

	5,397,013	5,127,021

	Consolidated
	Apr to Jun 2018 (Restated)	Apr to Jun 2017
Taxes on revenue
ICMS (VAT)	1,264,824	1,320,102
Cofins	612,229	540,306
PIS and Pasep	130,917	117,298
Others	1,463	1,927

	2,009,433	1,979,633
Charges to the customer
Global Reversion Reserve (RGR) (recovery of expense)	5,172	(9,917)
Energy Efficiency Program	16,632	12,903
Energy Development Account (CDE)	593,105	415,749
Research and Development (P&D)	10,126	8,534
National Scientific and Technological Development Fund (FNDCT)	10,126	8,534
Energy System Expansion Research (EPE of MME)	5,063	4,267
Customer charges – Proinfa alternative sources program	9,202	9,914
Energy Services Inspection Charge	6,377	8,326
Royalties for use of water resources	9,498	18,091
Customer charges – the‘Flag Tariff’ system	8,287	127,177

	673,588	603,578

	2,683,021	2,583,211

26.	OPERATING COSTS AND EXPENSES

Composition of costs and expenses of the Company and its subsidiaries:

	Consolidated		Holding Company
	Jan to Jun 2018	Jan to Jun 2017	Jan to Jun 2018	Jan to Jun 2017
Personnel (a)	680,240	917,162	19,967	21,066
Employees’ and managers’ profit sharing	22,727	24,891	5,926	962
Post-retirement obligations – Note 22	169,397	192,028	20,359	19,472
Materials	33,706	27,108	764	66
Outsourced services (b)	490,346	446,764	9,403	3,602
Energy purchased for resale (c)	5,082,598	4,742,418	—	—
Depreciation and amortization	411,300	410,800	216	236
Operating provisions (d)	267,319	369,918	78,189	15,311
Charges for use of the national grid	808,580	404,261	—	—
Gas purchased for resale	556,459	485,163	—	—
Construction costs (e)	383,643	441,034	—	—
Other operating expenses, net (f)	151,607	187,454	7,348	7,919

	9,057,922	8,649,001	142,172	68,634

	Consolidated		Holding Company
	Apr to Jun 2018	Apr to Jun 2017	Apr to Jun 2018	Apr to Jun 2017
Personnel (a)	348,576	535,954	12,498	4,390
Employees’ and managers’ profit sharing	3,150	6,007	4,515	470
Post-retirement obligations – Note 22	86,126	97,390	10,250	9,804
Materials	18,416	15,829	722	50
Outsourced services (b)	254,553	238,140	7,436	885
Energy purchased for resale (c)	2,818,905	2,649,330	—	—
Depreciation and amortization	198,309	209,435	98	101
Operating provisions (d)	134,112	161,386	38,878	(1,157)
Charges for use of the national grid	416,038	197,764	—	—
Gas purchased for resale	293,225	262,651	—	—
Construction costs (e)	202,974	240,475	—	—
Other operating expenses, net (f)	85,246	90,938	4,493	4,719

	4,859,630	4,705,299	78,890	19,262

For details on the costs and expenses from discontinued operations, please see note 30.

a)	Personnel expenses

Programmed Voluntary Retirement Plan (PDVP)

In March 2018, the Company approved the 2018 Employee Voluntary Severance Program (‘the 2018 PDVP’). Those eligible to take part were any employees who have worked with Cemig for 25 years or more by December 31, 2018. The acceptance period was from April 2 to 30, 2018 and it will pay the standard legal severance payments – including: payment for the period of notice, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation and there is no provision for additional premium payment. In the first semester of 2018, the amount appropriated as expense related to the 2018 PDVP, including severance payments, was R$ 25,666, corresponding to the acceptance by 151 employees.

In the first semester of 2017, the amount appropriated as expense related to the 2017 PDVP, including severance payments, was R$ 165,422, corresponding to the acceptance by 891 employees.

b)	Outsourced services

	Consolidated		Holding Company
	Jan to Jun 2018	Jan to Jun 2017	Jan to Jun 2018	Jan to Jun 2017
Meter reading and bill printing and delivery of energy bills	65,538	71,217	—	—
Communication	35,945	34,089	2,208	113
Maintenance and conservation of electrical facilities and equipment	152,048	126,852	12	21
Building conservation and cleaning	52,765	50,102	294	425
Contracted labor	10,829	5,106	102	—
Freight and airfares	3,214	3,368	716	939
Accommodation and meals	5,616	6,437	97	100
Security services	10,125	10,936	—	—
Consultancy	4,863	7,800	898	704
Maintenance and conservation of furniture and utensils	1,351	1,616	13	—
Information technology	22,498	24,152	1,325	628
Maintenance and conservation of vehicles	1,045	924	—	—
Disconnection and reconnection	22,725	12,332	—	—
Environment	4,659	8,210	—	—
Legal services	11,101	8,801	460	440
Legal procedural costs	986	1,230	—	35
Tree pruning	9,917	8,967	—	—
Cleaning of power line pathways	13,692	4,050	—	—
Copying and legal publications	8,620	9,851	334	59
Inspection of customer units	4,674	57	—	—
Other expenses	48,135	50,667	2,944	138

	490,346	446,764	9,403	3,602

	Consolidated		Holding Company
	Apr to Jun 2018	Apr to Jun 2017	Apr to Jun 2018	Apr to Jun 2017
Meter reading and bill printing and delivery of energy bills	34,342	37,141	—	—
Communication	17,536	19,243	2,082	51
Maintenance and conservation of electrical facilities and equipment	73,655	62,819	7	2
Building conservation and cleaning	26,835	27,600	236	258
Contracted labor	6,888	2,720	102	—
Freight and airfares	2,367	2,073	601	557
Accommodation and meals	3,032	3,439	58	59
Security services	5,147	5,623	—	—
Consultancy	1,575	4,806	860	554
Maintenance and conservation of furniture and utensils	756	834	13	—
Information technology	11,337	11,837	1,133	487
Maintenance and conservation of vehicles	547	505	—	—
Disconnection and reconnection	12,586	8,053	—	—
Environment	2,525	3,421	—	—
Legal services	6,320	5,908	189	148
Legal procedural costs	615	787	—	25
Tree pruning	5,888	5,310	—	—
Cleaning of power line pathways	7,719	2,974	—	—
Copying and legal publications	4,413	6,075	263	29
Inspection of customer units	2,811	(571)	—	—
Other expenses	27,659	27,543	1,892	(1,285)

	254,553	238,140	7,436	885

c)	Energy purchased for resale

	Consolidated
	Jan to Jun 2018	Jan to Jun 2017
Supply from Itaipu Binacional	633,420	616,817
Physical guarantee quota contracts	311,625	224,452
Quotas for Angra I and II nuclear plants	133,423	121,888
Spot market	929,226	771,921
Proinfa Program	159,696	150,644
‘Bilateral’ contracts	211,751	148,391
Energy acquired in Regulated Market auctions	1,480,756	1,377,210
Energy acquired in the Free Market	1,715,482	1,786,560
Pasep and Cofins credits	(492,781)	(455,465)

	5,082,598	4,742,418

	Consolidated
	Apr to Jun 2018	Apr to Jun 2017
Supply from Itaipu Binacional	345,177	322,771
Physical guarantee quota contracts	140,241	115,298
Quotas for Angra I and II nuclear plants	66,711	60,944
Spot market	710,115	614,518
Proinfa Program	79,848	75,322
‘Bilateral’ contracts	106,666	76,478
Energy acquired in Regulated Market auctions	757,243	634,978
Energy acquired in the Free Market	891,546	998,450
Pasep and Cofins credits	(278,642)	(249,429)

	2,818,905	2,649,330

d)	Operating provisions (reversals)

	Consolidated		Holding Company
	Jan to Jun 2018	Jan to Jun 2017	Jan to Jun 2018	Jan to Jun 2017
Estimated losses on doubtful receivables	167,557	140,885	—	—
Estimated losses on other accounts receivables (1)	(4,934)	—	—	—
Contingency provisions (reversals) (2)
Labor claims	(3,060)	177,725	10,884	12,021
Civil	12,528	9,397	1,545	(111)
Tax	(3,206)	(3,164)	(13)	(2,608)
Environmental	31	3	—	—
Regulatory	10,069	(10,835)	3,709	(2,079)
Other	1,674	6,633	10	457

	18,036	179,759	16,135	7,680

	180,659	320,644	16,135	7,680

Adjustment for losses
Put option – Sonda (Note 29)	—	41	—	—
Put option – Parati (Note 29)	62,054	7,631	62,054	7,631
Put option – SAAG (Note 29)	24,606	41,602	—	—

	86,660	49,274	62,054	7,631

	267,319	369,918	78,189	15,311

	Consolidated		Holding Company
	Apr to Jun 2018	Apr to Jun 2017	Apr to Jun 2018	Apr to Jun 2017
Estimated losses on doubtful receivables	91,374	74,690	—	—
Estimated losses on other accounts receivables (1)	(5,494)	—	—	—
Contingency provisions (reversals) (2)
Labor claims	(20,114)	114,419	9,774	12,574
Civil	13,827	1,952	817	(273)
Tax	(3,275)	(4,758)	(28)	(3,212)
Environmental	3	2	—	—
Regulatory	6,684	(11,913)	750	(2,648)
Other	3,357	307	46	422

	482	100,009	11,359	6,863

	86,362	174,699	11,359	6,863

Adjustment for losses
Put option – Sonda (Note 29)	—	41	—	—
Put option – Parati (Note 29)	27,519	(8,020)	27,519	(8,020)
Put option – SAAG (Note 29)	20,231	(5,334)	—	—

	47,750	(13,313)	27,519	(8,020)

	134,112	161,386	38,878	(1,157)

(1)	The estimate for loss on Other accounts receivable is presented in the Statement of income as an operating expenses.
(2)	The contingency provisions of Holding Company are presented in the consolidated Statement of income as operating expenses.

e)	Construction cost

	Consolidated
	Jan to Jun 2018	Jan to Jun 2017
Personnel and managers	34,060	24,154
Materials	149,614	183,160
Outsourced services	164,089	191,183
Others	35,880	42,537

	383,643	441,034

	Consolidated
	Apr to Jun 2018	Apr to Jun 2017
Personnel and managers	19,490	13,908
Materials	73.680	103.530
Outsourced services	90.061	103.386
Others	19.743	19.651

	202.974	240.475

f)	Other operating expenses (revenues), net

	Consolidated		Holding Company
	Jan to Jun 2018	Jan to Jun 2017	Jan to Jun 2018	Jan to Jun 2017
Leasing and rentals	45,364	44,907	2,197	1,474
Advertising	3,093	8,314	158	176
Own consumption of energy	13,475	10,813	—	—
Subsidies and donations	6,569	6,524	1,311	—
Paid concession	1,446	1,529	—	—
Insurance	3,643	4,429	780	1,307
CCEE annual charge	3,751	4,045	1	1
Net loss (gain) on deactivation and disposal of assets	7,695	5,338	468	—
Forluz – Administrative running cost	14,582	13,033	604	645
Collection agents	35,398	35,287	—	—
Fine for violation of standard continuity indicator (1)	—	20,860	—	—
Taxes and charges	6,758	5,386	480	543
Other expenses	9,833	26,989	1,349	3,773

	151,607	187,454	7,348	7,919

	Consolidated		Holding Company
	Apr to Jun 2018	Apr to Jun 2017	Apr to Jun 2018	Apr to Jun 2017
Leasing and rentals	22,869	20,919	1,368	879
Advertising	1,581	7,482	154	176
Own consumption of energy	6,878	5,303	—	—
Subsidies and donations	4,764	2,991	1,311	—
Paid concession	668	777	—	—
Insurance	1,725	1,905	378	456
CCEE annual charge	1,827	2,017	1	1
Net loss (gain) on deactivation and disposal of assets	5,713	2,778	468	—
Forluz – Administrative running cost	6,720	6,562	326	325
Collection agents	17,940	17,835	—	—
Fine for violation of standard continuity indicator (1)	—	6,306	—	—
Taxes and charges	2,176	1,617	180	20
Other expenses	12,385	14,446	307	2,862

	85,246	90,938	4,493	4,719

(1)	As mentioned in Note 2.2, as from January 1, 2018 these amounts are now recognized as a reduction of revenue rather than operating expenses, as amended by Pronouncement CPC 47 / IFRS 15.

27.    FINANCE INCOME AND EXPENSES

	Consolidated		Holding Company
	Jan to Jun 2018	Jan to Jun 2017	Jan to Jun 2018	Jan to Jun 2017
FINANCE INCOME
Income from cash investments	41,850	125,493	4,931	28,709
Arrears fees on sale of energy	167,950	137,923	44	—
Foreign exchange variations	2,561	17,589	7	—
Monetary variations	11,496	13,993	8	1,568
Monetary variations – CVA	11,286	—	—	—
Monetary updating on Court escrow deposits	15,223	23,147	12,261	952
Pasep and Cofins charged on finance income	(20,044)	(22,322)	(2,301)	(4,056)
Gain on Financial instruments (Note 29)	180,396	—	(33)	—
Other	80,451	53,078	3,875	5,845

	491,169	348,901	18,792	33,018
FINANCE EXPENSES
Costs of loans and financings	(602,963)	(827,850)	(1,156)	—
Cost of debt – Amortization of transaction costs	(15,548)	(29,827)	(153)
Foreign exchange variations	(580,747)	(18,596)	(7)	(9)
Monetary updating – loans and financings	(65,305)	(68,973)	—	—
Monetary updating – Concessions payable	(2,257)	742	—	—
Charges and monetary updating on post-retirement obligation	(33,159)	(35,984)	(1,631)	(1,770)
Monetary updating – CVA	—	(28,080)	—	—
Monetary updating – Advance sales of power supply	(6,815)	(24,680)	—	—
Other	(39,007)	(49,953)	(138)	(182)

	(1,345,801)	(1,083,201)	(3,085)	(1,961)

NET FINANCE INCOME (EXPENSES)	(854,632)	(734,300)	15,707	31,057

	Consolidated		Holding company
	Apr to Jun 2018	Apr to Jun 2017	Apr to Jun 2018	Apr to Jun 2017
FINANCE INCOME
Income from cash investments	18,123	60,663	2,356	12,944
Arrears fees on sale of energy	92,288	65,059	44	—
Foreign exchange variations	53	9,202	7	—
Monetary variations	6,310	5,595	8	540
Monetary variations – CVA	10,839	—	—	—
Monetary updating on Court escrow deposits	8,771	13,211	4,914	(3,280)
Pasep and Cofins charged on finance income	(11,117)	(11,210)	(1,752)	(2,906)
Gain on Financial instruments (Note 29)	82,880	—	(33)	—
Other	41,168	26,490	2,000	2,140

	249,315	169,010	7,544	9,438
FINANCE EXPENSES
Costs of loans and financings	(315,615)	(382,076)	(1,156)	—
Cost of debt – Amortization of transaction costs	(6,548)	(14,180)	(153)
Foreign exchange variations	(561,373)	(18,596)	(7)	(9)
Monetary updating – loans and financings	(26,632)	(25,566)	—	—
Monetary updating – Concessions payable	(1,593)	1,122	—	—
Charges and monetary updating on post-retirement obligation	(15,152)	(16,616)	(745)	(817)
Monetary updating – CVA	—	(21,911)	—	—
Monetary updating – Advance sales of power supply	(3,196)	(12,119)	—	—
Other	(16,038)	(20,622)	(130)	(8)

	(946,147)	(510,564)	(2,191)	(834)

NET FINANCE INCOME (EXPENSES)	(696,832)	(341,554)	5,353	8,604

28.    RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly-controlled entities are as follows:

	ASSETS		LIABILITIES		REVENUE		EXPENSES

Company / Item	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017	Jan to Jun 2018	Jan to Jun 2017	Jan to Jun 2018	Jan to Jun 2017
Shareholder
Minas Gerais State Government
Current
Customers and traders (1)	140,122	54,926	—	—	81,249	69,390	—	—
Public Lighting Contribution (CIP) (1)	1,708	1,220	—	—	—	—	—	—
Accounts Receivable—AFAC (2)	—	235,018
Non-current
Customers and traders (1)	27,091	50,349	—	—	—	—	—	—
Public Lighting Contribution (CIP) (1)	342	1,119	—	—	—	—	—	—
Accounts Receivable—AFAC (2)	248,100	—	—	—	13,082	—	—	—
Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (3)	—	—	6,915	7,105	15,150	247	(75,255)	(65,133)
Provision of services (4)	1,515	1,657	—	—	5,964	5,570	—	—
Interest on Equity, and dividends	—	72,315	—	—	—	—	—	—
Baguari Energia
Current
Transactions with energy (3)	—	—	846	858	—	—	(3,666)	(3,457)
Services (4)	211	211	—	—	446	431	—	—
Interest on Equity, and dividends	3,558	—	—	—	—	—	—	—
Madeira Energia
Current
Transactions with energy (3)	—	—	26,191	56,531	17,146	10,513	(332,788)	(299,092)
Advance for future power supply (5)	45,117	66,185	—	—	4,549	—	—	—
Reimbursement for decontracted supply (6)	42,046	—	—	—	411	—	—	—
Non-current
Advance for future power supply (5)	—	6,870	—	—	—	—	—	—
Reimbursement for decontracted supply (6)	24,527	—	—	—	—	—	—	—
Norte Energia
Current
Transactions with energy (3)	130	130	5,621	3,640	8,287	2,926	(94,143)	(55,813)
Lightger
Current
Transactions with energy (3)	—	—	—	—	—	—	(9,012)	(10,463)
Hidrelétrica Pipoca
Current
Transactions with energy (3)	—	—	1,589	—	—	—	(9,154)	(7,172)
Interest on Equity, and dividends	—	584	—	—	—	—	—	—
Retiro Baixo
Current
Transactions with energy (3)	—	—	520	528	—	—	(3,207)	(2,910)
Interest on Equity, and dividends	2,581	2,581	—	—	—	—	—	—
Hidrelétrica Cachoeirão
Current
Interest on Equity, and dividends	2,291	—	—	—	—	—	—	—
Renova
Current
Transactions with energy (3)	—	—	11,963	1,744	—	—	(66,548)	(102,750)
Non-current
Advance for future delivery of power supply (7)	99,118	—	—	—	2,550	26,486	—	—
Accounts receivable (8)	367,436	350,200	—	—	17,326	—	—	—
Empresa Amazonense de Transmissão de Energia (EATE)
Current
Transactions with energy (3)	—	—	2,433	2,882	—	—	(11,706)	(13,097)

	ASSETS		LIABILITIES		REVENUE		EXPENSES
Company / item	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017	Jan to Jun 2018	Jan to Jun 2017	Jan to Jun 2018	Jan to Jun 2017
Light
Current
Transactions with energy (3)	84	1,128	492	483	31,736	24,291	(535)	(862)
Interest on Equity, and dividends	1,200	—	—	—	—	—	—	—
Taesa
Current
Transactions with energy (3)	—	—	9,929	12,105	—	—	(61,659)	(58,757)
Services (4)	172	404	—	—	282	528	—	—
Interest on Equity, and dividends	18	—	—	—	—	—	—	—
Companhia Transirapé de Transmissão
Current
Transactions with energy (3)	—	—	893	964	—	—	(4,692)	(4,890)
Services (4)	90	90	—	—	637	634	—	—
Interest on Equity, and dividends	—	1,413	—	—	—	—	—	—
Axxiom
Current
Provision of services (9)	—	—	1,055	2,982	—	—	—	—
Transudeste
Current
Transactions with energy (3)	—	—	160	191	—	—	(788)	(721)
Services (4)	156	175	—	—	304	279	—	—
Transleste
Current
Transactions with energy (3)	—	—	259	308	—	90	(1,271)	(1,162)
Services (4)	120	120	—	—	552	543	—	—
Other related parties
FIC Pampulha
Current
Cash and cash equivalents	121,953	322,423	—	—	—	—	—	—
Securities	297,939	1,037,423	—	—	7,535	38,169	—	—
(-) Securities issued by subsidiary companies (10)	(9,794)	(25,493)	—	—	—	—	—	—
Non-current
Securities	77,047	30,124	—	—	—	—	—	—
(-) Securities issued by subsidiaries (10)	(13,321)	—	—	—	—	—	—	—
Forluz
Current
Post-retirement obligations (11)	—	—	117,447	108,843	—	—	(95,967)	(86,979)
Supplementary pension contributions (12) - Defined contribution plan	—	—	—	—	—	—	(36,692)	(42,917)
Administrative running costs (13)	—	—	—	—	—	—	(14,582)	(13,033)
Operational leasing (14)	—	—	1,662	4,998	—	—	(23,065)	(24,295)
Non-current
Post-retirement obligations (11)	—	—	1,959,626	1,959,512	—	—	—	—
Cemig Saúde
Current
Health Plan and Dental Plan (15)	—	—	109,601	115,045	—	—	(93,068)	(96,718)
Non-current
Health Plan and Dental Plan (15)	—	—	1,775,741	1,633,291	—	—	—	—

The main conditions and characteristics of interest with reference to the related party transactions are:

(1)

This refers to sale of energy supply to the Minas Gerais State government. The price of the supply is the one set by Aneel through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$ 113,032 , to be settled in 24 installments, updated monthly by the variation of the IGP-M. The first portion, in the amount of R$ 5,418, was settled in December 2017, and the others have due dates up to November, 2019. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default.

(2)

This refers to the recalculation of the monetary updating of amounts relating to the Advance for Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. Amount transferred to Accounts Receivable from Minas Gerais State, on September 30, 2017 (see Note 11).

(3)

Transactions with energy between generators and distributors were made in auctions organized by the federal government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).

(4)	Refers to a contract to provide plant operation and maintenance services.
(5)

In 2017, advance payments of R$ 70,100 were made to Santo Antônio Energia, subsidiary of Madeira Energia: R$ 51,874 by Cemig GT, and R$ 11,917 and R$ 6,309 by Sá Carvalho and Rosal, respectively. For the purposes of settlement, invoices for energy supply to be issued by Santo Antônio Energia starting in 2018, in 12 tranches, will be used;

(6)

This refers to reimbursement of supply of energy that was decontracted due to alteration of Regulated Market Electricity Sale Contracts (CCEARs) between Santo Antônio Energia (subsidiary of Madeira Energia) and Cemig D (Distribution), with value totaling R$ 84,092, to be settled in 24 monthly installments, with monetary adjustment by the Selic rate, with due dates up to January 2020.

(7)

This refers to advance payments under Agreements for Incentive-bearing Power Supply becoming due in April 2018 through May 2019, discounted at 155% of the rate for Interbank Certificates of Deposit published by Cetip.

(8)

Cemig GT has an item of R$ 367 million receivable from Renova that will be paid in monthly installments over 2021 with adjustment at 150% to 155% of the CDI rate. The pre-payments have guarantees, shared between Cemig and Light, related to the stockholding positions in and dividends from investees of Renova, and also the wind projects to be developed.

(9)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2,657/2017.
(10)	FIC Pampulha has financial investments in securities issued by subsidiary companies of the Company. There is more information, and characteristics of the fund, in the description below.
(11)

The contracts of Forluz are updated by the Expanded Customer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE) (See Note 22), and will be amortized up to the business year of 2024.

(12)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(13)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(14)	Rental of the Company’s administrative head offices, in effect to March 2019 and May 2034, adjusted annually by IPCA inflation index.
(15)	Post-retirement obligations relating to the employees’ health and dental plan (see Note 22).

Dividends receivable from subsidiaries

Dividends receivable	Consolidated		Holding Company
	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Cemig GT	—	—	364,230	564,230
Other	9,648	76,893	45,168	38,819

	9,648	76,893	409,398	603,049

Guarantees on loans, financings and debentures

Cemig has provided guarantees on loans, financings and debentures of the following related parties – not consolidated in the interim financial information because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Jun. 30, 2018	Maturity
Norte Energia (NESA)	Affiliated	Surety	Financing	2,548,450	2042
Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia (SAESA)	Jointly-controlled entity	Surety	Financing	1,892,193	2034
Santo Antônio Energia (SAESA)	Jointly-controlled entity	Surety	Debentures	815,497	2037
Centroeste	Jointly-controlled entity	Surety	Financing	7,572	2023

				5,947,327

(1)	Related to execution of guarantees of the Norte Energia financing.

On June 30, 2018, Management believes that there is no need to recognize any provisions in the Company’s interim financial information for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – investment fund of Cemig, its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund on June 30, 2018 are reported in Securities in Current or Non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments of the investment fund in securities of related parties are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	Jun. 30, 2018
				Cemig 3.23%	Cemig GT 8.51%	Cemig D 0,58%	Other subsidiaries 26.25% (1)	Total 38.57%
ETAU	Debentures	108.00% of CDI	Dec. 01, 2019	325	856	59	1,401	2,641
LIGHT	Promissory Note	CDI + 3.50%	Jan. 22, 2019	222	584	40	957	1,803

				547	1,440	99	2,358	4,444

Issuer of security	Type	Annual contractual conditions	Maturity	Dec. 31, 2017
				Cemig 4.17%	Cemig GT 26.85%	Cemig D 19.90%	Other subsidiaries 21.36% (1)	Total 72.28%
ETAU	Debentures	108.00% of CDI	Dec. 01, 2019	420	2,706	2,005	2,152	7,283
LIGHT	Promissory Note	CDI + 3.50%	Jan. 22, 2019	834	5,375	3,983	4,276	14,468

				1,254	8,081	5,988	6,428	21,751

(1)	Refers to the other companies consolidated by Cemig, which also have a stake in the investment funds.

Remuneration of key Management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council and the Board of Directors, for the six-month periods ended June 30, 2018 and 2017, are as follows:

	Jan to Jun 2018	Jan to Jun 2017
Remuneration	16,906	15,435
Profit sharing	3,599	158
Assistance benefits	1,327	780

Total	21,832	16,373

29.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Classification of financial instruments and fair value

The principal financial instruments, classified according to the accounting practices adopted by the Company, are:

	Level	Jun. 30, 2018		Dec. 31, 2017
		Book value (Restated)	Fair value (Restated)	Book value	Fair value
Assets
Amortized cost (1)
Cash equivalents – Investments	2	896,953	896,953	916,762	916,762
Securities – Investments	2	67,658	67,658	44,244	44,244
Customers and Traders; Concession holders (Transport of energy)	2	3,666,531	3,666,531	4,033,106	4,033,106
Restricted cash	2	111,220	111,220	106,227	106,227
Advances to suppliers	2	195,681	195,681	122,920	122,920
Accounts receivable from the State of Minas Gerais	2	417,363	417,363	342,632	342,632
Concession financial assets: CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	3	858,761	858,761	369,010	369,010
Reimbursement of tariff subsidies	2	85,827	85,827	77,086	77,086
Low-income subsidy	2	25,140	25,140	26,660	26,660
Escrow deposits	2	2,380,376	2,380,376	2,335,632	2,335,632
Concession grant fee – Generation concessions	3	2,371,831	2,371,831	2,337,135	2,337,135
Accounts receivable – Renova	2	367,436	367,436	350,200	350,200
Reimbursement – Decontracting of supply	2	66,573	66,573	—	—

		11,511,350	11,511,350	11,061,614	11,061,614
Fair value through profit or loss
Securities
Bank certificates of deposit	2	935	935	2,652	2,652
Treasury Financial Notes (LFTs)	1	121,124	121,124	739,945	739,945
Financial Notes – Banks	2	158,949	158,949	290,004	290,004
Debentures	2	3,216	3,216	11,292	11,292

		284,224	284,224	1,043,893	1,043,893
Concession financial assets – Transmission – Assets remunerated by tariff	3	552,019	552,019	547,800	547,800
Derivative financial instruments – Swaps	3	132,431	132,431	8,649	8,649
Derivative financial instruments (Ativas and Sonda put options) (2)	3	3,849	3,849	3,801	3,801
Concession financial assets – Distribution infrastructure	3	384,341	384,341	369,762	369,762
Indemnities receivable – Transmission	3	1,822,294	1,822,294	1,928,038	1,928,038
Indemnities receivable – Generation	3	1,935,220	1,935,220	1,900,757	1,900,757

		5,114,378	5,114,378	5,802,700	5,802,700

		16,625,728	16,625,728	16,864,314	16,864,314

Liabilities
Amortized cost (1)
Loans, financings and debentures	2	(14,604,054)	(14,604,054)	(14,397,697)	(14,397,697)
Debt agreed with pension fund (Forluz)	2	(686,191)	(686,191)	(720,498)	(720,498)
Settlement of deficit of pension fund (FORLUZ)	2	(380,311)	(380,311)	(283,291)	(283,291)
Concession financial assets: CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	3	(23,046)	(23,046)	(414,800)	(414,800)
Concessions payable	3	(18,477)	(18,477)	(21,227)	(21,227)
The Minas Gerais State Tax Amnesty Plan (PRCT)	2	—	—	(282,876)	(282,876)
Suppliers	2	(2,152,676)	(2,152,676)	(2,342,757)	(2,342,757)
Advances from clients	2	(150,728)	(150,728)	(232,762)	(232,762)

		(18,015,483)	(18,015,483)	(18,695,908)	(18,695,908)
Fair value through profit or loss
Derivative financial instruments – Swaps	3	(1,214)	(1,214)	(41,111)	(41,111)
Derivative financial instruments – RME put options	2	(569,286)	(569,286)	(507,232)	(507,232)
Derivative financial instruments (SAAG put options)	3	(336,199)	(336,199)	(311,593)	(311,593)

		(906,699)	(906,699)	(859,936)	(859,936)

		(18,922,182)	(18,922,182)	(19,555,844)	(19,555,844)

(1)	On Saturday, June 30, 2018 December 31, 2017, the book values of financial instruments were similar to the fair values.
(2)	Options in shares of Sonda in the amount of R$ 3,849, posted in the Company’s Assets due to the merger of Cemig Telecom.

In the initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting rules currently in effect. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

◾

Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

◾

Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

◾

Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, based on discounted cash flow analysis and other valuation techniques, such as new replacement Value (Valor novo de reposição, or VNR).

Fair value calculation of financial positions

Concession financial assets related to Distribution infrastructure and related to Transmission infrastructure – assets remunerated by tariff: measured at New Replacement Value (VNR), according to criteria established in regulations by the Concession grantor (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in Concession financial assets is shown in Note 14.

Indemnities receivable – Transmission: measured at New Replacement Value (Valor Novo de Reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the assets to be indemnified as a result of acceptance of the terms of Law 12,783/13, and on the weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig.

Indemnities receivable – Generation: measured at New Replacement Value (Valor Novo de Reposição, or VNR), according to criteria established by the concession Grantor, based on the assets fair value to be indemnified by the termination of the concession.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

Put options: The Company adopted the Black-Scholes-Merton method for measuring the fair value of the SAAG, RME, and Sonda options. The fair value of these options was calculated based on the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, and brought to present value at the reporting date.

Swap transactions: The fair value of the swap transactions was calculated based on the security market value at the due date brought to present value using the discount factor from the market yield curve in Reais.

Other financial liabilities: The Company has calculated the fair value of its loans, financings and debentures using 147.66% of the CDI rate – based on its most recent borrowings. For those loans, financings and debentures, and for debt renegotiated with Forluz, with annual rates between IPCA + 4.70% to 8.07% and CDI + 1.60% to 4.05%, the Company considered fair value to be substantially equal to book value.

b)	Derivative financial instruments:

Put options

The Company holds options to sell certain securities to it (put options) for which it has calculated the fair value based On the Black and Scholes Merton (BSM) model. This takes the following variables into account: exercise price of the option; closing price of the underlying asset on June 30, 2018; the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options takes place in the measurement of the closing price and the volatility of the underlying asset.

On June 30, 2018, the existing options were as follows:

Consolidated	Balance on Jun. 30, 2018	Balance on Dec. 31, 2017
Put option – RME	569,286	507,232
Put option – SAAG	336,199	311,593
Put / call options – Ativas and Sonda	(3,849)	(3,801)

	901,636	815,024

Put option – SAAG

Option Contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument, accounted at fair value through profit or loss.

For measurement of the fair value of SAAG put options Cemig GT uses the Black-Scholes-Merton (‘BSM’) model. The assumption was made that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they were direct equity interests in Mesa. However, neither SAAG nor Mesa are traded on a securities exchange, so that some assumptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the share of Mesa on June 30, 2018 is ascertained on the basis of free cash flow to equity holders (FCFE), expressed by equivalence of the indirect interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the electricity generation sector that are traded on the Bovespa.

Based on the studies made, a liability of R$ 336,199 (R$ 311,593 on December 31, 2017) is recorded in the Company’s Interim Financial Information, for the difference between the exercise price and the estimated fair value of the assets.

The changes in the value of the options are as follows:

Consolidated
Balance at Dec. 31, 2016	196,173
Adjustment to fair value	46,936
Reversals	(5,334)

Balance on June 30, 2017	237,775

Balance at Dec. 31, 2017	311,593
Adjustment to fair value	24,606

Balance on June 30, 2018	336,199

Cemig GT has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 5.44% p.a. to 9.44% p.a., and for volatility between 21% and 81% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 306,536 and R$ 391,101, respectively.

Put options of RME

Cemig granted a put option to Fundo de Participações Redentor – which is now a shareholder of Rio Minas Energia Participações S.A. (RME) – the right for Redentor to sell all RME’s shares, originally exercisable in May 2016. The exercise price of the option is calculated based on the sum of the value of the amounts injected by the Fund into the investee, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by RME.

The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

RME owns common and preferred shares of Light, and currently exercise jointly control, with the Company, over the activities of that investee. Therefore, this option was considered to be a derivative instrument, accounted at fair value through profit or loss.

On November 22, 2017 Cemig signed the First Amendment to the Shareholders’ Agreement of RME – Rio Minas Energia Participações S.A. (‘RME’), with: Banco Santander (Brasil) S.A. (‘Santander’), BV Financeira S.A. – Crédito Financiamento e Investimento (‘BV’ Financeira’) and BB-Banco de Investimento S.A. (‘BB-BI’), (jointly, ‘the Shareholder banks’) to formalize the partial postponement of the date of the Put option granted by Cemig to the Shareholder Banks, the new exercise date being moved from November 30, 2017 to November 30, 2018.

On September 21, 2018 Cemig received Cemig Notices of Intention to Exercise Put Option – in the Third Exercise Window, from RME – Rio Minas Energia Participações S.A. (‘RME’), BB-Banco de Investimento S.A., BV Financeira S.A. Crédito, Financiamento e Investimento, and Banco Santander (Brasil) S.A., (‘the Stockholder Banks’) giving irrevocable and irreversible notice of exercise of the right to sell the totality of their respective holdings, representing a total of 50% of the voting stock and 25% of the total share capital of RME, to be acquired by Cemig or by a third party indicated by Cemig, until November 30, 2018.

Amount of the Company’s exposure

The change in the value of the options – the difference between the estimated fair value for the assets and the corresponding exercise price, for the six-month periods ended June 30, 2018 and 2017, has been as follows:

Consolidated
Balance at Dec. 31, 2016	1,149,881
Variation in fair value	15,651
Reversals	(8,020)

Balance on June 30, 2017	1,157,512

Balance at Dec. 31, 2017	507,232
Variation in fair value	62,054

Balance on Jun. 30, 2018	569,286

In the calculation of the fair value of the option based on the Black-Scholes-Merton analysis, the following variables are taken into account: exercise price of the option; closing price of the share of Light on June 30, 2018 (as a reference for the value of the indirect equity interest held by the direct Shareholders of RME in Light); the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

The Company has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 2.09% to 10.09% p.a., and for volatility between 10.0% and 80.0% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 558,541 and R$ 580,214, respectively.

Sonda options

As part of the shareholding restructuring process, Cemig Telecom and Sonda signed a Purchase Option Agreement (issued by Cemig Telecom) and a Sale Option Agreement (issued by Sonda). Considering the merger of Cemig Telecom into Cemig, occurred on June 30, 2018, the option contract is now between Cemig and Sonda.

These resulted in Cemig simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net income of Ativas in the business year prior to the exercise date. The exercise price of the call option will be equivalent to seventeen times the adjusted net income of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the interim financial information for June 30, 2018. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on June 30, 2018; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the valuation prepared by the same specialized consulting firm responsible for calculating the options. The valuation base date is June 30, 2018, the same date of closing of the Company’s interim financial information, and the methodology used to calculate the Company’s fair value is Discounted Cash Flow (DCF) based on the value of the transaction in shares of Ativas by Sonda, held on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. The time to maturity was calculated assuming exercise date on June 30, 2021.

Considering that the exercise prices of the options are contingent upon the future financial accounting results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analysis and on information of comparable listed companies.

Swap transactions

Considering that part of the loans and financings of the Company’s subsidiaries is denominated in foreign currency, the companies use derivative financial instruments (swap transactions) to protect the servicing associated with these debts (principal plus interest).

The derivative instruments contracted have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The amounts of the principal of derivative transactions are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made: only the gains or losses that actually occur are recorded. The net result of these transactions on June 30, 2018 was a positive adjustment of R$ 180,429, recorded in finance income (expenses).

The Company has a Financial Risks Management Committee, created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. The Committee implements action plans and sets guidelines for proactive control of the financial risks environment.

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and the Company is guarantor of the derivative instruments contracted by Cemig GT.

The table below shows the derivative instruments contracted by Cemig GT as of June 30, 2018 and December 31, 2017.

Cemig’s right (1)	Cemig’s obligation	Maturity period	Trading market	Value of principal contracted (2)	Unrealized gain / loss		Unrealized gain / loss
					Amount according to contract –Jun. 30, 2018	Fair value – Jun. 30, 2018	Amount according to contract – Dec. 31, 2017	Fair value – Dec. 31, 2017
US$: FX variation + Rate (9.25% p.a.)	In R$: 150.49% of CDI rate	From July 2018 to Dec. 2024	Over-the-counter	US$ 1,000,000	584,388	131,217	50,792	(32,462)

(1)

The full transaction is: Combination of (a) Call Spread on the principal, with a low limit of R$ 3.25 and a high limit of R$ 5.00, and (b) Swap of 100% of the interest, exchanging coupon of 9.25% p.a. (on the US$ amount) for local rate equivalent to 150.49% of the CDI.

(2)	In thousands of US$.

The Company uses a mark-to-market methodology for the derivative financial instruments used to protect the Eurobond, in accordance with market practices. The main indicators to measure the fair value of the swap are the market curves for the DI rate, and dollar future traded in the B3 future market. To price the call spread (options) the Black & Scholes model is used.

The fair value at June 30, 2018 was R$ 131,217, which would be a reference if the Company had settled of the derivative instrument on June 30, 2018; however, the swap contracts protect the Company’s cash flow up to maturity of the bonds in 2024, and have a contractual value of R$ 584,388, on June 30, 2018, underlining the effectiveness of the hedge strategy adopted by the Company.

c)	Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks.

The principal risks to which the Company and its subsidiaries are exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, with effect on Loans and financings, Suppliers, and cash flow.

The net exposure to exchange rates is as follows:

Exposure to exchange rates	Jun. 30, 2018		Dec. 31, 2017
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financings (Note 20)	1,015,140	3,914,177	1,014,535	3,356,082
Suppliers (Itaipu Binacional)	71,046	274,236	73,698	240,220

	1,086,186	4,188,413	1,088,233	3,596,302
Euros
Loans and financings – Euros (Note 20)	1,096	4,936	1,105	4,383

Net liabilities exposed		4,193,349		3,600,685

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on June 30, 2019 will an appreciation of the dollar by 7.51%, to R$ 3.57/US$, and depreciation of the Euro by 6.67%, to R$ 4.20/€. The Company has made a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Book value	‘Probable’ scenario US$1= R$ 3.57 EUR1= R$ 4.20	‘Possible’ scenario US$1= R$ 4.46 EUR1= R$ 5.25	‘Remote’ scenario US$1= R$ 5.36 EUR1= R$ 6.30
US dollar
Loans and financings	3,914,177	3,620,107	4,522,599	5,435,231
Suppliers (Itaipu Binacional)	274,236	253,633	316,864	380,805

	4,188,413	3,873,740	4,839,463	5,816,036

Euros
Loans and financings	4,936	4,607	5,759	6,911

Net liabilities exposed	4,193,349	3,878,347	4,845,222	5,822,947

Net effect of exchange rate variation		(315,002)	651,873	1,629,598

Note that the Company has contracted a swap transaction to replace the exposure to the US dollar with exposure to variation in the CDI Rate, as described in more detail in the item Swap Transactions in this Note.

Interest rate risk

On June 30, 2018 the Company is exposed to the risk of increase in Brazilian domestic interest rates. This exposure occurs as a result of net liabilities indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Consolidated
	Jun. 30, 2018 (Restated)	Dec. 31, 2017
Assets
Cash equivalents – investments (Note 5)	896,953	916,762
Securities (Note 6)	351,882	1,088,137
Accounts receivable – Renova (Note 28)	367,436	350,200
Advances to suppliers	195,681	122,920
Restricted cash	111,220	106,227
CVA and Other financial components in tariffs – Selic rate * (Note 14)	858,761	369,010
Receivable for residual value – Generation – SELIC (Note 14)	1,935,220	1,084,346
Reimbursement – Energy Depletion (Note 28)	66,573	—
Credits owed by Eletrobras	4,216	4,216

	4,787,942	4,041,818
Liabilities
Loans, financings and debentures – CDI rate (Note 20)	(7,032,299)	(7,202,558)
Loans, financings and debentures – TJLP (Note 20)	(105,839)	(118,891)
Advances from customers – CDI	(150,728)	(188,344)
CVA and Other financial components in tariffs – Selic rate (Note 14)	(23,046)	(414,800)
Adherence to the Tax Amnesty Program – PRCT (Note 19)	—	(282,876)

	(7,311,912)	(8,207,469)

Net liabilities exposed	(2,523,970)	(4,165,651)

(*)	Amounts of CVA and Other financial components indexed by the Selic rate.

Sensitivity analysis

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that, in a probable scenario, on June 30, 2019 the Selic and TJLP rates will be 6.50%. The Company has made a sensitivity analysis of the effects on its net income arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of scenarios for the path of interest rates considers the projections made by the Company and its subsidiaries, based on its financial consultants.

Risk: Increase in Brazilian interest rates (Restated)	June 30, 2018	June 30, 2019
	Book value	‘Probable’ Scenario Selic 6.50% TJLP 6.56%	‘Possible’ Scenario Selic 8.13% TJLP 8.20%	‘Remote’ Scenario Selic 9.75% TJLP 9.84%
Assets
Cash equivalents – Short-term investments (Note 5)	896,953	955,255	969,875	984,406
Securities (Note 6)	351,882	374,754	380,490	386,190
Accounts receivable – Renova (Note 28)	367,436	391,319	397,309	403,261
Advances to suppliers	195,681	208,400	211,590	214,760
Restricted cash	111,220	118,449	120,262	122,064
CVA and Other financial components in tariffs – Selic rate * (Note 14)	858.761	914.580	928.578	942.490
Receivable for residual value – Generation – SELIC (Note 14)	1,935,220	2,061,009	2,092,553	2,123,904
Reimbursement – Energy Depletion (Note 28)	66,573	70,900	71,985	73,064
Credits owed by Eletrobras	4,216	4,490	4,559	4,627

	4.787.942	5.099.156	5.177.201	5.254.766
Liabilities
Loans, financings and debentures – CDI rate (Note 20)	(7,032,299)	(7,489,398)	(7,604,025)	(7,717,948)
Loans, financings and debentures – TJLP (Note 20)	(105,839)	(112,782)	(114,518)	(116,254)
Advances from customers – CDI	(150,728)	(160,525)	(162,982)	(165,424)
CVA and Other financial components in tariffs – Selic rate (Note 14)	(23,046)	(24,544)	(24,920)	(25,293)

	(7,311,912)	(7,787,249)	(7,906,445)	(8,024,919)

Net liabilities exposed	(2,523,970)	(2,688,093)	(2,729,244)	(2,770,153)

Net effect of variation in interest rates		(164.123)	(205.274)	(246.183)

(*)	Amounts of CVA and Other financial components are indexed by the Selic rate.

Inflation risk

The Company and its subsidiaries are exposed to the risk of inflation fall due to having more assets than liabilities indexed to the variation of inflation indicators, as follows:

Exposure to decrease in inflation	Jun. 30, 2018 (restated)	Dec. 31, 2017
Assets
Concession financial assets related to Distribution infrastructure – IPCA (*)	114,225	110,832
Amounts receivable from the Government of the State of Minas Gerais—IGP-M (Note 28)	169,263	107,614
Amounts receivable from the Government of the State of Minas Gerais—IGP-M (AFAC) (Note 11)	248,100	235,018
Receivable for residual value – Transmission – IPCA (Note 14)	1,822,294	1,928,038
Assets remunerated by tariff – Transmission – IPCA (note 14)	463,686	496,121
Concession Grant Fee – IPCA (Note 14)	2,371,831	2,337,135

	5,189,399	5,214,758
Liabilities
Loans, financings and debentures – IPCA (Note 20)	(3,627,582)	(3,800,889)
Debt agreed with pension fund (Forluz) – IPCA	(686,191)	(720,498)
Forluz deficit of pension plan	(380,311)	(283,291)

	(4,694,084)	(4,804,678)

Net assets	495,315	410,080

(*)	Part of the Concession financial assets related to the Regulatory Remuneration Base approved by Aneel after the third tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of decrease in inflation, the Company and its subsidiaries estimate that, in a probable scenario, on June 30, 2019 the IPCA inflation index will be 3.40%. The Company and its subsidiaries have made a sensitivity analysis of the effects on its net income arising from decreases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: Decrease in inflation (Restated)	June 30, 2018	June 30, 2019
	Book value	‘Probable’ scenario IPCA 3.40% IGP-M 2.84%	‘Possible’ scenario (-25%) IPCA 2.55% Selic 2.13%	‘Remote’ scenario (-50%) IPCA 1.70% IGP-M 1.42%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (*)	114,225	118,109	117,138	116,167
Amounts receivable from the Government of the State of Minas Gerais—IGP-M (TARD) (Note 28)	169,263	174,070	172,868	171,667
Amounts receivable from the Government of the State of Minas Gerais—IGP-M (AFAC) (Note 11)	248,100	255,146	253,385	251,623
Receivable for residual value – Transmission – IPCA (Note 14)	1,822,294	1,884,252	1,868,762	1,853,273
Assets remunerated by tariff – Transmission – IPCA (note 14)	463,686	479,451	475,510	471,569
Concession financial assets related to Distribution infrastructure – IPCA (*)(Note 14)	2,371,831	2,452,473	2,432,313	2,412,152

	5,189,399	5,363,501	5,319,976	5,276,451
Liabilities
Loans, financings and debentures – IPCA	(3,627,582)	(3,750,920)	(3,720,085)	(3,689,251)
Debt agreed with pension fund (Forluz) – IPCA	(686,191)	(709,521)	(703,689)	(697,856)
Forluz deficit of pension plan	(380,311)	(393,242)	(390,009)	(386,776)

	(4,694,084)	(4,853,683)	(4,813,783)	(4,773,883)

Net assets	495,315	509,818	506,193	502,568

Net effect of variation in IPCA and IGP-M indices		14,503	10,878	7,253

(*)	Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by Aneel after the third tariff review cycle.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDBs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheets. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The greater part of the energy sold by the Company is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving energy. Prolongation of generation by thermoelectric plants can pressure costs of acquisition of energy by the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed has happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financings and could also make refinancings of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligations to suppliers, for debts agreed with the pension fund, loans, financings and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is shown in this table:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	576,104	85,419	2,961,696	11,146,811	5,894,630	20,664,660
Concessions payable	203	401	1,766	8,087	14,255	24,712
Debt agreed with pension plan (Forluz) (Note 22)	11,414	22,873	104,626	620,770	175,120	934,803
Solution plan for deficit of the Pension Plan (Forluz) (Note 22)	3,498	7,024	32,084	190,186	522,425	755,217

	591,219	115,717	3,100,172	11,965,854	6,606,430	22,379,392
- Fixed rate
Suppliers	1,986,049	151,075	15,552	—	—	2,152,676

	2,577,268	266,792	3,115,724	11,965,854	6,606,430	24,532,068

Holding company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	2,010	3,994	13,530	55,038	—	74,572
Debt agreed with pension plan (Forluz) (Note 22)	562	1,125	5,148	30,542	8,616	45,993
Solution plan for deficit of the Pension Plan (Forluz) (Note 22)	172	346	1,579	9,357	25,703	37,157

	2,744	5,465	20,257	94,937	34,319	157,722
- Fixed rate
Suppliers	8,812	—	—	—	—	8,812

	11,556	5,465	20,257	94,937	34,319	166,534

Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company used numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of clients with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customer’s base.

The allowance for doubtful debtors constituted on June 30, 2018, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries, was R$ 731,587.

In relation to the risk of losses resulting from declaration of insolvency of a financial institutions at which the Company has deposits, a Cash Investment Policy was approved and has been in effect since 2004, and is reviewed annually.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would incorporate volatility risk into its interim financial information.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.

2.	Equity greater than R$ 400 million.

3.	Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

Banks that exceed these thresholds are classified in three groups, by the value of their equity. Within this classification, limits of concentration by group and by institution are set:

Group	Equity	Concentration	Limit per bank (% of shareholders’ equity)*
A1	Over R$ 3.5 billion	Minimum 80%	Between 6% and 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	Between 5% and 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	Between 5% and 7%

(*)	The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.

2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of power supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is a risk inherent to the energy distribution business.

The regulatory limit for 100% pass-through to customers of exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 95% and 105% of the distributor’s contracted supply.

Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers.

The Company’s Management is continually managing its contracts for purchase of power supply to mitigate the risk of exposure to the spot market.

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension brought changes to the contract. Under the new contract, continuity of the concession is conditional upon compliance by the Distributor with new criteria for quality and economic-financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or with the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings with a view to termination of the distribution concession.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing electricity, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of electricity. Prolongation of the generation of energy using the thermal plants potentially could lead to cost increases for the energy distributors, causing a greater need for cash, and could result in future increases in tariffs.

Risk of early maturity of debt

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts. For more details please see Note 20.

Capital management

This table shows comparisons of the Company’s consolidated net liabilities and its Equity:

	Consolidated		Holding company
	Jun. 30, 2018 (Restated)	Dec. 31, 2017	Jun. 30, 2018 (Restated)	Dec. 31, 2017
Total liabilities	27,009,823	27,909,453	1,705,041	1,522,956
(–) Cash and cash equivalents	(940,937)	(1,030,257)	(63,045)	(38,672)
(–) Restricted cash	(111,220)	(106,227)	(90,663)	(87,872)

Net liabilities	25,957,666	26,772,969	1,551,333	1,396,412

Total equity	14,728,303	14,330,136	14,726,206	14,325,986

Net liabilities / equity	1.76	1.87	0.11	0.10

30.	ASSETS CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

On May 25, 2018 Cemig published Tender Announcement 500-Y12121 for disposal of certain telecom assets that were absorbed in the merger of Cemig Telecomunicações on March 31, 2018.

The assets that were the subject of the tender are a group of the Company’s infrastructure assets and contractual positions in relation to service contracts. They were separated into two lots which were sold based on the best economic proposal for each lot, with minimum auction prices set for each one of the lots, based on formal valuation of the assets – these prices were R$ 335,070 for Lot 1, and R$ 32,473 for Lot 2.

The winning bid for Lot 1, presented by American Tower do Brasil – Comunicação Multimídia Ltda., was for R$ 575,906, i.e. 71.87% above the minimum sale value specified in the Tender Announcement. The winning bid for Lot 2, presented by Algar Soluções em TIC S.A., was for R$ 78,555, or 141.05% above the minimum sale value specified in the Tender Announcement.

On August 24, 2018 Cemig signed Asset Sale Agreements with American Tower do Brasil – Comunicação Multimídia Ltda., winner of Lot 1, and with Algar Soluções em TIC S.A., winner of Lot 2.

On November 1, 2018, sale transactions were completed, after the prior conditions stated in the Tender – including approval by the monopolies authority, CADE – had been complied with.

Thus, for the preparation of the interim financial information in the six-month period ended June 30, 2018 the Company understands that the telecom assets in the Tender comply with the classification requirements of Pronouncement CPC 31 – Non-current assets held for sale, and discontinued operations, and are thus presented separately in the balance sheet, with measurement based on book value, since in both cases book value is lower than fair value less the sales expenses.

The composition of the assets of the associated liabilities is as follows:

	Consolidated	Holding company
	Jun. 30, 2018	Jun. 30, 2018
ASSETS
Assets
Accounts receivable	840	840
Inventories	7,160	7,160
PP&E and Intangible	262,705	262,705
Other current assets – Non-current	10,873	10,873

Total assets	281,578	281,578

LIABILITIES
Liabilities directly related to assets held for sale
Other non-current liabilities	(5,160)	(5,160)
Deferred income tax and Social Contribution tax	(745)	(745)

Total liabilities	(5,905)	(5,905)

As a result of the classification as held for sale, depreciation of these assets was terminated, and the revenues, costs and expenses resulting from these assets is presented in the Statement of income in a single amount as discontinued operation, separately from the result of the going concern operations.

This table shows the revenues, costs and expenses arising from the discontinued operations, related to the assets classified as held for sale, on June 30, 2018:

	Consolidated	Holding company
	Jan to Jun 2018	Jan to Jun 2018
Results of discontinued operations
Operating revenues
Other operating revenues
Telecoms services	90,099	45,325
Leasing and Rentals	3,389	1,690
Other operating revenues	509	7

	93,997	47,022

Deductions from operational revenue
PIS, Pasep and Cofins taxes	(3,424)	(1,775)
ICMS tax	(18,649)	(8,858)
Others	(1,032)	(522)

	(23,105)	(11,155)

	70,892	35,867

Operating expenses
Outsourced services	(12,801)	(7,853)
Depreciation and amortization	(14,500)	(6,115)
Other operating expenses, net	(11,720)	(4,944)

	(39,021)	(18,912)

Finance income	511	254
Income and Social Contribution tax
Current income tax and Social Contribution tax	(1,195)	(109)
Deferred income tax and Social Contribution tax	(9,815)	(5,742)

	(11,010)	(5,851)

Net income	21,372	11,358

The cash flows of the discontinued operations, related to the assets classified as held for sale, on June 30, 2018, are as follows:

	Consolidated	Holding company
	Jan to Jun 2018	Jan to Jun 2018
Cash flow from discontinued operations
Net cash flow from operations	36,602	18,944
Cash flow from investment activities	(7,631)	—

Increase in cash and cash equivalents	28,971	18,944

The amounts of results and cash flows of the holding company are different from the consolidated amounts due to the merger of Cemig Telecom, on March, 31, 2018. For more details please see Note 1.

The assets classified as held for sale and the results of the discontinued operations are presented in Note 31 as Telecom segment.

31.	OPERATING SEGMENTS

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, used to monitoring its results and are aligned with the regulatory framework of the Brazilian electricity sector, with different legislation for the sectors of generation and transmission of energy.

The Company also operates in the markets of gas and telecommunications, through its subsidiaries Gasmig and Cemig Telecom (see Note 1), and other businesses which are not material to its operations results. These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

The information by segment relating to the period ending on June 30, 2018 and 2017 is shown below in a consolidated manner:

INFORMATION BY SEGMENT ON JUNE 30, 2018 (Restated)
	ELECTRICITY			GAS	TELECOMS (1)	OTHER	ELIMINATIONS	TOTAL (Restated)
	GENERATION	TRANSMISSION	DISTRIBUTION (Restated)
SEGMENT ASSETS	14,368,687	3,811,813	19,790,695	1,812,803	311,017	1,689,160	(46,049)	41,738,126
INVESTMENT IN AFFILIATES AND JOINTLY-CONTROLLED ENTITIES	4,709,952	1,130,140	1,838,752	—	—	24,708	—	7,703,552
ADDITIONS TO THE SEGMENT	170,045	—	361,492	20,969	7,631	1,016	—	561,153
ADDITIONS TO FINANCIAL ASSETS	—	4,732	—	—	—	—	—	4,732
GOING CONCERN
NET REVENUE	3,038,039	326,689	6,528,045	730,704	—	65,045	(146,553)	10,541,969
COST OF ENERGY AND GAS
Energy purchased for resale	(1,705,024)	—	(3,412,396)	—	—	(3)	34,825	(5,082,598)
Charges for use of the national grid	(126,922)	—	(780,585)	—	—	—	98,927	(808,580)
Gas purchased for resale	—	—	—	(556,459)	—	—	—	(556,459)

Operational costs, total	(1,831,946)	—	(4,192,981)	(556,459)	—	(3)	133,752	(6,447,637)
OPERATING COSTS AND EXPENSES
Personnel	(114,985)	(52,575)	(460,306)	(24,147)	(9,893)	(18,334)	—	(680,240)
Employees’ and managers’ Profit sharing	(2,901)	(1,577)	(12,674)	—	351	(5,926)	—	(22,727)
Post-retirement obligation	(23,053)	(13,317)	(112,669)	—	—	(20,358)	—	(169,397)
Materials	(3,436)	(1,727)	(26,875)	(854)	(709)	(115)	10	(33,706)
Outsourced services	(49,049)	(18,880)	(410,579)	(8,275)	(2,878)	(9,123)	8,438	(490,346)
Depreciation and amortization	(81,980)	—	(292,240)	(36,142)	(704)	(234)	—	(411,300)
Operating provisions (reversals)	(36,369)	(3,962)	(148,588)	—	(213)	(78,187)	—	(267,319)
Construction costs	—	(4,732)	(361,492)	(17,419)	—	—	—	(383,643)
Other operating expenses, net	(23,434)	(7,800)	(110,686)	(5,674)	(1,991)	(6,375)	4,353	(151,607)

Total cost of operation	(335,207)	(104,570)	(1,936,109)	(92,511)	(16,037)	(138,652)	12,801	(2,610,285)

OPERATING COSTS AND EXPENSES	(2,167,153)	(104,570)	(6,129,090)	(648,970)	(16,037)	(138,655)	146,553	(9,057,922)
Share of (loss) profit, net, of associates and joint ventures	(140,412)	102,474	16,743	—	(763)	(4,275)	—	(26,233)

OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES) AND TAXES	730,474	324,593	415,698	81,734	(16,800)	(77,885)	—	1,457,814
Finance income	244,465	14,640	182,241	27,825	780	21,218	—	491,169
Finance expenses	(1,006,540)	(2,343)	(312,299)	(19,984)	(2,861)	(1,774)	—	(1,345,801)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	(31,601)	336,890	285,640	89,575	(18,881)	(58,441)	—	603,182
Income and Social Contribution taxes	(22,990)	(61,996)	(91,241)	(27,954)	5,769	27,567	—	(170,845)

RESULT OF GOING CONCERN OPERATIONS	(54,591)	274,894	194,399	61,621	(13,112)	(30,874)	—	432,337

DISCONTINUED OPERATIONS
Income for the period from discontinued operations (Note 30)	—	—	—	—	21,372	—	—	21,372

NET INCOME (LOSS) FOR THE PERIOD	(54,591)	274,894	194,399	61,621	8,260	(30,874)	—	453,709

Equity holders of the parent	(54,591)	274,894	194,399	61,323	8,260	(30,874)	—	453,411
Non-controlling interests	—	—	—	298	—	—	—	298

	(54,591)	274,894	194,399	61,621	8,260	(30,874)	—	453,709

(1)

As stated in Note 30, certain telecommunications assets were classified as held for sale. The revenues and expenses of the telecommunications segment resulting from continued operations continue to be recognized in the statement of income of the telecoms segment.

INFORMATION BY SEGMENT ON JUNE 30, 2017
	ELECTRICITY			GAS	TELECOMS	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	20,025,471	2,739,099	16,525,323	2,098,567	350,555	2,720,320	(2,519,536)	41,939,799
INVESTMENT IN AFFILIATES AND JOINTLY-CONTROLLED ENTITIES	8,030,138	—	—	—	—	18,252	—	8,048,390
ADDITIONS TO THE SEGMENT	196,558	—	421,112	26,689	21,368	—	—	665,727
ADDITIONS TO FINANCIAL ASSETS	—	156,280	—	—	—	—	—	156,280
NET REVENUE	3,305,994	449,145	5,619,766	663,318	57,721	54,778	(132,763)	10,017,959
COST OF ENERGY AND GAS
Energy purchased for resale	(1,721,290)	—	(3,054,465)	—	—	(9)	33,346	(4,742,418)
Charges for use of the national grid	(168,552)	166	(314,264)	—	—	—	78,389	(404,261)
Gas purchased for resale	—	—	—	(485,163)	—	—	—	(485,163)

Operational costs, total	(1,889,842)	166	(3,368,729)	(485,163)	—	(9)	111,735	(5,631,842)
OPERATING COSTS AND EXPENSES
Personnel	(154,656)	(58,470)	(643,937)	(25,239)	(9,846)	(25,014)	—	(917,162)
Employees’ and managers’ net income shares	(4,136)	(1,821)	(17,640)	—	(315)	(979)	—	(24,891)
Post-retirement obligation	(28,068)	(12,684)	(131,804)	—	—	(19,472)	—	(192,028)
Materials	(4,749)	(1,323)	(20,053)	(888)	(66)	(84)	55	(27,108)
Outsourced services	(65,918)	(13,863)	(360,937)	(7,504)	(14,675)	(3,809)	19,942	(446,764)
Depreciation and amortization	(102,917)	—	(263,051)	(27,571)	(17,008)	(253)		(410,800)
Operating provisions (reversals)	(57,000)	(4,426)	(293,044)	—	(137)	(15,311)	—	(369,918)
Construction costs	—	(7,025)	(421,112)	(12,897)	—	—	—	(441,034)
Other operating expenses, net	(44,069)	(3,773)	(139,118)	(4,026)	(11,505)	(29,483)	44,520	(187,454)

Total cost of operation	(461,513)	(103,385)	(2,290,696)	(78,125)	(53,552)	(94,405)	64,517	(3,017,159)

OPERATING COSTS AND EXPENSES	(2,351,355)	(103,219)	(5,659,425)	(563,288)	(53,552)	(94,414)	176,252	(8,649,001)
Share of (loss) profit, net, of associates and joint ventures	182,054	—	—	—	(1,492)	—	(120,444)	60,118
OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES) AND TAXES	1,136,693	345,926	(39,659)	100,030	2,677	(39,636)	(76,955)	1,429,076
Finance income	89,161	3,605	205,427	12,832	921	36,955	—	348,901
Finance expenses	(617,297)	(1,223)	(433,533)	(21,534)	(7,648)	(1,966)	—	(1,083,201)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	608,557	348,308	(267,765)	91,328	(4,050)	(4,647)	(76,955)	694,776
Income and Social Contribution taxes	(154,767)	(106,991)	76,670	(28,586)	807	(1,061)	—	(213,928)

NET INCOME (LOSS) FOR THE PERIOD	453,790	241,317	(191,095)	62,742	(3,243)	(5,708)	(76,955)	480,848
Equity holders of the parent	453,790	241,317	(191,095)	62,472	(3,243)	(5,708)	(76,955)	480,578
Non-controlling interests	—	—	—	270	—	—	—	270

	453,790	241,317	(191,095)	62,742	(3,243)	(5,708)	(76,955)	480,848

32.	THE ANNUAL TARIFF ADJUSTMENT AND TARIFF REVIEW OF CEMIG D

On May 28, 2018 Aneel confirmed the result of the Fourth Tariff Review of Cemig D. The result of the Tariff Review was a tariff increase of 23.19%. It is worth noting that the percentage increase relating to Cemig D’s manageable (‘Portion B’) costs was 4.30%. The remaining portion, of 18.89%, has a null economic effect for Cemig D – i.e. does not affect its profitability – since it consists of direct pass-throughs to the tariff of the following items of increased costs: (i) increase of 9.00% in non-manageable (‘Portion A’) costs – mainly purchase of power supply and transmission charges; and (ii) increase of 9.89% in the item ‘Other financial components of the tariff’.

The increase is in effect from May 28, 2018 to May 27, 2019.

33.	NON-CASH TRANSACTIONS

In the half-year periods ended June 30, 2018 and 2017, the subsidiaries made the following transactions not involving cash, which are not reflected in the Cash flow statements:

◾	Capitalized borrowing costs of R$ 16,392 in the six-month period ended june 30, 2018 (R$ 40,399 in the six-month period ended june 30, 2017);

◾

Except for the balance of cash and equivalents received in the merged of Cemig Telecom, in the amount of R$ 428, in the period ended June 30, 2018 the remaining balances merged have no effect on the Company’s cash flow.

34.	SUBSEQUENT EVENTS

Advance payment for future energy supply

On July 10 and August 8 of 2018 the amounts of R$ 26,300 and R$ 25,800, respectively, were advanced by Cemig GT to the jointly controlled subsidiary Renova, for energy supply invoices becoming due in the period from June to November 2019. These advances are adjusted to present value at a rate of 155% of the CDI Rate (Interbank Rate for Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs).

Additional Eurobond issue

On July 18, 2018, the Company completed the financial settlement of an additional tranche to its initial Eurobond issuance completed on December 5, 2017, in the amount of US$ 500 million, corresponding to R$ 1.9 billion. The issue has six-monthly coupon of 9.25% p.a., with maturity of the principal in December, 2024.

Concomitantly with the settlement a hedge transaction was contracted, for the whole period of the issue, comprising: a call spread on the principal, in which Cemig GT is protected over the interval between R$ 3.85/US$ and R$ 5.00/US$; and a swap for 100% of the interest, exchanging the 9.25% annual coupon in US$ for a rate equivalent to 125.52% of the CDI rate.

Payment of debentures

On July 16, 2018, Cemig GT amortized the first and second series of its 6th debenture issue, in the amount of R$ 533 million.

On July 27, 2018, with the additional tranche of the Eurobond issue, Cemig GT made early settlement of R$ 385 million, or 25%, of the balance of the nominal unit value of its 7th issue of non-convertible debentures, of which the cost was 140% of the CDI rate with original maturity on December 23, 2021.

Suspension of supply of power by Renova

On August 3, 2018 the Company signed the seventh amendment to the contract for purchase of wind power with the jointly controlled subsidiary Renova, suspending the supply of incentive-bearing wind energy for the period from July through December 2018, and defining the calculation of possible financial compensations to the Company, which will be recognized in the statement of income of the second half of 2018, in accordance with the proper accounting period, with settlement contractually specified for January 10, 2019.

Taking into account this suspension of supply, the advances of payment made to Renova for the period from July through December 2018, in the total amount of R$ 55,880, were the subject of a Debt Recognition Agreement (‘TARD’) signed on August 3, 2018, which specifies repayment of the amount in question in a single payment, updated at 155% of the CDI rate, on January 10, 2019.

Capital increase in Madeira Energia S.A.

On August 28, 2018 an Extraordinary General Meeting of Shareholders approved an increase in the capital of Mesa of up to R$ 972,512. Simultaneously the shareholders Furnas Centrais Elétricas S.A., Odebrecht Energia do Brasil S.A. and Caixa Fundo de Investimento em Participações Amazônia Energia subscribed and paid up in full the credits that they hold against Mesa, in a total of R$ 754,669, such that an amount of capital equal to R$ 217,843 remained, referring to the subscription right of the Company and of its indirect affiliate SAAG Investimento S.A.

On October 2, 2018, since Cemig GT and SAAG had not exercised their right to subscribe in the said capital increase, the shareholder Furnas Centrais Elétricas S.A. subscribed these remaining shares, paying them up in part in the amount of R$ 85,000. On the same date the Board of Directors of Mesa partially ratified the capital increase approved on August 28, 2018, in the amount of R$ 839,670. The total of funds subscribed will be allocated in full to subscription of shares in Santo Antônio Energia S.A. With the homologation of the increase, the share capital of Mesa was increased to R$ 10,386,341, and the Company then held a direct equity interest of 8.44% and an indirect equity interest of 6.86%.

In EGM held on October 3, 2018, a further capital increase in Mesa of up to R$ 300,000 was approved. On that date Cemig GT, SAAG and Furnas Centrais Elétricas S.A. subscribed shares in the amount of R$ 25,320, R$ 26,068 and R$ 124,620, respectively, paid up in full on October 5, 2018. The other shareholders, thus did not exercise their right of first refusal in the capital increase that had been approved, the period for which expired on November 3, 2018. Thus, after homologation of this increase, the share capital of Mesa was R$ 10,562,350, and the Company’s direct and indirect equity interests in Mesa are now 8.63% and 7.05%, respectively.

ICMS – advance payment

On September 14, 2018 the State of Minas Gerais issued Decree 47488 ordering that payments of ICMS tax relating to November and December 2018 should be paid on September 20, 2018. The ICMS tax paid, in the amount of R$ 697,360 from Cemig D and R$ 55,854 from Cemig GT, is being updated at the Selic rate until the date of payment of the remaining balance, based on payment of 75% of the amount paid by Cemig D and Cemig GT in August 2018. The balance of the actual amount calculated as becoming due for the months of November and December 2018 will be paid by December 7, 2018 and January 8, 2019, respectively.

Loans with related parties

On September 18, 2018 a loan agreement was signed between Cemig GT (lender) and Cemig (borrower), for R$ 400,000, to be settled in a single payment in December 2019, with addition of interest at 125.52% of the CDI rate. As guarantee, Cemig signed a promissory note in the global amount of R$ 442,258, corresponding to the amount of the debt plus the estimated interest for the 15-month period of the agreement.

In the same period Cemig GT (lender) and Cemig D (borrower) also signed a loan agreement for R$ 630,000, to be settled in two payments becoming due in November and December 2018, plus interest at 125.52% of the CDI rate, p.a. As guarantee, Cemig D signed a promissory note in the global amount of R$ 639,110, corresponding to the amount of the debt plus the estimated interest for the period of the agreement.

Eurobonds – Payment limit temporary exceeded

On October 10, 2018 Cemig’s wholly-owned subsidiary Cemig GT, in the scope of its Eurobond issuance, notified the issuer’s trustee that the permitted threshold level of investments by Cemig GT under the issue’s Limitation on Restricted Payments clause has, exceptionally, been momentarily exceeded, and that this excess would be reversed within the cure period established in the Issue Deed.

The situation is due to a loan made by Cemig GT to Cemig D on September 18, 2018.

On November 20, 2018 Cemig GT received payment of R$ 486 million, the first installment of principal and interest on its loan. Therefore, Cemig GT is once again compliant with the ‘Limitation on Restricted Payments’ clause in its Eurobond issue.

Debt prepayment

On November 6, 2018 Cemig GT has repurchased 24,565 debentures of its Fifth Issue – in the amount of R$ 132 million, in order to reduce debt, increase profitability and enhance its credit quality. These debentures were cancelled in CETIP.

Cancellation of public offer of shares issued by Light and sale of shares held by RME in this investee

On November 26, 2018 the stockholders of the controlling stockholding block of Light – namely: Companhia Energética de Minas Gerais – Cemig, Rio Minas Energia Participações S.A. (‘RME’) and Luce Empreendimentos e Participações S.A. (Lepsa) – considered that the terms and conditions proposed for the anchoring do not meet the interests of the Company and its shareholders, taking into account, among other factors, the present conditions of the market.

Therefore, on November 27, 2018, the Company and its jointly-controlled entity reported to the market the cancellation of public offer of shares issued by Light, and, on the same date, in the context of the exercise of the Put Option for shares in Rio Minas Energia Participações S.A. (‘RME’) described in note 29, RME sold 4,350,000 shares, representing 2.13% of the share capital of Light, for a total amount of R$ 64.5 million. With this sale, the aggregate of the equity holdings in Light of Cemig, RME and Luce Empreendimentos e Participações S.A. now totals 49.99%.

CONSOLIDATED RESULTS

(Thousands of Brazilian Reais – R$ except where otherwise indicated)

Net income (loss) for the period

On the first half of 2018 (‘1H18’) Cemig reports net income of R$ 453,709, which compares with its net income of R$ 480,848 in first half 2017 (‘1H17’). The following notes describe the main variations between the two periods in revenues, costs, expenses and financial items.

A significant effect on the net income for 1H18 was a non-operational net expense of R$ 367,371, from the effect of exchange rate variation on the debt raised (in the Eurobond issue) in December 2017 – partially offset by gains under the swap transaction made by the Company to replace: (a) for the purposes of payment of the interest on the Eurobonds, variation in the US dollar plus 9.25% p.a. by 150.49% of the Brazilian domestic CDI rate, and (b) for the principal, a hedge against variation in the US dollar exchange rate between a floor of R$ 3.25 and a ceiling of R$ 5.00 – in this case the value the Company will pay at maturity will be will be the floor value. This effect results from the instability of the macroeconomic scenario in the first half of 2018, with increased expectations for future variations in the CDI and Foreign exchange variations – the main variables for calculation of fair value of financial instruments.

Ebitda (earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated Ebitda in 1H18 was slightly (2.75%) above its Ebitda of 1H17. The most significant factors in this variation are set out below. Ebitda margin was lower, at 17.93%, in 1Q18, than in 1Q17 – when it was 18.37%.

Ebitda – R$ ‘000	Jan to Jun 2018	Jan to Jun 2017	Change,%
Net income for the period	453,709	480,848	(5.64)
+ Income tax and Social Contribution tax	170,845	213,928	(20.14)
+ Finance income (expenses)	854,632	734,300	16.39
+ Depreciation and amortization	411,300	410,800	0.12

= Ebitda	1,890,486	1,839,876	2.75

Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated interim financial information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net income adjusted by the effects of net Finance income (expenses), Depreciation and amortization, and Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for Net income or operating income, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

Revenue from supply of energy

Total revenue from supply of energy in 1H18 totaled R$ 11,236,009, compared to R$ 11,572,133 in 1H17, 2.90% lower period-on-period.

Final customers

Total revenue from supply of energy to final customers, excluding Cemig’s own consumption, was R$ 9,842,323 in 1H18 – this was 2.98% lower than the figure for 1H17, of R$ 10,144,523.

The main factors for this reduction were:

◾	The annual tariff adjustment for Cemig D effective May 28, 2017 (full effect in 2018) with average downward effect on customer tariffs of 10.66%.

◾	The annual tariff adjustment for Cemig D effective May 28, 2018, with an average positive effect on customer tariffs of 23.19%.

◾	Volume of energy sold to final customers 1.68% higher.

Cemig’s electricity market

The total for sales at Cemig’s consolidated electricity market comprises sales to: (i) Captive customers in Cemig’s concession area in the State of Minas Gerais; (ii) Free customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) Other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) The Wholesale Power Exchange (Câmara de Comercialização de Energia Elétrica – CCEE), eliminating transactions between companies of the Cemig Group.

The table below describe Cemig’s market and the change in the sale of energy by category of customers, comparing 1H18 with 1H17:

	MWh
	Jan to Jun 2018	Jan to Jun 2017	Change,%
Residential	5,150,879	5,033,072	2.34
Industrial	8,552,810	8,704,150	(1.74)
Commercial, Services and Others	4,198,424	3,804,836	10.34
Rural	1,720,268	1,752,185	(1.82)
Public authorities	434,389	436,654	(0.52)
Public lighting	688,807	675,900	1.91
Public services	653,232	639,342	2.17

Subtotal	21,398,809	21,046,139	1.68

Own consumption	23,481	18,050	30.09

	21,422,290	21,064,189	1.70

Wholesale supply to other concession holders (1)	5,607,369	5,740,378	(2.32)

Total	27,029,659	26,804,567	0.84

(1)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

We highlight the volume of energy sold to the industrial customer category, which was 1.74% lower, basically due to three factors: (a) disconnections of customer units; (b) customers leaving the status of captive customer to become customers in the Free Market; and (c) reduction of consumption due to the truck drivers’ strike, which took place at the end of May 2018.

The volume sold to the rural customer category was also down 1.82% period-on-period, due to the higher rainfall in 1H18, resulting in less use of energy for irrigation.

On the other hand, sales were higher in three other categories: 10.34% higher in the commercial category; 2.34% higher in the residential customer category; 1.91% higher in public lighting category; and 2.17% higher in public services category – basically due to addition of new customers units.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) on the volume of energy distributed. In 1H18 this revenue totaled R$ 814,340, compared to R$ 900,476 in 1H17 – a period-on-period reduction of 9.57%, mainly due to the following factors:

◾	reduction of approximately 40% in the TUSD, which took place in the Cemig D’s 2017 annual tariff adjustment, applied as from May 28, 2017 (full effect in 2018);

◾	increase of approximately 36% in the TUSD, which took place in the Cemig D’s 2018 annual tariff adjustment, applied as from May 28, 2018; and

◾	volume of energy transported 11.08% higher, due to a higher level of activity by industrial customers, mainly related to the ferro-alloys sector.

CVA and Other financial components in tariff adjustment

In its interim financial information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and energy purchased for resale, are significant components) and the costs that were used in calculating tariffs. The amount of this difference is passed through to the clients in Cemig D’s next tariff adjustment. In 1H18 this represented a net gain in revenue of R$ 1,150,672, whereas 1H17 it produced a reduction of R$ 331,896. The difference in this case is mainly due to the increase in costs of energy in 2018, in relation to tariff coverage, and in comparison to the previous period, generating a financial asset to be reimbursed to the Company through the next tariff adjustment.

For more details please see Note 14 of this interim financial information.

Transmission concession revenue

Cemig GT’s revenue from transmission comprises the sum of the revenues from all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually based on the variation in the IPCA index. Whenever there is a strengthening, improvement or adaptation to an existing asset made under a specific authorization from Aneel, an addition is made to the RAP.

This revenue was R$ 206,582 in 1H18, compared to R$ 177,437 in 1H17 – or 16.43% higher period-on-period. This variation arises basically from the inflation adjustment of the annual RAP, which was applied in July 2017, plus the new revenues related to the investments authorized to be included. It includes an additional adjustment for expectation of cash flow from financial assets, arising from change in the fair value of the Regulatory Remuneration Asset Base (BRR).

The percentages and the indices applied in this adjustment vary according to the concessions. In 2017 the adjustment was 3.59% (the IPCA index) for the concession of Cemig GT, and 1.57% (the IGP-M Index) for the concession of Cemig Itajubá.

Transmission indemnity revenue

The revenue from the transmission Indemnities in 1H18 was R$ 146,519, which was 45.70% less than in 1H17 (R$ 269,855). We highlight the amount of R$ 149,255 recorded for 1H17, relating to the backdated difference of transmission concession assets the values of which were not included in the calculation basis for revenues in the previous tariff reviews.

The Company reports the updating of the amount of indemnity receivable based on the average regulatory cost of capital, as specified in the sector regulations.

For more details please see Note 14 of these interim financial information.

Generation indemnity revenue

In 1H18 the Company recognized revenue of R$ 34,463 for the adjustment to the balance not yet amortized relating to the basic plans of the concessions for the São Simão and Miranda hydroelectric plants, to be indemnified as per Ministerial Order 291/17.

For more details see Note 14 of these interim financial information.

Revenue from transactions in the Wholesale Electricity Trading Chamber (CCEE)

Revenue from energy transactions at CCEE in 1H18 was R$ 159,966, compared to R$ 425,177 in 1H17 – a reduction of 62.38%. The lower revenue from this source reflects the lower quantity of energy available for settlement in the wholesale market in 2018, in spite of the average Spot Price (PLD) being 8.46% higher (R$ 249.88/MWh in 1H18, vs. R$ 230.39/MWh in 1H17).

Revenue from supply of gas

Cemig reported revenue from supply of gas totaling R$ 898,979 in 1H18, compared to R$ 821,145 in 1H17 – 9.48% higher than prior year. This basically is due to higher tariffs the volume of gas sold was 6.83% lower than prior year (564,940 m³ in 1H18, compared to 606,365 m³ in 1H17).

Construction revenue

Infrastructure construction revenue in 1H18 was R$ 383,643, which was 13.01% less than in 1H17 (R$ 441,034). This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other operating revenues

The Company’s Other revenues in 1H18 were R$ 773,444, or 7.78% more than in 1H17 (R$ 717,632). See Note 25 for the composition of operating revenues.

Sector / Regulatory charges reported as Deductions from revenue

The charges that are recorded as deductions from operational revenue totaled R$ 5,397,013 in 1H18, or 5.27% more than in 1H17 (R$ 5,127,021).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, and the subsidy for balanced tariff reduction, the low-income customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account. Charges for the CDE in 1H18 were R$ 1,180,960, compared to R$ 859,370 in 1H17.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the ‘Flag’ Tariff system

Charges to the customer arising from the ‘Flag Tariff’ system in 1H18 were 20.06% lower – at R$ 125,059 in 1H18, vs. R$ 156,435 in 1H17. In the ‘Flag’ Tariff system, higher rates come into effect depending on the level of water in the country’s reservoirs – the yellow and red flags are for when water is more scarce: the ‘red flag’ imposes the highest extra tariff. Activation of the flag tariffs generates an impact on billing in the subsequent month. The first half of 2017 was impacted by activation of the yellow flag in March, with effect on the billing of April, and the red flag in April and May, with effects on the billing of May and June respectively. In the same period of 2018 there was an effect only in the month of June, following activation of the yellow flag in May.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus, their variations arise, substantially, from the changes in revenue.

Operating costs and expenses (excluding Finance income/expenses)

Operating costs and expenses in 1H18 totaled R$ 9,057,922, or 4.73% more than in 1H17 (R$ 8,649,001). For more on the components of Operational costs and expenses see Note 26.

The following paragraphs outline the main variations in expenses:

Energy purchased for resale

This expense in 1H18 was 7.17% higher than prior year, at R$ 5,082,598, compared to R$ 4,742,418 in 1H17. This is mainly due to the following:

◾	Average spot price (PLD) 8.46% higher, at R$ 249.88/MWh in 2018, compared to R$ 230.39/MWh in 2017, directly affecting the price paid for spot supply.

◾

The expense on supply acquired at auction in the Regulated Market was 7.52% higher, at R$ 1,480,756, in 1H18, compared to R$ 1,377,210 in 1H17. This is mainly due to inclusion of supply originating in assignments of new-built energy from the Surpluses and Deficits Compensation Mechanism (MCSD), representing an increase of R$ 341,518 in the expense in the first half of 2018, partially offset by the reduction in volume of supply in the contracts for quantity and availability (11,347,202 MWh in 1H18, and 12,957,063 MWh in 1H17); and

◾

expenses on energy acquired through physical guarantee quota contracts 38.84% higher in 1H18, at R$ 311,625, compared to R$ 224,452 in 1H17. This is basically due to the increase of 41.81% in the quotas tariff – it was R$ 87.27 in 1H18 and R$ 61.54 in 1H17.

Charges for use of the transmission network

Charges for use of the transmission network in 1H18 totaled R$ 808,580, an increase of 100.01% period-on-period, compared to R$ 404,261 in 1H17.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution. The higher amounts in 2018 are due to increased transmission costs related to the payment of the transmission indemnities to the agents of the electricity sector that accepted the terms of Law 12,783/13.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operating costs and expenses in 1H18 totaled R$ 267,319, or 27.74% less than in 1H17 (R$ 369,918). The main factors are:

◾

Variation in fair value of the investment options related to Parati/RME and SAAG, totaling R$ 62,054 in 1H18, compared to a total provision of R$ 7,631 in 1H17. More details on the criteria for making of these provisions are in Note 29 (Put options).

◾

Lower expenses on labor contingencies, with reversal of R$ 3,060 in 1H18, compared to constitution of a new expense of R$ 177,725 in 1H17. The reversal is the consequence of judgments given in favor of the Company – against claims by plaintiffs.

For more information see Note 23.

Personnel

The expense on personnel in 1H18 was R$ 680,240, or 25.83% lower than in 1H17 (R$ 917,162). This arises mainly from the following factors:

◾	Expense of R$ 25,666 on the voluntary retirement program in 1H18, compared to R$ 165,422 in 1H17 – i.e. 84.48% lower;

◾	Salary increases, from November 2017 under the Collective Agreement (with full effect in 2018), of 1.83%.

◾	The average number of employees was reduced by 17.66%, from 6,864 in 1H17 to 5,892 in 1H18.

Construction cost

Infrastructure construction cost in 1H18 was R$ 383,643, or 13.01% less than in 1H17 (R$ 441,034). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction Revenue, in the same amount.

Gas purchased for resale (*)

In 1H18 the company recorded an expense of R$ 556,459 on acquisition of gas, 14.70% more than its comparable expense of R$ 485,163 in 1H17. This higher expense mainly reflects increases in the prices of gas purchased, since the volume of Gas purchased for resale was lower (562,390 m³ in 1H18 vs. 599,360 m³ in 1H17).

Share of profit (loss) in associates and joint ventures

The result of equity method valuation of interests in investees was an expense of R$ 26,233 in 1H18, compared to a gain of R$ 60,118 in 1H17. This basically reflects losses in 2018 on the interests in Renova and Santo Antônio Energia.

The breakdown of the results from the investees recognized under this line is given in detail in Note 15.

Net finance income (expenses)

Cemig reports net Finance expenses in 1H18 of R$ 854,632, compared to net Finance expenses of R$ 734,300 in 1H17. The main factors are:

◾

Cash investment income 66.65% lower period-on-period, at R$ 41,850 in 1H18, compared to R$ 125,493 in 1H17. This is mainly due to a lower volume of cash invested in 2018, and also to the lower CDI rate in the period: 3.17% in 1H18 vs. 5.61% in 1H17.

◾

Expense arising from exchange rate variation on funding indexed to the US dollar (Eurobonds), raised in December 2017 – the expense totals R$ 547,800, and is partially offset by gains arising from the swap transactions relating to that Eurobond issue, of R$ 180,429 – so that the net expense in 1H18 is R$ 367,371. The swap transaction replaced the issue’s interest rate of 9.25% p.a. in US dollars with 150.49% of the Brazilian domestic CDI rate; and a hedge was contracted for the principal for US dollar exchange rates between a floor of R$ 3.25 and a ceiling of R$ 5.00 – in this case, at maturity, the Company will pay the floor value. The net negative effect of the transaction in the half-year, consequence of the foreign exchange variation expense not being offset by the hedge instruments contracted, arises basically from the higher variation in the expected future curve for the CDI than in the expected future variation in the R$/US$ exchange rate – this situation occurred basically in the months of May and June 2018, due to the instability of the macroeconomic scenario. Expectations for future variations in the CDI rate and the US dollar exchange rate are the main variables used in the calculation of fair value of the hedge transactions referred to.

◾

Costs of loans and financings 27.09% lower, at R$ 604,051 in 1H18, compared to R$ 828,467 in 1H17. This is mainly due to the lower variation resulting from the CDI rate, the main indexer of the debt, which was 3.17% in 1H18, and 5.61% in 1H17.

◾

Revenue from late charges on client energy bills 21.77% higher, at R$ 167,950 in 1H18, compared to R$ 137,923 in 1H17. A major component of this increase comes from the effects of renegotiation of amounts owed on energy bills by entities of the Minas Gerais State administration – as recognition of interest due is finalized.

◾

Higher net result of monetary updating on the balances of CVA and Other financial components: net revenue of R$ 11,286 in 1H18, compared to a net expense of R$ 28,080 in 1H17, basically reflecting the higher balance of net assets in 1H18 than in 1H17.

For a breakdown of Finance income and expenses please see Note 27 of these interim financial information.

Income and Social Contribution taxes

In 1H18, the expense on income tax and the Social Contribution tax totaled R$ 170,845, on Income before income tax and social contribution tax of R$ 603,182, representing an effective rate of 28.32%. In 1H17, the expense on income tax and the Social Contribution tax totaled R$ 213,928, on Income before income tax and social contribution tax of R$ 694,776, representing an effective rate of 30.79%. These effective rates are reconciled with the nominal tax rates in Note 9c.

Net income (loss) for the second quarter 2018

On the second quarter of 2018 (‘2Q18’) Cemig reports a loss of R$ 10,886, which compares to net income of R$ 138,114 in 2Q17. The following notes describe the main variations between the two periods in revenues, costs, expenses and financial items.

This primarily reflected significant net non-operating expenses of R$ 449,088, arising from FX variation on the debt raised in December 2017 (Eurobond issue); partially offset by the effects of gains under the swap transaction made by the Company to replace: payment of the interest on the Eurobonds, 9.25% p.a. in US dollars, by 150.49% of the Brazilian domestic CDI rate; and for the principal, a hedge contracted for variation in the US dollar exchange rate between a floor of R$ 3.25 and a ceiling of R$ 5.00 – in this case the Company, at maturity, will pay the floor value. This effect results from the instability of the macroeconomic scenario in the second half of 2018, with increased expectations for future variations in the CDI and FX rates – the main variables for calculation of fair value of financial instruments.

Ebitda (earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated Ebitda in 2Q18 was 19.45% below its Ebitda of 2Q17: The most significant factors in this variation are set out below. Ebitda margin in 2Q18 was 15.75%, compared to the 14.21% in 2Q17.

Ebitda – R$ ‘000	Apr to Jun 2018	Apr to Jun 2017	Change,%
Net income for the period	(10,886)	138,114	—
+ Income tax and Social Contribution tax	(773)	50,539	—
+ Finance income (expenses)	696,832	341,554	104.02
+ Depreciation and amortization	198,309	209,435	(5.31)

= Ebitda	883,482	739,642	19.45

Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated interim financial information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net income adjusted by the effects of net Finance income (expenses), Depreciation and amortization, and Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for Net income or operating income, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

Revenue from supply of energy

Total revenue from supply of energy was R$ 5,838,104 in 2Q18, compared to R$ 5,800,520 in 2Q17, 0.65% higher period-on-period.

Final Customers

Total revenue from supply of energy to final customers, excluding Cemig’s own consumption, in 2Q18 was R$ 4,978,835, or 2.22% less than the figure for 2Q17, of R$ 5,092,073.

The main factors for this reduction were:

◾	The Annual Tariff Adjustment for Cemig D effective May 28, 2017, with an average downward effect on customer tariffs of 10.66%.

◾	The Annual Tariff Adjustment for Cemig D effective May 28, 2018, with an average positive effect on customer tariffs of 23.19%.

◾	Volume of energy sold to final customers 3.79% higher.

Cemig’s electricity market

The total for sales at Cemig’s consolidated electricity market comprises sales to: (i) Captive customers in Cemig’s concession area in the State of Minas Gerais; (ii) Free customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL); (iii) Other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market; (iv) Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and (v) The Wholesale Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica—CCEE), eliminating transactions between companies of the Cemig Group.

The table below describe Cemig’s market and the change in the sale of energy by category of customers, comparing 2Q18 with 2Q17:

	MWh (1)
	Apr to Jun 2018	Apr to Jun 2017	Change,%
Residential	2,557,762	2,496,022	2.47
Industrial	4,524,750	4,450,891	1.66
Commercial, Services and Others	2,155,487	1,892,746	13.88
Rural	954,766	953,709	0.11
Public authorities	220,791	226,041	(2.32)
Public lighting	345,401	341,420	1.17
Public services	331,174	324,405	2.09

Subtotal	11,090,131	10,685,234	3.79

Own consumption	11,357	8,788	29.23

	11,101,488	10,694,022	3.81

Wholesale supply to other concession holders (2)	2,974,570	2,846,261	4.51

Total	14,076,058	13,540,283	3.96

(1)	Information in MWh has not been reviewed by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

We highlight the growth in volume sold in numerous sectors: 2.47% in the residential customer category, 1.66% in the industrial customer category, 13.88% in the commercial customer category, and 13.05% in the public service category – mainly reflecting addition of new customer units, and overall better economic activity than in the previous year.

In contrast, consumption by public authorities was 2.32% lower, basically reflecting the truck drivers’ strike, which affected lessons in schools and universities, and declaration of optional working days in various spheres of government during the strike.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free customers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), for transport of energy sold. In 2Q18 this revenue was R$ 440,599, a period-on-period increase of 0.73% from R$ 437,427 in 2Q17, mainly due to the following factors:

◾	reduction of approximately 40% in the TUSD, which took place in the Cemig D’s 2017 annual tariff adjustment, applied as from May 28, 2017 (full effect in 2018);

◾	Increase of approximately 36% in the TUSD, which took place in the Cemig D’s 2018 annual tariff adjustment, applied as from May 28, 2018; and

◾	volume of energy transported 13.66% higher, due to a higher level of activity by industrial customers, mainly related to the ferro-alloys sector.

CVA and Other financial components in tariff adjustment

In its interim financial information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and energy purchased for resale, are significant components) and the costs that were used in calculating tariffs. The amount of this difference is passed through to the clients in Cemig D’s next tariff adjustment. In 2Q18 this represented a gain in revenue of R$ 709,516, whereas 2Q17 it produced a reduction of R$ 29,294. The difference in this case is mainly due to the increase in costs of energy in 2018, in relation to tariff coverage, and in comparison to the previous period, generating a financial asset to be reimbursed to the Company through the next tariff adjustment.

For more details please see Note 14 of this interim financial information.

Revenue from transactions in the Wholesale Electricity Trading Chamber (CCEE)

Revenue from energy sales on the CCEE in 2Q18 was R$ 25,639, compared to R$ 198,529 in 2Q17 – a reduction of 87.09%. The difference is due to the lower quantity of energy available for settlement in the wholesale market in 2018.

Transmission indemnity revenue

In 2Q18 this revenue was R$ 96,678, compared to R$ 204,025 in 2Q17 – or 52.61% lower period-on-period. We highlight the amount of R$ 149,255 recorded for 2Q17, relating to the backdated difference of transmission concession assets the values of which were not included in the calculation basis for revenues in the previous tariff reviews.

The Company reports the updating of the amount of indemnity receivable based on the average regulatory cost of capital, as specified in the sector regulations. For more details see Note 14 – Concession financial assets.

Revenue from supply of gas

The Company reported revenue from supply of gas 14.69% higher in 2Q18, at R$ 470,908, compared to R$ 410,604 in 2Q17, mainly due to the higher volume of gas sold: 456,458 m³ in 2Q18, compared to 310,240 m³ in 2Q17.

Construction revenue

Construction and infrastructure revenues (transmission, distribution and gas) totaled R$ 205,783 in 2Q18, which was 14.43% less than their total of R$ 240,475 in 2Q17. This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other operating revenues

Other revenues were 15.80% lower in 2Q18 (at R$ 311,332), than in 2Q17 (R$ 369,763).

Sector / Regulatory charges reported as Deductions from revenue

The total of these taxes and charges incident upon operational revenue in 2Q18 was R$ 2,683,021 – an increase of 3.86% in relation to their total of R$ 2,583,211 in 2Q17.

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). The charges for the CDE in 2Q18 were R$ 593,105, compared to R$ 415,749 in 2Q17.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the ‘Flag’ Tariff system

Charges to the customer arising from the ‘Flag Tariff’ system in 2Q18 were 93.48% lower – at R$ 8,287 in 2Q18, vs. R$ 127,177 in 2Q17. In the ‘Flag’ Tariff system, higher rates come into effect depending on the level of water in the country’s reservoirs: the ‘yellow’ and ‘red’ flags represent higher charges in situations of low level of the reservoirs, due to the scarcity of rainfall.

Activation of the flag tariffs generates an impact on billing in the subsequent month. This effect took place in 2Q17 – application of the yellow flag in March resulting in increased billing in April; and the red flag in April and May had its effects in May and June of that year.

In the same period of 2018 there was an effect only in the month of June, following activation of the yellow flag in May.

Operating costs and expenses (excluding Finance income/expenses)

Operational costs and expenses were up 3.28%: R$ 4,859,630 in 2Q18, and R$ 4,705,299 in 2Q17. For more on the components of Operational costs and expenses see Note 26.

The following paragraphs outline on the main variations in expenses:

Energy purchased for resale

The expense on energy purchased for resale in 2Q18 was R$ 2,818,905, compared to R$ 2,649,330 in 2Q17 – or 6.40% higher than prior year. The main factors are:

◾

The expense on energy supply bought at auction was 19.25% higher, at R$ 757,243 in 2Q18, vs. R$ 634,978 in 2Q17. This in turn was mainly due to inclusion of the supply coming from MCSD (Excess/Deficit Compensation Mechanism) assignments for new-build projects, which resulted in Cemig D’s expense being R$ 127,780 higher than in 2Q17 – partially offset by lower volume in quantity and availability contracts (5,709,270 MWh in 2Q18 vs. 6,522,682 MWh in 2Q17).

◾

Expenses on supply acquired through physical guarantee quota contracts 21.63% higher, at R$ 140,241 in second quarter of 2018, compared to R$ 115,298 in 2Q17. This was basically due to the increase of 40.95% in the quota tariffs – at R$ 84.88 in 2Q18, compared to R$ 60.22 in 2Q17.

◾

Expense on supply acquired in the Free Market 10.71% lower at R$ 891,546 in 2Q18, compared to R$ 998,450 in 2Q17. This reflects a volume of energy purchased 11.88% lower in 2Q18 – at 4,726,875 MWh, vs. 5,364,064 MWh in 2Q17; partially offset by the effect of average price per MWh in 2Q18 being 3.82% higher (at R$ 189.79 in 2Q18, vs. R$ 182.81 in 2Q17);

◾	The expense on purchase of supply in the spot market, at R$ 710,115 in 2Q18, was 15.56% higher, vs. R$ 614,518 in 2Q17, due to the higher cost of supply in the wholesale market in 2018.

Charges for use of the transmission network

Charges for use of the transmission network in 2Q18 totaled R$ 416,038, compared to R$ 197,764 in 2Q17, an increase of 110.37% period-on-period.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operating provisions were 16.90% lower in the quarter – an expense of R$ 134,112 in 2Q18, compared to R$ 161,386 in 2Q17. The main factors are:

(i)

Provisions of R$ 27,519, and R$ 20,231, respectively, were made in 2Q18 for the investment options of RME/Lepsa and SAAG – these compare with reversals of provisions, in 2Q17, of R$ 8,021 and R$ 5,334 respectively, for these items. More details on the criteria for making of these provisions are in Note 29 (Put options).

(ii)

A reversal, of R$ 20,114, in the total provision for labor contingencies, in 2Q18, compared with new provisions totaling R$ 114,419 made in 2Q17. The reversal recognizes judgments given in favor of the Company – against claims by plaintiffs.

Personnel

The expense on personnel in 2Q18 was R$ 348,576, or 34.96% less than in 2Q17 (R$ 535,954). This arises mainly from the following factors:

◾	Salary increase of 1.83% under the Collective Work Agreement, from November 2017.

◾	Expense of R$ 25,666 on the voluntary retirement program in 2Q18, compared to R$ 165,422 in 2Q17.

◾	Reduction of the average number of employees by 10.43%, from 6,618 in 2Q17 to 5,928 in 2Q18.

Construction cost

Infrastructure Construction Cost in 2Q17 was R$ 202,974, 15.59% less than in 2Q17 (R$ 240,475). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction Revenue, in the same amount.

Gas purchased for resale

In 2Q18 the Company recorded an expense of R$ 293,225 on acquisition of gas, 11.64% higher than its comparable expense of R$ 262,651 in 2Q17. This is basically due to a higher volume of gas purchased (454,622 m³ in 2Q18, vs. 308,850 m³ in 2Q17).

Share of profit (loss) in associates and joint ventures

In 2Q18 Cemig posted a net loss of R$ 83,107 by the equity method – compared to with a net gain of R$ 30,477 in 2Q17. These losses mainly come from the interests in Renova and Santo Antônio Energia. More details in Note 15.

Net finance income (expenses)

Cemig reported net Finance expenses in 2Q18 of R$ 696,832, which compares with net Finance expenses of R$ 341,554 in 2Q17. The main factors are:

◾

Costs of loans and financings 17.11% lower, at R$ 316,703 in 2Q18, compared to R$ 382,076 in 2Q17. The lower figure reflects lower debt indexed to the CDI rate, and the lower value of the CDI – 1.56% over the period of 2Q18, compared to 2.55% over 2Q17.

◾

Revenue from late charges on customer electricity bills 41.85% higher, at R$ 92,288 in 2Q18, compared to R$ 65,069 in 2Q17. A major component of this increase comes from the effects of renegotiation of amounts owed on electricity bills by entities of the Minas Gerais State administration – as recognition of interest due is finalized.

◾

Cash investment income 70.13% lower period-on-period, at R$ 18,123 in 2Q18, compared to R$ 60,663 in 2Q17. This mainly reflects (a) the lower CDI rate in the quarter (1.56% over the period of 2Q18, vs. 2.55% over 2Q17), and (b) a lower volume of cash invested in 2Q18.

◾

An expense of R$ 532,000 for foreign exchange variation on US dollar-denominated funding (the Eurobond issue); this being partially offset by a gain of R$ 82,912 on financial instruments – the swap transaction contracted to cover the Eurobond issue – thus resulting in a net expense in 2Q18 of R$ 449,088. The swap transaction replaced the issue’s interest rate of 9.25% p.a. in US dollars with 150.49% of the Brazilian domestic CDI rate; and a hedge was contracted for the principal for US dollar exchange rates between a floor of R$ 3.25 and a ceiling of R$ 5.00 – in this case, at maturity, the Company will pay the floor value. The net negative effect of the transaction in the half-year, consequence of the foreign exchange variation expense not being offset by the hedge instruments contracted, arises basically from the higher variation in the expected future curve for the CDI than in the expected future variation in the R$/US$ exchange rate – this situation occurred basically in the months of May and June 2018, due to the instability of the macroeconomic scenario. Expectations for future variations in the CDI rate and the US dollar exchange rate are the main variables used in the calculation of fair value of the hedge transactions referred to.

◾

The result of monetary updating of the balances of CVA was a gain of R$ 10,839, but in 2Q17 it was an expense of R$ 21,911. The positive and negative balances of CVA are updated by the Selic rate. This variation arises from there being an asset balance of CVA on June 30, 2018, leading to recording of a financial gain for updating the balance. In the same period of 2017, the Company had a net negative balance of CVA, recorded as a financial liability from updating of the obligation. For more information, see Note 14.

For a breakdown of Finance income and expenses please see Note 27 of these interim financial information.

Income and Social Contribution taxes

In 2Q18, the expense on income tax and the Social Contribution tax was R$ 773, on Losses before income tax and social contribution tax of R$ 33,031.

In 2Q17, the expense on income tax and the Social Contribution tax was R$ 50,539, on Income before income tax and social contribution tax of R$ 188,653.

These effective rates are reconciled with the nominal tax rates in Note 9c.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

The Board of Directors:

Meetings

Our Board of Directors met 19 times up to June 30, 2018, for matters of strategic planning, projects, acquisition of new assets, various investments, and other subjects.

Membership, election and period of office

The present period of office began with the AGM on June 11, 2018, with election by the multiple voting system.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of shareholders to be held in 2020.

Principal responsibilities and duties:

Under the by-laws, the Board of Directors has the following responsibilities and duties, as well as those conferred on it by law:

◾

Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value equal to 1% or more of the Company’s total Shareholders’ equity.

◾	Authorization for issuance of securities in the domestic or external market to raise funds.

◾	Approval of the Long-term Strategic and the Multi-year Business Plan, and alterations and revisions of them, and the Annual Budget.

Qualification and remuneration

The Board of Directors of the Company comprises 9 (nine) sitting members and the same number of substitute members. One is the Chair, and another the Vice-Chair. The members of the Board of Directors are elected for concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of shareholders. Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to the requirements and prohibitions established in the applicable legislation and regulations.

A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

The Audit Committee

The Audit Committee is an independent, consultative, permanent body, with its own budget allocation. Its objective is to provide advice and support to the Board of Directors, to which it reports. It also has the responsibility of other activities attributed to it by legislation.

The Audit Committee has three members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

Under the by-laws, the Audit Committee of Cemig has the following duties, among others:

◾	to supervise the activities of the independent auditors, evaluating their independence, the quality of the services provided and the appropriateness of such services to the Company’s needs;

◾	to supervise activities in the areas of internal control, internal audit and preparation of the financial statements;

◾	to evaluate and monitor, jointly with the Management and the Internal Audit Unit, the appropriateness of the transactions with related parties.

The Executive Board

The Executive Board is made up of eleven members, whose individual functions are set by the Company’s by-laws. They are elected by the Board of Directors, for a period of office of two years, subject to the applicable requirements of law and regulation, and may be re-elected up to three times.

Members are allowed simultaneously to hold non-remunerated positions in the Management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, upon decision by the Board of Directors. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2020.

The members of the Executive Board and brief résumés are on our website: http://ri.cemig.com.br

The members of the Executive Board (the Company’s Chief Officers) have individual responsibilities established by the Board of Directors and the by-laws. These include:

◾	Current Management of the Company’s business, complying with the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, prepared and approved in accordance with the by-laws.

◾

Authorization of the Company’s capital expenditure projects, signing of agreements or other legal transactions, contracting of loans and financings, and creation of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than 1% (one per cent) of the Company’s Equity, including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates;

◾

The Executive Board meets, ordinarily, at least two times per month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days’ prior notice in writing or by email or other digital medium, such notice not being required if all the Executive Officers are present. The decisions of the Executive Board shall be taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

The Audit Board

Meetings

◾	The Audit Board held eight meetings in the six months to June 30, 2018.

Membership, election and period of office

◾

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of shareholders, for periods of office of two years.

◾	Nominations to the Audit Board must obey the following:

a)

Two groups – (i) the minority shareholders of common shares, and (ii) the holders of the preferred shares – each have the right to elect one member, in separate votes, in accordance with the applicable legislation.

b)	The majority of the members must be elected by the Company’s controlling shareholder; at least one must be a public employee, with a permanent employment link to the Public Administration.

◾	The members of the Audit Board are listed on Cemig’s website: http://ri.cemig.com.br

Under the by-laws, the Audit Board has the duties and competencies set by the applicable legislation and, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the Company’s shares are listed and traded.

Qualification and remuneration

The global or individual compensation of the members of the Audit Board shall be set by the General Meeting of Shareholders which elects it, in accordance with the applicable legislation.

Résumé information on its members is on our website: http://ri.cemig.com.br

The Sarbanes-Oxley Law

Cemig obtained the first certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is included in the annual 20-F Report relating to the business year ended December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

Corporate risk management

Corporate risk management is a management tool that is an integral part of Cemig’s corporate governance practices. It identifies the events that can interfere in the process of the Company achieving its strategic objectives.

The Corporate Risks and Compliance Management Unit has been subordinated to the CEO’s office since 2016. This change underlines the intention to increase independence of these processes and to provide information to senior management for decision-making, preserving the value of the company. The practice of risk management is thus a competitive differentiation factor, to be used not only defensively, but also as an opportunity for improvement. The structuring and analysis of operations from the point of view of risk management are factors that optimize investment in the control of the activity. They reduce costs, improve performance, and consequently help the Company achieve its targets.

In risk management processes, in planning of operations and in development of new business initiatives, Cemig always acts in consideration of the precautionary principle. During planning, all the factors that might present risks to health and/or safety of employees, suppliers, clients, the general population or the environment are taken into account. Further, the fact that the Company is recognized by the Dow Jones Sustainability Index and the Corporate Sustainability Index (ISE) reflects the implementation of structural elements of the risk management system, and commitment to sustainability.

Statement of Ethical Principles and Code of Professional Conduct

On May 11, 2004 Cemig’s Board of Directors approved the Statement of Ethical Principles and Code of Professional Conduct, which aims to orient and discipline everyone acting in the name of, or interacting with, Cemig, to ensure ethical behavior at all times, and always in accordance with the law and regulations. The code can be seen at http://ri.cemig.com.br. It was updated in 2018.

The Ethics Committee

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management (interpretation, publicizing, application and updating) of the Statement of Ethical Principles and Code of Professional Conduct, including assessment of and decision on any possible non-compliances with Cemig’s Code of Ethics.

The Committee has three sitting members and three substitute members. It may be contacted through our Ethics Channel – the anonymous reporting channel on the corporate Intranet, or by email, internal or external letter or by an exclusive phone line – these means of communication are widely publicized internally to all staff. The channels enable both reports of adverse activity and also consultations. Reports may result in opening of proceedings to assess any non-compliances with Cemig’s Statement of Ethical Principles and Code of Professional Conduct.

The Ethics Channel

Cemig installed this means of communication, available on the internal corporate Intranet, on December 13, 2006.

Through it the Ethics Committee can receive anonymous reports or accusations that can enable Cemig to detect irregular practices that are contrary to its interest, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

It is one more step in improving Cemig’s transparency, compliance with legislation, and alignment with best corporate governance practices. It improves the management of internal controls and dissemination of the ethical culture to Cemig’s employees in the cause of optimum compliance by our business.

SHAREHOLDING POSITION OF HOLDERS OF

MORE THAN 5% OF THE VOTING SHARE

ON JUNE 30, 2018

	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
State of Minas Gerais	248,480,146	50.96	—	—	248,480,146	17.03
FIA Dinâmica Energia S.A.	41,635,754	8.54	62,469,590	6.43	104,105,344	7.14
BNDESPar	54,342,992	11.14	26,220,938	2.70	80,563,930	5.52

CONSOLIDATED SHAREHOLDING POSITION OF

THE EQUITY HOLDERS OF THE PARENT AND MANAGERS,

AND FREE FLOAT ON JUNE 30, 2018

	June 30, 2018
	Common (ON) shares	Preferred (PN) shares
Equity holders of the parent	248,480,146
Board of Directors:	100,501	190,000
The Executive Board	1	45,430
Treasury Shares	69	560,649
Free float	238,976,793	969,694,662

TOTAL	487,614,213	971,138,388

Investor Relations

In 2017, through strategic actions intended to enable investors and shareholders to make a correct valuation of our businesses and our prospects for growth and addition of value, we have increased Cemig’s exposure to the Brazilian and global capital markets.

We maintain a constant and proactive flow of communication with Cemig’s investor market, continually reinforcing our credibility, seeking to increase investors’ interest in the Company’s shares, and to ensure their satisfaction with our shares as an investment.

Our results are published through presentations transmitted via video webcast and telephone conference calls, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses, roadshows, and events such as Money Shows; as well as holding phone and video conference calls with analysts, investors and others interested in the capital markets.

At the end of May 2018 we held our 23rd Annual Meeting between Cemig and the Capital Markets in the city of Belo Horizonte, Minas Gerais – where these professionals had the opportunity to interact with the Company’s Directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the Company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with our shareholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares (tickers: CMIG3 and CMIG4 respectively) have been listed at Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001. This classification represents a guarantee to our shareholders of optimum reporting of information, and also that shareholdings are relatively widely dispersed. Because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange, representing preferred (PN) shares (with ticker CIG) and common (ON) ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

In June 2018 an Extraordinary General Meeting of Shareholders approved alterations to the Company’s bylaws, to maintain adoption of best corporate governance practices, and adaptation to Law 13303/2016 (also known as the State Companies Law).

The improvements now formally incorporated in the by-laws include:

•

Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC Best Corporate Governance Practices Code, and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index.

•	Creation of the Audit Committee (Comitê de Auditoria). The Audit Board (Conselho Fiscal) remains in existence.

•	The Policy on Eligibility and Evaluation for nomination of a member of the Board of Directors and/or the Executive Board in subsidiary and affiliated companies,

•	The Related Party Transactions Policy.

•	Formal designation for the Board of Directors to ensure implementation of and supervision of the Company’s systems of risks and internal controls.

•	Optional power for the Executive Board to expand the technical committees (on which members are career employees), with autonomy to make decisions in specific subjects.

•	The CEO now to be ‘responsible for directing compliance and corporate risk management activities.

•	Greater emphasis on the Company’s control functions: internal audit, compliance, and corporate risk management.

•	Adoption of an arbitration chamber for resolution of any disputes between the Company, its shareholders, managers, and/or members of the Audit Board.

* * * * * * * * * * * *

(The original is signed by the following signatories:)

Bernardo Afonso Salomão de Alvarenga	Luiz Humberto Fernandes	Maurício Fernandes Leonardo Júnior
Chief Executive Officer	Deputy CEO	Chief Finance and Investor Relations Officer

Ronaldo Gomes de Abreu	Franklin Moreira Gonçalves	Maura Galuppo Botelho Martins
Chief Distribution and Sales Officer	Chief Generation and Transmission Officer	Chief Officer for Human Relations

José de Araújo Lins Neto	Thiago de Azevedo Camargo	Dimas Costa
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer

Daniel Faria Costa		Neila Maria Barreto Leal
Chief Officer for Management of Holdings		Chief Counsel

Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-85.260

Edifĺcio Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel: +55 31 3232-2100 Fax: +55 31 3232-2106 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on the Review of Interim Information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

Report on the review of interim information—ITR

To the Shareholders and Management of

Companhia Energética de Minas Gerais - CEMIG

Belo Horizonte - MG

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Energética de Minas Gerais—CEMIG (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended June 30, 2018, which comprise the statement of financial position as at June 30, 2018 and the statements of profit or loss and comprehensive income for the three and six-month periods then ended and the statements of changes in equity and cash flows for the six-month period then ended, including notes to the interim financial information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) – Interim Financial Reporting and in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on review of interim financial information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of Quarterly Financial Information—ITR, consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Emphasis of matter

Risks related to compliance with laws and regulations

As mentioned in Note 15 to the interim financial information, currently investigations and other legal measures are being conducted by public authorities in connection with Company and certain investees regarding certain expenditures and their allocations, which involve and also include some of their other shareholders and certain executives of these other shareholders. The governance bodies of the Company have authorized contracting of a specialized company to analyze the internal procedures related to these certain investments and to ascertain such claims. At this point, it is not possible to forecast future developments arising from these internal investigation procedures and conducted by the public authorities, nor their possible effects on the Company and its subsidiaries’ interim financial information. Our conclusion is not modified in respect of this matter.

Risk regarding the ability of non-controlled investee Renova Energia S.A. to continue as a going concern

As disclosed in Note 15 to the interim financial information, the non-controlled indirect investee Renova Energia S.A. has incurred recurring losses and, as at June 30, 2018, has negative net working capital. These events or conditions indicate the existence of relevant uncertainty that may raise significant doubt about its ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Restatement of the individual and consolidated interim financial information

On August 14, 2018, we issued an unqualified review report on the Company’s individual and consolidated interim financial information for the quarter ended June 30, 2018, which are now being restated. As mentioned in note 2.3, these interim financial information have been amended and are being restated to reflect the correction of error relating to the amortization of accounts balances related to CVA Account (Portion A) and other financial components. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated Statements of Value Added (SVA) for the six-month period ended June 30, 2018, prepared under the responsibility of Company management, the presentation of which in the interim financial information is required by the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR), and as supplementary information under the IFRS, whereby no SVA presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not consistently prepared, in all material respects, in relation to the overall accompanying interim financial information.

November 27, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Shirley Nara S. Silva

Accountant CRC-1BA022650/O-0

3. REVISION OF QUARTERLY INFORMATION (ITR) FOR 3Q 2018 (RESTATEMENT)

STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

ASSETS

(Thousands of Brazilian Reais)

	Note	Consolidated		Holding company
		Sep. 30, 2018 (Restated)	Dec. 31, 2017	Sep. 30, 2018 (Restated)	Dec. 31, 2017
CURRENT
Cash and cash equivalents	5	1,493,383	1,030,257	39,974	38,672
Securities	6	571,620	1,058,384	18,902	63,960
Customers and traders and Concession holders – Transport of electricity	7	4,195,075	3,885,392	25,602	—
Concession financial assets	14	918,734	847,877	—	—
Recoverable taxes	8	911,067	173,790	3,492	43
Income and Social Contribution taxes recoverable	9a	321,435	339,574	26,728	19,722
Dividends receivable		15,150	76,893	422,973	603,049
Restricted cash	10	113,041	106,227	93,112	87,872
Inventories		30,911	38,134	10	10
Advances to suppliers		51,767	116,050	—	—
Accounts receivable from the State of Minas Gerais	11	—	235,018	—	235,018
Reimbursement of tariff subsidies	13	85,096	77,086	—	—
Low-income subscriber subsidy		28,237	26,660	—	—
Derivative financial instruments – Swaps	29	46,789	—	—	—
Other		473,014	525,961	7,895	10,473

		9,255,319	8,537,303	638,688	1,058,819
Assets classified as Held for sale	30	281,197	—	281,197	—

TOTAL, CURRENT		9,536,516	8,537,303	919,885	1,058,819

NON-CURRENT
Securities	6	78,459	29,753	3,057	1,737
Advance to suppliers	28	85,277	6,870	—	—
Customers and traders and Concession holders – Transport of electricity	7	75,974	255,328	—	—
Recoverable taxes	8	229,404	230,678	3,915	1,810
Income and Social Contribution taxes recoverable	9a	7,651	20,617	7,651	20,617
Deferred income and Social Contribution taxes	9b	1,930,774	1,871,228	789,615	756,739
Escrow deposits	12	2,427,726	2,335,632	279,382	277,791
Derivative financial instruments – Swaps	29	226,847	8,649	—	—
Accounts receivable from the State of Minas Gerais	11	254,930	—	254,930	—
Other		774,959	628,443	27,881	34,978
Concession financial assets	14	6,309,798	6,604,625	—	—
Investments – Equity method	15	7,637,095	7,792,225	14,763,617	13,692,183
Property, plant and equipment	16	2,409,600	2,762,310	2,365	1,810
Intangible assets	17	11,198,086	11,155,928	6,493	2,458

TOTAL, NON-CURRENT		33,646,580	33,702,286	16,138,906	14,790,123

TOTAL ASSETS		43,183,096	42,239,589	17,058,791	15,848,942

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

LIABILITIES

(Thousands of Brazilian Reais)

	Note	Consolidated		Holding company
		Sep. 30, 2018 (Restated)	Dec. 31, 2017	Sep. 30, 2018 (Restated)	Dec. 31, 2017
Suppliers	18	2,444,705	2,342,757	9,107	4,667
Regulatory charges	21	418,594	512,673	5,837	—
Profit sharing		19,288	9,089	1,062	348
Taxes payable	19a	406,927	704,572	8,355	5,841
Income and Social Contribution tax	19b	95,595	115,296	—	—
Interest on Equity and Dividends payable		427,787	427,832	425,828	425,838
Loans, financings and debentures	20	2,392,155	2,370,551	13,088	—
Payroll and related charges		235,029	207,091	17,283	11,072
Post-retirement obligations	22	243,057	231,894	13,097	12,974
Concessions payable		2,484	2,987	—	—
Concession financial liabilities	14	—	414,800	—	—
Derivative financial instruments – Put options	29	569,207	507,232	569,207	507,232
Advances from clients	7	89,896	232,762	—	—
Derivative financial instruments – Swaps	29	—	12,596	—	—
Payables to related parties	28	—	—	400,494	—
Other obligations		525,272	570,152	3,716	6,218

		7,869,996	8,662,284	1,467,074	974,190
Liabilities directly associated with assets classified as held for sale	30	5,917	—	5,917	—

TOTAL, CURRENT		7,875,913	8,662,284	1,472,991	974,190

NON-CURRENT
Regulatory charges	21	279,382	249,817	—	—
Loans, financings and debentures	20	13,001,900	12,027,146	44,286	—
Taxes payable	19a	28,841	28,199	—	—
Deferred income tax and Social Contribution tax	9b	652,288	734,689	—	—
Provisions	23	683,453	678,113	64,711	63,194
Post-retirement obligations	22	4,024,447	3,954,287	467,511	446,523
Concessions payable		16,495	18,240	—	—
Concession financial liabilities	14	41,383	—	—	—
Pasep and Cofins taxes to be reimbursed to customers	19a	1,114,802	1,087,230	—	—
Derivative financial instruments—put options	29	374,185	307,792	—	—
Derivative financial instruments—Swaps	29	—	28,515	—	—
Other obligations		117,156	133,141	40,758	39,049

TOTAL, NON-CURRENT		20,334,332	19,247,169	617,266	548,766

TOTAL LIABILITIES		28,210,245	27,909,453	2,090,257	1,522,956

EQUITY	24
Share capital		7,293,763	6,294,208	7,293,763	6,294,208
Capital reserves		2,249,721	1,924,503	2,249,721	1,924,503
Profit reserves		5,728,574	5,728,574	5,728,574	5,728,574
Equity valuation adjustments		(861,862)	(836,522)	(861,862)	(836,522)
Subscription of shares, to be capitalized		—	1,215,223	—	1,215,223
Retained earnings		558,338	—	558,338	—

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		14,968,534	14,325,986	14,968,534	14,325,986

NON-CONTROLLING INTERESTS		4,317	4,150	—	—

TOTAL EQUITY		14,972,851	14,330,136	14,968,534	14,325,986

TOTAL LIABILITIES AND EQUITY		43,183,096	42,239,589	17,058,791	15,848,942

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Thousands of Brazilian Reais except earnings per share)

	Note	Consolidated		Holding company
		Jan to Sep 2018 (Restated)	Jan to Sep 2017	Jan to Sep 2018 (Restated)	Jan to Sep 2017
GOING CONCERN OPERATIONS
NET REVENUE	25	16,794,251	15,153,781	233	250
OPERATING COSTS
COST OF ENERGY AND GAS	26
Energy purchased for resale		(8,576,061)	(7,685,392)	—	—
Charges for use of the national grid		(1,140,903)	(791,339)	—	—
Gas purchased for resale		(897,903)	(789,861)	—	—

		(10,614,867)	(9,266,592)	—	—
OTHER COSTS	26
Personnel and managers		(770,661)	(992,908)	—	—
Materials		(59,654)	(30,589)	—	—
Outsourced services		(633,257)	(542,357)	—	—
Depreciation and amortization		(563,672)	(570,031)	—	—
Operating provisions		(44,719)	(195,345)	—	—
Infrastructure construction cost		(592,206)	(736,754)	—	—
Other		(61,182)	(58,101)	—	—

		(2,725,351)	(3,126,085)	—	—
TOTAL COST		(13,340,218)	(12,392,677)	—	—
GROSS PROFIT		3,454,033	2,761,104	233	250
OPERATING EXPENSES	26
Selling expenses		(227,789)	(191,343)	—	—
General and administrative expenses		(470,180)	(548,075)	(52,744)	(43,214)
Operating provisions		(134,544)	(172,105)	(71,952)	(104,037)
Other operating revenues (expenses)		(407,489)	(505,239)	(40,972)	(40,435)

		(1,240,002)	(1,416,762)	(165,668)	(187,686)
Share of (loss) profit, net, of associates and joint ventures	15	(75,986)	(20,680)	780,029	320,979

Income before finance income (expenses) and taxes		2,138,045	1,323,662	614,594	133,543
Finance income	27	851,462	550,065	28,962	84,893
Finance expenses	27	(2,038,792)	(1,271,951)	(13,457)	236,553

Income before income tax and Social Contribution tax		950,715	601,776	630,099	454,989
Current income and Social Contribution taxes	9c	(379,231)	(305,956)	—	(13,949)
Deferred income and Social Contribution taxes	9c	91,117	101,362	41,998	(44,290)

Net income for the period from going concern operations		662,601	397,182	672,097	396,750

DISCONTINUED OPERATIONS
Net income for the period from discontinued operations	30	35,648	—	25,634	—

NET INCOME FOR THE PERIOD		698,249	397,182	697,731	396,750

Total of net income for the period attributed to:
Equity holders of the parent
Net income for the period from going concern operations		662,083	396,750	672,097	396,750
Net income for the period from discontinued operations		35,648	—	25,634	—

Net income for the period attributable to equity holders of the parent		697,731	396,750	697,731	396,750

Non-controlling interests
Net income for the period from going concern operations		518	432	—	—
Net income for the period attributable to non-controlling interests		518	432	—	—

		698,249	397,182	697,731	396,750

Basic and diluted earnings per preferred share – R$	24	0.48	0.32	0.48	0.32
Basic and diluted earnings per common share – R$	24	0.48	0.32	0.48	0.32

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(In thousands of Brazilian Reais – except earnings per share)

	Note	Consolidated		Holding company
		Jul to Sep 2018 (Restated)	Jul to Sep 2017	Jul to Sep 2018 (Restated)	Jul to Sep 2017
NET REVENUE	25	6,252,282	5,135,822	87	72
OPERATING COSTS
COST OF ENERGY AND GAS	26			—	—
Energy purchased for resale		(3,493,463)	(2,942,974)	—	—
Charges for use of the national grid		(332,323)	(387,078)	—	—

Gas purchased for resale		(341,445)	(304,698)	—

		(4,167,231)	(3,634,750)
OTHER COSTS	26
Personnel and managers		(238,401)	(304,061)	—	—
Materials		(36,688)	(13,035)	—	—
Outsourced services		(219,286)	(200,960)	—	—
Depreciation and amortization		(189,149)	(184,576)	—	—
Operating provisions, net		(42,818)	(23,266)	—	—
Infrastructure construction cost		(208,563)	(295,720)	—	—
Other		(19,954)	(36,742)	—	—

		(954,859)	(1,058,360)	—	—
TOTAL COST		(5,122,090)	(4,693,110)	—	—
GROSS PROFIT		1,130,192	442,712	87	72
OPERATING EXPENSES	26
Selling expenses		(60,232)	(50,458)	—	—
General and administrative expenses		(157,063)	(110,181)	(18,306)	(14,921)
Operating provisions		(31,749)	(115,151)	6,237	(88,726)
Other operating expenses		(151,164)	(191,538)	(11,427)	(15,405)

		(400,208)	(467,328)	(23,496)	(119,052)
Share of (loss) profit, net, of associates and joint ventures	15	(49,753)	(80,798)	250,226	(190,646)

Income before finance income (expenses) and taxes		680,231	(105,414)	226,817	(309,626)
Finance income	27	362,795	201,164	10,170	51,875
Finance expenses	27	(695,493)	(188,750)	(10,372)	238,514

Income before income tax and Social Contribution tax		347,533	(93,000)	226,615	(19,237)
Current income and Social Contribution taxes	9c	(182,812)	(13,234)	—	(11,416)
Deferred income and Social Contribution taxes	9c	65,543	22,568	3,429	(53,175)

Net income (loss) for the period from going concern operations		230,264	(83,666)	230,044	(83,828)
DISCONTINUED OPERATIONS
Net income (loss) for the period from discontinued operations	30	14,276	—	14,276	—

NET INCOME (LOSS) FOR THE PERIOD		244,540	(83,666)	244,320	(83,828)

Total of net income for the period attributed to:
Equity holders of the parent
Net income for the period from going concern operations		230,044	(83,828)	230,044	(83,828)
Net income for the period from discontinued operations		14,276	—	14,276	—

Net income for the period attributable to equity holders of the parent		244,320	(83,828)	244,320	(83,828)

Non-controlling interests
Net income for the period from going concern operations		220	162	—	—

Net income for the period attributable to non-controlling interests		220	162	—	—

		244,540	(83,666)	244,320	(83,828)

Basic and diluted earnings (loss) per preferred share – R$	24	0.17	(0.06)	0.17	(0.06)
Basic and diluted earnings (loss) per common share – R$	24	0.17	(0.06)	0.17	(0.06)

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Thousands of Brazilian Reais)

	Consolidated		Holding company
	Jan to Sep 2018 (Restated)	Jan to Sep 2017	Jan to Sep 2018 (Restated)	Jan to Sep 2017
NET INCOME FOR THE PERIOD	698,249	397,182	697,731	396,750
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to statements of income in subsequent periods
Post retirement obligations – premeasurement of obligations of the defined benefit plans, net of taxes	(416)	(680)	—	—
Equity gain (loss) on other comprehensive income in subsidiary and jointly-controlled entity, net of taxes	—	(4,851)	(416)	(5,531)

	(416)	(5,531)	(416)	(5,531)
Items to be reclassified to statements of income in subsequent periods
Equity gain on other comprehensive income, in subsidiary and jointly-controlled entity, relating to fair value of financial asset and conversion of operations abroad, net of taxes	—	(38,134)	8	(38,134)
Foreign exchange conversion differences on transactions outside Brazil	8	—	—	—

COMPREHENSIVE INCOME FOR THE PERIOD	697,841	353,517	697,323	353,085

Total of comprehensive income for the period attributed to:
Equity holders of the parent	697,323	353,085	697,323	353,085
Non-controlling interests	518	432	—	—

	697,841	353,517	697,323	353,085

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Thousands of Brazilian Reais)

	Consolidated		Holding company
	Jul to Sep 2018 (Restated)	Jul to Sep 2017	Jul to Sep 2018 (Restated)	Jul to Sep 2017
NET INCOME FOR THE PERIOD	244,540	(83,666)	244,320	(83,828)
OTHER COMPREHENSIVE INCOME
Items not to be reclassified to statements of income in subsequent periods	—	—	—	—
Items to be reclassified to statements of income in subsequent periods	—	—	—	—
Equity gain on other comprehensive income, in subsidiary and jointly-controlled entity, relating to conversion of operations abroad	—	—	8	—
Foreign exchange conversion differences on transactions outside Brazil	8	—	—	—

COMPREHENSIVE INCOME FOR THE PERIOD	244,548	(83,666)	244,328	(83,828)

Total of comprehensive income for the period attributed to:
Equity holders of the parent	244,328	(83,828)	244,328	(83,828)
Non-controlling interests	220	162	—	—

	244,548	(83,666)	244,328	(83,828)

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF CHANGES IN EQUITY—CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Thousands of Brazilian Reais)

	Share capital	Subscription of shares to be capitalized	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total equity holders of the parent	Non-controlling interests	Total Equity
BALANCES ON DEC. 31, 2017	6,294,208	1,215,223	1,924,503	5,728,574	(836,522)	—	14,325,986	4,150	14,330,136

First adoption CPC 48	—	—	—	—	—	(181,846)	(181,846)	—	(181,846)
Net income for the period	—	—	—	—	—	697,731	697,731	518	698,249
Other comprehensive income
Measurement of obligations of the defined benefit plans, net of taxes	—	—	—	—	(416)	—	(416)	—	(416)
Foreign exchange conversion differences on transactions outside Brazil	—	—	—	—	8	—	8	—	8

Total comprehensive income for the period	—	—	—	—	(408)	697,731	697,323	518	697,841

Subscription of Shares to be Capitalized	—	109,550	—	—	—	—	109,550	—	109,550
Capital subscribed	999,555	(999,555)	—	—	—	—	—	—	—
Constitution of reserves		(325,218)	325,218	—	—	—	—	—	—
Other changes in Equity:
Interest on Equity	—	—	—	—	—	—	—	(351)	(351)
Realization of reserves
Realization of deemed cost of PP&E	—	—	—	—	(24,932)	42,453	17,521	—	17,521

BALANCES ON SEPTEMBER 30, 2018 (RESTATED)	7,293,763	—	2,249,721	5,728,574	(861,862)	558,338	14,968,534	4,317	14,972,851

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF CHANGES IN EQUITY—CONSOLIDATED

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

(Thousands of Brazilian Reais)

	Share capital	Capital reserves	Profit reserves	Equity valuation adjustments	Retained earnings	Total equity holders of the parent	Non-controlling interests	Total Equity
BALANCES ON DECEMBER 31, 2016	6,294,208	1,924,503	5,199,855	(488,285)	—	12,930,281	4,090	12,934,371

Net income for the period	—	—	—	—	396,750	396,750	432	397,182
Other comprehensive income
Measurement of obligations of the defined benefit plans, net of taxes	—	—	—	(680)	—	(680)	—	(680)
Equity gain (loss) on Other comprehensive income in subsidiary and jointly-controlled entity	—	—	—	(42,985)	—	(42,985)	—	(42,985)

Total comprehensive income for the period	—	—	—	(43,665)	396,750	353,085	432	353,517
Other changes in Equity:
Additional dividends proposed to non-controlling interests	—	—	—	—	—	—	(424)	(424)
Realization of reserves
Realization of deemed cost of PP&E	—	—	—	(43,923)	43,666	(257)	—	(257)

BALANCES ON SEPTEMBER 30, 2017	6,294,208	1,924,503	5,199,855	(575,873)	440,416	13,283,109	4,098	13,287,207

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Thousands of Brazilian Reais)

	Note	Consolidated		Holding company
		Jan to Sep 2018 (Restated)	Jan to Sep 2017	Jan to Sep 2018 (Restated)	Jan to Sep 2017
CASH FLOW FROM OPERATIONS
Net income for the period from going concern operations		662,601	397,182	672,097	396,750
Adjustments to reconcile net income to net cash flows:
Income tax and Social Contribution taxes		288,114	204,594	(41,998)	58,239
Depreciation and amortization	26	619,104	616,783	761	351
Loss on write off of net residual value of unrecoverable Concession financial assets, PP&E and Intangible assets		57,775	23,060	154	25
Share of profit (loss) in associates and joint ventures	15	75,986	20,680	(780,029)	(320,979)
Interest, monetary variation and updating of Concession financial assets		438,451	834,151	(35,988)	(44,696)
Reversal of monetary updating on AFAC		—	(239,445)	—	(239,445)
The Minas Gerais State Tax Amnesty Plan (PRCT)		—	587,624	—	—
Foreign exchange variation on loans	20	781,297	—	—	—
Amortization of loans’ transaction costs	20	26,323	—	285	—
Provisions for operating losses	26	402,117	558,793	71,952	104,037
Fair value adjustment of derivative financial instruments – Swap	29	(322,847)	—	—	—
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments	25	(1,783,790)	(148,216)	—	—
Provision for reimbursement due to suspension of supply – Renova		(51,635)	—	—	—
Adjustment of indemnity – plants with non-renewed concessions (Ministerial Order 291)		—	(259,516)	—	—
Post-retirement obligations	22	303,832	342,018	32,984	31,863

		1,497,328	2,937,708	(79,782)	(13,855)

(Increase) / decrease in assets
Customers and traders and Concession holders		(510,468)	(397,144)	1,765	—
CVA (Portion A Compensation) Account and Other Financial Components, in tariff adjustments	14	568,432	304,841	—	—
Energy Development Account (CDE)		(8,010)	(9,594)	—	—
Recoverable taxes		(858,104)	(22,057)	380	(116)
Income and Social Contribution taxes credit		(31,689)	(24,460)	(4,526)	88,723
Escrow deposits		(59,786)	(47,440)	18,042	1,598
Dividends received from investments		235,163	247,824	598,485	361,293
Concession financial assets		1,645,708	314,473	—	—
Advances to suppliers		(55,383)	(199,400)	—	—
Gas drawing rights		317	658,444	—	—
Others		51,205	(155,307)	2,098	19,077

		977,385	670,180	616,244	470,575

	Note	Consolidated		Holding company
		Jan to Sep 2018 (Restated)	Jan to Sep 2017	Jan to Sep 2018 (Restated)	Jan to Sep 2017
Increase (decrease) in liabilities
Suppliers		57,666	246,855	(257)	2,635
Taxes payable		(131,409)	(399,038)	6,237	(78,693)
Income and Social Contribution taxes payable		29,549	175,273	2,930	(9,191)
Payroll and related charges		27,938	22,914	4,231	1,388
Regulatory charges		(84,304)	60,478	5,837	—
Advances from clients		(152,050)	93,246	—	—
Post-retirement obligations	22	(222,509)	(203,090)	(11,873)	(11,132)
Others		(73,863)	(123,032)	(14,691)	(11,488)

		(548,982)	(126,394)	(7,586)	(106,481)

Cash generated by going concern operations		1,925,731	3,481,494	528,876	350,239

Interest paid on loans, financings and debentures	20	(834,053)	(1,030,773)	(787)	—
Income and Social Contribution taxes paid		(379,628)	(307,860)	(151)	(4,758)
Settlement of derivative financial instruments (Swap)		12,981	—	—	—

NET CASH FROM GOING CONCERN OPERATIONS		725,031	2,142,861	527,938	345,481

Net cash from Discontinued operations	30	51,271	—	43,310	—

NET CASH FROM OPERATING ACTIVITIES		776,302	2,142,861	571,248	345,481

INVESTING ACTIVITIES
Marketable securities	6	443,654	331,069	43,738	116,984
Financial assets		—	(160,481)	—	—
Restricted cash	10	(6,814)	(38,020)	(4,949)	(29,470)
Investments
Capital contributions in investees	15	(176,632)	(228,205)	(1,109,105)	(100,121)
Cash received through merger		—	—	428	—
Property, plant and equipment	16	(50,661)	(53,883)	—	—
Intangible assets	17	(563,470)	(691,017)	(182)	—

NET CASH USED IN INVESTING IN GOING CONCERN OPERATIONS		(353,923)	(840,537)	(1,070,070)	(12,607)

Net cash used in investment activities—discontinued operations	30	(7,631)	—	—	—

NET CASH USED IN INVESTING ACTIVITIES		(361,554)	(840,537)	(1,070,070)	(12,607)

FINANCING ACTIVITIES
New loans and debentures	20	2,443,878	60,108	—	—
Loans with related parties		—	—	400,000	—
Capital increase	24	109,550	—	109,550	—
Payment of loans, financings and debentures	20	(2,504,654)	(1,506,459)	(9,416)	—
Interest on capital and dividends paid		(396)	(268,723)	(10)	(270,685)

NET CASH FROM (USED IN) FINANCING ACTIVITIES		48,378	(1,715,074)	500,124	(270,685)

Increase (decrease) in cash and cash equivalents		463,126	(412,750)	1,302	62,189

Cash and cash equivalents at the beginning of the period	5	1,030,257	995,132	38,672	69,352

Cash and cash equivalents at the end of the period	5	1,493,383	582,382	39,974	131,541

The Condensed Notes are an integral part of the interim financial information.

STATEMENTS OF ADDED VALUE

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 AND 2017

(Thousands of Brazilian Reais)

	Consolidated				Holding company
	Jan to Sep 2018 (Restated)		Jan to Sep 2017		Jan to Sep 2018 (Restated)		Jan to Sep 2017
REVENUES
Sales of electricity, gas and services (1)	24,478,915		21,927,158		257		276
Distribution construction revenue	579,480		725,528		—		—
Transmission construction revenue	12,726		11,226		—		—
Gain on financial updating of the Concession Grant Fee	245,730		240,420		—		—
Adjustment to expectation of cash flow from the indemnifiable Financial assets of the distribution concession	3,875		2,277		—		—
Transmission indemnity revenue	208,164		295,749		—		—
Generation indemnity revenue	82,331		259,516		—		—
Investments in PP&E	52,513		24,549		—		—
Other revenues	7,219		1,479		—		—
Provision for Doubtful Receivables (PECLD)	(227,789)		(191,343)		—		—

	25,443,164		23,296,559		257		276
INPUTS ACQUIRED FROM THIRD PARTIES
Energy purchased for resale	(9,391,800)		(8,424,585)		—		—
Charges for use of national grid	(1,271,326)		(882,536)		—		—
Outsourced services (1)	(1,036,667)		(983,908)		(17,327)		(6,796)
Gas purchased for resale	(1,129,295)		(789,861)		—		—
Materials (1)	(320,372)		(392,871)		(1,101)		(89)
Other operational costs (1)	(410,121)		(587,938)		(76,835)		(107,183)

	(13,559,581)		(12,061,699)		(95,263)		(114,068)
GROSS VALUE ADDED	11,883,583		11,234,860		(95,006)		(113,792)
RETENTIONS
Depreciation and amortization (1)	(619,104)		(616,783)		(761)		(351)

NET ADDED VALUE PRODUCED BY GOING CONCERN OPERATIONS	11,264,479		10,618,077		(95,767)		(114,143)
NET ADDED VALUE PRODUCED BY DISCONTINUED OPERATIONS	35,648		—		25,634		—
ADDED VALUE RECEIVED BY TRANSFER
Share of (loss) profit, net, of associates and joint ventures	(75,986)		(20,680)		780,029		320,979
Finance income	851,462		550,065		28,962		84,893

ADDED VALUE TO BE DISTRIBUTED	12,075,603		11,147,462		738,858		291,729

DISTRIBUTION OF ADDED VALUE
		%		%		%		%

Employees	1,178,568	9.77	1,507,087	13.52	61,658	8.34	65,849	22.56
Direct remuneration	755,504	6.26	850,936	7.63	25,933	3.51	26,795	9.18
Post-employment obligations and Other benefits	349,619	2.90	406,373	3.65	32,766	4.43	31,928	10.94
FGTS	47,779	0.40	52,452	0.47	1,138	0.15	1,891	0.65
Programmed Voluntary Retirement Plan	25,666	0.21	197,326	1.77	1,821	0.25	5,235	1.79
Taxes	8,065,427	66.79	7,833,994	70.28	(37,804)	(5.11)	62,821	21.54
Federal	4,094,793	33.91	3,351,706	30.07	(38,382)	(5.19)	62,186	21.32
State	3,960,135	32.79	4,472,137	40.12	283	0.04	485	0.17
Municipal	10,499	0.09	10,151	0.09	295	0.04	150	0.05
Remuneration of external capital	2,133,359	17.66	1,409,199	12.64	17,273	2.34	(233,691)	(80.11)
Interest	2,060,541	17.06	1,326,887	11.90	13,457	1.82	(236,553)	(81.09)
Rentals	72,818	0.60	82,312	0.74	3,816	0.52	2,862	0.98
Remuneration of own capital	698,249	5.78	397,182	3.56	697,731	94.43	396,750	136.00
Retained earnings	697,731	5.78	396,750	3.56	697,731	94.43	396,750	136.00
Non-controlling interest in Retained earnings	518	—	432	—	—	—	—	—

	12,075,603	100.00	11,147,462	100.00	738,858	100.00	291,729	100.00

(1)	Includes the effect of net incomes arising from the discontinued operations.

The Condensed Notes are an integral part of the interim financial information.

CONDENSED NOTES TO THE INTERIM FINANCIAL INFORMATION

FOR THE NINE-MONTH PERIOD ENDED AS OF SEPTEMBER 30, 2018

(In Thousands of Brazilian Reais – except where otherwise indicated)

1.	OPERATING CONTEXT

a)	The Company

Companhia Energética de Minas Gerais (´Parent company’ or ‘Holding Company’) is a listed corporation, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded on the São Paulo Stock Exchange (‘B3’) at Corporate Governance Level 1; through ADRs on the New York Stock Exchange (‘NYSE’); and on the stock exchange of Madrid (‘Latibex’). It is domiciled in Brazil, Belo Horizonte, Minas Gerais. It operates exclusively as a holding company, with subsidiaries and investments in associates or jointly controlled entities (collectively referred to as “Cemig” or the “the Company”), which are engaged in the construction and operation of infrastructure used in the generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of the energy sector, for the purpose of commercial operation.

As of September 30, 2018, Company’s current liabilities exceeded its current assets by R$ 553,106 in the holding company, mainly due to the loan contract signed with its subsidiary Cemig Geração e Transmissão S.A. (“Cemig GT”), in the amount of R$ 400,000 (more details in note 28). The Company presented positive consolidated net working capital of R$ 1,660,603. In the period from January to September of 2018, the Company generated positive operating cash flows in the amounts of R$ 527,938 and R$ 725,031, in the holding company and consolidated, respectively (R$ 345,481 and R$ 2,142,861 in the prior year). In addition, on September 30, 2018 Company’s consolidated indebtedness loans, financings and debentures on current and non-current liabilities totaled R$ 2,392,155 and R$ 13,001,900, respectively.

As part of the Company indebtedness management, in July 2018 the subsidiary Cemig GT issued new Eurobonds for an amount of US$ 500 million (R$ 1,9 billion), through Eurobonds’ reopening originally issued in December 2017, with maturity in 2024 and a half-yearly coupon of 9.25% p.a.. In addition, in 2018 Cemig GT made early settlement of debts in the amount of R$ 1.3 billion, which had been contracted at a cost of 140% of the CDI rate, with original maturity in December 2021. These initiatives have balanced the Company’s cash flows, extended average debt maturities, and improved credit quality.

Based on the facts and circumstances that existed on this reporting date, Management has evaluated the Company’s ability to continue on a going concern basis and is convinced that its operations have the capacity to generate funds to continue its business in the future. In addition, Management is not aware of any material uncertainties that could generate significant doubts about its ability to continue operating. Therefore, these interim financial information have been prepared on a going concern basis.

Merger of Cemig Telecomunicações S.A. (‘Cemig Telecom’) and sale of telecom assets

On March 31, 2018, Cemig completed the merger of its wholly-owned subsidiary Cemig Telecom at book value. As a result, Cemig Telecom has been wound up and Cemig has taken over all the subsidiary’s assets, rights and obligations. Considering this is a wholly-owned subsidiary merger there has not been capital increase nor new shares issuance. The Cemig Telecom shares have been extinguished on the merger date.

The balance sheet of Cemig Telecom used for the merger, at March 31, 2018, is as follows:

	Mar. 31, 2018		Mar. 31, 2018
Assets		Liabilities
Current	24,986	Current	33,816
Non-current		Non-current	55,407
Non-current assets	15,313		—
Investments	17,116		—
Net PP&E	271,766		—
Intangible assets	11,716		—

	315,911	Equity	251,674

Total assets	340,897	Total liabilities and Equity	340,897

The Company’s Management completed on November 1, 2018, the sale process of the assets merged from Cemig Telecom. See details in Note 30.

Changes in the Company’s by-laws – improvement of corporate governance

On June 11, 2018 a General Meeting of Shareholders approved changes to the Company’s by-laws, to formalize best corporate governance practices and meet the requirements of Law 13303/2016 (the ‘State Companies Law’). The improvements now formally incorporated in the by-laws include:

◾

Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC Best Corporate Governance Practices Code, and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index.

◾	Creation of the Audit Committee (Comitê de Auditoria). The Fiscal Council (Conselho Fiscal) remains in existence.

The changes in the by-laws have had no effect on the Company’s dividend policy.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), Technical Pronouncement 21 (R1) – ‘CPC 21’, which applies to interim financial information, and the rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), applicable to preparation of Interim Financial Information (Informações Trimestrais, or ITR).

This interim financial information have been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the December 31, 2017 financial statements, except for the adoption of new pronouncements that came into force as from January 1, 2018, which impacts are presented in Note 2.2 to this interim financial information.

Thus, this consolidated interim financial information should be read in conjunction with the said financial statements, approved by the Company’s Fiscal Council on March 28, 2018.

Material information in the interim financial information is being disclosed, which is used by Management in its administration of the Company.

The Company’s Executive Board authorized the issuance of this interim financial information on August 13, 2018 and on November 27, 2018 the company authorized its restatement to reflect the effect of adjustments described in note 2.3.

2.2	Adoption of new pronouncements effective as from January 1, 2018

IFRS 15/CPC 47 – Revenue from contracts with customers

IFRS 15/CPC 47 – Revenue from contracts with customers establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount which reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. This new pronouncement will supersede all current requirements for recognition of revenue under the CPCs/IFRS. Additionally, IFRS 15/CPC 47 establishes requirements for more detailed presentation and disclosure than the standards currently in effect.

The Company and its subsidiaries adopted the new standard based on the prospective method, with the impacts accounted for as of January 1, 2018.

The Company and its subsidiaries performed an assessment of the five steps for recognition and measurement of revenue, as required by IFRS 15/CPC 47:

1.	Identify the contracts signed with its customers;

2.	Identify the performance obligations in each type of contract;

3.	Determine the price of each type of transaction;

4.	Allocate the price to the performance obligations contained in the contract; and

5.	Recognize the revenue when (or to the extent that) the entity satisfies each performance obligation of the contract.

The impact of the adoption of this pronouncement occurred in the recognition of reimbursements to customers resulting from the penalties for breach of quality indicators in the electricity supply, mainly the indicators DIC, FIC, DMIC and DICRI, as a reduction of revenues from use of the distribution network (TUSD). Until December 31, 2017, these reimbursements were recognized as operating expense.

This table shows the impact of adoption of IFRS 15 (CPC 47) on the statement of income for the periods of nine and three months ended September 30, 2018:

	Jan to Sep 2018 with adoption of IFRS 15/CPC 47 (Restated)	Adjustment (1) IFRS 15/CPC 47	Jan to Sep 2018 without adoption of IFRS 15/CPC 47 (Restated)
GOING CONCERN OPERATIONS
NET REVENUE	16,794,251	31,596	16,825,847
OPERATING COSTS	(13,340,218)	—	(13,340,218)
OPERATING EXPENSES	(1,240,002)	(31,596)	(1,271,598)
Share of (loss) profit, net, of associates and joint ventures	(75,986)	—	(75,986)
Net Finance income (expenses)	(1,187,330)	—	(1,187,330)
Income and Social Contribution taxes	(288,114)	—	(288,114)

Net income from going concern operations in the period	662,601	—	662,601

	Jul to Sep 2018 with adoption of IFRS 15/CPC 47 (Restated)	Adjustment (1) IFRS 15/CPC 47	Jul to Sep 2018 without adoption of IFRS 15/CPC 47 (Restated)
GOING CONCERN OPERATIONS
NET REVENUE	6,252,282	5,915	6,258,197
OPERATING COSTS	(5,122,090)	—	(5,122,090)
OPERATING EXPENSES	(400,208)	(5,915)	(406,123)
Share of (loss) profit, net, of associates and joint ventures	(49,753)	—	(49,753)
Net Finance income (expenses)	(332,698)	—	(332,698)
Income and Social Contribution taxes	(117,269)	—	(117,269)

Net income from going concern operations in the period	230,264	—	230,264

(1)	Refers to penalties for violation of energy supply quality indicators, mainly the indicators DIC, FIC, DMIC and DICRI, reclassified from Other operational revenue (expenses).

IFRS 9/CPC 48 – Financial instruments

IFRS 9/CPC 48 establishes that all financial activities recognized that are within the scope of IAS 39 (equivalent to CPC 38) should subsequently be measured at amortized cost or fair value, reflecting the business model in which the assets are administered, and their cash flow characteristics, not affecting accounting recognition of the Company’s financial assets and liabilities. IFRS 9/CPC 48 contains three categories of accounting for financial instruments: Amortized cost; Fair value through other comprehensive income; and fair value through profit or loss.

The standard has eliminated the existing categories under IAS 39/CPC 38 and, thus, the Company and its subsidiaries have reclassified those categories to comply with the new standard, as follows:

Consolidated	Classification
	IFRS 39/CPC 38	IFRS 9/CPC 48
Financial assets:
Cash equivalents – Investments	Loans and receivables	Amortized cost
Securities – Investments (1)	Held to maturity	Amortized cost
Securities – Investments (1)	Available for sale	Fair value through profit or loss
Customers and Traders; Concession holders (Transport of energy)	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Advances to suppliers	Loans and receivables	Amortized cost
Accounts receivable from the State of Minas Gerais	Loans and receivables	Amortized cost
Receivables from related parties	Loans and receivables	Amortized cost
Concession financial assets – CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Loans and receivables	Amortized cost
Reimbursement of tariff subsidies	Loans and receivables	Amortized cost
Low-income subsidy	Loans and receivables	Amortized cost
Escrow deposits	Loans and receivables	Amortized cost
Derivative financial instruments (swap transactions)	Fair value through profit or loss	Fair value through profit or loss
Concession financial assets – Transmission – Assets remunerated by tariff	Loans and receivables (2)	Fair value through profit or loss
Concession financial assets – Distribution infrastructure	Available for sale	Fair value through profit or loss
Indemnities receivable – Transmission	Loans and receivables (2)	Fair value through profit or loss
Indemnities receivable – Generation	Loans and receivables (2)	Fair value through profit or loss
Concession grant fee – Generation concessions	Loans and receivables	Amortized cost
Other	Loans and receivables	Amortized cost
Financial liabilities
Loans, financings and debentures	Amortized cost	Amortized cost
Debt agreed with pension fund (Forluz)	Amortized cost	Amortized cost
Concession financial liabilities – CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	Amortized cost	Amortized cost
Concessions payable	Amortized cost	Amortized cost
The Minas Gerais State Tax Amnesty Plan (PRCT)	Amortized cost	Amortized cost
Suppliers	Amortized cost	Amortized cost
Advances from clients	Amortized cost	Amortized cost
Derivative financial instruments (swap transactions)	Fair value through profit or loss	Fair value through profit or loss
Derivative financial instruments – Put options	Fair value through profit or loss	Fair value through profit or loss

(1)	The Company has ‘securities’ with various classifications under IFRS 9 / CPC 48.
(2)	Recognized at their nominal realization values, which are similar to fair value.

Impairment

The material impact resulting from the adoption of the standard as from January 1, 2018 is related to the impairment of trade accounts receivable.

The new pronouncement also establishes that in relation to the impairment losses of financial assets, the expectation of loss model in the credit is no longer losses incurred, but a prospective model of expected credit losses, based on probabilities.

Based on the new pronouncement, provisions for expected losses were measured based on the losses expected in the next 12 months, as a function of the potential default events, or losses of credit expected for the whole life of a financial instrument, if the credit risk has significantly increased since its initial recognition.

The Company and its subsidiaries have adopted, in its analyses, a simplified approach, considering that the balance of its accounts receivable from clients do not have a significant financial component, and have calculated the expectation of loss considering the historic average of non-collection over the total billed in each month (based on the last 12 months of billing), segregated by type of customers and projected for the next 12 months, taking into account the aging of receivables, including those not yet due. The estimated loss for the past due balances of customers who renegotiated their debt has been calculated based on the maturity date of the original invoice, with the new terms negotiated not being taken into account. For the balances that are more than 12 months past due, expectation of total loss was assumed.

The estimated effects at January 1, 2018 arising from adoption of IFRS 9/CPC 48, resulted in an increase in the provision for doubtful accounts and a corresponding effect in Equity, as follows:

Jan. 1, 2018
Customers and Traders; Transport of energy (a)	150,114
Reflex of the adjustment due to the jointly controlled—Light	82,770
Deferred income and Social Contribution taxes (a)	(51,038)

181,846

(a)	Refers to estimated losses on doubtful accounts receivable from customers of Cemig D.

2.3	Restatement of the interim financial information

As mentioned in Note 32, on May 28, 2018 Aneel confirmed the result of the Fourth Tariff Review of Cemig Distribuição S.A. (‘Cemig D’), a wholly-owned subsidiary of the Company. Part of this result comprised direct pass-throughs to the tariff of amounts arising from variations in non-manageable costs (‘Portion A’), arising primarily from: purchase of power supply, transmission charges, and other financial components of the tariff, for which Cemig D recorded the accounting effects as from May 2018.

After publication of the interim financial information for the quarter and nine months ended September 30, 2018, differences were identified in the accounting of the amortization of certain concession financial assets and liabilities related to CVA Account (Portion A Compensation) and Other Financial Components approved in the tariff review referred to above. The effect of these differences on the individual interim financial information of the Company is limited to the share of profit, recorded by the equity method, related to the equity ownership that the Company holds in Cemig D. As a result, the Company and its subsidiary have opted to restate the individual and consolidated interim financial information, so as to better reflect their financial position and operational performance. These changes caused no effects on the individual and consolidated financial statements for the year ended December 31, 2017, which are presented for the purposes of comparison, nor in the individual and consolidated financial statements for the quarter ended March 31, 2018.

Based on the orientation given in CPC 23 / IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the Interim financial information is being restated with the following adjustments:

(a)

Correction of the divergences in the accounting of the amortization of certain Concession financial assets and liabilities related to the CVA (Variation in ‘Portion A’ Items) account and Other Financial Components approved in the Tariff Review of May 28, 2018 – in the net amounts of R$ 326,490 and R$ 244,867 for the nine and three-month periods ended September 30, 2018, respectively.

(b)

Effects of the adjustment indicated item (a) on calculations of current and deferred income tax and social contribution tax, in the amount of R$ R$ 64,386 and R$ 29,857, respectively, for the nine-month period ended September 30, 2018 and R$ 48,011 and R$ 22,377, respectively, for the three-month period then ended.

(c)

Effects of the adjustment indicated in item (a) on calculations of Pasep and Cofins taxes, in the amounts of R$ 30,200 and R$ 22,650 for the nine and three-month periods ended September 30, 2018, respectively.

(d)

Effects of the adjustment indicated in item (a) on calculations of the regulatory charges, in the amounts of R$ 2,936 and R$ 2,202 for the nine and three-month periods ended September 30, 2018, respectively.

(e)

Aggregate effect, in penalty payment and arrears interest, arising from the calculations of Income tax and Social Contribution tax, Pasep and Cofins, and regulatory charges in the amount of R$ 414, R$ 194 and R$ 27, respectively, for the nine and three-month periods ended September 30, 2018.

(f)

Net aggregate effects of the adjustments indicated in items (a), (b), (c), (d) and (e), in calculation of the gain by the equity method arising from the Company’s investment in Cemig D in the amounts of R$ 198,476 and R$ 148,992, for the nine and three-month periods ended September 30, 2018, respectively.

(g)	Net effect of all the adjustments, in the amounts of R$ 198,476 and R$ 148,992 in the profit of the nine and three-month periods ended September 30, 2018, respectively.

STATEMENTS OF FINANCIAL POSITION

	Consolidated			Holding company
Assets	Sep. 30, 2018	Adjustments	Sep. 30, 2018 (Restated)	Sep. 30, 2018	Adjustments	Sep. 30, 2018 (Restated)
CURRENT
Concession financial assets (a)	818,517	100,217	918,734	—	—	—
Income and Social Contribution taxes recoverable (b) and (e)	386,235	(64,800)	321,435	26,728	—	26,728
Other	8,015,150	—	8,015,150	611,960	—	611,960

	9,219,902	35,417	9,255,319	638,688	—	638,688
Assets classified as Held for sale	281,197	—	281,197	281,197	—	281,197

TOTAL, CURRENT	9,501,099	35,417	9,536,516	919,885	—	919,885

NON-CURRENT
Deferred income and Social Contribution taxes (b)	1,960,631	(29,857)	1,930,774	789,615	—	789,615
Investments – Equity method (g)	7,637,095	—	7,637,095	14,565,141	198,476	14,763,617
Other	24,078,711	—	24,078,711	585,674	—	585,674

TOTAL, NON-CURRENT	33,676,437	(29,857)	33,646,580	15,940,430	198,476	16,138,906

TOTAL ASSETS	43,177,536	5,560	43,183,096	16,860,315	198,476	17,058,791

	Consolidated			Holding company
Liabilities	Sep. 30, 2018	Adjustments	Sep. 30, 2018 (Restated)	Sep. 30, 2018	Adjustments	Sep. 30, 2018 (Restated)
CURRENT
Regulatory charges (d) and (e)	417,686	908	418,594	5,837	—	5,837
Taxes payable (c) and (e)	376,533	30,394	406,927	8,355	—	8,355
Concession financial liabilities (a)	226,273	(226,273)	—	—	—	—
Other obligations	7,044,475	—	7,044,475	1,452,882	—	1,452,882

	8,064,967	(194,971)	7,869,996	1,467,074	—	1,467,074
Liabilities directly associated with assets classified as held for sale	5,917	—	5,917	5,917	—	5,917

TOTAL, CURRENT	8,070,884	(194,971)	7,875,913	1,472,991	—	1,472,991

NON-CURRENT
Regulatory charges (d) and (e)	277,327	2,055	279,382	—	—	—
Other obligations	20,054,950	—	20,054,950	576,508	—	576,508

TOTAL, NON-CURRENT	20,332,277	2,055	20,334,332	617,266	—	617,266

TOTAL LIABILITIES	28,403,161	(192,916)	28,210,245	2,090,257	—	2,090,257

EQUITY
Share capital	7,293,763	—	7,293,763	7,293,763	—	7,293,763
Capital reserves	2,249,721	—	2,249,721	2,249,721	—	2,249,721
Profit reserves	5,728,574	—	5,728,574	5,728,574	—	5,728,574
Equity valuation adjustments	(861,862)	—	(861,862)	(861,862)	—	(861,862)
Subscription of shares, to be capitalized	—	—	—	—	—	—
Retained earnings (g)	359,862	198,476	558,338	359,862	198,476	558,338

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	14,770,058	198,476	14,968,534	14,770,058	198,476	14,968,534

NON-CONTROLLING INTERESTS TOTAL EQUITY	4,317	—	4,317	—	—	—

TOTAL EQUITY	14,774,375	198,476	14,972,851	14,770,058	198,476	14,968,534

TOTAL LIABILITIES AND EQUITY	43,177,536	5,560	43,183,096	16,860,315	198,476	17,058,791

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

	Consolidated			Holding company
	Jan to Sep 2018	Adjustments	Jan to Sep 2018 (Restated)	Jan to Sep 2018	Adjustments	Jan to Sep 2018 (Restated)
Going concern operations
Net revenue (a), (c) and (d)	16,500,897	293,354	16,794,251	233	—	233
Total cost	(13,340,218)	—	(13,340,218)	—	—	—

GROSS PROFIT	3,160,679	293,354	3,454,033	233	—	233
Operating expenses	(1,240,002)	—	(1,240,002)	(165,668)	—	(165,668)
Share of (loss) profit, net, of associates and joint ventures (f)	(75,986)	—	(75,986)	581,553	198,476	780,029

Income before finance income (expenses) and taxes	1,844,691	293,354	2,138,045	416,118	198,476	614,594
Finance income	851,462	—	851,462	28,962	—	28,962
Finance expenses (e)	(2,038,157)	(635)	(2,038,792)	(13,457)	—	(13,457)

Income before income tax and Social Contribution tax	657,996	292,719	950,715	431,623	198,476	630,099
Current income and Social Contribution taxes (b)	(314,845)	(64,386)	(379,231)	—	—	—
Deferred income and Social Contribution taxes (b)	120,974	(29,857)	91,117	41,998	—	41,998

Net income (loss) for the period from going concern operations	464,125	198,476	662,601	473,621	198,476	672,097

Net income (loss) for the period from discontinued operations	35,648	—	35,648	25,634	—	25,634

Net income (loss) for the period (g)	499,773	198,476	698,249	499,255	198,476	697,731

Basic and diluted earnings (loss) per share – R$	0.34	0.14	0.48	0.34	0.14	0.48

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

	Consolidated			Holding company
	Jul to Sep 2018	Adjustments	Jul to Sep 2018 (Restated)	Jul to Sep 2018	Adjustments	Jul to Sep 2018 (Restated)
Net revenue (a), (c) and (d)	6,032,267	220,015	6,252,282	87	—	87
Total cost	(5,122,090)	—	(5,122,090)	—	—	—

GROSS PROFIT	910,177	220,015	1,130,192	87	—	87
Operating expenses	(400,208)	—	(400,208)	(23,496)	—	(23,496)
Share of (loss) profit, net, of associates and joint ventures (f)	(49,753)	—	(49,753)	101,234	148,992	250,226

Income before finance income (expenses) and taxes	460,216	220,015	680,231	77,825	148,992	226,817
Finance income	362,795	—	362,795	10,170	—	10,170
Finance expenses (e)	(694,858)	(635)	(695,493)	(10,372)	—	(10,372)

Income before income tax and Social Contribution tax	128,153	219,380	347,533	77,623	148,992	226,615
Current income and Social Contribution taxes (b)	(134,801)	(48,011)	(182,812)	—	—	—
Deferred income and Social Contribution taxes (b)	87,920	(22,377)	65,543	3,429	—	3,429

Net income (loss) for the period from going concern operations	81,272	148,992	230,264	81,052	148,992	230,044

Net income (loss) for the period from discontinued operations	14,276	—	14,276	14,276	—	14,276

Net income (loss) for the period (g)	95,548	148,992	244,540	95,328	148,992	244,320

Basic and diluted earnings (loss) per share – R$	0.07	0.10	0.17	0.07	0.10	0.17

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

	Consolidated			Holding company
	Jan to Sep 2018	Adjustments	Jan to Sep 2018 (Restated)	Jan to Sep 2018	Adjustments	Jan to Sep 2018 (Restated)
Net income for the period (g)	499,773	198,476	698,249	499,255	198,476	697,731
Other comprehensive income	(408)	—	(408)	(408)	—	(408)

Comprehensive income for the period	499,365	198,476	697,841	498,847	198,476	697,323

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

	Consolidated			Holding company
	Jul to Sep 2018	Adjustments	Jul to Sep 2018 (Restated)	Jul to Sep 2018	Adjustments	Jul to Sep 2018 (Restated)
Net income for the period (g)	95,548	148,992	244,540	95,328	148,992	244,320

Other comprehensive income	8	—	8	8	—	8

Comprehensive income for the period	95,556	148,992	244,548	95,336	148,992	244,328

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018

	Consolidated			Holding company
	Jan to Sep 2018	Adjustments	Jan to Sep 2018 (Restated)	Jan to Sep 2018	Adjustments	Jan to Sep 2018 (Restated)
CASH FLOW FROM OPERATIONS
Net income for the period from going concern operations (g)	464,125	198,476	662,601	473,621	198,476	672,097
Adjustments to reconcile net income to net cash flows
Income tax and Social Contribution taxes (b)	193,871	94,243	288,114	(41,998)	—	(41,998)
Share of profit (loss) in associates and joint ventures (f)	75,986	—	75,986	(581,553)	(198,476)	(780,029)
Interest, monetary variation and updating of Concession financial assets (e)	437,816	635	438,451	(35,988)	—	(35,988)
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (a)	(1,457,300)	(326,490)	(1,783,790)	—	—	—
Others	1,815,966	—	1,815,966	106,136	—	106,136

	1,530,464	(33,136)	1,497,328	(79,782)	—	(79,782)

(Increase) / decrease in assets	977,385	—	977,385	616,244		616,244

Increase (decrease) in liabilities
Taxes payable (c)	(161,609)	30,200	(131,409)	6,237	—	6,237
Regulatory charges (d)	(87,240)	2,936	(84,304)	5,837	—	5,837
Others	(333,269)	—	(333,269)	(19,660)	—	(19,660)

	(582,118)	33,136	(548,982)	(7,586)	—	(7,586)

Cash generated by going concern operations	1,925,731	—	1,925,731	528,876	—	528,876

Interest paid on loans and financings	(834,053)	—	(834,053)	(787)	—	(787)
Income and Social Contribution taxes paid	(379,628)	—	(379,628)	(151)	—	(151)
Settlement of derivative financial instruments (Swap)	12,981	—	12,981	—	—	—

NET CASH FROM (USED IN) GOING CONCERN OPERATIONS	725,031	—	725,031	527,938	—	527,938

Net cash from (used in) Discontinued operations	51,271	—	51,271	43,310	—	43,310

NET CASH FROM (USED IN) OPERATING ACTIVITIES	776,302	—	776,302	571,248	—	571,248

NET CASH FROM (USED IN) INVESTING IN GOING CONCERN OPERATIONS	(353,923)	—	(353,923)	(1,070,070)	—	(1,070,070)
Net cash used in investment activities—discontinued operations	(7,631)	—	(7,631)	—	—	—

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(361,554)	—	(361,554)	(1,070,070)	—	(1,070,070)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	48,378	—	48,378	500,124	—	500,124
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	463,126	—	463,126	1,302	—	1,302

Cash and cash equivalents at the beginning of the period	1,030,257		1,030,257	38,672		38,672

Cash and cash equivalents at the end of the period	1,493,383	—	1,493,383	39,974	—	39,974

STATEMENTS OF ADDED VALUE

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

	Consolidated			Holding company
	Jan to Sep 2018	Adjustments	Jan to Sep 2018 (Restated)	Jan to Sep 2018	Adjustments	Jan to Sep 2018 (Restated)
Gross value added (a)	11,557,093	326,490	11,883,583	(95,006)	—	(95,006)
Retentions	(619,104)	—	(619,104)	(761)	—	(761)

Net added value produced by going concern operations	10,937,989	326,490	11,264,479	(95,767)	—	(95,767)
Net added value produced by discontinued operations	35,648	—	35,648	25,634	—	25,634
Added value received by transfer (f)	775,476	—	775,476	610,515	198,476	808,991

Added value to be distributed	11,749,113	326,490	12,075,603	540,382	198,476	738,858

Distribution of added value
Employees	1,178,568	—	1,178,568	61,658	—	61,658
Taxes (b), (c) and (d)	7,938,048	127,379	8,065,427	(37,804)	—	(37,804)
Remuneration of external capital (e)	2,132,724	635	2,133,359	17,273	—	17,273
Remuneration of own capital (g)	499,773	198,476	698,249	499,255	198,476	697,731

	11,749,113	326,490	12,075,603	540,382	198,476	738,858

1.1	Correlation between the Explanatory Notes published in the annual financial statements and those in the interim financial information

The table below shows the correlation between the Explanatory Notes published in the financial statements at December 31, 2017 and the Interim financial information at September 30, 2018.

The Company understands that this interim financial information presents the material updating of information relating to its financial position, and its results for the nine-month period ended September 30, 2018, in compliance with the requirements for disclosure stated by the CVM (Brazilian Securities Commission).

Number of the Note		Title of the Note
Dec. 31, 2017	Sep. 30, 2018
1	1	Operational context
2	2	Basis of preparation
3	3	Consolidation principles
4	4	Concessions and authorizations
5	31	Operational segments
6	5	Cash and cash equivalents
7	6	Securities
8	7	Customers and traders; Concession holders (transport of energy)
9	8	Recoverable taxes
10	9	Income and Social Contribution tax
11	10	Restricted cash
12	11	Accounts Receivable from the State of Minas Gerais
13	12	Escrow deposits
14	13	Reimbursement of tariff subsidies
15	14	Concession financial assets and liabilities
16	15	Investments
17	16	Property, plant and equipment
18	17	Intangible assets
19	18	Suppliers
20	19	Taxes payable, Income tax and Social Contribution tax and amounts to be reimbursed to customers
21	20	Loans, financings and debentures
22	21	Regulatory charges
23	22	Post-retirement obligations
24	23	Provisions
25	24	Equity and remuneration to shareholders
26	25	Revenue
27	26	Operating costs and expenses
28	27	Finance income and expenses
29	28	Related party transactions
30	29	Financial instruments and risk management
31	29	Measurement at fair value
—	30	Assets classified as held for sale
34	32	Annual tariff adjustment
35	33	Transactions not involving cash
36	34	Subsequent events

The Notes to the 2017 financial statements that have not been included in these interim financial information because they had no material changes, and/or were not applicable to the interim information, are as follows:

Number	Title of the Note
32	Insurance
33	Commitments

3.	PRINCIPLES OF CONSOLIDATION

The reporting dates for the interim financial information of subsidiaries (used for consolidation) and jointly-controlled and affiliated entities (used for the purposes of equity method calculation) coincide with those of the Company. Accounting practices are applied uniformly in line with those used by the Company.

The following subsidiaries are included in the consolidated interim financial information:

Subsidiary	Criteria	Sep. 30, 2018	Dec. 31, 2017
		Direct interest, %	Direct interest, %
Cemig Geração e Transmissão	Consolidated	100.00	100.00
Cemig Distribuição	Consolidated	100.00	100.00
Gasmig	Consolidated	99.57	99.57
Cemig Telecom (2)	Consolidated	—	100.00
Rosal Energia	Consolidated	100.00	100.00
Sá Carvalho	Consolidated	100.00	100.00
Horizontes Energia	Consolidated	100.00	100.00
Cemig Geração Distribuída (Usina Térmica Ipatinga) (1)	Consolidated	100.00	100.00
Cemig PCH	Consolidated	100.00	100.00
Cemig Trading	Consolidated	100.00	100.00
Efficientia	Consolidated	100.00	100.00
Cemig Comercializadora de Energia Incentivada	Consolidated	100.00	100.00
UTE Barreiro	Consolidated	100.00	100.00
Empresa de Serviços e Comercialização de Energia Elétrica	Consolidated	100.00	100.00
Luce Empreendimentos e Participações S.A.	Consolidated	100.00	100.00

(1)	In 2018, the corporate name of UTE Ipatinga was changed to Cemig Geração Distribuída S.A.
(2)	Company merged into Cemig on March 31, 2018.

4.	CONCESSIONS AND AUTHORIZATIONS

Cemig and its subsidiaries hold the following concessions and authorizations with ANEEL:

	Company holding concession or authorization	Concession or authorization contract	Expiration date
POWER GENERATION
Hydroelectric plants
Emborcação (1)	Cemig GT	07/1997	07/2025
Nova Ponte (1)	Cemig GT	07/1997	07/2025
Santa Luzia (1)	Cemig GT	07/1997	02/2026
Sá Carvalho (1)	Sá Carvalho	01/2004	12/2024
Rosal (1)	Rosal Energia	01/1997	05/2032
Machado Mineiro (1) Salto Voltão (1) Salto Paraopeba (1) Salto do Passo Velho (1)	Horizontes Energia	Resolution 331/2002	07/2025 10/2030 10/2030 10/2030
PCH Pai Joaquim (1)	Cemig PCH	Resolution 377/2005	04/2032
Irapé (1)	Cemig GT	14/2000	02/2035
Queimado (Consortium) (1)	Cemig GT	06/1997	01/2033
Salto Morais (1)	Cemig GT	02/2013	07/2020
Rio de Pedras (1)	Cemig GT	02/2013	09/2024
Luiz Dias (1)	Cemig GT	02/2013	08/2025
Poço Fundo (1)	Cemig GT	02/2013	08/2025
São Bernardo (1)	Cemig GT	02/2013	08/2025
Xicão (1)	Cemig GT	02/2013	08/2025
Três Marias (2)	Cemig Geração Três Marias	08/2016	01/2046
Salto Grande (2)	Cemig Geração Salto Grande	09/2016	01/2046
Itutinga (2)	Cemig Geração Itutinga	10/2016	01/2046
Camargos (2)	Cemig Geração Camargos	11/2016	01/2046
Coronel Domiciano, Joasal, Marmelos, Paciência and Piau (2)	Cemig Geração Sul	12/2016 and 13/2016	01/2046
Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras (2)	Cemig Geração Leste	14/2016 and 15/2016	01/2046
Cajurú, Gafanhoto and Martins (2)	Cemig Geração Oeste	16/2016	01/2046
Thermal plants
Igarapé (1)	Cemig GT	07/1997	08/2024
POWER TRANSMISSION
National grid (3)	Cemig GT	006/1997	01/2043
Itajubá Substation (3)	Cemig GT	79/2000	10/2030
ELECTRICITY DISTRIBUTION (4)	Cemig D	002/1997 003/1997 004/1997 005/1997	12/2045
GAS DISTRIBUTION (4)	Gasmig	State Law 11,021/1993	01/2053

(1)

Generation concession contracts that are not within the scope of ICPC 01/IFRC 12, whose infrastructure assets are recorded as PP&E since the concession grantor does not have control over whom the service is provided to as the output is being sold mainly in the Free Market (‘ACL’).

(2)	Generation concession contracts whose revenue related to the Concession Grant Fee is within the scope of ICPC 01 /IFRIC 12, and is classified as concession financial assets.
(3)

Transmission concession contracts that are within the scope of ICPC 01/IFRIC 12, considering the financial asset model, andthe income and costs of the construction works related to the formation of the financial asset is recognized as expenses are incurred. The financial asset to be reimbursed is identified when the implementation of the infrastructure is finalized and included as remuneration for the services of implementation of the infrastructure.

(4)	Concession contracts that are within the scope of ICPC 01 /IFRIC 12 and under which the concession infrastructure assets are recorded under the intangible and financial assets bifurcation model.

5.	CASH AND CASH EQUIVALENTS

	Consolidated		Holding Company
	Sep. 30, 2018	Dec. 31, 2017	Sep. 30, 2018	Dec. 31, 2017
Bank accounts	100,181	113,495	4,472	4,645
Cash equivalents
Bank certificates of deposit (CDBs) (1)	1,256,652	685,826	31,161	20,799
Overnight (2)	136,550	226,629	4,341	13,228
Others	—	4,307	—	—

	1,393,202	916,762	35,502	34,027

	1,493,383	1,030,257	39,974	38,672

(1)

Bank Certificates of Deposit (Certificados de Depósito Bancário, or CDBs), accrued interest at 60% to 106% of the CDI Rate (Interbank Rate for Interbank Certificates of Deposit or Certificados de Depósito Inter-bancário – CDIs) published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) on September 30, 2018 (50% to 106% on December 31, 2017). For these CDBs, the Company has repo transactions which state, on their trading notes, the bank’s commitment to repurchase the security, on demand, on the maturity date of the transaction, or earlier, at the Company’s option.

(2)

Overnight transactions are repos available for redemption on the following day.They are usually backed by Treasury Bills, Notes or Bonds and referenced to a pre-fixed rate of 6.39%, on September 30, 2018 (6.89% on December 31, 2017). Their purpose is to settle the Company’s short-term obligations, or to be used in the acquisition of other assets with better return to replenish the portfolio.

The Company’s exposure to interest rate risks and sensitivity analysis for financial assets and liabilities are disclosed in Note 29.

6.	SECURITIES

	Consolidated		Holding Company
	Sep. 30, 2018	Dec. 31, 2017	Sep. 30, 2018	Dec. 31, 2017
Investments
Current
Bank certificates of deposit (CDBs) (1)	—	2,652	—	144
Financial Notes (LFs) – Banks (2)	247,423	303,355	7,867	17,706
Treasury Financial Notes (LFTs) (3)	315,136	739,945	10,020	43,189
Debentures (4)	7,334	10,663	361	2,142
Others	1,727	1,769	654	779

	571,620	1,058,384	18,902	63,960
Non-current
Bank certificates of deposit (CDBs) (1)	2,287	—	43	—
Financial Notes (LFs) – Banks (2)	71,332	—	2,268	—
Debentures (4)	4,840	29,753	746	1,737

	78,459	29,753	3,057	1,737

	650,079	1,088,137	21,959	65,697

(1)

Investments in Bank Certificates of Deposit – CDBs – accrued interest at a percentage of the Interbank Certificates of Deposit (CDI) rate, published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip) which was 80% on September 30, 2018 (100.25% to 105.25% on December 31, 2017).

(2)

Bank Financial Notes (Letras Financeiras, or LFs) are fixed-rate fixed-income securities, issued by banks, and that accrued interest at a percentage of the CDI rate published by the Custody and Settlement Chamber (Câmara de Custódia e Liquidação, or Cetip). The LFs accrued interest of 102% to 111.25% of the CDI rate on September 30, 2018 (102.01% to 112% on December 31, 2017).

(3)	Treasury Financial Notes (LFTs) are fixed-rate securities, their yield on which follows the daily changes in the Selic rate between the date of purchase and the date of maturity.
(4)

Debentures are medium and long-term debt securities, which give their holders a right of credit against the issuing company. The debentures have remuneration varying from 104.25% to 151% of the CDI rate on September 30, 2018 (104.25% to 161.54% on December 31, 2017).

Note 29 provides further information on these securities. Investments in securities of related parties are shown in Note 28.

7.	CUSTOMERS, TRADERS AND TRANSPORT OF ENERGY CONCESSION HOLDERS

	Consolidated
	Balances not yet due	Up to 90 days past due	More than 90 days past due	Sep. 30, 2018	Dec; 31, 2017
Billed supply	1,456,134	783,602	822,497	3,062,233	2,688,622
Unbilled supply	1,084,923	—	—	1,084,923	993,699
Other concession holders – wholesale supply	—	21,062	3,698	24,760	25,642
Other concession holders – wholesale supply, unbilled	249,050	—	—	249,050	283,061
CCEE (Wholesale Electricity Trading Chamber)	283	223,322	10,801	234,406	381,150
Concession Holders – Transport of energy	72,562	11,747	90,439	174,748	159,194
Concession Holders – Transport of energy, unbilled	204,081	—	—	204,081	177,308
(–) Provision for doubtful receivables	(57,503)	(20,494)	(685,155)	(763,152)	(567,956)

	3,009,530	1,019,239	242,280	4,271,049	4,140,720

Current assets				4,195,075	3,885,392
Non-current assets				75,974	255,328

	Holding Company
	Balances not yet due	Up to 90 days past due	More than 90 days past due	Sep. 30, 2018	Dec; 31, 2017
Billed supply (Telecom services)	17,488	3,978	22,986	44,452	—
Unbilled supply (Telecom services)	3,438	—	—	3,438	—
(–) Provision for doubtful receivables	—	—	(22,288)	(22,288)	—

	20,926	3,978	698	25,602	—

Current assets				25,602	—

Note 29 presents the Company and its subsidiaries’ exposure to credit risk related to customers and traders.

The allowance for doubtful accounts is considered to be sufficient to cover any potential losses in the realization of accounts receivable, and the breakdown by type of customers is as follows:

	Sep. 30, 2018	Dec. 31, 2017
Residential	147,319	160,482
Industrial	195,679	178,058
Commercial, services and others	185,002	117,438
Rural	33,622	17,334
Public authorities	101,840	11,984
Public lighting	5,461	4,740
Public services	26,499	10,187
Charges for use of the network (TUSD)	67,730	67,733

	763,152	567,956

Changes in the allowance for doubtful accounts are as follows:

Balance at December 31, 2016	660,105
Additions, net	191,343

Balance at September 30, 2017	851,448

Balance at December 31, 2017	567,956

Effects arising from the adoption of IFRS 9 / CPC 48 on January 1, 2018 (1)	150,114
Additions, net – recorded on results	227,789
Write-off	(182,707)

Balance at September 30, 2018	763,152

(1)	The Company recorded, on January 1, 2018, the effects arising from the adoption of IFRS 9 / CPC 48, as a result of the retained earnings. More details in Note 2 of this interim financial information.

Advances from clients

Cemig GT and Cemig D receives advance payments for the sale of energy from certain customers. Advance payments related to services not yet provided are as follows:

Balance at December 31, 2016	181,200

Addition	282,601
Supply completed	(189,355)
Monetary adjustment	37,666

Balance at September 30, 2017	312,112

Balance at December 31, 2017	232,762

Supply completed	(152,050)
Monetary adjustment	9,184

Balance at September 30, 2018	89,896

Advance payments are adjusted until the actual delivery of the power supply by Cemig GT and Cemig D under the following terms:

Sep. 30, 2018				Balance on Sep. 30, 2018	Balance on Dec. 31, 2017
Counterparty	Specified period for energy billing	Index for adjusting prepaid amounts	MWh deliverable
BTG Pactual	—	1.57% p.m.	—	—	17,287
BTG Pactual	—	1.2% p.m.	—	—	25,633
Deal Comercializadora	—	1.2% p.m.	—	—	772
White Martins Gases Industriais Ltda	until March 2019	124% of CDI	143,094	76,042	147,066
White Martins Gases Industriais Ltda (1)	until March 2019	124% of CDI	—	13,854	42,004

				89,896	232,762

(1)	Advance repayable by Cemig D, under an agreement for prepayment of the Contract for Use of the Distribution System (CUSD), comprising the components transport, losses and charges.

Revenue from advanced sales of power supply is recognized in the statement of income only when the supply actually take place.

8.	RECOVERABLE TAXES

	Consolidated		Holding Company
	Sep. 30, 2018	Dec. 31, 2017	Sep. 30, 2018	Dec. 31, 2017
Current
ICMS (VAT)	101,758	71,430	3,265	—
ICMS – advance payment (1)	754,513		—
PIS and Pasep	6,250	12,130	20	6
Cofins	31,123	56,023	107	37
Others	17,423	34,207	100	—

	911,067	173,790	3,492	43
Non-current
ICMS (VAT)	226,939	224,752	2,105	—
PIS and Pasep	43	569	3	2
Cofins	196	3,131	12	12
Others	2,226	2,226	1,795	1,796

	229,404	230,678	3,915	1,810

	1,140,471	404,468	7,407	1,853

(1)

On September 14, 2018 the State of Minas Gerais issued Decree 47488 ordering that payments of ICMS tax relating to November and December 2018 should be paid on September 20, 2018. The ICMS tax paid, in the amount of R$ 697,360 from Cemig D and R$ 55,854 from Cemig GT, is being updated at the Selic rate until the date of payment of the remaining balance and was defined based on 75% of the amount paid by Cemig D and Cemig GT in August 2018. The remaining balance for the months of November and December 2018 will be paid by December 7, 2018 and January 8, 2019, respectively. The updated balance at September 30, 2018 is R$ 754,513 (R$ 698,563 from Cemig D and R$ 55,950 from Cemig GT).

The ICMS (VAT) credits that are reported in non-current assets arise from acquisitions of property, plant and equipment, and intangible assets, and can be offset against taxes payable in the next 48 months. The transfer to non-current was made in accordance with Management’s best estimate of the amounts which will likely be realized after September 2019.

Credits of PIS, Pasep and COFINS taxes generated by the acquisition of machinery and equipment can be offset immediately.

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Income and Social Contribution tax recoverable

The balances of income tax and social contribution tax refer to tax credits in the corporate income tax returns of prior years and to advance payments which will be offset against federal taxes eventually payable.

	Consolidated		Holding Company
	Sep. 30, 2018 (Restated)	Dec. 31, 2017	Sep. 30, 2018	Dec. 31, 2017
Current
Income tax	197,725	223,539	24,296	19,124
Social Contribution tax	123,710	116,035	2,432	598

	321,435	339,574	26,728	19,722
Non-current
Income tax	—	6,685	—	6,685
Social Contribution tax	7,651	13,932	7,651	13,932

	7,651	20,617	7,651	20,617

	329,086	360,191	34,379	40,339

b) Deferred income tax and Social Contribution tax

The Company and its subsidiaries have tax credits for income tax and the social contribution tax, arising from balances of tax losses, negative base for the social contribution tax, and temporary differences, at the rates of 25% (for income tax) and 9% (for the Social Contribution tax), as follows:

	Consolidated		Holding Company
	Sep. 30, 2018 (Restated)	Dec. 31, 2017	Sep. 30, 2018	Dec. 31, 2017
Deferred tax assets
Tax loss carryforwards	446,594	523,595	164,240	165,235
Provisions	1,116,269	1,092,557	551,465	527,166
Post-retirement obligations	1,224,173	1,179,257	153,356	144,176
Estimated provision for doubtful receivables	276,975	207,415	8,161	7,775
Taxes with suspended liability	—	14,093	—	—
Paid concession	7,704	8,227	—	—
Adjustment to fair value: Swap/loss	2,007	12,923	—	—
Others	38,386	14,212	5,631	—

Total	3,112,108	3,052,279	882,853	844,352

Deferred tax liabilities
Funding cost	(26,039)	(31,115)	—	—
Deemed cost	(241,316)	(275,543)	—	—
Cost of acquisition of equity interests	(450,137)	(463,573)	(85,740)	(87,613)
Borrowing costs capitalized	(167,427)	(165,582)	—	—
Taxes on revenues not redeemed – Presumed Profit accounting method	(926)	(785)	—	—
Adjustment to expectation of cash flow from the indemnifiable Concession financial assets	(767,931)	(937,485)	—	—
Adjustment to fair value of derivative financial instruments	(93,036)	(1,524)	—	—
Others	(86,810)	(40,133)	(7,498)	—

Total	(1,833,622)	(1,915,740)	(93,238)	(87,613)

Total, net	1,278,486	1,136,539	789,615	756,739

Total assets	1,930,774	1,871,228	789,615	756,739
Total liabilities	(652,288)	(734,689)	—	—

The changes in income tax and the Social Contribution tax are as follows:

	Consolidated	Holding Company
Balance at Dec. 31, 2016	1,215,247	789,318
Effects allocated to Statement of income	101,362	(44,290)
Variations in deferred tax assets and liabilities	4,543	—

Balance at Sep. 30, 2017	1,321,152	745,028

Balance at Dec. 31, 2017	1,136,539	756,739
Telecom merger	—	1,050
Effects allocated to Statement of income – Going concern operations	91,117	41,998
Effects allocated to Statement of income – Discontinued operations	(15,019)	(10,947)
Effects allocated to Equity	68,586	—
Transfer to assets held for sale	775	775
Variations in deferred tax assets and liabilities	(3,512)	—

Balance on Sep. 30, 2018 (Restated)	1,278,486	789,615

c)	Reconciliation of income tax and Social Contribution tax effective rate

This table reconciles the statutory income tax (rate 25%) and the Social Contribution tax (rate 9%) with the current expense on these taxes in the statement of income:

	Consolidated		Holding Company
	Jan to Sep 2018 (Restated)	Jan to Sep 2017	Jan to Sep 2018 (Restated)	Jan to Sep 2017
Income on going concern operations before income and Social Contribution taxes	950,715	601,776	630,099	454,989
Income tax and Social Contribution	(323,243)	(204,604)	(214,234)	(154,696)
Tax effects applicable to:
Gain (loss) in subsidiaries by equity method (net of effects of Interest on Equity)	(40,311)	(34,968)	256,890	95,207
Non-deductible contributions and donations	(3,245)	(2,171)	(647)	—
Tax incentives	17,170	4,053	160	66
Voluntary retirement provision	(502)	—	(36)	—
Difference between Presumed profit and Real profit	66,657	59,692	—	—
Non-deductible penalties	(8,910)	(10,077)	(36)	(11)
Excess reactive power and demand	—	(9,229)	—	—
Others	4,270	(7,290)	(99)	1,195

Income tax and Social Contribution – effective gain (expense)	(288,114)	(204,594)	41,998	(58,239)

Current tax	(379,231)	(305,956)	—	(13,949)
Deferred tax	91,117	101,362	41,998	(44,290)

	(288,114)	(204,594)	41,998	(58,239)

Effective rate	30.30%	34.00%	6.67%	12.80%

	Consolidated		Holding Company
	Jul to Sep 2018 (Restated)	Jul to Sep 2017	Jul to Sep 2018 (Restated)	Jul to Sep 2017
Income on going concern operations before income and Social Contribution taxes	347,533	(93,000)	226,615	(19,237)
Income tax and Social Contribution tax	(118,161)	31,620	(77,049)	6,541
Tax effects applicable to:
Share of (loss) profit of associates and joint ventures (net of effects of Interest on Equity)	(23,678)	(44,064)	80,355	(71,617)
Non-deductible contributions and donations	(1,662)	(659)	(246)	—
Tax incentives	11,187	(2,035)	135	23
Voluntary retirement provision	(356)	—	(22)	—
Difference between Presumed profit and Real profit	18,151	20,873	—	—
Non-deductible penalties	(1,946)	(1,672)	(1)	—
Excess reactive power and demand	—	(3,117)	—	—
Others	(804)	8,388	257	462

Income tax and Social Contribution – effective gain (expense)	(117,269)	9,334	3,429	(64,591)

Current tax	(182,812)	(13,234)	—	(11,416)
Deferred tax	65,543	22,568	3,429	(53,175)

	(117,269)	9,334	3,429	(64,591)

Effective rate	33.74%	10.04%	1.51%	335.77%

10.	RESTRICTED CASH

The balance of Restricted cash amounting to R$ 113,041 in the Consolidated (R$ 106,227 on December 31, 2017), and R$ 93,112 in the Holding Company (R$ 87,872 on December 31, 2017), refers mainly to amounts deposited with a financial institution, in accordance with the Shareholders’ agreement of the jointly controlled Rio Minas Energia Participações – RME, as a guarantee for the settlement of the options to sell an interest in RME. For more details about RME sale options, see note 29.

11.	ACCOUNTS RECEIVABLE FROM THE STATE OF MINAS GERAIS

On October 25, 2017 the Company signed a Debt Recognition Agreement with Minas Gerais State, through its Tax Office, where the state committed to reimburse to the Company the total amount deposited, after adjusting it for inflation using the IGP-M index, related to the dispute on the criteria to be used to adjust the amounts passed through by the Minas Gerais State government as an advance for future capital contributions in the previous year.

The parties agreed that the Minas Gerais State will reimburse the Company R$ 294,390, of which R$ 239,445 relates to the historical amounts deposited, and R$ 61,775 relates to the monetary adjustment, of which R$ 19,912 is related to the nine-month period ended September 30, 2018, which will be paid in 12 consecutive monthly installments, each adjusted by the IGP-M inflation index through the settlement date, starting on November 10, 2017. Further, the agreement states that, in the event of arrears or default by the State in the payment of the agreed consecutive monthly installments, Cemig is authorized to retain dividends or Interest on Equity distributable to the State in proportion to the State’s equity interest, for as long as the arrears and/or default continues. Until September 30, 2018, a total of R$ 46,290 had been received regarding two installments and the remaining balance of R$ 254,930 is still outstanding, recognized in Non-current assets, due to installments being overdue since January 2018. Company’s Management believes that no impairment losses is expected on these receivables, considering the aforementioned guarantees, which Company intends to execute in the event of non-receipt of the amount agreed in the debt recognition agreement.

12.	ESCROW DEPOSITS

	Consolidated		Holding Company
	Sep. 30, 2018	Dec. 31, 2017	Sep. 30, 2018	Dec. 31, 2017
Labor claims	346,176	303,699	38,796	35,270
Tax contingencies
Income tax on Interest on Equity	27,574	26,861	259	244
Pasep/Cofins taxes (1)	1,387,070	1,337,086	—	—
Donations and legacy tax (ITCD)	50,573	48,981	50,134	48,541
Urban property tax (IPTU)	86,320	79,505	69,198	68,675
Finsocial tax	38,205	37,170	38,205	37,170
Income and social contribution taxes on indemnity for employees ‘Anuênio’ benefit (2)	273,270	267,432	13,122	12,853
IRRF on Inflation Gain	8,387	—	8,387	—
Social contribution on net income (CSLL) (3)	18,062	—	—	—
Others	87,844	116,585	21,469	31,252

	1,977,305	1,913,620	200,774	198,735
Others
Regulatory	52,597	60,243	29,634	29,589
Third party	9,169	16,094	3,564	5,811
Customer relations	6,361	6,204	1,287	1,561
Court embargo	13,366	14,358	3,949	5,515
Others	22,752	21,414	1,378	1,310

	104,245	118,313	39,812	43,786

	2,427,726	2,335,632	279,382	277,791

(1)

The escrow deposits relating to Pasep and Cofins taxes refer to the case challenging the constitutionality of inclusion of the ICMS (VAT), which has been charged, within the amount on which the Pasep and Cofins taxes are calculated.

(2)	See more details in Note 23 – Provisions (Indemnity of employees’ future benefit—the ‘Anuênio’).
(3)	Escrow deposit due to an infringement notice related to CSLL tax on the amounts of cultural and artistic donations and sponsorships, expenses of punitive fines, and taxes with enforcement suspended.

Inclusion of ICMS (VAT) in the taxable base for Pasep /Cofins

Refers to the escrow deposits made in the action challenging the constitutionality of inclusion of ICMS (VAT), already charged, within the taxable amount for calculation of these two contributions. The subsidiaries Cemig D and Cemig GT obtained interim relief from the Court allowing them not to make the payment, and authorizing payment as escrow deposits, starting in 2008, and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, they opted to pay the taxes monthly.

On October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, on the basis of setting a global precedent, in favor of the argument of the subsidiaries. Based on the opinion of its legal advisers, the subsidiaries adopted the following procedures:

◾

Cemig GT reversed the provision in the amount of R$ 101,233, with effect on the net income for 2017, and recorded the reversal as a deduction on revenue, in the fourth quarter of that year, remaining an escrow deposit in amount of R$ 188,384 as of September 30, 2018.

◾	Cemig D wrote down the liabilities relating to these contributions; and recorded a liability for reimbursement to customers. More details in Note 19.

13.	REIMBURSEMENT OF TARIFF SUBSIDIES

Subsidies on tariffs charged to users of the distribution network (‘TUSD’) and charges for use of the transmission system (‘EUST’) are reimbursed to distributors through the funds from the Energy Development Account (CDE).

On September 30, 2018, the amount recognized as subsidies revenues was R$ 705,730 (R$ 621,731 in the same period of 2017). Of such amounts, Cemig D recorded a receivable of R$ 82,470 (R$ 73,345 in 2017), and Cemig GT recorded a receivable of R$ 2,626 (R$ 3,741 in 2017), in current assets.

14.	CONCESSION FINANCIAL ASSETS AND LIABILITIES

Consolidated	Sep. 30, 2018 (Restated)	Dec. 31, 2017
Financial assets related to infrastructure (1)
Distribution concessions	393,137	369,762
Receivable for residual value – Transmission (1.1)	1,817,663	1,928,038
Transmission concessions – assets remunerated by tariff (1.2)	557,960	547,800
Receivable for residual value – Generation (1.3)	816,734	1,900,757
Concession grant fee – Generation (1.4)	2,396,907	2,337,135

	5,982,401	7,083,492
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (2)	1,246,131	369,010

Total	7,228,532	7,452,502

Current assets	918,734	847,877
Non-current assets	6,309,798	6,604,625

Consolidated Concession financial liabilities	Sep. 30, 2018 (Restated)	Dec. 31, 2017
CVA (Portion A Compensation) Account and Other Financial Components in tariff adjustments (2)	41,383	414,800
Current liabilities	—	414,800
Non-current liabilities	41,383	—

The changes in concession financial assets related to infrastructure are as follows:

	Transmission	Generation	Distribution	Consolidated
Balances at December 31, 2016	2,287,511	2,800,389	216,107	5,304,007

Additions	11,226	—	—	11,226
Transfers of indemnity – plants not renewed (Volta Grande, Miranda and São Simão)	—	879,818	—	879,818
Disposals	(3,232)	—	(25)	(3,257)
Amounts received	(142,105)	(172,368)	—	(314,473)
Transfers between PP&E, Financial assets and Intangible assets	—	—	53,252	53,252
Adjustment of the BRR of Transmission Assets	149,255	—	—	149,255
Adjustment of indemnity – plants not renewed (Ministerial Order 291)	—	259,516	—	259,516
Adjustment to expectation of cash flow from the indemnifiable Concession financial assets	—	—	2,278	2,278
Monetary updating	146,494	240,420	—	386,914

Balances at September 30, 2017	2,449,149	4,007,775	271,612	6,728,536

Balances at December 31, 2017	2,475,838	4,237,892	369,762	7,083,492

Additions	12,726	—	—	12,726
Amounts received	(333,122)	(1,325,312)	—	(1,658,434)
Transfers between PP&E, Financial assets and Intangible assets	40	—	19,696	19,736
Other transfers	—	—	(50)	(50)
Adjustment to expectation of cash flow from the indemnifiable Concession financial assets	11,977	—	—	11,977
Monetary updating (1)	208,164	301,061	3,874	513,099
Disposals	—	—	(145)	(145)

Balances at September 30, 2018	2,375,623	3,213,641	393,137	5,982,401

(1)

The revenue corresponding to financial updating is shown net of a write-off of R$ 26,999 of the deemed cost of the Miranda and São Simão plants, due to reimbursement receipt related to basic projects of these power plants.

1)	Financial assets related to infrastructure

The energy distribution and transmission concession contracts and the gas distribution contracts are within the scope of ICPC 01 (IFRIC 12). The financial assets under these contracts refer to the investment made in infrastructure that will be returned to the grantor at the end of the concession contract and for which the Company has a contractual right to receive cash from the grantor during the concession contract as well as at the end of the concession contract.

1.1)	Transmission – Residual value receivable

Cemig’s transmission concession contracts are within the scope of ICPC 01 (IFRC 12). The financial assets under these contracts refer to the investment made in infrastructure that will be returned to the grantor at the end of the concession contract and for which the Company is entitled to receive an amount corresponding to the residual value of the infrastructure assets at the end of the concession contract.

On April 22, 2016 the Mining and Energy Ministry (Ministério de Minas e Energia, or MME) published its Ministerial Order 120, setting the deadline and method of payment for the remaining amount corresponding to the residual value of the assets. The Ministerial Order determined that the amounts homologated by the regulator should become part of the Regulatory Remuneration Asset Base (Base de Remuneração Regulatória, or BRR) and that the cost of capital should be added to the related Permitted Annual Revenues (‘RAP’).

On August 16, 2016, the regulator, through its Dispatch 2,181, homologated the amount of R$ 892,050, in Reais as of December 2012, for the portion of the residual value of assets to be paid to the Cemig GT. Such amount was recorded as a financial asset, with specific maturity and interest rate.

The amount of indemnity to be received, updated until September 30, 2018, amounted to R$ 1,817,663 (R$ 1,928,038 as of December 31, 2017), corresponding to the following:

Portions of remuneration and depreciation not paid since the extensions of concessions

An amount of R$ 957,872, corresponding to the portions of remuneration and depreciation not paid since the extensions of the concessions, through the tariff adjustment in 2017 (R$ 992,802 as of December 31, 2017), which will be inflation adjusted using the IPCA (Expanded National Customer Price) index, and remunerated at the weighted average cost of capital of the transmission industry as defined by the regulator for the periodic tariff review, to be paid over a period of eight years from July 2017, in the form of reimbursement through the RAP.

Residual Value of transmission assets – injunction awarded to industrial customers

On April 10, 2017, an preliminary injunction was granted to the Brazilian Large Free Customers’ Association (Associação Brasileira de Grandes Consumidores Livres), the Brazilian Auto Glass Industry Technical Association (Associação Técnica Brasileira das Indústrias Automáticas de Vidro) and the Brazilian Ferro-alloys and Silicon Metal Producers’ Association (Associação Brasileira dos Produtores de Ferroligas e de Silicio Metálico) in their legal action against the regulator and the Federal Government requesting suspension of the effects on their tariffs of payment of the residual value of transmission assets payable to agents of the electricity sector who accepted the terms of Law 12,783/2013.

The preliminary injunction was partial, with effects related to suspension of the inclusion in the customer tariffs paid by these associations of the portion of the indemnity corresponding to the remuneration at cost of capital included since the date of extension of the concessions – amounting to R$ 399,796 at September 30, 2018 (R$ 316,138 at December 31, 2017) updated by the IPCA.

In compliance with the court decision, the regulator, in its Technical Note 183/2017-SGT/ ANEEL of June 22, 2017, presented a new calculation, excluding the amounts that refer to the cost of own capital. Cemig believes that this is a provisional decision, and that its right to receive the amount referring to the assets of the basic national grid system (Rede Básica Sistema Elétrico, or RBSE) is guaranteed by law, so that no adjustment to the amount recorded at September 30, 2018 is necessary.

Adjustment of the BRR of Transmission Assets – Aneel Technical Note 183/2017

In the tariff review processes of Cemig GT, ratified on June 23, 2009 and on June 8, 2010 the addition of certain conducting cables was not included in the tariff calculation. The new values calculated with the inclusion of the said conducting cables in the Remuneration Assets Base for the period from July 2005 to December 2012 resulted in the amount of R$ 149,255 as of July 2017, received by Cemig GT in 12 months up to June, 2018, through RAP.

Remaining balance to be received through RAP

The remaining balance, of R$ 459,995 on September 30, 2018 (R$ 544,471 on December 31, 2017) was incorporated into the regulatory remuneration base of assets, and is being recovered through RAP.

The Company expects to receive in full the receivables in relation to the residual value of the transmission assets.

1.2)	Transmission – Assets remunerated by tariff

For new assets related to improvements and upgrades of facilities constructed by transmission concession holders, the regulator calculates an additional portion of Permitted Annual Revenue (RAP) in accordance with a methodology specified in the Proret – Tariff Regulation Procedures.

Under the Proret, the revenue established in the Resolutions is payable to the transmission concessionaires as from the date of start of commercial operation of the facilities. In the periods between tariff reviews, the revenues associated with the improvements and upgrades of facilities are provisional. They are then ultimately determined in the review immediately subsequent to the start of commercial operation of the facilities; this review then has effect starting the date when commercial operations begin. On September 30, 2018, the receivable amounts are R$ 557,960 (R$ 547,800 on December 31, 2017).

1.3)	Generation – Residual value financial asset

Starting August 2013, various concessions under the Concession Contract 007/1997 started expiring. Upon expiration of the concession contract, the Company has a right to receive an amount corresponding to the residual value of the infrastructure assets, as specified in such concession contract. The financial asset balance corresponding to such amounts, including Deemed Cost, are recognized in Financial Assets, and amounted to R$ 816,734 on September 30, 2018 (R$ 816,411 on December 31, 2017).

Generation plant	Concession expiration date	Installed capacity (MW)	Net balance of assets based on historical cost	Net balance of assets based on fair value (replacement cost)
Lot D:
Três Marias Hydroelectric Plant	July 2015	396	71,694	413,450
Salto Grande Hydroelectric Plant	July 2015	102	10,835	39,379
Itutinga Hydroelectric Plant	July 2015	52	3,671	6,589
Camargos Hydroelectric Plant	July 2015	46	7,818	23,095
Piau Small Hydroelectric Plant	July 2015	18.01	1,531	9,005
Gafanhoto Small Hydroelectric Plant	July 2015	14	1,232	10,262
Peti Small Hydroelectric Plant	July 2015	9.4	1,346	7,871
Dona Rita Small Hydroelectric Plant	Sep. 2013	2.41	534	534
Tronqueiras Small Hydroelectric Plant	July 2015	8.5	1,908	12,323
Joasal Small Hydroelectric Plant	July 2015	8.4	1,379	7,622
Martins Small Hydroelectric Plant	July 2015	7.7	2,132	4,041
Cajuru Small Hydroelectric Plant	July 2015	7.2	3,576	4,252
Paciência Small Hydroelectric Plant	July 2015	4.08	728	3,936
Marmelos Small Hydroelectric Plant	July 2015	4	616	4,265
Others:
Volta Grande Hydroelectric Plant	Feb. 2017	380	25,621	70,118
Miranda Hydroelectric Plant	Dec. 2016	408	26,710	22,546
Jaguara Hydroelectric Plant	Aug. 2013	424	40,452	174,203
São Simão Hydroelectric Plant	Jan. 2015	1,710	2,258	3,243

		3,601.70	204,041	816,734

As stated in Aneel Normative Resolution 615/2014, the valuation reports that support the amounts to be received by the Company in relation to the residual value of the plants, previously operated by Cemig GT, that were included in Lot D and for the Volta Grande plant have submitted to the regulator. The Company do not expect any losses in the realization of these amounts.

On September 30, 2018, investments made after the Jaguara, São Simão and Miranda plants came into operation, in the amounts of R$ 174,203, R$ 3,243 and R$ 22,546 respectively, are recorded as concession financial assets, and the determination of the final amounts to be paid to the Company are under discussions with the regulator. Management does not expect any losses in realization of these amounts.

Miranda and São Simão plants – basic plans

On August 31, 2018 the Company received the indemnity relating to the basic plans of the São Simão and Miranda hydroelectric plants, totaling R$ 1,139,355, as specified in Ministerial Order 291/17 of the Mining and Energy Ministry (MME). The amounts of the reimbursement were subjected to monetary updating by the variation in the Selic rate up to the date of receipt.

Plants	Miranda	São Simão	Total
Concession termination date	Dec. 2016	Jan. 2015
Residual value of assets based on deemed cost on 12/31/2017	609,995	202,744	812,739
Adjustment (1)	174,157	40,855	215,012

Amounts based on MME Order	784,152	243,599	1,027,751
Monetary updating	25,373	31,222	56,595

Residual value of assets of basic project on 12/31/2017	809,525	274,821	1,084,346
Monetary updating (2)	42,118	12,891	55,009
Receivables	(851,643)	(287,712)	(1,139,355)

Residual value of assets of basic project on 09/30/2018	—	—	—

(1)	Adjustment of the residual value of the São Simão and Miranda plant, as per MME Order 291/17.
(2)	The revenue corresponding to financial updating is shown net of a write-off of R$ 26,999 of the deemed cost of the Miranda and São Simão plants.

1.4)	Concession grant fee – Generation concessions

In June 2016, the Concession Contracts 08 to 16/2016, relating to 18 hydroelectric plants of Lot D of Aneel Auction 12/2015, won by Cemig GT, were transferred to the related specific-purpose entities (SPEs), wholly-owned subsidiaries of Cemig GT, as follows:

SPE	Plants	Balances on Dec. 31, 2017	Monetary updating	Amounts received	Balances on Sep. 30, 2018
Cemig Geração Três Marias S.A.	Três Marias	1,330,134	133,096	(99,914)	1,363,316
Cemig Geração Salto Grande S.A.	Salto Grande	417,393	41,952	(31,510)	427,835
Cemig Geração Itutinga S.A.	Itutinga	155,594	17,549	(13,396)	159,747
Cemig Geração Camargos S.A.	Camargos	116,710	13,077	(9,973)	119,814
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	152,170	18,207	(14,032)	156,345
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	103,133	13,596	(10,655)	106,074
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	62,001	8,252	(6,477)	63,776

Total		2,337,135	245,729	(185,957)	2,396,907

SPE	Plants	Balances on Dec. 31, 2016	Monetary updating	Amounts received	Balances on Sep. 30, 2017
Cemig Geração Três Marias S.A.	Três Marias	1,283,197	129,986	(92,612)	1,320,571
Cemig Geração Salto Grande S.A.	Salto Grande	402,639	40,973	(29,207)	414,405
Cemig Geração Itutinga S.A.	Itutinga	149,904	17,193	(12,418)	154,679
Cemig Geração Camargos S.A.	Camargos	112,447	12,809	(9,244)	116,012
Cemig Geração Sul S.A.	Coronel Domiciano, Joasal, Marmelos, Paciência and Piau	146,553	17,884	(13,007)	151,430
Cemig Geração Leste S.A.	Dona Rita, Ervália, Neblina, Peti, Sinceridade and Tronqueiras	99,315	13,424	(9,876)	102,863
Cemig Geração Oeste S.A.	Cajurú, Gafanhoto and Martins	59,710	8,151	(6,004)	61,857

Total		2,253,765	240,420	(172,368)	2,321,817

Cemig GT paid a concession fee of R$ 2,216,353 for a 30-year concession contract related to 18 hydroelectric plants. The amount of the concession fee was recognized as a financial asset, as Cemig GT has an unconditional right to receive the amount paid, updated by the IPCA Index and remuneratory interest (the total amounts is equivalent to the project’s internal return rate), during the period of the concession. Of the energy produced by these plants, 70% is sold in the Regulated Market (ACR) and 30% in the Free Market (ACL).

2)	Account for compensation of variation of Portion A items (CVA) and Other financial components

The Amendment that extended the period of the concession of Cemig D guarantees that, in the event of termination of the concession contract, for any reason, the remaining balances (assets and liabilities) of any shortfall in payment or reimbursement through the tariff must also be included as payable to Cemig D by the grantor. The balances on (i) the CVA (Compensation for Variation of Portion A items) Account, (ii) the account for Neutrality of Sector Charges, and (iii) Other financial components in the tariff calculation, refer to the positive and negative differences between the estimate of the Company’s non-manageable costs and the payments actually made. The variations are subject to monetary adjustment using the Selic rate and considered in the subsequent tariff adjustments.

The balances of these financial assets and liabilities are shown below. It should be noted that in the balance sheet amounts are presented net, in assets or liabilities, in accordance with the tariff adjustments approved or to be approved:

	Sep. 30, 2018			Dec. 31, 2017
Statement of financial position	Amounts ratified by Aneel in the last tariff adjustment (Restated)	Amounts to be ratified by Aneel in the next tariff adjustments (Restated)	Total (Restated)	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Assets	1,916,374	2,437,573	4,353,947	381,588	2,330,978	2,712,566
Current assets	1,916,374	825,428	2,741,802	381,588	1,379,162	1,760,750
Non-current assets	—	1,612,145	1,612,145	—	951,816	951,816
Liabilities	(1,847,178)	(1,302,021)	(3,149,199)	(796,388)	(1,961,968)	(2,758,356)
Current liabilities	(1,805,795)	(569,134)	(2,374,929)	(796,388)	(1,220,637)	(2,017,025)
Non-current liabilities	(41,383)	(732,887)	(774,270)	—	(741,331)	(741,331)

Total current, net	110,579	256,294	366,873	(414,800)	158,525	(256,275)

Total non-current, net	(41,383)	879,258	837,875	—	210,485	210,485

Total, net	69,196	1,135,552	1,204,748	(414,800)	369,010	(45,790)

Financial components	Sep. 30, 2018			Dec. 31, 2017
	Amounts ratified by Aneel in the last tariff adjustment (Restated)	Amounts to be ratified by Aneel in the next tariff adjustments (Restated)	Total (Restated)	Amounts ratified by Aneel in the last tariff adjustment	Amounts to be ratified by Aneel in the next tariff adjustments	Total
Items of ‘Portion A’
Energy Development Account (CDE) quota	506	76,998	77,504	(154,234)	(89,414)	(243,648)
Tariff for use of transmission facilities of grid participants	38,931	14,097	53,028	9,058	23,448	32,506
Tariff for transport of Itaipu supply	3,601	10,098	13,699	2,332	1,306	3,638
Alternative power source program (Proinfa)	5,069	—	5,069	(5,148)	1,513	(3,635)
ESS/EER System Service/Energy Charges)	(403,515)	(269,637)	(673,152)	(40,105)	(586,413)	(626,518)
Energy purchased for resale (1)	1,085,449	1,659,612	2,745,061	(90,616)	1,326,263	1,235,647
Other financial components
Over contracting of supply	(326,490)	(28,188)	(354,678)	8,357	(211,337)	(202,980)
Neutrality of Portion A	84,812	4,797	89,609	(30,581)	74,076	43,495
Other financial items	(377,543)	(138,556)	(516,099)	(111,825)	—	(111,825)
Tariff Flag balances (2)	—	(161,323)	(161,323)	—	(134,008)	(134,008)
Excess demand and reactive power	(41,624)	(32,346)	(73,970)	(2,038)	(36,424)	(38,462)

TOTAL	69,196	1,135,552	1,204,748	(414,800)	369,010	(45,790)

(1)

The amount of the CVA for power supply constituted in 2018 after the Tariff Review, for inclusion in the tariff adjustment of 2019, is due mainly to the increased expenses on purchase of energy and coverage of hydrological risk, in view of the increase in the price of energy in the wholesale market, and operation of the thermoelectric plants due to the low level of reservoirs.

(2)	Billing arising from the ‘Flag’ Tariff System not yet homologated by Aneel.

Changes in balances of financial assets and liabilities:

Balance on December 31, 2016	(407,250)

Net constitution of financial liabilities	222,233
Amortization	(74,017)
Payments from the Flag Tariff Centralizing Account	(304,841)
Updating – Selic rate	(40,086)

Balance on September 30, 2017	(603,961)

Balance on December 31, 2017	(45,790)
Net constitution of financial liabilities	1,408,786
Amortization	375,004
Other – P&D Reimbursement	(114,782)
Payments from the Flag Tariff Centralizing Account	(453,650)
Updating – Selic rate	35,180

Balance on September 30, 2018 (Restated)	1,204,748

Payments from the Flag Tariff Centralizing Account – CCRBT

The ‘Flag Account’ (Conta Centralizadora de Recursos de Bandeiras Tarifárias – CCRBT or ‘Conta Bandeira’) manages the funds that are collected from captive customers of distribution concession and permission holders operating in the national grid, and are paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Electricity Trading Chamber (CCEE) to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to short term market prices, and the amount covered by the tariff in force.

Pass-through of funds from the Flag Account from January to September 2018 totaled R$ 453,650 (R$ 304,841 from January to September, 2017) and were recognized as a partial realization of the CVA receivable previously constituted.

15.	INVESTMENTS

This table provides information of investments in the subsidiaries, jointly-controlled entities and affiliated companies. The information below was presented by the percentage of interest held by the Company.

	Control	Consolidated		Holding Company
		Sep. 30, 2018	Dec. 31, 2017	Sep. 30, 2018 (Restated)	Dec. 31, 2017
Cemig Geração e Transmissão	Subsidiary	—	—	4,799,070	4,793,832
Hidrelétrica Cachoeirão	Jointly-controlled	49,954	57,957	—	—
Guanhães Energia	Jointly-controlled	75,524	25,018	—	—
Hidrelétrica Pipoca	Jointly-controlled	29,368	26,023	—	—
Retiro Baixo	Jointly-controlled	168,253	157,773	—	—
Aliança Norte (Belo Monte Plant)	Jointly-controlled	651,980	576,704	—	—
Amazônia Energia (Belo Monte Plant)	Jointly-controlled	992,434	866,554	—	—
Madeira Energia (Santo Antônio Plant)	Affiliated	416,066	534,761	—	—
FIP Melbourne (Santo Antônio Plant)	Affiliated	481,470	582,504	—	—
Lightger	Jointly-controlled	41,143	40,832	—	—
Baguari Energia	Jointly-controlled	167,379	148,422	—	—
Renova	Jointly-controlled	106,100	282,524	—	—
Aliança Geração	Jointly-controlled	1,282,773	1,242,170	—	—
Central Eólica Praias de Parajuru	Jointly-controlled	44,825	60,101	—	—
Central Eólica Volta do Rio	Jointly-controlled	53,619	67,725	—	—
Central Eólica Praias de Morgado	Jointly-controlled	44,620	50,569	—	—
Usina Hidrelétrica Itaocara S.A.	Jointly-controlled	3,955	3,699	—	—
Cemig Distribuição	Subsidiary	—	—	5,084,333	3,737,310
Light	Jointly-controlled	1,474,056	1,534,294	1,039,247	1,083,140
Taesa	Jointly-controlled	1,132,594	1,101,462	1,132,594	1,101,462
Cemig Telecom (3)	Subsidiary	—	—	—	247,313
Ativas Data Center	Affiliated	18,891	17,450	18,891	—
Gasmig	Subsidiary	—	—	1,445,470	1,418,271
Rosal Energia	Subsidiary	—	—	117,053	106,897
Sá Carvalho	Subsidiary	—	—	86,974	102,536
Horizontes Energia	Subsidiary	—	—	46,406	53,165
Usina Térmica Ipatinga	Subsidiary	—	—	4,500	4,932
Cemig PCH	Subsidiary	—	—	89,810	96,944
Lepsa (1)	Subsidiary	—	—	439,898	455,861
RME	Jointly-controlled	367,537	383,233	367,537	383,233
UTE Barreiro	Subsidiary	—	—	18,260	17,982
Empresa de Comercialização de Energia Elétrica	Subsidiary	—	—	13,709	18,403
Efficientia	Subsidiary	—	—	17,040	7,084
UFV Janaúba Geração de Energia Elétrica Distribuída (4)	Affiliated	9,067	—	—	—
Cemig Comercializadora de Energia Incentivada	Subsidiary	—	—	2,579	2,004
Companhia de Transmissão Centroeste de Minas	Jointly-controlled	19,502	20,584	19,502	20,584
Cemig Trading	Subsidiary	—	—	14,566	29,206
Axxiom Soluções Tecnológicas	Jointly-controlled	5,985	11,866	5,985	11,866
Cemig Overseas (2)	Subsidiary	—	—	193	158

Total of investments		7,637,095	7,792,225	14,763,617	13,692,183

(1)

On November 30, 2017, the Company acquired all the shares of Lepsa, and therefore as from that date now consolidates that company in its interim financial information. Lepsa’s sole asset is comprised of an investment in common and preferred shares in Light. Hence the Company no longer presents the investment that it previously held in Lepsa in its interim financial information, presenting only the interest in Light.

(2)	Company in Spain to evaluate opportunities for investments abroad. As of September 30, 2018, the company has no operations.
(3)	On March 31, 2018 Cemig Telecom was merged into the Company.
(4)

Special-Purpose Company (SPC) constituted by Efficientia and GD Energia (holding company of Mori Group) to develop the Janaúba 5MW photovoltaic generation plant in Janaúba, Minas Gerais, to be leased to consumers of Cemig Distribuição that qualify under Aneel Resolution 482/2012.

The Company’s investees that are not consolidated are jointly-controlled entities, with the exception of the interest in the Santo Antônio power plant, and Ativas Data Center, investees in which Cemig has significant influence.

a)	Right to exploitation of the regulated activity

In the process of allocation of the acquisition price of the jointly-controlled subsidiaries, a valuation was made of the intangible assets relating to the right to operate the regulated activity. This asset is presented together with the acquisition cost of the investments in the previous table. These assets will be amortized over the remaining period of the concessions on the straight-line basis.

Holding Company	Dec. 31, 2016	Amortization	Sep. 30, 2017	Dec. 31, 2017	Amortization	Sep. 30, 2018
Cemig Geração e Transmissão	303,937	(10,278)	293,659	285,768	(10,001)	275,767
Retiro Baixo	29,525	(888)	28,637	28,344	(886)	27,458
Central Eólica Praias de Parajuru	19,341	(1,146)	18,195	16,503	(1,060)	15,443
Central Eólica Volta do Rio	13,807	(756)	13,051	11,035	(653)	10,382
Central Eólica Praias de Morgado	27,406	(1,542)	25,864	23,956	(1,457)	22,499
Madeira Energia (Santo Antônio plant)	157,340	(4,467)	152,873	151,384	(4,467)	146,917
Aliança Norte (Belo Monte plant)	56,518	(1,479)	55,039	54,546	(1,478)	53,068
Taesa	288,146	(10,170)	277,976	188,745	(6,990)	181,755
Light	208,800	(16,772)	192,028	186,437	(16,772)	169,665
Gasmig	207,498	(5,934)	201,564	199,586	(5,934)	193,652
Lepsa	48,429	(3,798)	44,631	—	—	—
RME	48,429	(3,798)	44,631	43,365	(3,798)	39,567

TOTAL	1,105,239	(50,750)	1,054,489	903,901	(43,495)	860,406

Consolidated	Dec. 31, 2016	Amortization	Sep. 30, 2017	Dec. 31, 2017	Amortization	Sep. 30, 2018
Taesa	288,146	(10,170)	277,976	188,745	(6,990)	181,755
Light	208,800	(16,772)	192,028	186,437	(16,772)	169,665
Gasmig	207,498	(5,934)	201,564	199,586	(5,934)	193,652
Lepsa	48,429	(3,798)	44,631	—	—	—
RME	48,429	(3,798)	44,631	43,365	(3,798)	39,567

TOTAL	801,302	(40,472)	760,830	618,133	(33,494)	584,639

b)	Changes of investments in the subsidiaries, jointly-controlled and affiliated entities are as follows:

Holding Company	Dec. 31, 2017	Gain (loss) by equity method (Income statement) (Restated)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Others	Sep. 30, 2018 (Restated)
Cemig Geração e Transmissão	4,793,832	5,238	—	—	—	—	4,799,070
Cemig Distribuição (2)	3,737,310	346,099	—	—	1,100,000	(99,076)	5,084,333
Cemig Telecom (1)	247,313	4,778	(416)	—	—	(251,675)	—
Ativas Data Center (1)	—	1,775	—	—	—	17,116	18,891
Rosal Energia	106,897	8,951	—	(16,342)	—	17,547	117,053
Sá Carvalho	102,536	14,160	—	(29,722)	—	—	86,974
Gasmig	1,418,271	108,507	—	(81,308)	—	—	1,445,470
Horizontes Energia	53,165	12,270	—	(19,029)	—	—	46,406
Usina Térmica Ipatinga	4,932	(118)	—	(314)	—	—	4,500
Cemig PCH	96,944	23,613	—	(30,747)	—	—	89,810
Lepsa (2)	455,861	9,083	—	(2,963)	—	(22,083)	439,898
RME (2)	383,233	2,069	—	(1,200)	—	(16,565)	367,537
UTE Barreiro	17,982	278	—	—	—	—	18,260
Empresa de Comercialização de Energia Elétrica	18,403	39,357	—	(44,051)	—	—	13,709
Efficientia	7,084	1,117	—	(231)	9,070	—	17,040
Cemig Comercializadora de Energia Incentivada	2,004	795	—	(220)	—	—	2,579
Companhia de Transmissão Centroeste de Minas	20,584	3,722	—	(4,804)	—	—	19,502
Light (2)	1,083,140	7,942	—	(7,689)	—	(44,146)	1,039,247
Cemig Trading	29,206	39,948	—	(54,588)	—	—	14,566
Axxiom Soluções Tecnológicas	11,866	(5,881)	—	—	—	—	5,985
Taesa	1,101,462	156,333	—	(125,201)	—	—	1,132,594
Cemig Overseas	158	(7)	—	—	35	7	193

	13,692,183	780,029	(416)	(418,409)	1,109,105	(398,875)	14,763,617

(1)	The changes included in the ‘Others’ column arise from the merger of Cemig Telecom in March, 2018. For more details, please see Note 1.
(2)

The changes included in the ‘Other’ column result from the effects arising from the first adoption of the new accounting pronouncements of CPC 47/IFRS 15 and CPC 48/IFRS 9 on January 1, 2018 recognized by the investees directly in Equity, without passing through the period’s result. For more details, please see Note 2.2.

Advance for Future Capital Increase (‘AFAC’), in Cemig D

The Company’s Board of Directors authorized the transfer to its subsidiary Cemig Distribuição (Cemig D) the amount of up to R$ 2,750,000, as an Advance for Future Capital Increase (Adiantamento para Futuro Aumento de Capital, or AFAC) to be subsequently converted into a capital increase through approval by future Extraordinary General Meeting of Shareholders.

Until September 30, 2018 the total amount transferred as AFAC was R$ 2,600,000.

Consolidated	Dec. 31, 2017	Equity method gain (Statement of income)	Dividends	Injections / acquisitions	Other	Sep. 30, 2018
Companhia de Transmissão Centroeste de Minas	20,584	3,722	(4,804)	—	—	19,502
Light (1)	1,534,294	17,514	(11,532)	—	(66,220)	1,474,056
Axxiom Soluções Tecnológicas	11,866	(5,881)	—	—	—	5,985
RME (1)	383,233	2,069	(1,200)	—	(16,565)	367,537
Hidrelétrica Cachoeirão	57,957	8,347	(16,350)	—	—	49,954
Guanhães Energia	25,018	(564)	—	51,070	—	75,524
Hidrelétrica Pipoca	26,023	4,548	(1,203)	—	—	29,368
Madeira Energia (Santo Antônio Plant)	534,761	(118,779)	—	84	—	416,066
FIP Melbourne (Santo Antônio Plant)	582,504	(101,034)	—	—	—	481,470
Lightger	40,832	2,090	(1,779)	—	—	41,143
Baguari Energia	148,422	22,515	(3,558)	—	—	167,379
Central Eólica Praias de Parajuru (2)	60,101	(7,483)	(7,793)	—	—	44,825
Central Eólica Volta do Rio	67,725	(14,106)	—	—	—	53,619
Central Eólica Praias de Morgado	50,569	(5,949)	—	—	—	44,620
Ativas Data Center	17,450	1,012	—	—	429	18,891
Taesa	1,101,462	156,333	(125,201)	—	—	1,132,594
Renova	282,524	(176,424)	—	—	—	106,100
Usina Hidrelétrica Itaocara S.A.	3,699	(3,805)	—	4,061	—	3,955
Aliança Geração	1,242,170	40,603	—	—	—	1,282,773
Aliança Norte (Belo Monte Plant)	576,704	33,107	—	42,169	—	651,980
Amazônia Energia (Belo Monte Plant)	866,554	55,699	—	70,181	—	992,434
Retiro Baixo	157,773	10,480	—	—	—	168,253
UFV Janaúba Geração de Energia Elétrica Distribuída	—	—	—	9,067	—	9,067

Total of investments	7,792,225	(75,986)	(173,420)	176,632	(82,356)	7,637,095

(1)

The changes included in the “Other” column derive from the impacts arising from the first adoption of the new accounting pronouncements on January 1, 2018 recognized by the investees directly in Equity, without passing through the result for the period. See Note 2.2.

(2)	Extraordinary dividends distribution with balance of profit reserve.

Holding Company	Dec. 31, 2016	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Others	Sep. 30, 2017
Cemig Geração e Transmissão	4,583,195	525,407	(33,852)	—	100,000	—	5,174,750
Cemig Distribuição	2,499,867	(538,692)	—	—	—	—	1,961,175
Cemig Telecom	191,515	(12)	(680)	—	—	—	190,823
Rosal Energia	141,038	(7,907)	—	(30,968)	—	—	102,163
Sá Carvalho	106,111	19,360	—	(18,631)	—	—	106,840
Gasmig	1,419,492	88,634	—	(98,079)	—	—	1,410,047
Horizontes Energia	52,396	11,136	—	(7,818)	—	—	55,714
Usina Térmica Ipatinga	4,009	254	—	(335)	—	—	3,928
Cemig PCH	91,969	13,804	—	(10,065)	—	—	95,708
Lepsa	343,802	234	(1,876)	—	—	(127)	342,033
RME	340,063	128	(1,815)	—	—	(127)	338,249
Companhia Transleste de Transmissão	21,588	4,071	—	(1,265)	—	—	24,394
UTE Barreiro	39,266	(2,400)	—	924	—	—	37,790
Companhia Transudeste de Transmissão	20,505	3,095	—	—	—	—	23,600
Empresa de Comercialização de Energia Elétrica	20,154	26,679	—	(37,447)	—	—	9,386
Companhia Transirapé de Transmissão	23,952	3,615	—	—	—	—	27,567
Efficientia	4,868	3,304	—	(1,171)	—	—	7,001
Cemig Comercializadora de Energia Incentivada	1,867	559	—	(84)	—	—	2,342
Companhia de Transmissão Centroeste de Minas	21,171	3,828	—	(5,644)	—	—	19,355
Light	1,070,477	3,677	(5,442)	—	—	—	1,068,712
Cemig Trading	28,635	41,873	—	(55,555)	—	—	14,953
Axxiom Soluções Tecnológicas	19,264	(6,530)	—	—	—	—	12,734
Taesa	1,582,633	126,862	—	(133,339)	—	—	1,576,156
Cemig Overseas	20	—	—	—	121	—	141

	12,627,857	320,979	(43,665)	(399,477)	100,121	(254)	12,605,561

Consolidated	Dec. 31, 2016	Equity method gain (Statement of income)	Equity method gain (Other comprehensive income)	Dividends	Injections / acquisitions	Others	Sep. 30, 2017
Companhia Transleste de Transmissão	21,588	4,071	—	(1,265)	—	—	24,394
Companhia Transudeste de Transmissão	20,505	3,095	—	—	—	—	23,600
Companhia Transirapé de Transmissão	23,952	3,615	—	—	—	—	27,567
Companhia de Transmissão Centroeste de Minas	21,171	3,828	—	(5,644)	—	—	19,355
Light	1,070,477	3,677	(5,442)	—	—	—	1,068,712
Axxiom Soluções Tecnológicas	19,264	(6,530)	—	—	—	—	12,734
Lepsa	343,802	234	(1,876)	—	—	(127)	342,033
RME	340,063	128	(1,815)	—	—	(127)	338,249
Hidrelétrica Cachoeirão	50,411	8,950	—	(2,641)	—	—	56,720
Guanhães Energia (1)	—	(2,037)	—	—	86,280	(59,071)	25,172
Hidrelétrica Pipoca	31,809	3,228	—	(1,284)	—	—	33,753
Madeira Energia (Santo Antônio Plant)	643,890	(84,553)	—	—	—	—	559,337
FIP Melbourne (Santo Antônio Plant)	677,182	(73,209)	—	—	—	—	603,973
Lightger	41,543	2,280	—	(2,569)	—	—	41,254
Baguari Energia	162,106	13,887	—	(30,274)	—	—	145,719
Central Eólica Praias de Parajuru	63,307	(1,293)	—	(406)	—	—	61,608
Central Eólica Volta do Rio	81,228	(5,439)	—	—	—	—	75,789
Central Eólica Praias de Morgado	59,586	(3,991)	—	—	—	—	55,595
Aliança Norte (Belo Monte Plant)	527,498	(6,376)	—	—	46,707	—	567,829
Amazônia Energia (Belo Monte Plant)	781,022	(6,965)	—	—	76,686	—	850,743
Ativas Data Center (2)	17,741	(1,950)	—	—	—	2,003	17,794
Taesa	1,582,633	126,862	—	(133,339)	—	—	1,576,156
Renova	688,625	(50,048)	(33,852)	—	18,000	—	622,725
Usina Hidrelétrica Itaocara S.A.	2,782	(581)	—	—	532	—	2,733
Aliança Geração	1,319,055	39,977	—	(51,576)	—	—	1,307,456
Retiro Baixo	161,848	8,460	—	(11,182)	—	—	159,126

Total of investments	8,753,088	(20,680)	(42,985)	(240,180)	228,205	(57,322)	8,620,126

Guanhães – uncovered liabilities of jointly-controlled entity (1)	(59,071)	—	—	—	—	59,071	—

Total	8,694,017	(20,680)	(42,985)	(240,180)	228,205	1,749	8,620,126

(1)	Transfer to uncovered liabilities.

c)	Information from the subsidiaries, jointly-controlled and affiliated entities, not adjusted for the percentage represented by the Company’s ownership interest

Company	Number of shares	Sep. 30, 2018			Dec. 31, 2017
		Cemig interest %	Share capital	Equity	Cemig interest %	Share capital	Equity
Cemig Geração e Transmissão	2,896,785,358	100.00	2,600,000	4,799,070	100.00	1,837,710	4,793,832
Hidrelétrica Cachoeirão	35,000,000	49.00	35,000	101,946	49.00	35,000	118,280
Guanhães Energia	358,511,000	49.00	386,139	154,131	49.00	330,536	51,058
Hidrelétrica Pipoca	41,360,000	49.00	41,360	59,934	49.00	41,360	53,108
Retiro Baixo	222,850,000	49.90	222,850	282,155	49.90	222,850	257,880
Aliança Norte (Belo Monte Plant)	41,410,158,283	49.00	205,315	1,222,271	49.00	1,119,255	1,065,628
Amazônia Energia (1) (Belo Monte Plant)	1,281,030,446	74.50	1,323,660	1,332,127	74.50	1,229,600	1,163,160
Madeira Energia (Santo Antônio Plant)	11,343,088,100	18.13	10,310,341	4,139,327	18.13	9,546,672	5,327,114
Lightger	79,078,937	49.00	79,232	83,965	49.00	79,232	83,331
Baguari Energia (1)	26,157,300,278	69.39	186,573	241,223	69.39	186,573	213,895
Renova	417,197,244	36.23	2,919,019	292,852	36.23	2,919,019	779,808
Aliança Geração	1,291,582,500	45.00	1,291,488	1,990,320	45.00	1,291,488	1,857,905
Central Eólica Praias de Parajuru	70,560,000	49.00	70,560	70,560	49.00	70,560	88,976
Central Eólica Volta do Rio	117,230,000	49.00	117,230	88,238	49.00	117,230	115,694
Central Eólica Praias de Morgado	52,960,000	49.00	52,960	45,145	49.00	52,960	54,312
Usina Hidrelétrica Itaocara S.A.	19,390,114	49.00	19,390	8,071	49.00	11,102	7,549
Cemig Distribuição	2,359,113,452	100.00	2,771,998	5,084,333	100.00	2,771,998	3,737,310
Light	203,934,060	26.06	2,225,822	3,336,522	26.06	2,225,822	3,461,971
Cemig Telecom (2)	—	—	—	—	100.00	292,399	247,313
Ativas Data Center	456,540,718	19.60	182,063	96,386	—	—	—
Rosal Energia	46,944,467	100.00	46,944	117,053	100.00	46,944	106,897
Sá Carvalho	361,200,000	100.00	36,833	86,974	100.00	36,833	102,536
Gasmig	409,255,483	99.57	665,429	1,003,957	99.57	665,429	1,223,948
Horizontes Energia	39,257,563	100.00	39,258	46,406	100.00	39,258	53,165
Cemig Geração Distribuída (Usina Térmica Ipatinga)	174,281	100.00	174	4,500	100.00	174	4,932
Cemig PCH	35,952,000	100.00	35,952	89,810	100.00	35,952	96,944
Lepsa	1,379,839,905	100.00	406,341	439,898	100.00	406,341	455,861
RME	1,365,421,406	75.00	403,040	437,293	75.00	403,040	453,157
UTE Barreiro	16,902,000	100.00	16,902	18,260	100.00	16,902	17,982
Empresa de Comercialização de Energia Elétrica	486,000	100.00	486	13,709	100.00	486	18,403
Efficientia	6,051,994	100.00	6,052	17,040	100.00	6,052	7,084
Cemig Comercializadora de Energia Incentivada	1,000,000	100.00	1,000	2,579	100.00	1,000	2,004
Companhia de Transmissão Centroeste de Minas	28,000,000	51.00	28,000	38,240	51.00	28,000	40,361
Cemig Trading	1,000,000	100.00	1,000	14,566	100.00	1,000	29,206
Axxiom Soluções Tecnológicas	17,200,000	49.00	46,600	12,214	49.00	46,600	24,216
TAESA	1,033,496,721	21.68	3,042,034	4,514,276	21.68	3,042,034	4,346,746

(1)	Jointly-control under a Shareholders’ Agreement.
(2)	On March 31 ,2018 Cemig Telecom was merged into the Company.

On September 30, 2018, the current liabilities of some jointly-controlled entities exceeded their current assets, as follows:

Madeira Energia S.A. (‘Mesa’): In the period ended September 30, 0218, Mesa reported a loss of R$ 1,187,787. The excess of current liabilities over current assets, equal to R$ 1,373,071, arises mainly from the balances of the accounts ‘Suppliers’ and ‘Loans and financings’. To resolve the situation of negative working capital, Mesa is renegotiating the flow of debt servicing payments with the BNDES and onlending banks, and the release of funds from the Reserve account, as a result of this renegotiation. The process of debt reprofiling is at an advanced stage of approval by the creditors and shareholders, and the remaining requirement for its conclusion is the definition of part of the corporate guarantees to be offered.

Renova Energia: In the period ended September 30, 2018, Renova Energia reported a loss of R$ 486,956, accumulated losses of R$ 2,681,546 and current liabilities in excess of current assets in the amount of R$ 172,078. Renova Energia is required to obtain capital to comply with the construction commitments of wind and solar generating plants.

Due to this scenario, Renova has been taking actions to rebalance its liquidity and cash flow structure, and is working together with its controlling shareholders on a new restructuring plan, aiming to rebalance its capital structure and honor its commitments.

The Management of Renova Energia believes that with the success of these measures, it will be possible to recover the economic and financial equilibrium, and liquidity.

The events or conditions described above indicate the existence of relevant uncertainty that may cast significant doubt on Renova Energia ability to continue as a going concern as of September 30, 2018.

The Company is committed to the plans of the investee’s management and has concluded that, at the present moment, there are no indicators of additional impairment need other than that already posted in the Quarterly Information of the Investee for the period ended September 30, 2018 – which has been recognized by the Company thru equity method. The Company will timely reflect any need for additional impairment of this investment.

Investment in the Santo Antônio hydroelectric plant, through Madeira Energia S.A. (‘Mesa’) and FIP Melbourne

The Company has an indirect investment, of 18.13%, in Madeira Energia S.A. (which holds an investment in Santo Antônio Energia S.A.), of R$ 897,536 on September 30, 2018 (R$ 1,117,265 on December 31, 2017).

Madeira Energia S.A. (‘Mesa’) and its subsidiary Santo Antônio Energia S.A. (‘Saesa’) are incurring construction costs related to the construction of the Santo Antônio hydroelectric plant. On September 30, 2018 the total PP&E and intangible assets constituted by these costs amounted to R$ 21,019,315 (Mesa, consolidated). According to financial projections prepared by its Management, these construction costs will be recovered through future revenues from operations as all the entity’s generation plants are currently under operation.

The Federal Public Attorneys’ Office has conducted and is in the process of conducting investigations, and other legal measures are in progress, involving other indirect shareholders of Madeira Energia S.A. and certain executives of those other indirect shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of Mesa and of its other shareholders. In response to allegations of possible illegal activities, the investee and its other shareholders have started an independent internal investigation. It is not possible to determine the results of these investigations, or the developments arising from them, which may at some time in the future affect the investee.

The effects of any changes to the current scenario will be reflected, appropriately, in the financial statements of the Company and its subsidiary Cemig GT.

Capital increase in Madeira Energia S.A.

On August 28, 2018 an Extraordinary General Meeting (EGM) of Shareholders approved an increase in the capital of Mesa of up to R$ 972,512. Simultaneously the shareholders Furnas Centrais Elétricas S.A., Odebrecht Energia do Brasil S.A. and Caixa Fundo de Investimento em Participações Amazônia Energia subscribed and paid up in full the credits that they hold against Mesa, in a total of R$ 754,669, such that an amount of capital equal to R$ 217,843 remained, referring to the subscription right of the Company and of its indirect affiliate SAAG Investimento S.A.

On October 2, 2018, since Cemig GT and SAAG had not exercised their right to subscribe in the said capital increase, the shareholder Furnas Centrais Elétricas S.A. subscribed these remaining shares, paying them up in part in the amount of R$ 85,000. On the same date the Board of Directors of Mesa partially ratified the capital increase approved on August 28, 2018, in the amount of R$ 839,670. The total of funds subscribed will be allocated in full to subscription of shares in Santo Antônio Energia S.A. With the homologation of the increase, the share capital of Mesa was increased to R$ 10,386,341, and the Company then held: a direct equity interest of 8.44%; and an indirect equity interest of 6.86%.

In an EGM held on October 3, 2018, a further capital increase in Mesa of up to R$ 300,000 was approved. On that date Cemig GT, SAAG and Furnas Centrais Elétricas S.A. subscribed shares in the amount of R$ 25,320, R$ 26,068 and R$ 124,620, respectively, paid up in full on October 5, 2018. The other shareholders, thus did not exercise their right of first refusal in the capital increase that had been approved, the period for which expired on November 3, 2018. Thus, after homologation of this increase, the share capital of Mesa was R$ 10,562,350, and the Company’s direct and indirect equity interests in Mesa are now 8.63% and 7.05%, respectively.

The FID (Availability Factor)

On July 31, 2015, the Regional Federal Appeal Court accepted the request by SAESA for interim relief on appeal. This relief suspended the application of the Availability Factor (FID) related to the generating units of the Santo Antônio hydroelectric plant not dispatched by the National System Operator (ONS). This decision, which had ordered the regulator, Aneel, and the Wholesale Electricity Trading Chamber, CCEE, to adopt the necessary procedures to make that decision effective in the CCEE’s accounting and settlement, was suspended by the Higher Appeal Court (STJ), was suspended by the Higher Appeal Court (STJ), and subsequently reinstated, after an interim remedy was granted in a Constitutional Complaint to the Federal Supreme Court. However, on April 10, 2018 the Supreme Court ruled against allowing the Constitutional complaint to go forward, re-establishing the effects of the decision given by the STJ. Due to the decision by the Supreme Court the CCEE, after authorization by Aneel, agreed the payment by installments of the debt, of R$ 738,000, relating to the Availability Factor, which was registered in the account of Suppliers at SAESA, to be paid in 36 equal installments, from September 2018, adjusted by inflation, plus interest.

Arbitration proceedings

In 2014, Cemig GT and SAAG Investimentos S.A. (SAAG), a vehicle through which Cemig GT holds an indirect equity interest in Mesa, opened arbitration proceedings, in the Market Arbitration Chamber, challenging the following: (a) the increase approved in the capital of Mesa of approximately R$ 750 million partially to be allocated to payment of the claims by the Santo Antonio Construction Consortium (‘CCSA’), based on absence of quantification of the amounts supposedly owed, and absence of prior approval by the Board of Directors, as required by the bylaws and Shareholders’ Agreement of Mesa; and also on the existence of credits owed to Mesa by CCSA, for an amount greater than the claims; and (b) the adjustment for impairment carried out by the Executive Board of Mesa, in the amount of R$ 750 million, relating to certain credits owed to Mesa by CCSA, on the grounds that those credits are owed in their totality by express provision of contract.

The arbitration judgment by the Market Arbitration Chamber recognized the right of Cemig GT and SAAG in full, and ordered the annulment of the acts being impugned. As a consequence of this decision, Mesa reversed the impairment, and posted a provision for doubtful accounts in the amount of R$ 678,551 in its financial statements as of December 31, 2017.

To resolve the question of the liability of the CCSA consortium to reimburse the costs of re-establishment of the collateral and use of the contractual limiting factor, the affiliated company opened arbitration proceedings with the International Chamber of Commerce (ICC) against CCSA, which are in progress. This process is confidential under the Arbitration Regulations of the ICC.

Investment in the Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte

Amazônia Energia and Aliança Norte are Shareholders in Norte Energia S.A. (‘NESA’), which holds the concession to operate the Belo Monte Hydroelectric Plant, on the Xingu River, in the State of Pará. Through the jointly-controlled entities referred to above, Cemig GT owns an indirect equity interest in NESA of 11.74%.

NESA will still require significant funds for costs of organization, development and pre-operating costs, resulting in negative net working capital of R$ 2,791,888 as of September 30, 2018. The completion of the construction works for Belo Monte plant, and consequent generation of revenues, in turn, depend on the capacity of the investee to continue to comply with the schedule of works envisaged, as well as obtaining the necessary financial resources, either from its shareholders and / or from third parties.

On April 7, 2015, NESA was awarded a preliminary injunction ordering the regulator to “abstain, until hearing of the application for an injunction made in the original case, from applying to Appellant any penalties or sanctions in relation to the Belo Monte Hydroelectric Plant not starting operations on the date established in the original timetable for the project, including those specified in an Aneel Normative Resolution and in the Concession Contract for the Belo Monte Hydroelectric Plant” – ANEEL nº 595/2013 and its Concession contract 01/2010-MME. The legal advisers of NESA have classified the probability of loss as ‘possible’ and estimated the potential loss on September 30, 2018 to approximately R$ 632,000.

Investigations and other legal measures are in progress, conducted by the Federal Public Attorneys’ Office, which involve other shareholders of NESA and certain executives of those other shareholders. In this context, the Federal Public Attorneys have started investigations on irregularities involving contractors and suppliers of NESA and of its other Shareholders, which are still in progress. At present it is not possible to determine the outcome of these investigations, and their possible consequences. These might at some time in the future affect the investee. In addition, based on the results of the independent internal investigation conducted by NESA and its other Shareholders, a write-down of the value of the infrastructure of NESA, by R$ 183,000 was already recorded in 2015.

The effects of any changes in the current scenario will be reflected, appropriately, in the Company and its subsidiary Cemig GT’s financial statements.

Investment in Renova Energia S.A. (‘Renova’)

Negotiations relating to the Alto Sertão III wind farm complex

Renova is negotiating sale of the Alto Sertão III wind farm complex and has received non-binding proposals for acquisition of this Project from certain investors, which are at a final stage of due diligence process.

Risks related to compliance with laws and regulations

On January 19, 2018, Renova responded to a formal statement by the Civil Police of Minas Gerais State received in November 2017, relating to the investigation being carried out by that Police Force related to certain capital injections made by the controlling shareholders of Renova, including Cemig GT, and capital injections made by Renova in certain projects under development in previous years. As a consequence, the governance bodies of Renova requested the opening of an internal investigation, which is being conducted by an independent party.

In addition, a monitoring committee was set up, composed by an independent counselor, the Chairman of the Fiscal Council and the chairman of the Board of Directors, who, together with the Audit Committee, will monitor the internal investigation.

The investigation is in progress, and it is not possible to determine any effects of this investigation, nor any impacts on the interim financial information of Renova, or the Company, for the nine-month period ended September 30, 2018.

Non-binding proposal by Taesa for Centroeste

On May 16, 2018, the Company received a non-binding offer from Taesa for acquisition of Cemig’s 51% shareholding position in Companhia Centroeste de Minas Gerais S.A. – Centroeste. This offer is under consideration by Management.

Resolution of crossover assets of Cemig GT and Energimp

On May 17, 2018, a document entitled ‘Private Transaction Agreement’ was signed between the subsidiary Cemig GT and Energimp S.A. (‘Energimp’), for resolution of crossover Shareholdings currently held by Cemig GT and Energimp in the companies Central Eólica Praias de Parajuru S.A. (‘Parajuru ‘), Central Eólica Volta do Rio S.A. (‘Volta do Rio’) and Central Eólica Praia de Morgado S.A. (‘Morgado’).

The transaction will result in 100% of the share capital of Parajuru and Volta do Rio being wholly owned by the subsidiary Cemig GT, and 100% of the shares in Morgado being wholly owned by Energimp.

This transaction to resolve crossover shareholding was approved by the competition authority, CADE, and is in the process of approval by the financing bank.

Internal procedures on risks related to compliance with law and regulations

Considering the investigations that are being made in relation to the Company and certain investees, the governance bodies of the Company have authorized contracting of a specialized company to analyze the internal procedures related to these investments.

Considering that the work is still preliminary, at present it is not possible to measure any effects of these analyses or any impacts on the Company’s Interim financial information for the period ended September 30, 2018.

16.	PROPERTY, PLANT AND EQUIPMENT

Consolidated	Sep. 30, 2018			Dec. 31, 2017
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	224,921	(15,525)	209,396	224,924	(13,652)	211,272
Reservoirs, dams and watercourses	3,282,064	(2,111,517)	1,170,547	3,284,948	(2,051,372)	1,233,576
Buildings, works and improvements	1,112,168	(794,331)	317,837	1,116,990	(785,628)	331,362
Machinery and equipment	2,246,233	(1,672,525)	573,708	2,935,643	(2,062,092)	873,551
Vehicles	31,636	(26,752)	4,884	28,816	(25,711)	3,105
Furniture and utensils	16,112	(12,488)	3,624	16,109	(12,714)	3,395

	6,913,134	(4,633,138)	2,279,996	7,607,430	(4,951,169)	2,656,261

In progress
Development Assets	129,604	—	129,604	106,049	—	106,049

Net property, plant and equipment	7,042,738	(4,633,138)	2,409,600	7,713,479	(4,951,169)	2,762,310

Holding Company	Sep. 30, 2018			Dec. 31, 2017
	Historical cost	Accumulated depreciation	Net value	Historical cost	Accumulated depreciation	Net value
In service
Land	82	—	82	—	—	—
Buildings, works and improvements	408	(296)	112	—	—	—
Machinery and equipment	5,840	(4,506)	1,334	3,627	(2,289)	1,338
Furniture and utensils	2,238	(1,860)	378	657	(644)	13

	8,568	(6,662)	1,906	4,284	(2,933)	1,351

In progress
Development Assets	459	—	459	459	—	459

Net property, plant and equipment	9,027	(6,662)	2,365	4,743	(2,933)	1,810

The changes in PP&E are as follows:

Consolidated	Balance on Dec. 31, 2017	Addition	Disposals	Depreciation	Transfer to Held for sale	Transfers / capitalizations	Balance on Sep. 30, 2018
In service
Land	211,272	—	(3)	(1,873)	—		209,396
Reservoirs, dams and watercourses	1,233,576	—	(2,046)	(61,129)	—	146	1,170,547
Buildings, works and improvements	331,362	—	(237)	(14,031)	—	743	317,837
Machinery and equipment	873,551	—	(8,673)	(55,119)	(255,758)	19,707	573,708
Vehicles	3,105	—	—	(1,050)	—	2,829	4,884
Furniture and utensils	3,395	—	—	(268)	—	497	3,624

	2,656,261	—	(10,959)	(133,470)	(255,758)	23,922	2,279,996

In progress	106,049	58,292	(1,152)	—	—	(33,585)	129,604

Net property, plant and equipment	2,762,310	58,292	(12,111)	(133,470)	(255,758)	(9,663)	2,409,600

Consolidated	Balance on Dec. 31, 2016	Addition	Jaguara, Miranda and Volta Grande Plants (1)	Disposals	Depreciation	Transfers / capitalizations	Balance on Sep. 30, 2017
In service
Land	278,650	—	(61,287)	—	(5,408)	—	211,955
Reservoirs, dams, and watercourses	1,761,013	—	(440,923)	300	(64,913)	371	1,255,848
Buildings, works, and improvements	418,480	39	(68,971)	—	(14,546)	773	335,775
Machinery and equipment	1,171,189	253	(297,471)	(5,343)	(69,864)	71,726	870,490
Vehicles	4,230	—	—	—	(845)	—	3,385
Furniture and utensils	3,408	58	—	—	(305)	—	3,161

	3,636,970	350	(868,652)	(5,043)	(155,881)	72,870	2,680,614

In progress	138,106	53,533	(130)	(2,062)	—	(72,870)	116,577

Net property, plant and equipment	3,775,076	53,883	(868,782)	(7,105)	(155,881)	—	2,797,191

Holding Company	Balance on Dec. 31, 2017	Merger of Telecom (2)	Transfer to Held for sale	Transfers (2)	Depreciation	Write-off	Balance on Sep. 30, 2018
In service
Land	—	82	—	—	—	—	82
Buildings, works, improvements	—	116	—	—	(4)	—	112
Machinery and equipment	1,338	262,137	(255,758)	—	(5,916)	(467)	1,334
Furniture and utensils	13	406	—	—	(41)	—	378

	1,351	262,741	(255,758)	—	(5,961)	(467)	1,906

In progress	459	9,025	—	(9,025)	—	—	459

Net property, plant and equipment	1,810	271,766	(255,758)	(9,025)	(5,961)	(467)	2,365

(1)

Transferred to Generation concession assets, in relation to the Jaguara, Miranda and Volta Grande Plants in the amount of R$ 799,117 and to Concession financial assets, in relation to the Volta Grande Plant, in the amount of R$ 70,252.

(2)	Related to the merged of its subsidiary Cemig Telecom. The amount of R$ 9,025 was transferred to Inventories. See Note 1.

The average annual depreciation rate for the Company and its subsidiaries for the nine-month period ended September 30, 2018, is 3.22%. Depreciation rates, which take into consideration the expected useful life of the assets, are revised annually by Management.

The Company and its subsidiaries have not identified any evidence of impairment of its Property, plant and equipment assets. The generation concession contracts provide that at the end of each concession the grantor must determine the amount to be paid to Cemig GT for the residual value of the infrastructure assets. Management believes that the amounts ultimately received will be higher than the historical residual value.

The residual value of the assets is the residual balance of the assets at the end of the concession contract which will be transferred to the grantor at the end of the concession contract and for which Cemig GT is entitled to receive in cash. For contracts under which Cemig GT does not have a right to receive such amounts or there is uncertainty related to collection of the amounts, such as in the case of thermal generation and hydroelectric generation as an independent power producer, no residual value is recognized, and the depreciation rates are adjusted so that all the assets are depreciated within the concession term.

Consortium

Cemig GT is a partner in the electricity generation consortium for the Queimado plant, for which no separate company with independent legal existence was formed to manage the object of the concession, whose controls are being kept in Fixed assets and Intangible assets. Cemig GT’s portion in the consortium is recorded and controlled separately in the respective categories of PP&E and Intangible assets.

Holding Company and Consolidated	Interest in power output, %	Average annual depreciation rate %	Sep. 30, 2018	Dec. 31, 2017
In service
Queimado plant	82.50	4.03	217,210	217,109
Accumulated depreciation	—	—	(97,202)	(90,649)

Total in operation			120,008	126,460

In progress
Queimado plant	82.50	—	291	340

Total in construction			291	340

17.	INTANGIBLE ASSETS

Composition of the balance on September 30, 2018 and on December 31, 2017:

Consolidated	Sep. 30, 2018			Dec. 31, 2017
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Temporary easements	11,749	(2,495)	9,254	11,749	(1,990)	9,759
Paid concession	19,169	(11,761)	7,408	19,169	(11,251)	7,918
Assets of concession	18,321,484	(7,835,802)	10,485,682	17,837,687	(7,402,296)	10,435,391
Others	76,009	(63,613)	12,396	81,721	(64,533)	17,188

	18,428,411	(7,913,671)	10,514,740	17,950,326	(7,480,070)	10,470,256
In progress	683,346	—	683,346	685,672	—	685,672

Net intangible assets	19,111,757	(7,913,671)	11,198,086	18,635,998	(7,480,070)	11,155,928

Holding Company	Sep. 30, 2018			Dec. 31, 2017
	Historical cost	Accumulated amortization	Residual value	Historical cost	Accumulated amortization	Residual value
In service
Useful life defined
Rights of software	12,405	(8,639)	3,766	3,789	(3,748)	41
Brands and patents	239	(8)	231	9	(7)	2
	12,644	(8,647)	3,997	3,798	(3,755)	43
In progress	2,496	—	2,496	2,415	—	2,415

Net intangible assets	15,140	(8,647)	6,493	6,213	(3,755)	2,458

Changes in Intangible assets:

Consolidated	Balance on Dec. 31, 2017	Addition	Disposals	Amortization	Transfers to Held for sale	Transfer (1)	Other Transfers	Balance on Sep. 30, 2018
In service
Useful life defined
Temporary easements	9,759	—	—	(505)	—	—	—	9,254
Paid concession	7,918	—	—	(510)	—	—	—	7,408
Assets of concession	10,435,391	—	(17,326)	(495,152)	—	562,422	347	10,485,682
Others	17,188	1,064	(114)	(3,967)	(6,947)	5,172	—	12,396

	10,470,256	1,064	(17,440)	(500,134)	(6,947)	567,594	347	10,514,740
In progress	685,672	585,914	(1,548)	—	—	(586,692)	—	683,346

Net intangible assets	11,155,928	586,978	(18,988)	(500,134)	(6,947)	(19,098)	347	11,198,086

(1)	The residual balance of the transfers refers to the balances transferred to financial assets.

Consolidated	Balance on Dec. 31, 2016	Addition	Special obligations – write- down (2)	Jaguara, Volta Grande and Miranda plants	Disposals	Amortization	Transfer (1)	Balance on Sep. 30, 2017
In service
Useful life defined
Temporary easements	10,434	—	—	—	—	(505)	—	9,929
Paid concession	8,597	—	—	—	—	(510)	—	8,087
Assets of concession	9,247,923	—	17,069	—	(5,878)	(455,379)	1,147,413	9,951,148
Others	17,430	—	—	(80)	—	(4,508)	2,497	15,339

	9,284,384	—	17,069	(80)	(5,878)	(460,902)	1,149,910	9,984,503

In progress	1,535,296	747,868	—	—	(6,820)	—	(1,203,162)	1,073,182

Net intangible assets	10,819,680	747,868	17,069	(80)	(12,698)	(460,902)	(53,252)	11,057,685

(1)	The residual balance of the transfers refers to the balances transferred to financial assets.
(2)

The write-down of a Special Obligation arises for restitution of amounts calculated in the final settlement of Financing and Subsidy Contracts for the Luz Para Todos (‘Light for All’) program, with funds from the CDE account, and return of funds related to the Global Reversion Reserve (RGR).

Holding Company	Balance on Dec. 31, 2017	Merger of Telecom (1)	Transfers to Held for sale	Transfers	Addition	Amortization	Balance on Sep. 30, 2018
In service
Useful life defined
Rights of software	41	11,716	(6,947)	(130)	—	(914)	3,766
Brands and patents	2	—	—	231	—	(2)	231

	43	11,716	(6,947)	101		(916)	3,997

In progress	2,415	—	—	(101)	182	—	2,496

Net intangible assets	2,458	11,716	(6,947)	—	182	(916)	6,493

(1)	On March 31, Cemig Telecom was merged into the Company. For more details, please see Note 1.

The intangible asset easements, concessions payable, assets of concession, and others, are amortizable by the straight-line method, taking into account the consumption pattern of these rights. The Company and its subsidiaries have not identified any evidence of impairment of its intangible assets. The Company and its subsidiaries have no intangible assets with non-defined useful life. The amount of additions on September 30, 2018 includes R$ 23,508 (R$ 56,851 in the same period of 2017) of capitalized borrowing costs, as presented in Note 20.

The annual average amortization rate is 4.09% in the nine-month period ended September 30, 2018. The main annual amortization rate reflects the expected useful life of assets and pattern of their consumption by the Management.

Under the regulations of the electricity sector, goods and facilities used in the distribution are linked to these services, and cannot be withdrawn, disposed of, assigned or given in mortgage guarantee without the prior express authorization of the Regulator. Undoing of that link, for assets of an electricity concession, requires that the proceeds of the disposal are used for purposes of the concession.

18.	SUPPLIERS

	Consolidated
	Sep. 30, 2018	Dec. 31, 2017
Energy on spot market – CCEE	570,999	468,216
Charges for use of energy network	125,363	153,146
Energy purchased for resale	1,022,499	870,654
Itaipu Binational	295,951	240,220
Gas purchased for resale	120,638	186,401
Materials and services	309,255	424,120

	2,444,705	2,342,757

19.	TAXES PAYABLE, INCOME TAX AND SOCIAL CONTRIBUTION TAX AND AMOUNTS TO BE REIMBURSED TO CUSTOMER S

a)	Taxes payable and amounts to be reimbursed to customers

	Consolidated		Holding Company
	Sep. 30, 2018 (Restated)	Dec. 31, 2017	Sep. 30, 2018	Dec. 31, 2017
Current
ICMS (VAT) (I)	206,581	496,916	3,875	—
Cofins	130,644	126,065	738	2,484
Pasep	28,442	27,154	141	484
Social security contributions	19,922	19,522	2,224	1,913
Others	21,338	34,915	1,377	960

	406,927	704,572	8,355	5,841
Non-current
Cofins	24,804	24,216	—	—
Pasep	4,037	3,983	—	—

	28,841	28,199	—	—

	435,768	732,771	8,355	5,841

Amounts to be reimbursed to customers
Non-current
Pasep and Cofins (II)	1,114,802	1,087,230	—	—

	1,114,802	1,087,230	—	—

(I)	The Tax Amnesty Program (PRCT).

In 2017 the subsidiaries Cemig D and Cemig GT joined the terms of the Minas Gerais State Tax Amnesty Program (Plano de Regularização de Créditos Tributários, or PRCT), for payment of ICMS (VAT) through installments, updated and net of the reductions of penalty payments and interest, as specified in State Law 22,549, and subsequent decrees that specified the conditions for payment of tax debits by installments.

The main tax issues that led to the decision of Cemig D to subscribe to the PRCT relate to ICMS (VAT) on the CDE subvention in the period January 2013 to October 2016, and also to the classification of residential condominiums in the commercial category, which has a different ICMS (VAT) rate, generating disagreement with the tax authority on interpretation, over the period 2013 to 2015. The amount included in the PRCT for Cemig D, in the amount of R$ 557,673, net of the reduction in interest and penalty payments by 90%, was paid in 6 (six) installments, adjusted at a 50% of the Selic rate and the 6th installment was paid on April 2, 2018.

(II)

The long-term obligations for the Pasep and Cofins included the amounts relating to the Court challenge of the constitutionality of inclusion of the amount of ICMS (VAT) tax within the base amount on which these contributions are calculated. The subsidiaries Cemig D and Cemig GT obtain interim relief from the Court allowing them not to make the payment and authorizing payment of the deposits into court (starting in 2008), and maintained this procedure until August 2011. After that date, while continuing to challenge the basis of the calculation in court, it opted to pay the taxes monthly.

On October 2017, the Federal Supreme Court (STF) published its Joint Judgment on the Extraordinary Appeal, on the basis of setting a global precedent, in favor of the argument of the subsidiaries. Based on the opinion of its legal advisers, the Company wrote down the liabilities relating to these contributions and recorded a potential liability related to the reimbursement to its customers. On September 30, 2018, the liability to its customers was R$ 1,114,802 (R$ 1,087,230 on December 31, 2017), which is equivalent to the updated amount of the escrow deposits already made which total R$ 1,139,292 (R$ 1,110,376 on December 31, 2017), net of the Pasep and Cofins incident on its revenue from updating, in the amount of R$ 24,490 (R$ 23,146 on December 31, 2017). This liability was recorded considering that the subsidiary passes to its Customers the tax effects incident upon its electricity bill, maintaining the neutrality of tariffs. The restitution to Customers will depend upon the court escrow deposit being lifted and a decision by Aneel on the mechanisms to be adopted. The net effect arising from the recognition of this matter on the net income for the year 2017 was null.

b)	Income tax and Social Contribution tax

	Consolidated
	Sep. 30, 2018	Dec. 31, 2017
Current
Income tax	70,609	88,152
Social Contribution tax	24,986	27,144

	95,595	115,296

20.	LOANS, FINANCINGS AND DEBENTURES

				Consolidated
				Sep. 30, 2018			Dec. 31, 2017
Financing source	Principal maturity	Annual financial cost	Currency	Current	Non-current	Total	Total
FOREIGN CURRENCY
Banco do Brasil: Various Bonds (1) (5)	2024	Various	US$	4,196	28,435	32,631	22,933
Eurobonds (2)	2024	9.25%	USD	204,879	6,005,851	6,210,730	3,333,149
KfW (2)	2019	1.78%	EURO	2,702	—	2,702	4,383
(-) Transaction costs				(83)	(21,877)	(21,960)	(15,400)
(+/-) Funds advanced (3)				101	(35,341)	(35,240)	(47,690)

Debt in foreign currency				211,795	5,977,068	6,188,863	3,297,375
BRAZILIAN CURRENCY
Banco do Brasil S.A. (2)	2018	140.00% of CDI Rate	R$	—	—	—	742,364
Banco do Brasil S.A. (5)	2022	146.50% of CDI	R$	19,402	483,125	502,527	500,193
Caixa Econômica Federal (5)	2018	119.00% of CDI	R$	—	—	—	8,346
Caixa Econômica Federal (5)	2022	146.50% of CDI	R$	22,239	604,394	626,633	626,667
Eletrobras (5)	2023	UFIR + 6.00 to 8.00%	R$	14,184	23,460	37,644	49,789
Large customers (5)	2024	IGP-DI + 6.00%	R$	2,476	2,380	4,856	4,304
FINEP (2)	2018	TJLP + 5.00% and TJLP + 8.00%	R$	—	—	—	2,359
Consórcio Pipoca (2)	2018	IPCA	R$	185	—	185	185
Banco da Amazônia S.A. (2)	2018	CDI + 1.90%	R$	129,115	—	129,115	121,470
Sonda (4)	2021	110.00% of CDI	R$	—	44,773	44,773	41,993
9th Note issue—single series (5)	2019	151.00% of CDI	R$	15,876	400,000	415,876	—
(-) FIC Pampulha fund—securities of subsidiary companies (7)				—	(16,564)	(16,564)	—
(-) Transaction costs				(435)	(14,837)	(15,272)	(26,435)
Debt in Brazilian currency				203,042	1,526,731	1,729,773	2,071,235

Total of loans and financings				414,837	7,503,799	7,918,636	5,368,610

Debentures - 3rd Issue - 2nd Series (2)	2019	IPCA + 6.00%	R$	153,125	—	153,125	301,065
Debentures - 3rd Issue - 3rd Series (2)	2022	IPCA + 6.20%	R$	37,782	989,360	1,027,142	1,010,202
Debentures—5ª Issue—single series (2)	2018	CDI + 1.70%	R$	746,171	—	746,171	703,021
Debentures - 6th Issue - 1st series (2)	2018	CDI + 1.60%	R$	—	—	—	507,692
Debentures - 6th Issue—2nd series (2)	2020	IPCA + 8.07%	R$	16,502	15,976	32,478	32,093
Debentures - 7th Issue—single series (2)	2021	140.00% of CDI	R$	313,688	842,668	1,156,356	1,683,557
Debentures—3rdIssue—1st series (5)	2018	CDI + 0.69%	R$	—	—	—	447,114
Debentures—3rd Issue—2nd series (5)	2021	IPCA + 4.70%	R$	547,124	1,021,015	1,568,139	1,537,147
Debentures—3rd Issue—3rd series (5)	2025	IPCA + 5.10%	R$	28,620	909,292	937,912	920,197
Debentures - 4th Issue—single series (5)	2018	CDI + 4.05%	R$	21,602	—	21,602	20,008
Debentures - 5th Issue—single series (5)	2022	146.50% of CDI	R$	58,269	1,521,846	1,580,115	1,576,220
Debentures (6)	2018	CDI + 1.60%	R$	—	—	—	100,328
Debentures (6)	2018	CDI + 0.74%	R$	—	—	—	33,350
Debentures (6)	2022	TJLP + 1.82% (75%), Selic + 1.82% (25%)	R$	33,037	99,341	132,378	155,377
Debentures (6)	2019	116.50% of CDI	R$	86	50,000	50,086	50,330
Debentures (6)	2023	CDI + 1.50%	R$	20,000	80,000	100,000	—
Debentures—2nd Issue, single series (4)	2019	128.50% of CDI	R$	13,202	—	13,202	26,552
(-) FIC Pampulha: Securities of subsidiary companies (7)				(3,332)	—	(3,332)	(25,492)
(-) Transaction costs				(8,558)	(31,397)	(39,955)	(49,674)

Total, debentures				1,977,318	5,498,101	7,475,419	9,029,087

Overall total				2,392,155	13,001,900	15,394,055	14,397,697

Financing source				Holding Company
				Sep. 30, 2018			Dec. 31, 2017
	Principal maturity	Annual financial cost	Currency	Current	Non-current	Total	Total
BRAZILIAN CURRENCY
Sonda (3)	2021	110.00% of CDI	R$	—	44,773	44,773	—
(-) Transaction costs				—	(487)	(487)	-—

Total of loans and financings				—	44,286	44,286	—

Debentures – 2nd Issue, single series (3)	2019	128.50% of CDI	R$	13,202	—	13,202	—
(-) Transaction costs				(114)	—	(114)	—

Total, debentures				13,088	—	13,088	—

Overall total Holding Company				13,088	44,286	57,374	—

(1)

Net balance of the Restructured Debt comprising bonds at par and discounted, with balance of R$ 196,647, less the amounts given as Deposits in guarantee, with balance of R$ 136,469.Interest rates vary – from 2 to 8% p.a.; six-month Libor plus spread of 0.81% to 0.88% p.a.

(2)	Cemig Geração e Transmissão.
(3)	Funds advanced to reach the yield to maturity agreed in the Eurobonds contract.
(4)	Cemig holding company. Arising from merger of Cemig Telecom.
(5)	Cemig Distribuição.
(6)	Gasmig.
(7)	FIC Pampulha has financial investments in securities issued by subsidiaries of the Company. For more information on this fund, see Note 28.

The debentures issued by the subsidiaries are not convertible; there are no agreements for renegotiation, nor debentures held in treasury.

There is an early maturity clause for cross-default in the event of non-payment, by Company or Cemig GT, of any pecuniary obligation with individual or aggregate value greater than R$ 50 million (“cross default”).

Funding raised

Financing source	Date of signature	Principal maturity	Annual financial cost	R$ ‘000
Foreign currency
Eurobonds (1)	July 2018	2024	9.25%	1,946,269
(-) Transaction costs				(7,876)
(+/-) Funds advanced (2)				9,625

Total funding raised in foreign currency				1,948,018
Brazilian currency
Promissory Notes – 9th Issue – Single series (3)	May 2018	2019	151% of CDI	400,000
Debentures (4)	August 2018	2023	CDI + 1,50%	100,000
(-) Transaction costs				(4,140)

Total funding raised in Brazilian currency				495,860

Total funding raised				2,443,878

(1)

In July 2018 the company completed settlement of its second tranche of the Eurobond originally issued on December 5, 2017. This second tranche was for US$ 500 million, corresponding to R$ 1.946 billion, with 6-monthly coupon of 9.25% p.a., and principal maturity in December 2024.

(2)	Funds advanced to reach the yield to maturity agreed in the Eurobonds contract.
(3)

In May 2018 Cemig D made its 9th Issue of Notes, with maturity of 18 months, and remuneration of 151% of the CDI rate, for payment bullet on October 24, 2019. Net proceeds will be allocated to replenishment of cash position and working capital.

(4)

In August 2018 Gasmig completed its 7th debenture issue, with maturity at 5 years, remunerated at CDI + 1.50%, and annual amortization from August 2019. The funds will be used to replenish the cash position.

Guarantees

The guarantees of the debtor balance on loans and financings, on September 30, 2018, were as follows:

Jan to Sep 2018
Promissory notes and sureties	10,764,465
Receivables	2,902,058
Shares	1,567,802
Without guarantee	159,730

TOTAL	15,394,055

The composition of loans, financings and debentures, by currency and indexers, with the respective amortization, is as follows:

Consolidated	2018	2019	2020	2021	2022	2023	2024	2025	Total
Currency
Euros	2,462	240	—	—	—	—	—	—	2,702
US dollar	209,075	—	—	—	—	—	6,034,286	—	6,243,361

Total, currency-denominated	211,537	240	—	—	—	—	6,034,286	—	6,246,063
Indexers
IPCA (1)	116,808	666,530	845,353	844,616	563,705	227,323	227,323	227,323	3,718,981
UFIR/RGR (2)	4,474	12,910	11,209	3,407	3,265	2,379	—	—	37,644
CDI (3)	959,272	1,025,428	766,790	1,176,021	1,452,145	20,000	—	—	5,399,656
URTJ/TJLP (4)	7,552	22,967	23,111	22,777	22,875	—	—	—	99,282
IGP-DI (5)	2,079	437	437	517	554	554	278	—	4,856

Total, governed by Indexers	1,090,185	1,728,272	1,646,900	2,047,338	2,042,544	250,256	227,601	227,323	9,260,419
(-) Transaction costs	(959)	(14,173)	(12,564)	(15,849)	(11,228)	(179)	(22,056)	(179)	(77,187)
(+/-) Funds advanced	101	—	—	—	—	—	(35,341)	—	(35,240)
Overall total	1,300,864	1,714,339	1,634,336	2,031,489	2,031,316	250,077	6,204,490	227,144	15,394,055

Holding Company	2018	2019	2020	2021	2022	2023	2024	2025	Total
Indexers
CDI (3)	5,669	7,533	—	44,773	—	—	—	—	57,975
Total, governed by Indexers	5,669	7,533	—	44,773	—	—	—	—	57,975

(-) Transaction costs	(49)	(65)	—	(487)	—	—	—	—	(601)

Overall total	5,620	7,468	—	44,286	—	—	—	—	57,374

(1)	Expanded National Customer Price (IPCA) Index.
(2)	Fiscal Reference Unit (Ufir / RGR).
(3)	CDI: Interbank Rate for Certificates of Deposit.
(4)	URTJ: Interest rate reference unit.
(5)	IGP-DI (‘General – Domestic Availability’) Price Index.

The principal currencies and Indexers used for monetary updating of loans and financings had the following variations:

Currency	Accumulated change in 09/30/2018, %	Accumulated change in 09/30/2017, %	Indexer	Accumulated change in 09/30/2018, %	Accumulated change in 09/30/2017, %
US dollar	21.04	(2.80)	IPCA	3.34	1.78
Euro	17.26	8.86	CDI	4.81	8.03
			TJLP	(6.29)	(6.67)

The changes in loans, financings and debentures were as follows:

	Consolidated	Holding Company
Balance on December 31, 2016	15,179,280	—
Loans and financings obtained	60,870	—
Transaction costs	(762)	—

Financings obtained net of transaction costs	60,108	—
Monetary variation	74,656	—
Exchange rate variation	(823)
Financial charges provisioned	1,217,735	—
Amortization of transaction costs	41,090	—
Financial charges paid	(998,967)	—
Amortization of financings	(1,506,459)	—

Subtotal	14,066,620	—

(–) FIC Pampulha: Securities of subsidiary companies	(11,045)	—

Balance on September 30, 2017	14,055,575	—

Balance on December 31, 2017	14,397,697	—
Balance of loans arising from the merged of Cemig Telecom	—	65,032

Loans and financings obtained	2,446,269	—
Transaction costs	(12,016)	—
Funds advanced	9,625	—

Financings obtained net of transaction costs	2,443,878	65,032
Monetary variation	110,031	—
Exchange rate variation	781,297	—
Financial charges provisioned	967,940	2,260
Amortization of transaction costs	26,323	285
Financial charges paid	(834,053)	(787)
Amortization of financings	(2,504,654)	(9,416)

Subtotal	15,388,459	57,374

(–) FIC Pampulha: Securities of subsidiary companies	5,596	—
Balance on September 30, 2018	15,394,055	57,374

Borrowing costs, capitalized

Costs of loans directly related to acquisition, construction or production of an asset which necessarily requires a significant time to be concluded for the purpose of use or sale are capitalized as part of the cost of the corresponding asset. All other costs of loans are recorded as finance costs in the period in which they are incurred. Costs of loans include interest and other costs incurred by the Company in relation to the loan.

The subsidiaries Cemig D and Gasmig transferred to Intangible assets the costs of loans and financings linked to working in progress, as follows:

	Jan to Sep 2018	Jan to Sep 2017
Costs of loans and financings	967,940	1,217,735
Financing costs on Intangible assets (1)	(23,508)	(56,851)

Net effect in Net income or loss	944,432	1,160,884

(1)	The average rate of capitalization was 9.60% p.a. in 2018 (15.03% p.a. in 2017).

The amounts of the capitalized borrowing costs have been excluded from the statement of cash flows, in the additions to cash flow of investment activities, because they do not represent an outflow of cash for acquisition of the related asset.

Restrictive covenants

The Company has contracts with covenants linked to financial index, as follows:

Title	Parameter	Ratio required – Issuer	Ratio required – Cemig (Guarantor)	Compliance required
7th Debenture Issue Cemig GT (1)	Net debt / (Ebitda + Dividends received)	The following, or less: 5.5 in 2017 5.0 in 2018 4.5 in 2019 3.0 in 2020 2.5 in 2021	The following, or less: 4.5 in 2017 4.25 in 2018 3.5 in 2019 3.0 in 2020 2.5 in 2021	Half-yearly
Eurobonds Cemig GT (2)	Net debt / Ebitda adjusted for the Covenant

The following, or less:

5.5 on December 31, 2017

5.5 on June 30, 2018

5.0 on December 31, 2018

5.0 on June 30, 2019

4.5 on December 31, 2019

4.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

The following, or less:

5.0 on December 31, 2017

5.0 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

3.0 on and after Dec. 31, 2021

Half-yearly
Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal; and 5th Debenture Issue CEMIG D (3)	Net debt / (Ebitda + Dividends received)

The following, or less:

7.5 on December 31, 2017

7.5 on June 30, 2018

4.5 on December 31, 2018

3.8 on June 30, 2019

3.8 on December 31, 2019

3.3 on June 30, 2020

3.3 on December 31, 2020

3.3 on June 30, 2021

3.3 on /after Dec. 31, 2021

The following, or less:

4.5 on December 31, 2017

4.5 on June 30, 2018

4.25 on December 31, 2018

4.25 on June 30, 2019

3.5 on December 31, 2019

3.5 on June 30, 2020

3.0 on December 31, 2020

3.0 on June 30, 2021

2.5 on / after Dec. 31, 2021

Half-yearly
	Current liquidity	0.6x on/after Dec. 31, 2017	0.6x on/ after Dec. 31, 2027
Gasmig – Debentures (4)	Overall indebtedness (Total liabilities/Total assets)	Less than 0.6	—	Annual
	Ebitda / Debt servicing	1.3 or more	—	Annual
	Ebitda / Net finance income (expenses)	2.5 or more	—	Annual
	Net debt / Ebitda	2.5 or less	—	Annual
9th Promissory Note Issue Cemig D	Net debt / (Ebitda + dividends received) Current liquidity	The following, or less: 7.5 on June 30, 2018 4.5 on December 31, 2018 3.8 on June 30, /2019 The following, or more: 0.6x on and after June 30, 2018	The following, or less: 4.5 on June 30, 2018 4.25 on December 31, 2018 3.25 on June 30, 2019 The following, or more: 0.6x on and after June 30, 2018	Half-yearly

(1)	7th Issue of Debentures by Cemig GT, in December 2016, of R$ 2,240 million.
(2)

In the event that ‘maintenance financial covenants’ are exceeded at any time, the interest rate will automatically be increased by 2% p.a. as long as the excess continues. There is also an obligation to comply with a ‘maintenance’ covenant – which requires that the debt in Cemig Consolidated (as per financial statements), shall have asset guarantee for debt of 1.75x Ebitda (2.0 x in December 2017); and a ‘damage’ covenant, requiring real guarantee for debt in Cemig GT of 1.5x Ebitda.

(3)

The Bank Credit Notes of Banco do Brasil and Caixa Econômica Federal were amended in December 2017, to include requirement for 6-monthly compliance with covenants as described above. The 5th Debenture Issue included demand ability of compliance with the Covenants.

(4)

If Gasmig does not achieve the required covenants, Gasmig must, within 120 days from the date of notice in writing from BNDES or BNDESPar, constitute guarantees acceptable to the debenture holders for the total amount of the debt, subject to the rules of the National Monetary Council (CMN), unless the required ratios are restored within that period. Cross-default: Certain contractually specified situations can cause early maturity of other debts.

Eurobonds – Payment limit temporary exceeded

On October 10, 2018 Cemig’s wholly-owned subsidiary Cemig GT, in the scope of its Eurobond issuance, notified the issuer’s trustee that the permitted threshold level of investments by Cemig GT under the issue’s Limitation on Restricted Payments clause has, exceptionally, been momentarily exceeded, and that this excess would be reversed if requested within the cure period established in the Issue Deed.

The situation is due to a loan made by Cemig GT to Cemig D, on September 18, 2018, in the amount of R$ 630 million, to be repaid in two installments, in November and December 2018. The payment of the first installment (in November) will result in Cemig GT being compliant with the Limitation on Restricted Payments clause. As soon as the payment is made, Cemig GT will use the funds to pre-pay currently existing debt, accelerating the process of deleverage currently in progress.

To make the loan, Cemig GT used funds from the reimbursement, of R$ 1.14 billion, received on August 31, 2018, for the value of assets not previously reimbursed or depreciated relating to the Basic Projects of the São Simão and Miranda hydroelectric plants.

On September 30, 2018 the Company remains compliant with all the other covenants, especially in relation to the ratio Net debt / Ebitda.

21.	REGULATORY CHARGES

	Consolidated
	Sep. 30, 2018 (Restated)	Dec. 31, 2017
Liabilities
Global Reversion Reserve (RGR)	27,172	36,591
Energy Development Account (CDE)	123,023	206,022
Aneel inspection charge	2,329	2,154
Energy Efficiency	280,073	223,767
Research and development	209,792	233,398
Energy System Expansion Research	2,123	2,696
National Scientific and Technological Development Fund	3,918	5,066
Proinfa – Alternative Energy Program	7,004	6,612
Royalties for use of water resources	5,693	15,172
Emergency capacity charge	30,994	30,996
Others	5,855	16

	697,976	762,490

Current liabilities	418,594	512,673
Non-current liabilities	279,382	249,817

22.	POST-RETIREMENT OBLIGATIONS

Changes in net liabilities were as follows:

Holding Company	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2016	257,933	95,655	2,452	41,424	397,464

Expense recognized in Statement of income	20,338	7,828	207	3,490	31,863
Contributions paid	(5,838)	(4,898)	(118)	(278)	(11,132)

Net liabilities on September 30, 2017	272,433	98,585	2,541	44,636	418,195

Net liabilities on December 31, 2017	333,484	111,568	2,659	11,786	459,497

Expense recognized in Statement of income	23,750	8,080	193	961	32,984
Contributions paid	(6,505)	(4,998)	(116)	(254)	(11,873)

Net liabilities on September 30, 2018	350,729	114,650	2,736	12,493	480,608

				Sep. 30, 2018	Dec. 31, 2017

Current liabilities				13,097	12,974
Non-current liabilities				467,511	446,523

Consolidated	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance	Total
Net liabilities on December 31, 2016	1,679,154	1,710,787	37,549	813,921	4,241,411

Expense recognized in Statement of income	130,471	141,947	3,128	66,472	342,018
Contributions paid	(118,638)	(76,868)	(1,816)	(5,768)	(203,090)

Net liabilities on September 30, 2017	1,690,987	1,775,866	38,861	874,625	4,380,339

Net liabilities on December 31, 2017	2,068,355	1,809,441	38,505	269,880	4,186,181

Expense recognized in Statement of income	143,951	136,741	2,859	20,281	303,832
Contributions paid	(132,218)	(81,622)	(1,849)	(6,820)	(222,509)

Net liabilities on September 30, 2018	2,080,088	1,864,560	39,515	283,341	4,267,504

				Sep. 30, 2018	Dec. 31, 2017
Current liabilities				243,057	231,894
Non-current liabilities				4,024,447	3,954,287

The amounts recorded in current liabilities refer to the contributions to be made by Cemig and its subsidiaries in the next 12 months to amortize the post-retirement obligations.

The amounts reported as ‘Expense recognized in the statement of income refer to the costs of post-retirement obligations, totaling R$ 250,328 on September 30, 2018 (R$ 293,617 in the same period of 2017), plus the finance expenses and monetary updating on the debt with Forluz, in the amounts of R$ 53,504 on September 30, 2018 (R$ 48,401 on September 30, 2017).

Debt agreed with the pension fund (Forluz)

On September 30, 2018 the Company had an obligation recorded for past actuarial deficits relating to the pension fund in the amount of R$ 672,083 (R$ 720,498 on December 31, 2017). This amount has been recognized as an obligation payable by the Company, and is being amortized up to June 2024, through monthly installments calculated by the system of constant installments (known as the ‘Price’ table), and adjusted by the IPCA (Expanded National Customer Price) inflation index (published by the Brazilian Geography and Statistics Institute – IBGE) plus 6% per year. Because the Company is required to pay this debt even if Forluz has a surplus, the Company and its subsidiaries maintain the record of the debt in full, and the effects of monetary variation and interest are recorded in the statement of income as finance expense.

Agreement to cover the deficit on Forluz Pension Plan ‘A’

Forluz and the sponsors Cemig, Cemig GT and Cemig D signed Debt Assumption Instruments to cover the Deficit of Plan A for the years 2015 and 2016. On September 30, 2018 the total amount payable by Cemig and its subsidiaries Cemig D and Cemig GT as a result of the deficit found in Plan A is R$ 380,022 (R$ 283,291 on December 31, 2017) with monthly amortizations up to 2031, calculated by the system of constant installments (known as the ‘Price Table’). Remuneratory interest applicable to the outstanding balance is 6% p.a., plus the effect of the IPCA (Expanded National Customer Price) index published by the IBGE. If the plan reaches actuarial surplus before the full period of amortization of the contracts, the Company and its subsidiaries will be exempted from payment of the remaining installments and the contracts will be extinguished.

23.	PROVISIONS

The Company and its subsidiaries are involved in certain legal and administrative proceedings in various courts and government bodies, arising from the normal course of business, regarding employment-law, civil, tax, environmental and regulatory matters, and other issues.

Actions in which the Company is defendant

The Company and its subsidiaries recorded Provisions for contingencies in relation to the legal actions in which, based on the assessment of the Company and its legal advisors, the chances of loss are assessed as ‘probable’ (i.e. an outflow of funds to settle the obligation will be necessary), as follows:

	Consolidated
	Dec. 31, 2017	Additions	Reversals	Settled	Sep. 30, 2018
Labor	473,874	73,200	(39,590)	(26,533)	480,951
Civil
Consumer relations	18,632	14,227	(362)	(12,821)	19,676
Other civil actions	43,105	7,685	(12,765)	(7,562)	30,463

	61,737	21,912	(13,127)	(20,383)	50,139
Tax	57,048	524	(6,075)	(328)	51,169
Environmental	45	1,146	—	(27)	1,164
Regulatory	39,812	14,048	—	(1,295)	52,565
Other	45,597	6,436	(3,778)	(790)	47,465

Total	678,113	117,266	(62,570)	(49,356)	683,453

	Consolidated
	Dec. 31, 2016	Additions	Reversals	Settled	Sep. 30, 2017
Labor	349,273	191,670	(3,657)	(47,727)	489,559
Civil
Consumer relations	14,741	11,856	(1,320)	(11,855)	13,422
Other civil actions	40,443	7,844	(238)	(4,274)	43,775

	55,184	19,700	(1,558)	(16,129)	57,197
Tax	69,922	6,033	(3,632)	(588)	71,735
Environmental	39	4	—	—	43
Regulatory	43,100	2,833	(13,811)	(766)	31,356
Corporate	239,445	—	(239,445)	—	—
Other	58,054	8,863	—	(2,834)	64,083

Total	815,017	229,103	(262,103)	(68,044)	713,973

	Holding Company
	Dec. 31, 2017	Merger of Telecom	Additions	Reversals	Settled	Sep. 30, 2018
Labor	38,603	22	4,101	(3,402)	(4,101)	35,223
Civil					—
Consumer relations	1,024	—	915	—	(598)	1,341
Other civil actions	958	—	2,913	—	(2,790)	1,081

	1,982	—	3,828	—	(3,388)	2,422
Tax	7,473	—	139	(87)	(17)	7,508
Regulatory	13,959	—	5,336	—	(959)	18,336
Other	1,177	—	129	(67)	(17)	1,222

Total	63,194	22	13,533	(3,556)	(8,482)	64,711

	Holding Company
	Dec. 31, 2016	Additions	Reversals	Settled	Sep. 30, 2017
Labor	34,928	15,569	(3,016)	(6,039)	41,442
Civil					—
Consumer relations	1,435	8	(26)	(8)	1,409
Other civil actions	3,238	771	(31)	(44)	3,934

	4,673	779	(57)	(52)	5,343
Tax	8,869	4,170	(2,817)	(255)	9,967
Regulatory	21,614	—	(4,241)	—	17,373
Corporate	239,445	—	(239,445)	—	—
Other	466	714	(1)	(45)	1,134

Total	309,995	21,232	(249,577)	(6,391)	75,259

The Company’s Management and its subsidiaries, in view of the long periods and manner of working of the Brazilian judiciary and tax and regulatory systems, believes that it is not practical to provide information that would be useful to the users of this interim financial information in relation to the timing of any cash outflows, or any possibility of reimbursements, might occur. The Management of the Company and its subsidiaries believe that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the result of operations or financial position of the Company and its subsidiaries.

The details on the main provisions and contingent liabilities are provided below, with the best estimation of expected future disbursements for these contingencies:

Provisions, made for legal actions in which the chances of loss have been assessed as ‘probable’; and contingent liabilities, for actions in which the chances of loss are assessed as ‘possible’

Labor claims

The Company and its subsidiaries are involved in various legal claims filed by its employees and by employees of service providing companies. Most of these claims relate to overtime and additional pay, severance payments, various benefits, salary adjustments and the effects of such items on a supplementary retirement plan. In addition to these actions, there are others relating to outsourcing of labor, complementary additions to or re-calculation of retirement pension payments by Forluz, and salary adjustments.

The aggregate amount of the contingency is approximately R$ 1,792,967 (R$ 1,854,257 on December 31, 2017), of which R$ 480,951 (R$ 473,874 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Customers claims

The Company and its subsidiaries are involved in various civil actions relating to indemnity for moral and material damages, arising, principally, from allegations of irregularity in measurement of consumption, and claims of undue charging, in the normal course of business, totaling R$ 65,672 (R$ 56,017 on December 31, 2017), of which R$ 19,676 (R$ 18,632 on December 31, 2017) has been provisioned – this being the probable estimate for funds needed to settle these disputes.

Other civil proceedings

The Company and its subsidiaries are involved in various civil actions claiming indemnity for moral and material damages, among others, arising from incidents occurred in the normal course of business, in the amount of R$ 239,962 (R$ 218,455 on December 31, 2017), of which R$ 30,463 (R$ 43,105 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Tax

The Company and its subsidiaries are involved in numerous administrative and judicial claims actions relating to taxes, including, among other matters, subjects relating to the Rural Property Tax (ITR); the Tax on Donations and Legacies (ITCD); the Social Integration Program (Programa de Integração Social, or PIS); the Contribution to Finance Social Security (Contribuição para o Financiamento da Seguridade Social, or Cofins); Corporate Income Tax (Imposto de Renda Pessoa Jurídica, or IRPJ); the Social Contribution (Contribuição Social sobre o Lucro Líquido, or CSLL); and motions to stay tax enforcement. The aggregate amount of this contingency is approximately R$ 178,905 (R$ 159,109 on December 31, 2017), of which R$ 41,541 (R$ 43,970 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

In addition to the issues above, the Company and its subsidiaries are involved in various proceedings on the applicability of the IPTU Urban Land Tax to real estate properties that are in use for providing public services. The aggregate amount of the contingency is approximately R$ 131,880 (R$ 121,948 on December 31, 2017). Of this total, R$ 9,628 has been recognized (R$ 13,078 on December 31, 2017) – this being the amount estimated as probably necessary for settlement of these disputes.

Environmental

The Company and its subsidiaries are involved in environmental matters, in which the subjects include protected areas, environmental licenses, recovery of environmental damage, and other matters, in the approximate total amount of R$ 14,981 (R$ 68,097 on December 31, 2017) of which R$ 1,164 (R$ 45 on December 31, 2017) has been provisioned – the amount estimated as probably necessary for settlement of these disputes.

Regulatory

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings, challenging, mainly: (i) tariff charges in invoices for use of the distribution system by a self-producer; (ii) alleged violation of targets for continuity indicators in retail supply of electricity; and (iii) the tariff increase made during the Federal Government’s economic stabilization plan referred to as the ‘Cruzado Plan’, in 1986. The aggregate amount of the contingency is approximately R$ 242,157 (R$ 222,434 on December 31, 2017), of which R$ 52,565 (R$ 39,812 on December 31, 2017) has been recognized as provision – the amount estimated as probably necessary for settlement of these disputes.

Corporate

Difference of monetary updating on the Advance against Future Capital Increase (AFAC) made by the Minas Gerais State Government

On December 19, 2014 the Finance Secretary of Minas Gerais State sent an Official Letter to Cemig requesting recalculation of the amounts relating to the Advances against Future Capital Increase made in 1995, 1996, and 1998, which were returned to Minas Gerais State in December 2011, for review of the criterion used by the Company for monetary updating, arguing that application of the Selic rate would be more appropriate, replacing the IGP-M index.

On December 29, 2014 the Company made an administrative deposit applying for suspension of enforceability of the credit being requested by the state, and for its non-inclusion in the Register of Debts owed to the state and in the Registry of Defaulted Payments owed to the State (Cadin).

The Company’s Management held negotiations with the government of the State of Minas Gerais, and obtained the approvals requested by its governance bodies to sign a Debt Recognition Agreement with Minas Gerais State, through the State’s Tax Office, under which the State undertook to return to the Company the total amount deposited, after monetary updating by the IGP-M index. This was signed on October 25, 2017. With this new scenario the chances of loss in this action were re-assessed to ‘remote’, and as a result the Company has reversed the provision of R$ 239,445, due to the expectation that there will be no future disbursement to liquidate this obligation, which had until then been provisioned. More details in Note 11.

Other legal actions in the normal course of business

Breach of contract – Power line pathways and accesses cleaning services contract

The Company and its subsidiaries are involved in disputes alleging losses suffered as a result of supposed breaches of contract at the time of provision of services of cleaning of power line pathways and firebreaks. The amount recorded is R$ 35,332 (R$ 31,987 on December 31, 2017), this being estimated as the likely amount of funds necessary to settle this dispute.

Other legal proceedings

The Company and its subsidiaries are involved as plaintiff or defendant, in other less significant claims, including environmental claims, related to the normal course of their operations, with an estimated total amount of R$ 166,743 (R$ 170,158 on December 31, 2017), of which R$ 12,133 (R$ 13,655 on December 31, 2017) – the amount estimated as probably necessary for settlement of these disputes – has been provisioned. Management believes that it has appropriate defense for these proceedings, and does not expect these issues to give rise to significant losses that could have an adverse effect on the Company’s financial position or profit.

Contingent liabilities in which losses are assessed as ‘possible’, and the Company believes it has arguments of merit for legal defense

Taxes and contributions

The Company and its subsidiaries are involved in numerous administrative and judicial proceedings in relation to taxes. Below are details of the main claims:

Indemnity of employees’ future benefit (the ‘Anuênio’)

In 2006 The Company and its subsidiaries paid an indemnity to its employees, totaling R$ 177,686, in exchange for rights to future payments (referred to as the Anuênio) for time of service, which would otherwise be incorporated, in the future, into salaries. The Company and its subsidiaries did not pay income tax and Social Security contributions on this amount because it considered that those obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine, the Company and its subsidiaries obtained an injunction, which permitted to make an escrow deposit of R$ 121,834, which updated now represents the amount of R$ 273,270 (R$ 267,432 on December 31, 2017). The updated amount of the contingency is R$ 300,061 (R$ 311,138 on December 31, 2017) and, based on the arguments above, Management has classified the chance of loss as ‘possible’.

Social Security contributions

The Brazilian federal tax authority (Secretaria da Receita Federal) has filed administrative proceedings related to various matters: employee profit sharing; the Workers’ Food Program (Programa de Alimentação do Trabalhador, or PAT); education benefit; food benefit; Special Additional Retirement payment; overtime payments; hazardous occupation payments; matters related to Sest/Senat (transport workers’ support programs); and fines for non-compliance with accessory obligations. The Company and its subsidiaries have presented defenses and await judgment. The amount of the contingency is approximately R$ 1,379,747 (R$ 1,647,343 on December 31, 2017). Management has classified the chance of loss as ‘possible’, also taking into account assessment of the chance of loss in the judicial sphere, (the claims mentioned are in the administrative sphere), based on the evaluation of the claims and the related case law.

Non-homologation of offsetting of tax credit

The federal tax authority did not ratify the Company’s declared offsetting, in Corporate income tax returns, of carry-forwards and undue or excess payment of federal taxes – IRPJ, CSLL, PIS and Cofins – identified by official tax deposit receipts (‘DARFs’ and ‘DCTFs’). The Company and its subsidiaries are contesting the non-homologation of the amounts offset. The amount of the contingency is R$ 139,038 (R$ 274,836 on December 31, 2017), and the chance of loss was classified as ‘possible’, since the relevant requirements of the National Tax Code (CTN) have been complied with.

Corporate tax returns – restitution and offsetting

The Company was a party in an administrative case involving requests for restitution and compensation of credits arising from tax losses carry-forward balances indicated in the corporate tax returns for the calendar years from 1997 to 2000, and also for over payments identified in the corresponding tax payment receipts (DARFs and DCTFs). The case against the Company was dismissed in a final judgement, with no further appeal possible. The amount of the contingency on December 31, 2017 was R$ 576,386.

Income tax withheld on capital gain in a shareholding transaction

The federal tax authority issued a tax assessment on Cemig as a jointly responsible party with its jointly-controlled entity Parati S.A. Participações em Ativos de Energia Elétrica (Parati), relating to withholding income tax (Imposto de Renda Retido na Fonte, or IRRF) allegedly applicable to returns paid by reason of a capital gain in a shareholding transaction relating to the purchase by Parati, and sale, by Enlighted, on July 7, 2011, of 100% of the equity interests in Luce LLC (a company with head office in Delaware, USA), holder of 75% of the shares in the Luce Brasil equity investment fund (FIP Luce), which was indirect holder, through Luce Empreendimentos e Participações S.A., of approximately 13.03% of the total and voting shares of Light S.A. (Light). The amount of the contingency is approximately R$ 219,256(R$ 212,393 on December 31, 2017), and the loss has been assessed as ‘possible’.

The Social Contribution tax on net income (CSLL)

The federal tax authority issued a tax assessment against the Company and its subsidiaries for the years of 2012 and 2013, alleging undue non-addition, or deduction, of amounts in calculating the Social Contribution tax on net income relating to the following items: (i) taxes with liability suspended; (ii) donations and sponsorship (Law 8,313/91); and (iii) fines for various alleged infringements. The amount of this contingency is R$ 340,517 (R$ 322,196 on December 31, 2017). The Company has classified the chances of loss as ‘possible’, in accordance with the analysis of the case law on the subject.

Regulatory matters

Public Lighting Contribution (CIP)

Cemig and its subsidiary Cemig D are defendants in several public civil claims (class actions) requesting nullity of the clause in the Electricity Supply Contracts for public illumination signed between the Company and the various municipalities of its concession area, and restitution by the Company of the difference representing the amounts charged in the last 20 years, in the event that the courts recognize that these amounts were unduly charged. The actions are grounded on a supposed error by Cemig in the estimation of the period of time that was used in calculation of the consumption of electricity for public illumination, funded by the Public Lighting Contribution (Contribuição para Iluminação Pública, or CIP).

The Company believes it has arguments of merit for defense in these claims, since the charge at present made is grounded on Aneel Normative Resolution 456/2000. As a result it has not constituted a provision for this action, the amount of which is estimated at R$ 1,048,957 (R$ 1,224,274 on December 31, 2017). The Company has assessed the chances of loss in this action as ‘possible’, due to the Customer Defense Code (Código de Defesa do Consumidor, or CDC) not being applicable, because the matter is governed by the specific regulation of the electricity sector, and because Cemig complied with Aneel Resolutions 414 and 456, which deal with the subject.

Accounting of electricity sale transactions in the Wholesale Electricity Trading Chamber (CCEE)

In a claim dating from August 2002, AES Sul Distribuidora challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market (Mercado Atacadista de Energia, or MAE) (predecessor of the present Wholesale Electricity Trading Chamber – Câmara de Comercialização de Energia Elétrica, or CCEE), during the period of rationing. It obtained a favorable interim judgment in February 2006, which ordered Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, not considering Aneel’s Dispatch 288 of 2002.This should take effect in the CCEE as from November 2008, resulting in an additional disbursement for Cemig GT, related to the expense on purchase of energy in the spot market on the CCEE, in the approximate amount of R$ 310,268 (R$ 287,515 on December 31, 2017). On November 9, 2008 Cemig GT obtained an interim decision in the Regional Federal Appeal Court (Tribunal Regional Federal, or TRF) suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.

Cemig GT has classified the chance of loss as ‘possible’, since this action deals with the General Agreement for the Electricity Sector, in which the Company has the full documentation to support its arguments.

System Service Charges (ESS) – Resolution of the National Energy Policy Council

Resolution 3 of the National Energy Policy Council (Conselho Nacional de Política Energética, or CNPE) of March 6, 2013 established new criteria for the prorating of the cost of additional dispatch of thermal plants. Under the new criteria, the costs of the System Service Charges for Electricity Security (Encargos do Serviço do Sistema, or ESS), which were previously prorated in full between free customers and distributors, was now to be prorated between all the agents participating in the National Grid System, including generators and traders.

In May 2013, the Brazilian Independent Electricity Producers’ Association (Associação Brasileira dos Produtores Independentes de Energia Elétrica, or Apine), of which Cemig GT is a member, obtained an interim court decision suspending the effects of Articles 2 and 3 of Resolution CNPE 3, exempting generators from payment of the ESS under that Resolution.

As a result of the interim decision, the CCEE carried out the financial settlement for transactions from April through December 2013 using the criteria prior to Resolution. As a result, Cemig GT recorded the costs of the ESS in accordance with the criteria for financial settlement published by the CCEE, without the effects of Resolution CNPE 3.

The applications by the plaintiff (Apine) were granted in the first instance, confirming the interim decision granted in favor of its members, which include Cemig GT and its subsidiaries. This decision was subject of an appeal, distributed to the 7th Panel of the Regional Federal Court (Tribunal Federal Regional, or TRF) of the 1st Region, which is still pending of judgment.

The amount of the contingency is approximately R$ 220,050 (R$ 201,586 on December 31, 2017). In spite of the successful judgment at first instance, the Association’s legal advisers still considered the chances of loss of this contingency as ‘possible’. Cemig GT agrees with this, since there are not yet elements to make it possible to foresee the outcome of the Appeal filed by the federal government.

Tariff increases

Exclusion of customers classified as low-income

The Federal Public Attorneys’ Office filed a class action against the Company and Aneel, to avoid exclusion of customers from classification in the Low-income residential tariff sub-category, requesting an order for Cemig D to pay twice the amount paid in excess by customers. Judgment was given in favor of the plaintiffs, but the Company and Aneel have filed an interlocutory appeal and await judgment. The amount of the contingency is approximately R$ 296,500 (R$ 275,458 on December 31, 2017). Cemig D has classified the chances of loss as ‘possible’ due to other favorable decisions on this matter.

Environmental claims

Impact arising from construction of power plants

The Public Attorneys of Minas Gerais State, together with an association and individuals, have brought class actions requiring Cemig GT to invest at least 0.5% of the annual gross operating revenue of the Emborcação, Pissarrão, Funil, Volta Grande, Poquim, Paraúna, Miranda, Nova Ponte, Rio de Pedras and Peti plants in environmental protection and preservation of the water tables of the counties where these power plants are located, and proportional indemnity for allegedly irrecoverable environmental damage caused, arising from omission to comply with Minas Gerais State Law 12,503/1997. Cemig GT has filed appeals to the Higher Appeal Court (STJ) and the Federal Supreme Court (STF). Based on the opinions of its legal advisers, Cemig GT believes that this is a matter involving legislation at infra-constitutional level (there is a Federal Law with an analogous object) and thus a constitutional matter, on the issue of whether the state law is constitutional or not, so that the final decision is one for the national Higher Appeal Court (STJ) and the Federal Supreme Court (STF). No provision has been made, since based on the opinion of its legal advisers Management has classified the chance of loss as ‘possible’. The amount of the contingency is R$ 144,628 (R$ 126,664 on December 31, 2017).

The Public Attorneys’ Office of Minas Gerais State has filed class actions requiring the formation of a Permanent Preservation Area (APP) around the reservoir of the Capim Branco hydroelectric plant, suspension of the effects of the environmental licenses, and recovery of alleged environmental damage. Based on the opinion of its legal advisers in relation to the changes that have been made in the new Forest Code and in the case law on this subject, Cemig GT has classified the chance of loss in this dispute as ‘possible’. The estimated value of the contingency is R$ 85,535 (R$ 79,378 on December 31, 2017).

Other contingent liabilities

Early settlement of the CRC (Earnings Compensation) Account

The Company is involved in an administrative proceeding at the Audit Court of the State of Minas Gerais which challenges: (i) a difference of amounts relating to the discount offered by Cemig for early repayment of the credit owed to Cemig by the State under the Receivables Assignment Contract in relation to the CRC Account (Conta de Resultados a Compensar, or Earnings Compensation Account) – this payment was completed in the first quarter of 2013; and also (ii) possible undue financial burden on the State after the signature of the Amendments that aimed to re-establish the economic and financial balance of the Contract. The amount of the contingency is approximately R$ 410,210 (R$ 397,897 on December 31, 2017), and, based on the Opinion of the Public Attorneys’ Office of the Audit Board of the State of Minas Gerais, the Company believes that it has met the legal requirements. Thus, it has assessed the chances of loss as ‘possible’, since it believes that the adjustment was made in faithful obedience to the legislation applicable to the case.

Contractual imbalance

Cemig D is a party in disputes alleging losses suffered by third parties as a result of supposed breach of contract at the time of implementation of part of the rural electrification program known as Luz Para Todos (‘Light for All’). The estimated amount is R$ 284,810 (R$ 261,281 on December 31, 2017), and no provision has been made. Cemig D has classified the chances of loss as ‘possible’ as a result of the analysis that has been made of the argument and documentation used by the contracted parties in attempting to make the Company liable for any losses that allegedly occurred.

The Cemig D is also a party in other disputes arising from alleged non-compliance with contracts in the normal course of business, for an estimated total of R$ 88,028 (R$ 79,985 on December 31, 2017). Cemig D has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

Irregularities in competitive tender proceedings

Cemig GT is a party in a dispute alleging irregularities in competitive tender proceedings, governed by an online invitation to bid. The estimated amount is R$ 26,958 (R$ 26,149 on December 31, 2017), and no provision has been made. Cemig GT has classified the chance of loss as ‘possible’, after analysis of the case law on this subject.

24.	EQUITY AND REMUNERATION TO SHAREHOLDERS

The Company’s issued and outstanding share capital on September 30, 2018 is R$ 7,293,763, represented by 487,614,213 common shares and 971,138,388 preferred shares, all with nominal value of R$ 5.00 (five Reais). On December 31, 2017, the Company’s share capital was R$ 6,294,208, represented by 420,764,708 common shares and 838,076,946 preferred shares, all with nominal value of R$ 5.00 (five Reais).

(a)	Capital increase

On October 26, 2017, the Shareholders’ Extraordinary Meeting unanimously approved the proposal by the Board of Directors for a capital increase through issuance of up to 199,910,947 new shares, each with par value of R$ 5.00 with the same rights providing to those shares in the same class of shares that resulted in the capital increase.

Up to December 31, 2017, R$ 1,215,223 had been subscribed by Shareholders, corresponding to 184,965,518 shares at the price of R$ 6.57. The remaining shares not subscribed were 14,945,429, comprising 13,129,679 ON (common) shares and 1,815,750 PN (preferred) shares.

On March 21, 2018, Cemig sold the totality of the remaining shares not subscribed through a public offer of a single and indivisible lot of shares, which resulted in a financial volume of R$ 110,700. A total of 13,129,679 remaining common shares (ON) were sold for an average price of R$ 7.30, totaling R$ 95,773; and 1,815,750 remaining preferred shares (PN) were sold for an average price of R$ 8.22, for a total of R$ 14,927.

On April 23, 2018, the Shareholders’ Extraordinary General Meeting approved a Company capital increase in the amount of R$ 999,555, whose capital increased from R$ 6,294,208 to R$ 7,293,763, throughout the issue and subscription of 199,910,947 new shares, each with par value of R$ 5.00 (five Reais), comprising 66,849,505 common shares and 133,061,442 preferred shares.

The capital increase, considering the issuance price, represented proceeds of R$ 1,324,773. The difference, in the amount of R$ 325,218, has been allocated to the Capital reserve account.

(b)	Earnings per share

Considering the capital increase on April 23, 2018 described above, the calculation of basic and diluted earnings is presented as follows:

Number of shares	Jan to Sep 2018	Jan to Sep 2017	Jul to Sep 2018	Jul to Sep 2017
Common shares already paid up	487,614,213	420,764,708	487,614,213	420,764,708
Treasury shares	(69)	(69)	(69)	(69)

	487,614,144	420,764,639	487,614,144	420,764,639
Preferred shares already paid up	971,138,388	838,076,946	971,138,388	838,076,946
Treasury shares	(560,649)	(560,649)	(560,649)	(560,649)

	970,577,739	837,516,297	970,577,739	837,516,297

Total	1,458,191,883	1,258,280,936	1,458,191,883	1,258,280,936

Basic and diluted earnings per share

	Jan to Sep 2018 (Restated)	Jan to Sep 2017	Jul to Sep 2018 (Restated)	Jul to Sep 2017
Net income for the period (A)	698,249	397,182	244,540	(83,666)
Total of shares (B)	1,458,191,883	1,258,280,936	1,458,191,883	1,258,280,936

Basic and diluted earnings (loss) per share – going concern (R$)	0.46	0.32	0.16	(0.06)

Basic and diluted earnings per share – discontinued operations (R$)	0.02	—	0.01	—

Basic and diluted earnings (loss) per share (R$)	0.48	0.32	0.17	(0.06)

The shares that were subscribed in the capital increase of April 23, 2018, were considered in full in the calculation of basic and diluted net income for the nine-month period ended September 30, 2018, since the proposal for subscription of new shares was decided in an Extraordinary Shareholders’ Meeting of October 26, 2017, and these new shares already had potential for subscription since that date, as decided by the shareholders.

Considering that the subscribed and paid up shares have the right to dividends for the 2017 business year, if these shares had been considered in the calculation of the basic and diluted earnings (losses) per share for the nine-month and three-month period ended September 30, 2017, the result of the calculation would have been R$ 0.2724 and R$ -0.0574, respectively.

The call and put options related to investments described in Note 29 could potentially dilute basic earnings per share in the future; however, they have not caused dilution on the earning per share in the presented periods.

(c)	Equity valuation adjustments

Equity valuation adjustments	Consolidated
	Sep. 30, 2018	Dec. 31, 2017
Adjustments to actuarial obligations – Employee benefits	(234,519)	(234,519)
Subsidiary and jointly-controlled subsidiary
Variation in fair value of financial asset in jointly-controlled entity	—	139
Cumulative Translation adjustments	545	398
Adjustments to actuarial obligations – Employee benefits	(1,241,560)	(1,241,144)
Cash flow hedge financial instruments	87	87
	(1,475,447)	(1,475,039)
Deemed cost of PP&E (1)	613,585	638,517

Equity valuation adjustments	(861,862)	(836,522)

(1)

The variation, in 2018, in the balance of deemed cost attributable to PP&E, is net of the reversal of the deferred taxes on the deemed cost of the subsidiary Rosal Energia, in the amount of R$ 17,547, arising from the change of tax criterion for this subsidiary from the Real Net income method to the Presumed Net income method, and adjustments made by other investees totaling R$ 26.

25.	REVENUE

The revenue of the Company and its subsidiaries are as follows:

	Consolidated
	Jan to Sep 2018 (Restated)	Jan to Sep 2017
Revenue from supply of energy (a)	18,163,647	17,387,754
Revenue from use of the electricity distribution systems (TUSD) (b)	1,419,958	1,230,623
CVA, and Other financial components in tariff increases (c)	1,783,790	148,216
Transmission revenue
Transmission concession revenue (d)	310,293	221,422
Transmission construction revenue (e)	12,726	11,226
Transmission indemnity revenue (g)	208,164	295,749
Generation indemnity revenue (h)	82,331	259,516
Distribution construction revenue (e)	579,480	725,528
Adjustment to expectation of cash flow from indemnifiable Financial assets of the distribution concession (j)	3,875	2,277
Revenue from updating of the Concession Grant Fee (f)	245,730	240,420
Energy transactions on the CCEE (i)	189,123	536,507
Supply of gas	1,452,427	1,305,636
Fine for breach of standard continuity indicator (1)	(31,596)	—
Other operating revenues (k)	1,191,275	1,097,001
Deductions on revenue (l)	(8,816,972)	(8,308,094)

Net operating revenue	16,794,251	15,153,781

	Consolidated
	Jul to Sep 2018 (Restated)	Jul to Sep 2017
Revenue from supply of energy (a)	6,927,638	5,815,621
Revenue from use of the electricity distribution systems (TUSD) (b)	605,618	330,147
CVA, and Other financial components in tariff increases (c)	633,118	480,112
Transmission revenue
Transmission concession revenue (d)	103,711	43,985
Transmission construction revenue (e)	7,994	4,201
Transmission indemnity revenue (g)	61,645	25,894
Generation indemnity revenue (h)	47,868	259,516
Distribution construction revenue (e)	200,569	291,519
Adjustment to expectation of cash flow from indemnifiable Financial assets of the distribution concession (j)	809	766
Revenue from updating of the Concession Grant Fee (f)	88,749	89,944
Energy transactions on the CCEE (i)	29,157	111,330
Supply of gas	553,448	484,491
Fine for breach of standard continuity indicator (1)	(5,915)	—
Other operating revenues (k)	417,832	379,369
Deductions on revenue (l)	(3,419,959)	(3,181,073)

Net operating revenue	6,252,282	5,135,822

(1)	As mentioned in Note 2.2, as from January 1, 2018, these amounts are now recognized as a reduction of revenue rather than operating expenses, as amended by Pronouncement CPC 47 / IFRS 15.

For details on the revenue from discontinued operations, please see Note 30.

a)	Revenue from energy supply

This table shows energy supply by type of customer:

	MWh (1)		R$
	Jan to Sep 2018	Jan to Sep 2017	Jan to Sep 2018	Jan to Sep 2017
Residential	7,648,175	7,489,980	6,268,428	5,797,313
Industrial	13,134,700	13,162,944	3,588,856	3,633,866
Commercial, Services and Others	6,195,337	5,581,213	3,381,247	3,218,839
Rural	2,777,694	2,769,082	1,325,571	1,203,749
Public authorities	641,551	644,621	409,581	389,945
Public lighting	1,038,236	1,030,199	424,413	397,147
Public services	977,151	977,757	463,169	430,943

Subtotal	32,412,844	31,655,796	15,861,265	15,071,802

Own consumption	33,083	26,946	—	—
Unbilled revenue	—	—	86,454	(44,741)

	32,445,927	31,682,742	15,947,719	15,027,061

Wholesale supply to other concession holders (2)	8,768,341	9,167,876	2,251,991	1,289,188
Wholesale supply unbilled, net	—	—	(36,063)	1,071,505

Total	41,214,268	40,850,618	18,163,647	17,387,754

	MWh (1)		R$
	Jul to Sep 2018	Jul to Sep 2017	Jul to Sep 2018	Jul to Sep 2017
Residential	2,497,296	2,456,908	2,402,379	1,878,293
Industrial	4,581,890	4,458,794	1,333,933	1,210,358
Commercial, Services and Others	1,996,913	1,776,377	1,236,950	982,345
Rural	1,057,426	1,016,897	577,424	424,366
Public authorities	207,162	207,967	157,262	120,600
Public lighting	349,429	354,299	172,248	132,691
Public services	323,919	338,415	186,888	144,190

Subtotal	11,014,035	10,609,657	6,067,084	4,892,843

Own consumption	9,602	8,896	—	—
Unbilled revenue	—	—	38,312	(10,305)

	11,023,637	10,618,553	6,105,396	4,882,538

Wholesale supply to other concession holders (2)	3,160,972	3,427,498	783,975	401,091
Wholesale supply unbilled, net	—	—	38,267	531,992

Total	14,184,609	14,046,051	6,927,638	5,815,621

(1)	Data not reviewed by external auditors.
(2)

Includes a CCEAR (Regulated Market Sales Contract), ‘bilateral contracts’ with other agents, and the revenues from management of generation assets (GAG) for the 18 hydroelectric plants of Lot D of Auction no 12/2015.

b)	Revenue from Use of the Distribution System (the TUSD charge)

A significant part of the large industrial customers in the concession areas of Cemig D are now ‘Free Customers’ – energy is sold to them by the Cemig group’s generation and transmission company, Cemig GT, and also by other generators. Thus, the charges for use of the distribution network (‘TUSD’) of these Free customers are charged separately from the posting under this line.

c)	The CVA Account, and Other financial components

The results from variations in (i) the CVA Account (Portion A Costs Variation Compensation Account), and in (ii) Other financial components in calculation of tariffs, refer to the positive and negative differences between the estimate of non-manageable costs of the subsidiary Cemig D and the payments actually made. The amounts recognized arise from balances recorded in the current period, homologated or to be homologated in tariff adjustment processes. For more information please see Note 14.

d)	Transmission concession revenue

Transmission concession revenue comprises the amount received from agents of the electricity sector for operation and maintenance of transmission lines of the national grid, in the form of the Permitted Annual Revenue (Receita Anual Permitida, or RAP), plus an adjustment for expectation of cash flow arising from the variation in the fair value of the Remuneration Assets Base in the amount of R$ 11,977 in the nine-month period ended September 30, 2018.

e)	Construction revenue

Entities that are within the scope of ICPC 01 (R1) should record a construction or improvement of the infrastructure of the concession in accordance with CPC 17 (R1) – Construction Contracts. The costs of infrastructure construction carried out by the Company are measured reliably; the revenues and expenses corresponding to these construction services are recognized as and when they are incurred, up to the reporting date. Any expected loss on construction contracts is recognized immediately as an expense. Considering that the regulatory model currently in effect does not provide for specific remuneration for construction or improvement of the infrastructure of the concession; that constructions and improvements are substantially executed through specialized services of outsourced parties; and that all construction revenues is related to the construction of the infrastructure of the energy distribution services, the Company’s Management believed that revenues related to construction services are immaterial.

f)	Gain on financial updating of the Concession Grant Fee

Represents the monetary variation using the IPCA inflation index, plus interest, on the Concession Grant Fee for the concession awarded as Lot D of Auction 12/2015. See Note 14.

g)	Transmission indemnity revenue

In the nine-month period ended September 30, 2018, the Company recognized revenue in the total amount of R$ 208,164 (R$ 295,749 in the same period of 2017), corresponded to updating, by the IPCA index, of the balance of indemnity receivable existing. See Note 14.

h)	Generation indemnity revenue

In the nine-month period ended September 30, 2018, the Company recognized revenue of R$ 82,331 (R$ 259,516 in the same period of 2017), for the adjustment to the balance of non-amortized indemnities for the concessions of the São Simão and Miranda Hydroelectric Plants, as per Ministerial Order 291/17, also taking into account the updating of the amounts. See Note 14.

i)	Revenue from energy transactions in the CCEE (Wholesale Electricity Trading Chamber)

The revenue from transactions made through the Wholesale Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE) is the monthly positive net balance of settlements of transactions for purchase and sale of energy in the Spot Market, through the CCEE.

j)	Adjustment to expectation of cash flow from indemnifiable Financial assets of the distribution concession

Monetary adjustment of the Regulatory Remuneration Asset Base resulting in the recognition of income from the adjustments on the expectation of cash flow from the Financial asset on the residual value of the infrastructure assets of distribution concessions.

k)	Other operating revenues

	Consolidated
	Jan to Sep 2018	Jan to Sep 2017
Charged service	9,543	7,723
Telecoms services (1)	1,424	111,342
Services rendered	136,620	116,167
Subsidies (2)	837,243	769,505
Rental and leasing	65,137	88,869
Unpaid energy reimbursement (3)	135,727	—
Other	5,581	3,395

	1,191,275	1,097,001

	Consolidated
	Jul to Sep 2018	Jul to Sep 2017
Charged service	3,743	3,124
Telecoms services (1)	1,424	38,520
Services rendered	46,180	40,635
Subsidies (2)	290,336	266,485
Rental and leasing	22,577	30,531
Unpaid energy reimbursement (3)	51,635	—
Other	1,937	74

	417,832	379,369

(1)	Due to the classification of certain telecommunications assets as held for sale, the revenues from the discontinued operations were segregated. For more information please see Note 30.
(2)	Revenue recognized for the tariff subsidies applied to users of distribution services, including low-income tariff subsidies – reimbursed by Eletrobras.
(3)

R$ 84,092 refers to reimbursement for de-contracted power supply, agreed between Santo Antônio Energia S.A., subsidiary of Madeira Energia, and Cemig Distribuição, due to alteration of the power supply sales agreements (CCEARs). This amount will be settled in 24 monthly installments, with monetary updating by the Selic rate. The amount of R$ 51,635 refers to reimbursement for power supply de-contracted as agreed between Renova and Cemig GT due to the suspension by Renova of the power supply contracted for the period July to December 2018. The advances made by Cemig GT related to this period will be settled in a single payment in January 2019, with monetary updating at 155% of the DI rate (published by Cetip).

l)	Taxes and charges reported as deductions on revenue

	Consolidated
	Jan to Sep 2018 (Restated)	Jan to Sep 2017
Taxes on revenue
ICMS (VAT)	4,093,112	4,470,557
Cofins	1,882,429	1,654,269
PIS and Pasep	406,686	359,137
Others	5,497	5,942

	6,387,724	6,489,905
Charges to the customer
Global Reversion Reserve (RGR) (recovery of expense)	14,902	9,418
Energy Efficiency Program	48,328	37,422
Energy Development Account (CDE)	1,835,412	1,326,946
Research and Development (P&D)	28,716	26,914
National Scientific and Technological Development Fund (FNDCT)	28,716	26,914
Energy System Expansion Research (EPE of MME)	14,359	13,457
Customer charges – Proinfa alternative sources program	29,620	29,626
Energy Services Inspection Charge	19,415	22,983
Royalties for use of water resources	35,299	66,449
Customer charges – the‘Flag Tariff’ system	374,481	258,060

	2,429,248	1,818,189

	8,816,972	8,308,094

	Consolidated
	Jul to Sep 2018 (Restated)	Jul to Sep 2017
Taxes on revenue
ICMS (VAT)	1,575,191	1,819,209
Cofins	711,820	584,676
PIS and Pasep	154,537	126,932
Others	1,786	2,115

	2,443,334	2,532,932
Charges to the customer
Global Reversion Reserve (RGR) (recovery of expense)	4,490	9,468
Energy Efficiency Program	18,484	11,732
Energy Development Account (CDE)	654,452	467,576
Research and Development (P&D)	10,077	7,927
National Scientific and Technological Development Fund (FNDCT)	10,077	7,927
Energy System Expansion Research (EPE of MME)	5,039	3,963
Customer charges – Proinfa alternative sources program	10,177	10,049
Energy Services Inspection Charge	6,820	6,347
Royalties for use of water resources	7,587	21,527
Customer charges – the‘Flag Tariff’ system	249,422	101,625

	976,625	648,141

	3,419,959	3,181,073

26.	OPERATING COSTS AND EXPENSES

Composition of costs and expenses of the Company and its subsidiaries:

	Consolidated		Holding Company
	Jan to Sep 2018	Jan to Sep 2017	Jan to Sep 2018	Jan to Sep 2017
Personnel (a)	988,381	1,275,667	29,168	38,796
Employees’ and managers’ profit sharing	22,821	25,777	5,926	1,195
Post-retirement obligations – Note 22	250,328	293,617	30,352	29,482
Materials	74,419	43,306	1,101	89
Outsourced services (b)	752,835	680,569	17,319	6,796
Energy purchased for resale (c)	8,576,061	7,685,392	—	—
Depreciation and amortization	619,104	616,783	761	351
Operating provisions (d)	402,118	558,793	71,952	104,037
Charges for use of the national grid	1,140,903	791,339	—	—
Gas purchased for resale	897,903	789,861	—	—
Construction costs (e)	592,206	736,754	—	—
Other operating expenses, net (f)	263,141	311,581	9,089	6,940

	14,580,220	13,809,439	165,668	187,686

	Consolidated		Holding Company
	Jul to Sep 2018	Jul to Sep 2017	Jul to Sep 2018	Jul to Sep 2017
Personnel (a)	308,141	358,505	9,201	17,730
Employees’ and managers’ profit sharing	94	886	—	233
Post-retirement obligations – Note 22	80,931	101,589	9,993	10,010
Materials	40,713	16,198	337	23
Outsourced services (b)	262,489	233,805	7,916	3,194
Energy purchased for resale (c)	3,493,463	2,942,974	—	—
Depreciation and amortization	207,804	205,983	545	115
Operating provisions (d)	134,799	188,875	(6,237)	88,726
Charges for use of the national grid	332,323	387,078	—	—
Gas purchased for resale	341,445	304,698	—	—
Construction costs (e)	208,563	295,720	—	—
Other operating expenses, net (f)	111,533	124,127	1,741	(979)

	5,522,298	5,160,438	23,496	119,052

For details on the costs and expenses from discontinued operations, please see note 30.

a)	Personnel expenses

Programmed Voluntary Retirement Plan (PDVP)

In March 2018, the Company approved the 2018 Employee Voluntary Severance Program (‘the 2018 PDVP’). Those eligible to take part were any employees who have worked with Cemig for 25 years or more by December 31, 2018. The acceptance period was from April 2 to 30, 2018 and it will pay the standard legal severance payments – including: payment for the period of notice, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation and there is no provision for additional premium payment. In the nine-month period ended September 30, 2018, the amount appropriated as expense related to the 2018 PDVP, including severance payments, was R$ 25,666, corresponding to the acceptance by 151 employees.

In the nine-month period ended September 30, 2017, the amount appropriated as expense related to the 2017 PDVP, including severance payments, was R$ 197,326, corresponding to the acceptance by 1,151 employees.

b)	Outsourced services

	Consolidated		Holding Company
	Jan to Sep 2018	Jan to Sep 2017	Jan to Sep 2018	Jan to Sep 2017
Meter reading and bill printing and delivery of energy bills	99,260	106,647	—	—
Communication	59,324	49,163	8,456	239
Maintenance and conservation of electrical facilities and equipment	220,610	186,971	15	84
Building conservation and cleaning	82,299	78,739	555	496
Contracted labor	16,901	9,252	110	—
Freight and airfares	5,088	5,434	1,360	1,357
Accommodation and meals	8,612	9,842	144	151
Security services	15,475	16,358	—	—
Consultancy	5,198	11,792	1,422	737
Maintenance and conservation of furniture and utensils	2,376	2,448	14	1
Information technology	34,509	34,289	2,874	771
Maintenance and conservation of vehicles	1,554	1,381	1	—
Disconnection and reconnection	37,847	23,528	—	—
Environment	7,800	10,058	—	—
Legal services	17,777	13,122	2,191	535
Legal procedural costs	1,502	2,010	—	43
Tree pruning	17,137	14,727	—	—
Cleaning of power line pathways	27,561	10,176	—	—
Copying and legal publications	14,997	16,949	408	200
Inspection of customer units	6,690	118	—	—
Other expenses (recovery of expenses)	70,318	77,565	(231)	2,182

	752,835	680,569	17,319	6,796

	Consolidated		Holding Company
	Jul to Sep 2018	Jul to Sep 2017	Jul to Sep 2018	Jul to Sep 2017
Meter reading and bill printing and delivery of energy bills	33,722	35,430	—	—
Communication	23,379	15,074	6,248	126
Maintenance and conservation of electrical facilities and equipment	68,562	60,119	3	63
Building conservation and cleaning	29,534	28,637	261	71
Contracted labor	6,072	4,146	8	—
Freight and airfares	1,874	2,066	644	418
Accommodation and meals	2,996	3,405	47	51
Security services	5,350	5,422	—	—
Consultancy	335	3,992	524	33
Maintenance and conservation of furniture and utensils	1,025	832	1	1
Information technology	12,011	10,137	1,549	143
Maintenance and conservation of vehicles	509	457	1	—
Disconnection and reconnection	15,122	11,196	—	—
Environment	3,141	1,848	—	—
Legal services	6,676	4,321	1,731	95
Legal procedural costs	516	780	—	8
Tree pruning	7,220	5,760	—	—
Cleaning of power line pathways	13,869	6,126	—	—
Copying and legal publications	6,377	7,098	74	141
Inspection of customer units	2,016	61	—	—
Other expenses	22,183	26,898	(3,175)	2,044

	262,489	233,805	7,916	3,194

c)	Energy purchased for resale

	Consolidated
	Jan to Sep 2018	Jan to Sep 2017
Supply from Itaipu Binacional	1,007,675	933,603
Physical guarantee quota contracts	500,876	343,458
Quotas for Angra I and II nuclear plants	200,135	182,832
Spot market	1,662,386	1,180,780
Proinfa Program	239,543	225,965
‘Bilateral’ contracts	357,532	269,943
Energy acquired in Regulated Market auctions	2,558,096	2,201,909
Energy acquired in the Free Market	2,865,557	3,086,096
Pasep and Cofins credits	(815,739)	(739,194)

	8,576,061	7,685,392

	Consolidated
	Jul to Sep 2018	Jul to Sep 2017
Supply from Itaipu Binacional	374,255	316,786
Physical guarantee quota contracts	189,251	119,006
Quotas for Angra I and II nuclear plants	66,712	60,944
Spot market	733,160	408,859
Proinfa Program	79,847	75,321
‘Bilateral’ contracts	145,781	121,552
Energy acquired in Regulated Market auctions	1,077,340	824,699
Energy acquired in the Free Market	1,150,075	1,299,536
Pasep and Cofins credits	(322,958)	(283,729)

	3,493,463	2,942,974

d)	Operating provisions (reversals)

	Consolidated		Holding Company
	Jan to Sep 2018	Jan to Sep 2017	Jan to Sep 2018	Jan to Sep 2017
Estimated losses on doubtful receivables	227,789	191,343	—	—
Estimated losses on other accounts receivables (1)	(4,934)	—	—	—
Contingency provisions (reversals) (2)
Labor claims	33,610	188,013	699	12,553
Civil	8,785	18,142	3,828	722
Tax	(5,551)	2,401	52	1,353
Environmental	1,146	4	—	—
Regulatory	14,048	(10,978)	5,336	(4,241)
Other	2,658	8,864	62	713

	54,696	206,446	9,977	11,100

	277,551	397,789	9,977	11,100

Adjustment for losses
Put/Call option – Ativas and Sonda (Note 29)	—	102	—	—
Put option – RME and LEPSA (Note 29)	61,975	92,937	61,975	92,937
Put option – SAAG (Note 29)	62,592	67,965	—	—

	124,567	161,004	61,975	92,937

	402,118	558,793	71,952	104,037

	Consolidated		Holding Company
	Jul to Sep 2018	Jul to Sep 2017	Jul to Sep 2018	Jul to Sep 2017
Estimated losses on doubtful receivables	60,232	50,458	—	—
Contingency provisions (reversals) (2)
Labor claims	36,670	10,288	(10,185)	532
Civil	(3,743)	8,745	2,283	833
Tax	(2,345)	5,565	65	3,961
Environmental	1,115	1	—	—
Regulatory	3,979	(143)	1,627	(2,162)
Other	984	2,230	52	256

	36,660	26,686	(6,158)	3,420

	96,892	77,144	(6,158)	3,420

Adjustment for losses
Put option – Sonda (Note 29)	—	61	—	—
Put option – RME and LEPSA (Note 29)	(79)	85,306	(79)	85,306
Put option – SAAG (Note 29)	37,986	26,364	—	—

	37,907	111,731	(79)	85,306

	134,799	188,875	(6,237)	88,726

(1)	The estimate for loss on Other accounts receivable is presented in the Statement of income as an operating expenses.
(2)	The contingency provisions of Holding Company are presented in the consolidated Statement of income as operating expenses.

e)	Infrastructure construction cost

	Consolidated
	Jan to Sep 2018	Jan to Sep 2017
Personnel and managers	51,840	38,297
Materials	222,111	334,851
Outsourced services	255,383	300,244
Others	62,872	63,362

	592,206	736,754

	Consolidated
	Jul to Sep 2018	Jul to Sep 2017
Personnel and managers	17,780	14,143
Materials	72,497	151,691
Outsourced services	91,294	109,061
Others	26,992	20,825

	208,563	295,720

f)	Other operating expenses (revenues), net

	Consolidated		Holding Company
	Jan to Sep 2018	Jan to Sep 2017	Jan to Sep 2018	Jan to Sep 2017
Leasing and rentals	69,130	77,095	3,722	2,616
Advertising	4,476	14,331	209	276
Own consumption of energy	20,453	15,581	—	—
Subsidies and donations	13,333	9,457	2,296	—
Paid concession	2,068	2,264	—	—
Insurance	5,065	6,042	1,184	1,693
CCEE annual charge	5,460	6,017	1	1
Net loss (gain) on deactivation and disposal of assets	14,817	44,876	468	—
Forluz – Administrative running cost	21,291	19,607	929	970
Collection agents	56,558	52,664	—	—
Fine for violation of standard continuity indicator (1)	—	24,755	—	—
Taxes and charges	7,870	6,645	586	636
Supply completed (2)	26,999	—	—	—
Other expenses	15,621	32,247	(306)	748

	263,141	311,581	9,089	6,940

	Consolidated		Holding Company
	Jul to Sep 2018	Jul to Sep 2017	Jul to Sep 2018	Jul to Sep 2017
Leasing and rentals	23,766	32,188	1,525	1,142
Advertising	1,383	6,017	51	100
Own consumption of energy	6,978	4,768	—	—
Subsidies and donations	6,764	2,933	985	—
Paid concession	622	735	—	—
Insurance	1,422	1,613	404	386
CCEE annual charge	1,709	1,972	—	—
Net loss (gain) on deactivation and disposal of assets	7,122	39,538	—
Forluz – Administrative running cost	6,709	6,574	325	325
Collection agents	21,160	17,377	—	—
Fine for violation of standard continuity indicator (1)	—	3,895	—	—
Taxes and charges	1,112	1,259	106	93
Supply completed (2)	26,999	—	—	—
Other expenses	5,787	5,258	(1,655)	(3,025)

	111,533	124,127	1,741	(979)

(1)	As mentioned in Note 2.2, as from January 1, 2018 these amounts are now recognized as a reduction of revenue rather than operating expenses, as amended by Pronouncement CPC 47 / IFRS 15.
(2)	Write-off of deemed cost of the Miranda e São Simão Plants, due to reimbursement receipt related to basic projects of these power plants.

27.	FINANCE INCOME AND EXPENSES

	Consolidated		Holding Company
	Jan to Sep 2018 (Restated)	Jan to Sep 2017	Jan to Sep 2018	Jan to Sep 2017
FINANCE INCOME
Income from cash investments	80,958	171,530	7,383	39,214
Arrears fees on sale of energy	259,680	193,057	71	—
Foreign exchange variations	—	20,207	—	—
Monetary variations	14,735	27,125	27	1,968
Monetary variations – CVA	35,180	—	—	—
Monetary updating on Court escrow deposits	32,308	86,464	19,337	44,696
Pasep and Cofins charged on finance income	(33,571)	(35,529)	(4,309)	(8,704)
Gain on Financial instruments—Swap (Note 29)	322,847	—	—	—
Other	139,325	87,211	6,453	7,719

	851,462	550,065	28,962	84,893
FINANCE EXPENSES
Costs of loans and financings	(944,432)	(1,160,884)	(2,260)	—
Cost of debt – Amortization of transaction costs	(26,323)	(41,090)	(285)	—
Foreign exchange – loans and financings	(781,297)	(741)	—	—
Foreign exchange—Itaipu	(44,283)	(11,787)	—	—
Monetary updating – loans and financings	(110,031)	(74,655)	—	—
Monetary updating – Concessions payable	(3,354)	737	—	—
Charges and monetary updating on post-retirement obligation	(53,504)	(48,401)	(2,632)	(2,381)
Monetary updating – CVA	—	(40,086)	—	—
Monetary updating—AFAC	—	239,445	—	239,445
Monetary updating – Advance sales of power supply	(9,184)	(37,666)	—	—
Other	(66,384)	(96,823)	(8,280)	(511)

	(2,038,792)	(1,271,951)	(13,457)	236,553

NET FINANCE INCOME (EXPENSES)	(1,187,330)	(721,886)	15,505	321,446

	Consolidated		Holding company
	Jul to Sep 2018 (Restated)	Jul to Sep 2017	Jul to Sep 2018	Jul to Sep 2017
FINANCE INCOME
Income from cash investments	39,108	46,037	2,452	10,505
Arrears fees on sale of energy	91,730	55,134	27	—
Foreign exchange variations	—	2,618	—	—
Monetary variations	3,239	13,132	19	400
Monetary variations – CVA	23,894	—	—	—
Monetary updating on Court escrow deposits	17,085	63,317	7,076	43,744
Pasep and Cofins charged on finance income	(13,527)	(13,207)	(2,008)	(4,648)
Gain on Financial instruments (Note 29)	142,767	—	267	—
Other	58,499	34,133	2,337	1,874

	362,795	201,164	10,170	51,875
FINANCE EXPENSES
Costs of loans and financings	(341,469)	(333,034)	(1,104)	—
Cost of debt – Amortization of transaction costs	(10,775)	(11,263)	(131)	—
Foreign exchange – loans and financings	(227,019)	6,309	—	—
Foreign exchange—Itaipu	(20,555)	(262)	—	—
Monetary updating – loans and financings	(44,726)	(5,682)	—	—
Monetary updating – Concessions payable	(1,097)	(5)	—	—
Charges and monetary updating on post-retirement obligation	(20,345)	(12,417)	(1,001)	(611)
Monetary updating – CVA	—	(12,006)	—	—
Monetary updating—AFAC	—	239,445	—	239,445
Monetary updating – Advance sales of power supply	(2,369)	(12,986)	—	—
Other	(27,138)	(46,849)	(8,136)	(320)

	(695,493)	(188,750)	(10,372)	238,514

NET FINANCE INCOME (EXPENSES)	(332,698)	12,414	(202)	290,389

28.	RELATED PARTY TRANSACTIONS

Cemig’s main balances and transactions with related parties and its jointly-controlled entities are as follows:

Company / Item	ASSETS		LIABILITIES		REVENUE		EXPENSES
	Sep. 30, 2018	Dec. 31, 2017	Sep. 30, 2018	Dec. 31, 2017	Jan to Sep 2018	Jan to Sep 2017	Jan to Sep 2018	Jan to Sep 2017
Shareholder
Minas Gerais State Government
Current
Customers and traders (1)	203.866	54,926	—	—	120,505	101,085	—	—
Public Lighting Contribution (CIP) (1)	2.050	1,220	—	—	—	—	—	—
Accounts Receivable—AFAC (2)	—	235,018			—	38,278	—	—
ICMS – advance payment (3)	754.513		—		1,299	—	—	—
Non-current
Customers and traders (1)	10.836	50,349	—	—	—	—	—	—
Public Lighting Contribution (CIP) (1)	—	1,119	—	—	—	—	—	—
Accounts Receivable—AFAC (2)	254.930	—	—	—	19,965	—	—	—
Jointly-controlled entity
Aliança Geração
Current
Transactions with energy (4)	—	—	14.641	7,105	24,846	413	(125,879)	(107,335)
Provision of services (5)	1.515	1,657	—	—	8,846	9,767	—	—
Interest on Equity, and dividends	—	72,315	—	—	—	—	—	—
Baguari Energia
Current
Transactions with energy (4)	—	—	939	858	—	111	(5,603)	(5,379)
Services (5)	277	211	—	—	669	646	—	—
Interest on Equity, and dividends	3.558	—	—	—	—	—	—	—
Madeira Energia
Current
Transactions with energy (4)	2.073	—	22.625	56,531	54,180	18,213	(569,544)	(508,741)
Advance for future power supply (6)	26.197	66,185	—	—	8,020	—	—	—
Reimbursement for decontracted supply (7)	42.046	—	—	—	886	—	—	—
Non-current
Advance for future power supply (6)	—	6,870	—	—	—	—	—	—
Reimbursement for decontracted supply (7)	14.015	—	—	—	—	—	—	—
Norte Energia
Current
Transactions with energy (4)	130	130	6.144	3,640	12,078	5,680	(146,930)	(89,256)
Lightger
Current
Transactions with energy (4)	—	—	1.864	—	—	—	(16,592)	(15,188)
Hidrelétrica Pipoca
Current
Transactions with energy (4)	—	—	1.706	—	—	—	(14,385)	(12,064)
Interest on Equity, and dividends	—	584	—	—	—	—	—	—
Retiro Baixo
Current
Transactions with energy (4)	1.296	—	577	528	—	—	(4,785)	(4,464)
Interest on Equity, and dividends	2.581	2,581	—	—	—	—	—	—
Central Eólica Praia de Parajuru
Current
Interest on Equity, and dividends	7.793	—	—	—	—	—	—	—
Renova
Current
Transactions with energy (4)	—	—	3.083	1,744	—	—	(87,944)	(140,771)
Non-current
Advance for future delivery of power supply (8)	85.277	—	—	—	4,785	38,162	—	—
Accounts receivable (9)	434.938	350,200	—	—	27,183	—	—	—
Reimbursement through suspension of energy supply (10)	51.984		—		51,984	—	—	—
Empresa Amazonense de Transmissão de Energia (EATE)
Current
Transactions with energy (4)	—	—	1.545	2,882	—	—	(15,203)	(19,674)

Company / item	ASSETS		LIABILITIES		REVENUE		EXPENSES
	Sep. 30, 2018	Dec. 31, 2017	Sep. 30, 2018	Dec. 31, 2017	Jan to Sep 2018	Jan to Sep 2017	Jan to Sep 2018	Jan to Sep 2017
Light
Current
Transactions with energy (4)	460	1,128	506	483	38,187	38,203	(825)	(1,106)
Interest on Equity, and dividends	1,200	—	—	—	—	—	—	—
Taesa
Current
Transactions with energy (4)	—	—	8,555	12,105	34	33	(85,921)	(92,905)
Services (5)	172	404	—	—	424	667	—	—
Interest on Equity, and dividends	18	—	—	—	—	—	—	—
Companhia Transirapé de Transmissão
Current
Transactions with energy (4)	—	—	976	964	—	—	(7,205)	(7,310)
Services (5)	90	90	—	—	956	953	—	—
Interest on Equity, and dividends	—	1,413	—	—	—	—	—	—
Axxiom
Current
Provision of services (11)	—	—	1,634	2,982	—	—	—	—
Transudeste
Current
Transactions with energy (4)	—	—	159	191	114	113	(1,151)	(1,166)
Services (5)	157	175	—	—	441	492	—	—
Transleste
Current
Transactions with energy (4)	—	—	258	308	137	135	(1,858)	(1,878)
Services (5)	123	120	—	—	839	819	—	—
Other related parties
FIC Pampulha
Current
Cash and cash equivalents	178,173	322,423	—	—	—	—	—	—
Securities	536,097	1,037,423	—	—	7,535	14,374	—	—
(-) Securities issued by subsidiary companies (note 20)	(3,332)	(25,493)	—	—	—	—	—	—
Non-current
Securities	95,294	30,124	—	—	—	—	—	—
(-) Securities issued by subsidiaries (note 20)	(16,564)	—	—	—	—	—	—	—
Forluz
Current
Post-retirement obligations (12)	—	—	120,673	108,843	—	—	(143,951)	(130,470)
Supplementary pension contributions (13) - Defined contribution plan	—	—	—	—	—		(54,344)	(61,133)
Administrative running costs (14)	—	—	—	—	—	—	(21,290)	(19,606)
Operational leasing (15)	—	—	1,720	4,998	—	—	(33,983)	(44,002)
Non-current
Post-retirement obligations (12)	—	—	1,959,415	1,959,512	—	—	—	—
Cemig Saúde
Current
Health Plan and Dental Plan (16)	—	—	112,653	115,045	—	—	(139,600)	(145,075)
Non-current
Health Plan and Dental Plan (16)	—	—	1,791,422	1,633,291	—	—	—	—

The main conditions and characteristics of interest with reference to the related party transactions are:

(1)

This refers to sale of energy supply to the Minas Gerais State government. The price of the supply is the one set by Aneel through a Resolution relating to the annual tariff adjustment of Cemig D. In 2017 the government of Minas Gerais State signed a debt recognition agreement with Cemig D for payment of debits relating to the supply of power due and unpaid, in the amount of R$ 113,032 , to be settled in 24 installments, updated monthly by the variation of the IGP-M. The first portion, in the amount of R$ 5,418, was settled in December 2017, and the others, of which six were past their due payment date at September 30, 2018, have due dates up to November 2019. These receivables have guarantee in the form of Cemig’s right to retain dividends and Interest on Equity otherwise payable to the State (in proportion to the State’s equity interest in the Company), for as long as any payments are overdue or in default.

(2)

This refers to the recalculation of the monetary updating of amounts relating to the Advance for Future Capital Increase (AFAC), which were returned to the State of Minas Gerais. Amount transferred to Accounts Receivable from Minas Gerais State, on September 30, 2017 (see Note 11).

(3)	Pre-payment of ICMS tax in accordance with Minas Gerais State Decree 47488 (see Note 8);
(4)

Transactions with energy between generators and distributors were made in auctions organized by the federal government; transactions for transport of electricity, made by transmission companies, arise from the centralized operation of the National Grid carried out by the National System Operator (ONS).

(5)	Refers to a contract to provide plant operation and maintenance services and transmission network.
(6)

In 2017, advance payments of R$ 70,100 were made to Santo Antônio Energia, subsidiary of Madeira Energia: R$ 51,874 by Cemig GT, and R$ 11,917 and R$ 6,309 by Sá Carvalho and Rosal, respectively. For the purposes of settlement, invoices for energy supply to be issued by Santo Antônio Energia starting in 2018, in 12 tranches, will be used. The remaining balance on September 30, 2018 is R$ 26,197.

(7)

This refers to reimbursement of supply of energy that was decontracted due to alteration of Regulated Market Electricity Sale Contracts (CCEARs) between Santo Antônio Energia (subsidiary of Madeira Energia) and Cemig D (Distribution), with value totaling R$ 84,092, to be settled in 24 monthly installments, with monetary adjustment by the Selic rate, with due dates up to January 2020. The remaining balance of September 30, 2018 is R$ 56,061.

(8)

This refers to advance payments under Agreements for Incentive-bearing Power Supply becoming due in January 2018 through October 2019, discounted at 155% of the rate for Interbank Certificates of Deposit published by Cetip. The pre-payments have guarantees, shared between Cemig and Light, related to the stockholding positions in and dividends from investees of Renova, and also the wind projects to be developed.

(9)

Cemig GT has an item of R$ 435 million receivable from Renova that will be paid in monthly installments over 2021 with adjustment at 150% to 155% of the CDI rate. The accounts receivable have guarantees, shared between Cemig and Light, stockholding positions in and dividends from investees of Renova, and also the wind projects to be developed.

(10)

On August 3, 2018 Cemig GT signed the 7th amendment to the contract for sale of wind energy with Renova suspending supply of incentive-bearing wind energy contracted for the period July–December 2018, and setting the calculation of any financial compensations for the Company. The total amount will be settled in a single instalment in January 2019, updated by 155% of the CDI rate. On September 30, 2018 the amount to be reimbursed by Renova as indemnity for suspension of supply of power for the period July-September 2018 is R$ 51,984. The amount to be reimbursed by Renova has guarantees, shared between Cemig and Light, related to the stockholding positions in and dividends from investees of Renova, and also the wind projects to be developed.

(11)	This refers to a contract for development of management software between Cemig D and Axxiom Soluções Tecnológicas S.A., instituted in Aneel Dispatch 2,657/2017.
(12)

The contracts of Forluz are updated by the Expanded Customer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), plus interest rate of 6% per year and will be amortized up to the business year of 2031 (See Note 22).

(13)	The Company’s contributions to the pension fund for the employees participating in the Mixed Plan, and calculated on the monthly remuneration, in accordance with the regulations of the Fund.
(14)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s payroll.
(15)	Rental of the Company’s administrative head offices, in effect to March 2019 and May 2034, adjusted annually by IPCA inflation index.
(16)	Post-retirement obligations relating to the employees’ health and dental plan (see Note 22).

Dividends receivable from subsidiaries

Dividends receivable	Consolidated		Holding Company
	Sep. 30, 2018	Dec. 31, 2017	Sep. 30, 2018	Dec. 31, 2017
Cemig GT	—	—	364,230	564,230
Other	15,150	76,893	58,743	38,819

	15,150	76,893	422,973	603,049

Loans with related parties

On September 18, 2018 a loan agreement was signed between Cemig GT (lender) and Cemig (borrower), for R$ 400,000, to be settled in a single payment in December 2019, with addition of interest at 125.52% of the CDI rate. As guarantee, Cemig signed a promissory note in the global amount of R$ 442,258, corresponding to the amount of the debt plus the estimated interest for the 15-month period of the agreement.

In the same period Cemig GT (lender) and Cemig D (borrower) also signed a loan agreement for R$ 630,000, to be settled in two payments becoming due in November and December 2018, plus interest at 125.52% of the CDI rate, p.a. As guarantee, Cemig D signed a promissory note in the global amount of R$ 639,110, corresponding to the amount of the debt plus the estimated interest for the period of the agreement.

Guarantees on loans, financings and debentures

Cemig has provided guarantees on loans, financings and debentures of the following related parties – not consolidated in the Interim Financial Information because they relate to jointly-controlled entities or affiliated companies:

Related party	Relationship	Type	Objective	Jan to Sep 2018	Maturity
Norte Energia (NESA)	Affiliated	Surety	Financing	2,566,235	2042
Light (1)	Jointly-controlled entity	Counter-guarantee	Financing	683,615	2042
Santo Antônio Energia (SAESA)	Jointly-controlled entity	Surety	Financing	1,864,348	2034
Santo Antônio Energia (SAESA)	Jointly-controlled entity	Surety	Debentures	840,696	2037
Centroeste	Jointly-controlled entity	Surety	Financing	7,281	2023

				5,962,175

(1)	Related to execution of guarantees of the Norte Energia financing.

On September 30, 2018, Management believes that there is no need to recognize any provisions in the Company’s Interim Financial Information for the purpose of meeting any obligations arising under these sureties and/or guarantees.

Cash investments in FIC Pampulha – investment fund of Cemig, its subsidiaries and affiliates

Cemig and its subsidiaries and affiliates invest part of their financial resources in an investment fund which has the characteristics of fixed income and obeys the Company’s cash investment policy. The amounts invested by the fund on September 30, 2018 are reported in Securities in Current or Non-current assets, or presented after deduction of the account line Debentures in Current or Non-current liabilities.

The funds applied are allocated only in public and private fixed income securities, subject only to credit risk, with various maturity periods, obeying the unit holders’ cash flow needs.

The financial investments of the investment fund in securities of related parties are as follows:

Issuer of security	Type	Annual contractual conditions	Maturity	Sep. 30, 2018
				Cemig 1.01%	Cemig GT 19.60%	Cemig D 0.32%	Other subsidiaries 10.94% (1)	Total 31.87%
ETAU	Debentures	108.00% of CDI	Dec. 01, 2019	103	2,006	33	1,120	3,262
LIGHT	Promissory Note	CDI + 3.50%	Jan. 22, 2019	70	1,376	23	768	2,237

				173	3,382	56	1,888	5,499

Issuer of security	Type	Annual contractual conditions	Maturity	Dec. 31, 2017
				Cemig 4.17%	Cemig GT 26.85%	Cemig D 19.90%	Other subsidiaries 21.36% (1)	Total 72.28%
ETAU	Debentures	108.00% of CDI	Dec. 01, 2019	420	2,706	2,005	2,152	7,283
LIGHT	Promissory Note	CDI + 3.50%	Jan. 22, 2019	834	5,375	3,983	4,276	14,468

				1,254	8,081	5,988	6,428	21,751

(1)	Refers to the other companies consolidated by Cemig, which also have a stake in the investment funds.

Remuneration of key Management personnel

The total costs of key personnel, comprising the Executive Board, the Fiscal Council, The Audit Committee and the Board of Directors, for the nine-month period ended September 30, 2018 and 2017, are as follows:

	Jan to Sep 2018	Jan to Sep 2017
Remuneration	23,626	23,171
Profit sharing	131	372
Assistance benefits	1,801	1,209

Total	25,558	24,752

29.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Classification of financial instruments and fair value

The principal financial instruments, classified according to the accounting practices adopted by the Company, are:

	Level	Sep. 30, 2018 (Restated)		Dec. 31, 2017
		Book value	Fair value	Book value	Fair value
Assets
Amortized cost (1)
Cash equivalents – Investments	2	1,393,202	1,393,202	916,762	916,762
Securities – Investments	2	81,704	81,704	44,244	44,244
Customers and Traders; Concession holders (Transport of energy)	2	4,056,347	4,056,347	4,035,445	4,035,445
Restricted cash	2	113,041	113,041	106,227	106,227
Advances to suppliers	2	137,044	137,044	122,920	122,920
Customers – Accounts receivable from the State of Minas Gerais	2	214,702	214,702	105,275	105,275
Other Accounts receivable from the State of Minas Gerais (CIP)	2	2,050	2,050	1,220	1,220
Accounts receivable from the State of Minas Gerais (AFAC)	2	254,930	254,930	235,018	235,018
Concession financial assets: CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	3	1,246,131	1,246,131	369,010	369,010
Reimbursement of tariff subsidies	2	85,096	85,096	77,086	77,086
Low-income subsidy	2	28,237	28,237	26,660	26,660
Escrow deposits	2	2,427,726	2,427,726	2,335,632	2,335,632
Concession grant fee – Generation concessions	3	2,396,907	2,396,907	2,337,135	2,337,135
Accounts receivable – Renova	2	434,938	434,938	350,200	350,200
Reimbursement – Decontracting of supply	2	108,045	108,045	—	—

		12,980,100	12,980,100	11,062,834	11,062,834

	Level	Sep. 30, 2018 (Restated)		Dec. 31, 2017
		Book value	Fair value	Book value	Fair value
Fair value through profit or loss
Securities
Bank certificates of deposit	2	—	—	2,652	2,652
Treasury Financial Notes (LFTs)	1	315,136	315,136	739,945	739,945
Financial Notes – Banks	2	247,423	247,423	290,004	290,004
Debentures	2	5,816	5,816	11,292	11,292

		568,375	568,375	1,043,893	1,043,893
Concession financial assets – Transmission – Assets remunerated by tariff	3	557,960	557,960	547,800	547,800
Derivative financial instruments – Swaps	3	273,636	273,636	8,649	8,649
Derivative financial instruments (Ativas and Sonda put options) (2)	3	4,117	4,117	3,801	3,801
Concession financial assets – Distribution infrastructure	3	393,137	393,137	369,762	369,762
Indemnities receivable – Transmission	3	1,817,663	1,817,663	1,928,038	1,928,038
Indemnities receivable – Generation	3	816,734	816,734	1,900,757	1,900,757

		4,431,622	4,431,622	5,802,700	5,802,700

		17,411,722	17,411,722	16,865,534	16,865,534

Liabilities
Amortized cost (1)
Loans, financings and debentures	2	(15,394,055)	(15,394,055)	(14,397,697)	(14,397,697)
Debt agreed with pension fund (Forluz)	2	(672,083)	(672,083)	(720,498)	(720,498)
Settlement of deficit of pension fund (FORLUZ)	2	(380,022)	(380,022)	(283,291)	(283,291)
Concession financial assets: CVA (Portion ‘A’ Costs Variation Compensation) Account, and Other financial components, in tariff adjustments	3	(41,383)	(41,383)	(414,800)	(414,800)
Concessions payable	3	(18,979)	(18,979)	(21,227)	(21,227)
The Minas Gerais State Tax Amnesty Plan (PRCT)	2	—	—	(282,876)	(282,876)
Suppliers	2	(2,444,705)	(2,444,705)	(2,342,757)	(2,342,757)
Advances from clients	2	(89,896)	(89,896)	(232,762)	(232,762)

		(19,041,123)	(19,041,123)	(18,695,908)	(18,695,908)
Fair value through profit or loss
Derivative financial instruments – Swaps	3	—	—	(41,111)	(41,111)
Derivative financial instruments – RME put options	2	(569,207)	(569,207)	(507,232)	(507,232)
Derivative financial instruments (SAAG put options)	3	(374,185)	(374,185)	(311,593)	(311,593)

		(943,392)	(943,392)	(859,936)	(859,936)

		(19,984,515)	(19,984,515)	(19,555,844)	(19,555,844)

(1)	On September 30, 2018 and on December 31, 2017, the book values of financial instruments were similar to the fair values.
(2)	Options in shares of Sonda in the amount of R$ 4,117, posted in the Company’s Assets due to the merger of Cemig Telecom.

In the initial recognition the Company measures its financial assets and liabilities at fair value and classifies them according to the accounting rules currently in effect. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Fair Value Hierarchy aims to increase consistency and comparability: it divides the inputs used in measuring fair value into three broad levels, as follows:

◾

Level 1 – Active market – Quoted prices: A financial instrument is considered to be quoted in an active market if the prices quoted are promptly and regularly made available by an exchange or organized over-the-counter market, by operators, by brokers or by a market association, by entities whose purpose is to publish prices, or by regulatory agencies, and if those prices represent regular arm’s length market transactions made without any preference.

◾

Level 2 – No active market – Valuation technique: For an instrument that does not have an active market, fair value should be found by using a method of valuation/pricing. Criteria such as data on the current fair value of another instrument that is substantially similar, or discounted cash flow analysis or option pricing models, may be used. The objective of the valuation technique is to establish what would be the transaction price on the measurement date in an arm’s-length transaction motivated by business considerations.

◾

Level 3 – No active market – No observable inputs: The fair value of investments in securities for which there are no prices quoted on an active market, or of derivatives linked to them which are to be settled by delivery of unquoted securities, is determined based on generally accepted valuation techniques, based on discounted cash flow analysis and other valuation techniques, such as new replacement Value (Valor novo de reposição, or VNR).

Fair value calculation of financial positions

Concession financial assets related to Distribution infrastructure and related to Transmission infrastructure – assets remunerated by tariff: measured at New Replacement Value (VNR), according to criteria established in regulations by the Concession grantor (‘Grantor’), based on fair value of the assets in service belonging to the concession and which will be revertible at the end of the concession, and on the Weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig. The movement in Concession financial assets is shown in Note 14.

Indemnities receivable – Transmission: measured at New Replacement Value (Valor Novo de Reposição, or VNR), according to criteria established by the Concession-granting power (‘Grantor’), based on fair value of the assets to be indemnified as a result of acceptance of the terms of Law 12,783/13, and on the weighted average cost of capital (WACC) used by the Grantor, which reflects the concession holder’s return on the operations of the concession. The VNR and the WACC are public information disclosed by the Grantor and by Cemig.

Indemnities receivable – Generation: measured at New Replacement Value (Valor Novo de Reposição, or VNR), according to criteria established by the concession Grantor, based on the assets fair value to be indemnified by the termination of the concession.

Cash investments: The fair value of cash investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates in the fixed income and FX markets applicable to similar securities. The market value of the security is deemed to be its maturity value discounted to present value by the discount factor obtained from the market yield curve in Reais.

Put options: The Company adopted the Black-Scholes-Merton method for measuring the fair value of the SAAG, RME, and Sonda options. The fair value of these options was calculated based on the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, and brought to present value at the reporting date.

Swap transactions: The fair value of the swap transactions was calculated based on the security market value at the due date brought to present value using the discount factor from the market yield curve in Reais.

Other financial liabilities: The Company has calculated the fair value of its loans, financings and debentures using 147.66% of the CDI rate – based on its most recent borrowings. For those loans, financings and debentures, and for debt renegotiated with Forluz, with annual rates between IPCA + 4.70% to 8.07% and CDI + 1.60% to 4.05%, the Company considered fair value to be substantially equal to book value.

b)	Derivative financial instruments:

Put options

The Company holds options to sell certain securities to it (put options) for which it has calculated the fair value based On the Black and Scholes Merton (BSM) model. This takes the following variables into account: exercise price of the option; closing price of the underlying asset on September 30, 2018; the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

Analytically, calculation of the exercise price of the options, the risk-free interest rate and the time to maturity is primarily deterministic, so that the main divergence in the put options takes place in the measurement of the closing price and the volatility of the underlying asset.

On September 30, 2018 and on December 31, 2017, the existing options were as follows:

Consolidated	Balance on Sep. 30, 2018	Balance on Dec. 31, 2017
Put option – RME	569,207	507,232
Put option – SAAG	374,185	311,593
Put / call options – Ativas and Sonda	(4,117)	(3,801)

	939,275	815,024

Put option – SAAG

Option Contracts were signed between Cemig GT and the private pension entities that participate in the investment structure of SAAG (comprising FIP Melbourne, Parma Participações S.A. and FIP Malbec, jointly, ‘the Investment Structure’), giving those entities the right to sell units in the Funds that comprise the Investment Structure, at the option of the Funds, in the 84th (eighty-fourth) month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each private pension plan in the Investment Structure, updated pro rata temporis by the Expanded National Customer Price (IPCA) index published by the IBGE, plus interest at 7% per year, less such dividends and Interest on Equity as shall have been paid by SAAG to the pension plan entities. This option was considered to be a derivative instrument, accounted at fair value through profit or loss.

For measurement of the fair value of SAAG put options Cemig GT uses the Black-Scholes-Merton (‘BSM’) model. The assumption was made that the future expenditures of FIP Malbec and FIP Melbourne are insignificant, so that the options are valued as if they were direct equity interests in Mesa. However, neither SAAG nor Mesa are traded on a securities exchange, so that some assumptions are necessary for calculation of the price of the asset and its volatility for application of the BSM model. The closing price of the share of Mesa on September 30, 2018 is ascertained on the basis of free cash flow to equity holders (FCFE), expressed by equivalence of the indirect interests held by the FIPs. Volatility, in turn, is measured as an average of historic volatility (based on the hypothesis that the series of the difference of continuously capitalized returns follows a normal distribution) of comparable companies in the electricity generation sector that are traded on the Bovespa.

Based on the studies made, a liability of R$ 374,185 (R$ 311,593 on December 31, 2017) is recorded in the Company’s Interim Financial Information, for the difference between the exercise price and the estimated fair value of the assets.

The changes in the value of the options are as follows:

Consolidated
Balance at Dec. 31, 2016	196,173
Adjustment to fair value	73,299
Reversals	(5,334)

Balance on September 30, 2017	264,138

Balance at Dec. 31, 2017	311,593
Adjustment to fair value	62,592

Balance on September 30, 2018	374,185

Cemig GT has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 5.20% p.a. to 9.20% p.a., and for volatility between 20% and 80% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 348,825 and R$ 415,096, respectively.

Put options of RME

Cemig granted a put option to Fundo de Participações Redentor – which is now a shareholder of Rio Minas Energia Participações S.A. (RME) – the right for Redentor to sell all RME’s shares, originally exercisable in May 2016. The exercise price of the option is calculated based on the sum of the value of the amounts injected by the Fund into the investee, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by RME.

The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

RME owns common and preferred shares of Light, and currently exercise jointly control, with the Company, over the activities of that investee. Therefore, this option was considered to be a derivative instrument, accounted at fair value through profit or loss.

On November 22, 2017 Cemig signed the First Amendment to the Shareholders’ Agreement of RME – Rio Minas Energia Participações S.A. (‘RME’), with: Banco Santander (Brasil) S.A. (‘Santander’), BV Financeira S.A. – Crédito Financiamento e Investimento (‘BV’ Financeira’) and BB-Banco de Investimento S.A. (‘BB-BI’), (jointly, ‘the Shareholder banks’) to formalize the partial postponement of the date of the Put option granted by Cemig to the Shareholder Banks, the new exercise date being moved from November 30, 2017 to November 30, 2018.

On September 21, 2018 Cemig received Cemig Notices of Intention to Exercise Put Option – in the Third Exercise Window, from RME – Rio Minas Energia Participações S.A. (‘RME’), BB-Banco de Investimento S.A., BV Financeira S.A. Crédito, Financiamento e Investimento, and Banco Santander (Brasil) S.A., (‘the Stockholder Banks’) giving irrevocable notice of exercise of the right to sell the totality of their respective holdings, representing a total of 50% of the voting stock and 25% of the total share capital of RME, to be acquired by Cemig or by a third party indicated by Cemig, until November 30, 2018.

Amount of the Company’s exposure

The change in the value of the options – the difference between the estimated fair value for the assets and the corresponding exercise price, for the nine-month periods ended September 30, 2018 and 2017, has been as follows:

Consolidated
Balance at Dec. 31, 2016	1,149,881
Variation in fair value	100,957
Reversals	(8,020)

Balance on Sep. 30, 2017	1,242,818

Balance at Dec. 31, 2017	507,232
Variation in fair value	62,054
Reversals	(79)

Balance on Sep. 30, 2018	569,207

In the calculation of the fair value of the option based on the Black-Scholes-Merton analysis, the following variables are taken into account: exercise price of the option; closing price of the share of Light on September 30, 2018 (as a reference for the value of the indirect equity interest held by the direct Shareholders of RME in Light); the risk-free interest rate; the volatility of the price of the underlying asset; and the time to maturity of the option.

The Company has made an analysis of the sensitivity of the exercise price of the option, varying the risk-free interest rate and the volatility, keeping the other variables of the model unchanged. In this context, scenarios for the risk-free interest rate at 1.76% to 9.76% p.a., and for volatility between 20.0% and 90.0% p.a., were used, resulting in estimates of minimum and maximum price for the put option of R$ 564,862 and R$ 573,582, respectively.

Sonda options

As part of the shareholding restructuring process, Cemig Telecom and Sonda signed a Purchase Option Agreement (issued by Cemig Telecom) and a Sale Option Agreement (issued by Sonda). Considering the merger of Cemig Telecom into Cemig, occurred on September 30, 2018, the option contract is now between Cemig and Sonda.

These resulted in Cemig simultaneously having a right (put option) and an obligation (call option). The exercise price of the put option will be equivalent to fifteen times the adjusted net income of Ativas in the business year prior to the exercise date. The exercise price of the call option will be equivalent to seventeen times the adjusted net income of Ativas in the business year prior to the exercise date. Both options, if exercised, result in the sale of the shares in Ativas currently owned by the Company, and the exercise of one of the options results in nullity of the other. The options may be exercised as from January 1, 2021.

The put and call options in Ativas (‘the Ativas Options’) were measured at fair value and posted at their net value, i.e. the difference between the fair values of the two options on the reporting date of the interim financial information for September 30, 2018. Depending on the value of the options, the net value of the Ativas Options may be an asset or a liability of the Company.

The measurement has been made using the Black-Scholes-Merton (BSM) model. In the calculation of the fair value of the Ativas Options based on the BSM model, the following variables are taken into account: closing price of the underlying asset on September 30, 2018; the risk-free interest rate; the volatility of the price of the underlying asset; the time to maturity of the option; and the exercise prices on the exercise date.

The closing price of the underlying asset was based on the valuation prepared by the same specialized consulting firm responsible for calculating the options. The valuation base date is September 30, 2018, the same date of closing of the Company’s Interim financial information, and the methodology used to calculate the Company’s fair value is Discounted Cash Flow (DCF) based on the value of the transaction in shares of Ativas by Sonda, held on October 19, 2016. The calculation of the risk-free interest rate was based on yields of National Treasury Bills. The time to maturity was calculated assuming exercise date on September 30, 2021.

Considering that the exercise prices of the options are contingent upon the future financial accounting results of Ativas, the estimate of the exercise prices on the date of maturity was based on statistical analysis and on information of comparable listed companies.

Swap transactions

Considering that part of the loans and financings of the Company is denominated in foreign currency, the companies use derivative financial instruments (swap transactions) to protect the servicing associated with these debts (principal plus interest).

The derivative instruments contracted by the Company have the purpose of protecting the operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The amounts of the principal of derivative transactions are not presented in the balance sheet, since they refer to transactions that do not require cash principal payments to be made: only the gains or losses that actually occur are recorded. The net result of these transactions on September 30, 2018 was a positive adjustment of R$ 322,847, recorded in finance income (expenses).

The Company has a Financial Risks Management Committee, created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. The Committee implements action plans and sets guidelines for proactive control of the financial risks environment.

The counterparties of the derivative transactions are the banks Bradesco, Itaú, Goldman Sachs and BTG Pactual and the Company is guarantor of the derivative instruments contracted by Cemig GT.

The table below shows the derivative instruments contracted by Cemig GT as of September 30, 2018 and December 31, 2017.

Cemig’s right (1)	Cemig’s obligation (1)	Maturity period	Trading market	Value of principal contracted (2)	Unrealized gain / loss		Unrealized gain / loss
					Amount according to contract – Sep. 30, 2018	Fair value – Sep. 30, 2018	Amount according to contract – Dec. 31, 2017	Fair value – Dec. 31, 2017
US$: FX variation + Rate (9.25% p.a.)	In R$: 150.49% of CDI rate	From July 2018 to Dec. 2024	Over-the-counter	US$ 1,000,000	821,268	256,898	50,792	(32,462)
US$: FX variation + Rate (9.25% p.a.)	In R$: 125.52% of CDI rate	From July 2018 to Dec. 2024	Over-the-counter	US$ 500,000	109,538	16,738	—	—

					930,806	273,636	50.792	(32.462)

1)

For the original US$ 1 billion Eurobond issue of December 2017, was contracted a combination of a call spread on the principal, with floor at R$ 3.25/US$ and ceiling at R$ 5.00/US$ and for the interest, a swap for 9.25% p.a. coupon in Reais, and average of 150.49% of the CDI rate.

For the additional US$ 500 million Eurobond tranche, issued in July 2018, was contracted a combination of a call spread on the principal, with floor at US$ 3.85/US$ and ceiling at R$ 5.00/US$ and for the whole of the interest, a swap for 9.25% p.a. coupon in Reais, and average rate equivalent to 125.52% of the CDI.

2)	In thousands of US$.

The Company uses a mark-to-market methodology for the derivative financial instruments used to protect the Eurobond, in accordance with market practices. The main indicators to measure the fair value of the swap are the market curves for the DI rate, and dollar future traded in the B3 future market. To price the call spread (options) the Black & Scholes model is used.

The fair value at September 30, 2018 was R$ 273,636 which would be a reference if the Company had settled the derivative instrument on September 30, 2018; however, the swap contracts protect the Company’s cash flow up to maturity of the bonds in 2024, and have a contractual value of R$ 930,806, at September 30, 2018, underlining the effectiveness of the hedge strategy adopted by the Company.

c)	Risk management

Corporate risk management is a management tool that is an integral part of the Company’s corporate governance practices, and is aligned with the process of planning, which sets the Company’s strategic business objectives.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that could negatively affect the Company’s liquidity or profitability, recommending hedge strategies to control the Company’s exposure to foreign exchange rate risk, interest rate risk, and inflation risks.

The principal risks to which the Company and its subsidiaries are exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, with effect on Loans and financings, Suppliers, and cash flow.

The net exposure to exchange rates is as follows:

Exposure to exchange rates	September 30, 2018		Dec. 31, 2017
	Foreign currency	R$	Foreign currency	R$
US dollar
Loans and financings (Note 20)	1,559,320	6,243,361	1,014,535	3,356,082
Suppliers (Itaipu Binacional)	73,916	295,951	73,698	240,220

	1,633,236	6,539,312	1,088,233	3,596,302
Euros
Loans and financings – Euros (Note 20)	581	2,702	1,105	4,383

Net liabilities exposed	1,633,817	6,542,014	1,089,338	3,600,685

Sensitivity analysis

Based on information from its financial consultants, the Company estimates that in a probable scenario the variation of the exchange rates of foreign currencies in relation to the Real on September 30, 2019 will an appreciation of the dollar by 6.19%, to R$ 3.7560/US$, and depreciation of the Euro by 7.20%, to R$ 4.3194/€. The Company has made a sensitivity analysis of the effects on the Company’s net income arising from depreciation of the Real exchange rate by 25%, and by 50%, in relation to this ‘probable’ scenario.

Risk: foreign exchange rate exposure	Book value	‘Probable’ scenario US$1= R$ 3.7560 EUR1= R$ 4.3194	‘Possible’ scenario US$1= R$ 4.6950 EUR1= R$ 5.3993	‘Remote’ scenario US$1= R$ 5.6340 EUR1= R$ 6.4791
US dollar
Loans and financings	6,243,361	5,856,806	7,321,008	8,785,209
Suppliers (Itaipu Binacional)	295,951	277,627	347,034	416,441

	6,539,312	6,134,433	7,668,042	9,201,650

Euros
Loans and financings	2,702	2,507	3,134	3,761

Net liabilities exposed	6.542.014	6.136.940	7.671.176	9.205.411

Net effect of exchange rate variation		(405,074)	1,129,162	2,663,397

Note that the Company has contracted a swap transaction to replace the exposure to the US dollar with exposure to variation in the CDI Rate, as described in more detail in the item Swap Transactions in this Note.

Interest rate risk

On September 30, 2018 the Company is exposed to the risk of increase in Brazilian domestic interest rates. This exposure occurs as a result of net liabilities indexed to variation in interest rates, as follows:

Risk: Exposure to domestic interest rate changes	Consolidated
	Sep. 30, 2018 (Restated)	Dec. 31, 2017
Assets
Cash equivalents – investments (Note 5)	1,393,202	916,762
Securities (Note 6)	650,079	1,088,137
Accounts receivable – Renova (Note 28)	434,938	350,200
Advances to suppliers	137,044	122,920
Restricted cash	113,041	106,227
CVA and Other financial components in tariffs – Selic rate * (Note 14)	1,246,131	369,010
Receivable for residual value – Generation – SELIC (Note 14)	—	1,084,346
Reimbursement – Energy Depletion (Note 28)	108,045	—
Credits owed by Eletrobras	4,216	4,216

	4,086,696	4,041,818
Liabilities
Loans, financings and debentures – CDI rate (Note 20)	(5,399,656)	(7,202,558)
Loans, financings and debentures – TJLP (Note 20)	(99,282)	(118,891)
Advances from customers – CDI	(89,896)	(188,344)
CVA and Other financial components in tariffs – Selic rate (Note 14)	(41,383)	(414,800)
Adherence to the Tax Amnesty Program – PRCT (Note 19)	—	(282,876)

	(5,630,217)	(8,207,469)

Net liabilities exposed	(1,543,521)	(4,165,651)

(*)	Amounts of CVA and Other financial components indexed by the Selic rate.

Sensitivity analysis

In relation to the most significant interest rate risk, the Company and its subsidiaries estimate that, in a probable scenario, on September 30, 2019 the Selic rate will be 7.00% and TJLP rate will be 7.3548%. The Company has made a sensitivity analysis of the effects on its net income arising from increases in rates of 25% and 50% in relation to the ‘probable’ scenario. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of scenarios for the path of interest rates considers the projections made by the Company and its subsidiaries, based on its financial consultants.

Risk: Increase in Brazilian interest rates (Restated)	Sep. 30, 2018	Sep. 30, 2019
	Book value	‘Probable’ Scenario Selic 7.00% TJLP 7.3548%	‘Possible’ Scenario Selic 8.75% TJLP 9.1935%	‘Remote’ Scenario Selic 10.50% TJLP 11.0322%
Assets
Cash equivalents – Short-term investments (Note 5)	1,393,202	1,490,726	1,515,107	1,539,488
Securities (Note 6)	650,079	695,585	706,961	718,337
Accounts receivable – Renova (Note 28)	434,938	465,384	472,995	480,606
Advances to suppliers	137,044	146,637	149,035	151,434
Restricted cash	113,041	120,954	122,932	124,910
CVA and Other financial components in tariffs – Selic rate * (Note 14)	1,246,131	1,333,360	1,355,167	1,376,975
Reimbursement – Energy Depletion (Note 28)	108,045	115,608	117,499	119,390
Credits owed by Eletrobras	4,216	4,511	4,585	4,659

	4,086,696	4,372,765	4,444,281	4,515,799
Liabilities
Loans, financings and debentures – CDI rate (Note 20)	(5,399,656)	(5,777,632)	(5,872,126)	(5,966,620)
Loans, financings and debentures – TJLP (Note 20)	(99,282)	(106,584)	(108,409)	(110,235)
Advances from customers – CDI	(89,896)	(96,189)	(97,762)	(99,335)
CVA and Other financial components in tariffs – Selic rate (Note 14)	(41,383)	(44,280)	(45,004)	(45,728)

	(5,630,217)	(6,024,685)	(6,123,301)	(6,221,918)

Net liabilities exposed	(1,543,521)	(1,651,920)	(1,679,020)	(1,706,119)

Net effect of variation in interest rates		(108,399)	(135,499)	(162,598)

(*)	Amounts of CVA and Other financial components are indexed by the Selic rate.

Inflation risk

The Company and its subsidiaries are exposed to the risk of inflation fall due to having more assets than liabilities indexed to the variation of inflation indicators, as follows:

Exposure to decrease in inflation	Sep. 30, 2018	Dec. 31, 2017
Assets
Concession financial assets related to Distribution infrastructure – IPCA (*)	359,258	110,832
Amounts receivable from the Government of the State of Minas Gerais—IGP-M (TARD) (Note 28)	216,752	107,614
Amounts receivable from the Government of the State of Minas Gerais—IGP-M (AFAC) (Note 11)	254,930	235,018
Receivable for residual value – Transmission – IPCA (Note 14)	1,817,663	1,928,038
Assets remunerated by tariff – Transmission – IPCA (Note 14)	462,989	496,121
Concession Grant Fee – IPCA (Note 14)	2,396,907	2,337,135

	5,508,499	5,214,758
Liabilities
Loans, financings and debentures – IPCA (Note 20)	(3,718,981)	(3,800,889)
Debt agreed with pension fund (Forluz) – IPCA	(672,083)	(720,498)
Forluz deficit of pension plan – IPCA	(380,022)	(283,291)

	(4,771,086)	(4,804,678)

Net assets	737,413	410,080

(*)	Part of the Concession financial assets related to the Regulatory Remuneration Base approved by Aneel after the third tariff review cycle.

Sensitivity analysis

In relation to the most significant risk of decrease in inflation, due to having more assets than liabilities indexed to the variation of inflation indicators, the Company and its subsidiaries estimate that, in a probable scenario, on September 30, 2019 the IPCA inflation index will be 4.0738% and IGPM index will be 4.2668%. The Company and its subsidiaries have made a sensitivity analysis of the effects on its net income arising from decreases in inflation of 25% and 50% in relation to the ‘probable’ scenario, naming these the ‘possible’ and ‘remote’ scenarios, respectively.

Risk: decrease in inflation	Sep. 30, 2018	September 30, 2019
	Book value	‘Probable’ scenario IPCA 4.0738% IGP-M 4.2668%	‘Possible’ scenario (-25%) IPCA 3.0554% IGPM 3.2001%	‘Remote’ scenario (-50%) IPCA 2.0369% IGP-M 2.1334%
Assets
Concession financial assets related to Distribution infrastructure – IPCA (*)	359,258	373,893	370,235	366,576
Amounts receivable from the Government of the State of Minas Gerais—IGP-M (TARD) (Note 28)	216,752	226,000	223,688	221,376
Amounts receivable from the Government of the State of Minas Gerais—IGP-M (AFAC) (Note 11)	254,930	265,807	263,088	260,369
Receivable for residual value – Transmission – IPCA (Note 14)	1,817,663	1,891,711	1,873,200	1,854,687
Assets remunerated by tariff – Transmission – IPCA (Note 14)	462,989	481,850	477,135	472,420
Concession Grant Fee – IPCA (Note 14)	2,396,907	2,494,552	2,470,142	2,445,730

	5,508,499	5,733,813	5,677,488	5,621,158
Liabilities
Loans, financings and debentures – IPCA	(3,718,981)	(3,870,485)	(3,832,611)	(3,794,733)
Debt agreed with pension fund (Forluz) – IPCA	(672,083)	(699,462)	(692,618)	(685,773)
Forluz deficit of pension plan	(380,022)	(395,503)	(391,633)	(387,763)

	(4,771,086)	(4,965,450)	(4,916,862)	(4,868,269)

Net assets	737,413	768,363	760,626	752,889

Net effect of variation in IPCA and IGP-M indices		30,950	23,213	15,476

(*)	Portion of the Concession financial assets relating to the Regulatory Remuneration Base of Assets ratified by Aneel after the third tariff review cycle.

Liquidity risk

Cemig has sufficient cash flow to cover the cash needs related to its operating activities.

The Company manages liquidity risk with a group of methods, procedures and instruments that are coherent with the complexity of the business, and applied in permanent control of the financial processes, to guarantee appropriate risk management.

Cemig manages liquidity risk by permanently monitoring its cash flow in a conservative, budget-oriented manner. Balances are projected monthly, for each one of the companies, over a period of 12 months, and daily liquidity is projected over 180 days.

Short-term investments must comply with certain rigid investing principles established in the Company’s Cash Investment Policy, which was approved by the Financial Risks Management Committee. These include applying its resources in private credit investment funds, without market risk, and investment of the remainder directly in bank CDBs or repo contracts which earn interest at the CDI rate.

In managing cash investments, the Company seeks to obtain profitability through a rigid analysis of financial institutions’ credit, applying operational limits for each bank, based on assessments that take into account their ratings, exposures and balance sheets. It also seeks greater returns on investments by strategically investing in securities with longer investment maturities, while bearing in mind the Company’s minimum liquidity control requirements.

The greater part of the energy sold by the Company is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing energy, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving energy. Prolongation of generation by thermoelectric plants can pressure costs of acquisition of energy by the distributors, causing a greater need for cash, and can impact future tariff increases – as indeed has happened with the Extraordinary Tariff Review granted to the distributors in March 2015.

Any reduction in the Company’s ratings could result in a reduction of its ability to obtain new financings and could also make refinancings of debts not yet due more difficult or more costly. In this situation, any financing or refinancing of the Company’s debt could have higher interest rates or might require compliance with more onerous covenants, which could additionally cause restrictions to the operations of the business.

The flow of payments of the Company’s obligations to suppliers, for debts agreed with the pension fund, loans, financings and debentures, at floating and fixed rates, including future interest up to contractual maturity dates, is shown in this table:

Consolidated	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	35,699	1,214,018	1,836,168	10,607,502	8,331,011	22,024,398
Concessions payable	203	401	1,828	8,304	14,637	25,373
Debt agreed with pension plan (Forluz) (Note 22)	11,487	23,063	105,810	628,609	132,342	901,311
Solution plan for deficit of the Pension Plan (Forluz) (Note 22)	3,521	7,075	32,436	192,597	509,531	745,160

	50,910	1,244,557	1,976,242	11,437,012	8,987,521	23,696,242
- Fixed rate
Suppliers	2,282,353	155,195	7,157	—	—	2,444,705

	2,333,263	1,399,752	1,983,399	11,437,012	8,987,521	26,140,947

Holding company	Up to 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
Financial instruments at (interest rates):
- Floating rates
Loans, financings and debentures	1,963	3,910	7,655	55,018	—	68,546
Loans with related parties	—	—	—	445,245	—	445,245
Debt agreed with pension plan (Forluz) (Note 22)	565	1,135	5,206	30,928	6,511	44,345
Solution plan for deficit of the Pension Plan (Forluz) (Note 22)	173	348	1,596	9,476	25,069	36,662

	2,701	5,393	14,457	540,667	31,580	594,798
- Fixed rate
Suppliers	9,107	—	—	—	—	9,107

	11,808	5,393	14,457	540,667	31,580	603,905

Credit risk

The distribution concession contract requires levels of service on a very wide basis within the concession area, and disconnection of supply of defaulting customers is permitted. Additionally, the Company used numerous tools of communication and collection to avoid increase in default. These include: telephone contact, emails, text messages, collection letters, posting of clients with credit protection companies, and collection through the courts.

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its customers is considered to be low. The credit risk is also reduced by the extremely wide customer’s base.

The allowance for doubtful debtors constituted on September 30, 2018, considered to be adequate in relation to the credits in arrears receivable by the Company and its subsidiaries, was R$ 763,152.

In relation to the risk of losses resulting from declaration of insolvency of a financial institutions at which the Company has deposits, a Cash Investment Policy was approved and has been in effect since 2004, and is reviewed annually.

Cemig manages the counterparty risk of financial institutions based on an internal policy approved by its Financial Risks Management Committee.

This Policy assesses and scales the credit risks of the institutions, the liquidity risk, the market risk of the investment portfolio and the Treasury operational risk.

All investments are made in financial securities that have fixed-income characteristics, always indexed to the CDI rate. The Company does not carry out any transactions that would incorporate volatility risk into its interim financial information.

As a management instrument, Cemig divides the investment of its funds into direct purchases of securities (own portfolio) and investment funds. The investment funds invest the funds exclusively in fixed income products, and companies of the Group are the only unit holders. They obey the same policy adopted in the investments for the Company’s directly-held own portfolio.

The minimum requirements for concession of credit to financial institutions are centered on three items:

1.	Rating by three risk rating agencies.

2.	Equity greater than R$ 400 million.

3.	Basel ratio one percentage point above the minimum set by the Brazilian Central Bank.

Banks that exceed these thresholds are classified in three groups, by the value of their equity. Within this classification, limits of concentration by group and by institution are set:

Group	Equity	Concentration	Limit per bank (% of shareholders’ equity)*
A1	Over R$ 3.5 billion	Minimum 80%	Between 6% and 9%
A2	R$ 1.0 billion to R$ 3.5 billion	Maximum 20%	Between 5% and 8%
B	R$ 400 million to R$ 1.0 billion	Maximum 20%	Between 5% and 7%

(*)	The percentage assigned to each bank depends on individual assessment of indicators, e.g. liquidity and quality of the credit portfolio.

Further to these points, Cemig also sets two concentration limits:

1.	No bank may have more than 30% of the Group’s portfolio.

2.	No bank may have more than 50% of the portfolio of any individual company.

Risk of over-contracting and under-contracting of energy supply

Sale or purchase of power supply in the spot market to cover a positive or negative exposure of supply contracted, to serve the captive market of Cemig D, is a risk inherent to the energy distribution business.

The regulatory limit for 100% pass-through to customers of exposure to the spot market, valued at the difference between the distributor’s average purchase price and the spot price (PLD), is only the margin between 95% and 105% of the distributor’s contracted supply.

Any exposure that can be proved to have arisen from factors outside the distributor’s control (‘involuntary exposure’) may also be passed through in full to customers.

The Company’s Management is continually managing its contracts for purchase of power supply to mitigate the risk of exposure to the spot market.

Risk of continuity of the concession

The risk to continuity of the distribution concession arises from the new terms included in the extension of Cemig D’s concession for 30 years from January 1, 2016, as specified by Law 12,783/13. The extension brought changes to the contract. Under the new contract, continuity of the concession is conditional upon compliance by the Distributor with new criteria for quality and economic-financial sustainability.

The extension is conditional on compliance with indicators contained in the contract itself, which aim to guarantee quality of the service provided and economic and financial sustainability of the company. These are determinant for actual continuation of the concession in the first five years of the contract, since non-compliance with them in two consecutive years, or in the fifth year, results in cancellation of the concession.

Additionally, as from 2021, non-compliance with the quality criteria for three consecutive years, or with the minimum parameters for economic/financial sustainability for two consecutive years, results in opening of proceedings with a view to termination of the distribution concession.

Hydrological risk

The greater part of the energy sold by the Company’s subsidiaries is generated by hydroelectric plants. A prolonged period of scarce rainfall can result in lower water volumes in the plants’ reservoirs, possibly causing losses due to increased costs of purchasing electricity, due to replacement by thermoelectric generation, or reduction of revenues due to reduction in consumption caused by implementation of wide-ranging programs for saving of electricity. Prolongation of the generation of energy using the thermal plants potentially could lead to cost increases for the energy distributors, causing a greater need for cash, and could result in future increases in tariffs.

Risk of early maturity of debt

The Company’s subsidiaries have loan contracts with restrictive covenants normally applicable to this type of transaction, related to compliance with a financial index. Non-compliance with these covenants could result in earlier maturity of debts.

On September 30, 2018, the Company was compliant with all of its covenants linked to financial indices requiring compliance on a six-monthly basis. For more details please see Note 20.

Capital management

This table shows comparisons of the Company’s consolidated net liabilities and its Equity:

	Consolidated		Holding company
	Sep. 30, 2018 (Restated)	Dec. 31, 2017	Sep. 30, 2018 (Restated)	Dec. 31, 2017
Total liabilities	28,210,245	27,909,453	2,090,257	1,522,956
(–) Cash and cash equivalents	(1,493,383)	(1,030,257)	(39,974)	(38,672)
(–) Restricted cash	(113,041)	(106,227)	(93,112)	(87,872)

Net liabilities	26,603,821	26,772,969	1,957,171	1,396,412

Total equity	14,972,851	14,330,136	14,968,534	14,325,986

Net liabilities / equity	1.78	1.87	0.13	0.10

30.	ASSETS CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

On May 25, 2018 Cemig published Tender Announcement 500-Y12121 for disposal of certain telecom assets that were absorbed in the merger of Cemig Telecomunicações on March 31, 2018.

The assets that were the subject of the tender are a group of the Company’s infrastructure assets and contractual positions in relation to service contracts. They were separated into two lots, being sold according to the best economic proposal for each lot, with minimum auction prices set for each one of the lots, based on formal valuation of the assets – these prices were R$ 335,070 for Lot 1, and R$ 32,473 for Lot 2.

The winning bid for Lot 1, presented by American Tower do Brasil – Comunicação Multimídia Ltda., was for R$ 575,906, i.e. 71.87% above the minimum sale value specified in the Tender Announcement. The winning bid for Lot 2, presented by Algar Soluções em TIC S.A., was for R$ 78,555, or 141.05% above the minimum sale value specified in the Tender Announcement.

On August 24, 2018 Cemig signed Asset Sale Agreements with American Tower do Brasil – Comunicação Multimídia Ltda., winner of Lot 1, and with Algar Soluções em TIC S.A., winner of Lot 2.

On November 1, 2018, sale transactions were completed, after the prior conditions stated in the Tender – including approval by the monopolies authority, CADE – had been complied with.

Thus, for the preparation of the interim financial information in the nine-month period ended September 30, 2018, the Company understands that the telecom assets in the Tender comply with the classification requirements of Pronouncement CPC 31 – Non-current assets held for sale, and discontinued operations, and are thus presented separately in the balance sheet, with measurement based on book value, since in both cases book value is lower than fair value less the sales expenses.

The composition of the assets of the associated liabilities is as follows:

	Consolidated	Holding company
	Sep. 30, 2018	Sep. 30, 2018
ASSETS
Assets
Accounts receivable	1,339	1,339
Inventories	6,862	6,862
PP&E and Intangible	262,705	262,705
Other current assets – Non-current	10,291	10,291

Total assets	281,197	281,197

LIABILITIES
Liabilities directly related to assets held for sale
Other non-current liabilities	(5,142)	(5,142)
Deferred income tax and Social Contribution tax	(775)	(775)

Total liabilities	(5,917)	(5,917)

As a result of the classification as held for sale, depreciation of these assets was terminated, and the revenues, costs and expenses resulting from these assets is presented in the Statement of income in a single amount as discontinued operation, separately from the result of the going concern operations.

This table shows the revenues, costs and expenses arising from the discontinued operations, related to the assets classified as held for sale, on September 30, 2018:

	Consolidated	Holding company
	Jan to Sep 2018	Jan to Sep 2018
Results of discontinued operations
Operating revenues
Other operating revenues
Telecoms services	137,049	92,276
Leasing and Rentals	5,387	3,688
Other operating revenues	525	24

	142,961	95,988

Deductions from operational revenue
PIS, Pasep and Cofins taxes	(5,308)	(3,659)
ICMS tax	(29,044)	(19,254)
Others	(1,556)	(1,046)

	(35,908)	(23,959)

	107,053	72,029

Operating expenses
Outsourced services	(22,159)	(17,210)
Depreciation and amortization	(14,500)	(6,115)
Other operating expenses, net	(17,145)	(10,372)

	(53,804)	(33,697)

Finance income	763	507
Income and Social Contribution tax
Current income tax and Social Contribution tax	(3,345)	(2,258)
Deferred income tax and Social Contribution tax	(15,019)	(10,947)

	(18,364)	(13,205)

Net income	35,648	25,634

	Consolidated	Holding company
	Jul to Sep 2018	Jul to Sep 2018
Results of discontinued operations
Operating revenues
Other operating revenues
Telecoms services	46,950	46,950
Leasing and Rentals	1,998	1,998
Other operating revenues	17	17

	48,965	48,965

Deductions from operational revenue
PIS, Pasep and Cofins taxes	(1,884)	(1,884)
ICMS tax	(10,395)	(10,395)
Others	(525)	(525)

	(12,804)	(12,804)

	36,161	36,161

Operating expenses
Outsourced services	(9,358)	(9,358)
Other operating expenses, net	(5,425)	(5,425)

	(14,783)	(14,783)

Finance income	252	252
Income and Social Contribution tax
Current income tax and Social Contribution tax	(2,150)	(2,150)
Deferred income tax and Social Contribution tax	(5,204)	(5,204)

	(7,354)	(7,354)

Net income	14,276	14,276

The cash flows of the discontinued operations, related to the assets classified as held for sale, on September 30, 2018, are as follows:

	Consolidated	Holding company
	Jan to Sep 2018	Jan to Sep 2018
Cash flow from discontinued operations
Net cash flow from operations	51,271	43,310
Cash flow from investment activities	(7,631)	—

Increase in cash and cash equivalents	43,640	43,310

The amounts of results and cash flows of the holding company are different from the consolidated amounts due to the merger of Cemig Telecom, on March, 31, 2018. For more details please see Note 1.

The assets classified as held for sale and the results of the discontinued operations are presented in Note 31 as Telecom segment.

31.	OPERATING SEGMENTS

The operating segments of the Company and its subsidiaries reflect their management and their organizational structure, used to monitoring its results and are aligned with the regulatory framework of the Brazilian electricity sector, with different legislation for the sectors of generation and transmission of energy.

The Company also operates in the markets of gas and telecommunications, through its subsidiaries Gasmig and Cemig Telecom (see Note 1), and other businesses which are not material to its operations results. These segments are reflected in the Company’s management, organizational structure, and monitoring of results.

The information by segment relating to the period ending on September 30, 2018 and 2017 is shown below in a consolidated manner:

INFORMATION BY SEGMENT ON SEPTEMBER 30, 2018 (Restated)
	ELECTRICITY			GAS	TELECOMS (1)	OTHER	ELIMINATIONS	TOTAL (Restated)
	GENERATION	TRANSMISSION	DISTRIBUTION (Restated)
SEGMENT ASSETS	15,083,981	3,925,781	21,490,936	1,900,985	304,058	1,625,398	(1,148,043)	43,183,096
INVESTMENT IN AFFILIATES AND JOINTLY-CONTROLLED ENTITIES	4,618,530	1,152,096	1,841,593	—	—	24,876	—	7,637,095
ADDITIONS TO THE SEGMENT	228,926	—	543,859	40,302	8,631	184	—	821,902
ADDITIONS TO FINANCIAL ASSETS	—	12,726	—	—	—	—	—	12,726
GOING CONCERN
NET REVENUE	4,795,883	478,258	10,443,959	1,186,796	—	97,316	(207,961)	16,794,251
COST OF ENERGY AND GAS
Energy purchased for resale	(2,921,763)	—	(5,696,990)	—	—	(2)	42,694	(8,576,061)
Charges for use of the national grid	(171,357)	—	(1,119,124)	—	—	(1)	149,579	(1,140,903)
Gas purchased for resale	—	—	—	(897,903)	—	—	—	(897,903)

Operational costs, total	(3,093,120)	—	(6,816,114)	(897,903)	—	(3)	192,273	(10,614,867)
OPERATING COSTS AND EXPENSES
Personnel	(166,779)	(76,587)	(669,637)	(36,511)	(14,807)	(24,060)	—	(988,381)
Employees’ and managers’ Profit sharing	(2,994)	(1,577)	(12,674)	—	351	(5,927)	—	(22,821)
Post-retirement obligation	(33,817)	(19,886)	(166,273)	—	—	(30,352)	—	(250,328)
Materials	(30,493)	(2,967)	(38,542)	(1,271)	(973)	(190)	17	(74,419)
Outsourced services	(80,966)	(28,046)	(619,133)	(14,497)	(4,819)	(15,365)	9,991	(752,835)
Depreciation and amortization	(122,768)	—	(440,055)	(54,796)	(1,166)	(319)	—	(619,104)
Operating provisions (reversals)	(74,742)	(4,097)	(251,112)	—	666	(72,833)	—	(402,118)
Construction costs	—	(12,726)	(543,860)	(35,620)	—	—	—	(592,206)
Other operating expenses, net	(61,537)	(11,515)	(177,001)	(8,535)	(2,866)	(7,367)	5,680	(263,141)

Total cost of operation	(574,096)	(157,401)	(2,918,287)	(151,230)	(23,614)	(156,413)	15,688	(3,965,353)

OPERATING COSTS AND EXPENSES	(3,667,216)	(157,401)	(9,734,401)	(1,049,133)	(23,614)	(156,416)	207,961	(14,580,220)
Share of (loss) profit, net, of associates and joint ventures	(250,755)	160,055	19,582	—	(763)	(4,105)	—	(75,986)
OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES) AND TAXES	877,912	480,912	729,140	137,663	(24,377)	(63,205)	—	2,138,045
Finance income	443,594	24,314	301,822	50,876	1,104	31,998	(2,246)	851,462
Finance expenses	(1,502,090)	(3,694)	(493,217)	(27,028)	(4,107)	(10,902)	2,246	(2,038,792)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	(180,584)	501,532	537,745	161,511	(27,380)	(42,109)	—	950,715
Income and Social Contribution taxes	(12,242)	(84,074)	(172,064)	(52,486)	8,659	24,093	—	(288,114)

RESULT OF GOING CONCERN OPERATIONS	(192,826)	417,458	365,681	109,025	(18,721)	(18,016)	—	662,601
DISCONTINUED OPERATIONS
Income for the period from discontinued operations (Note 30).	—	—	—	—	35,648	—	—	35,648

NET INCOME (LOSS) FOR THE PERIOD	(192,826)	417,458	365,681	109,025	16,927	(18,016)	—	698,249

Equity holders of the parent	(192,826)	417,458	365,681	108,507	16,927	(18,016)	—	697,731
Non-controlling interests	—	—	—	518	—	—	—	518

	(192,826)	417,458	365,681	109,025	16,927	(18,016)	—	698,249

(1)

As stated in Note 30, certain telecommunications assets were classified as held for sale. The revenues and expenses of the telecommunications segment resulting from continued operations continue to be recognized in the statement of income of the telecoms segment.

INFORMATION BY SEGMENT ON SEPTEMBER 30, 2017
	ELECTRICITY			GAS	TELECOMS (1)	OTHER	ELIMINATIONS	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
SEGMENT ASSETS	13,868,749	4,147,643	18,430,584	2,049,736	334,918	3,369,322	(368,877)	41,832,075
INVESTMENT IN AFFILIATES AND JOINTLY-CONTROLLED ENTITIES	4,565,559	1,671,072	1,748,994			634,501	—	8,620,126
ADDITIONS TO THE SEGMENT	249,826	—	705,295	40,097	34,738	—	—	1,029,956
ADDITIONS TO FINANCIAL ASSETS	—	11,226	—	—	—	—	—	11,226
NET REVENUE	5,307,670	547,179	8,281,712	1,061,564	88,389	83,160	(215,893)	15,153,781
COST OF ENERGY AND GAS
Energy purchased for resale	(3,021,466)	—	(4,717,386)		—	(9)	53,469	(7,685,392)
Charges for use of the national grid	(261,295)	(262)	(661,101)		—	—	131,319	(791,339)
Gas purchased for resale	—	—	—	(789,861)	—	—	—	(789,861)

Operational costs, total	(3,282,761)	(262)	(5,378,487)	(789,861)	—	(9)	184,788	(9,266,592)
OPERATING COSTS AND EXPENSES
Personnel	(218,933)	(84,022)	(877,192)	(36,286)	(14,559)	(44,675)	—	(1,275,667)
Employees’ and managers’ net income shares	(4,182)	(1,871)	(18,131)	—	(380)	(1,213)	—	(25,777)
Post-retirement obligation	(42,539)	(19,850)	(201,745)	—	—	(29,483)	—	(293,617)
Materials	(7,468)	(2,110)	(32,089)	(1,434)	(107)	(111)	13	(43,306)
Outsourced services	(97,890)	(21,278)	(550,614)	(12,231)	(20,624)	(7,278)	29,346	(680,569)
Depreciation and amortization	(136,400)	—	(400,754)	(41,836)	(25,974)	(11,819)	—	(616,783)
Operating provisions (reversals)	(97,543)	(9,148)	(347,608)	—	(456)	(104,038)	—	(558,793)
Construction costs	—	(11,226)	(705,296)	(20,232)	—	—	—	(736,754)
Other operating expenses, net	(35,322)	(6,550)	(240,404)	(7,506)	(18,501)	(5,044)	1,746	(311,581)

Total cost of operation	(640,277)	(156,055)	(3,373,833)	(119,525)	(80,601)	(203,661)	31,105	(4,542,847)

OPERATING COSTS AND EXPENSES	(3,923,038)	(156,317)	(8,752,320)	(909,386)	(80,601)	(203,670)	215,893	(13,809,439)
Share of (loss) profit, net, of associates and joint ventures	151,126	—	—	—	(1,951)	(169,855)	—	(20,680)
OPERATING INCOME BEFORE FINANCE INCOME (EXPENSES) AND TAXES	1,535,758	390,862	(470,608)	152,178	5,837	(290,365)	—	1,323,662
Finance income	126,202	5,013	302,727	24,240	2,149	89,734	—	550,065
Finance expenses	(847,998)	(1,886)	(616,487)	(30,594)	(11,450)	236,464	—	(1,271,951)

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION TAX	813,962	393,989	(784,368)	145,824	(3,464)	35,833	—	601,776
Income and Social Contribution taxes	(215,688)	(120,333)	245,677	(45,316)	307	(69,241)	—	(204,594)

NET INCOME (LOSS) FOR THE PERIOD	598,274	273,656	(538,691)	100,508	(3,157)	(33,408)		397,182

Equity holders of the parent	598,274	273,656	(538,691)	100,076	(3,157)	(33,408)	—	396,750
Non-controlling interests	—	—	—	432	—			432

	598,274	273,656	(538,691)	100,508	(3,157)	(33,408)	—	397,182

32.	THE ANNUAL TARIFF ADJUSTMENT AND TARIFF REVIEW OF CEMIG D

On May 28, 2018 Aneel confirmed the result of the Fourth Tariff Review of Cemig D. The result of the Tariff Review was a tariff increase of 23.19%. It is worth noting that the percentage increase relating to Cemig D’s manageable (‘Portion B’) costs was 4.30%. The remaining portion, of 18.89%, has a null economic effect for Cemig D – i.e. does not affect its profitability – since it consists of direct pass-throughs to the tariff of the following items of increased costs: (i) increase of 9.00% in non-manageable (‘Portion A’) costs – mainly purchase of power supply and transmission charges; and (ii) increase of 9.89% in the item ‘Other financial components of the tariff’.

The increase is in effect from May 28, 2018 to May 27, 2019.

33.	NON-CASH TRANSACTIONS

In the nine-month period ended September 30, 2018 and 2017, the subsidiaries made the following transactions not involving cash, which are not reflected in the Cash flow statements:

◾	Capitalized borrowing costs of R$ 23,508 in the nine-month period ended September 30, 2018 (R$ 56,851 in the nine-month period ended September 30, 2017);

◾

Except for the balance of cash and equivalents received in the merged of Cemig Telecom, in the amount of R$ 428 on March 31, 2018, the remaining balances merged have no effect on the Company’s cash flow.

34.	SUBSEQUENT EVENTS

Debt prepayment

On November 6, 2018 Cemig GT has repurchased 24,565 debentures of its Fifth Issue – in the amount of R$ 132 million, in order to reduce debt, increase profitability and enhance its credit quality. These debentures were cancelled in CETIP.

Cemig GT received first installment of the loan granted to Cemig D

On November 20, 2018 Cemig GT received payment of R$ 486 million, the first installment of principal and interest on its loan of R$ 630 million made on September 18, 2018 to Cemig Distribuição. Therefore, Cemig GT is once again compliant with the ‘Limitation on Restricted Payments’ clause in its Eurobond issue.

Cancellation of public offer of shares issued by Light and sale of shares owned by RME in that investee

On November 26, 2018 the shareholders of the controlling shareholding block of Light –composed by Company, Rio Minas Energia Participações S.A. (‘RME’) and Luce Empreendimentos e Participações S.A. (Lepsa) – considered that the terms and conditions proposed for the anchoring of the public offer to sell shares of Light do not meet the interests of Light and its stakeholders, taking into account, among other factors, the present conditions of the market.

Thus, on November 27, 2018, the Company and its jointly-controlled entity reported to the market the cancellation of public offer of shares issued by Light, and, on the same date, in the context of the exercise of the Put Option to sell shares issued by RME described in note 29, RME sold 4,350 thousand shares, representing 2.13% of the share capital of Light, for a total amount of R$ 64.5 million. With this sale, the aggregate of the equity holdings in Light of Cemig, RME and Luce Empreendimentos e Participações S.A. now totals 49.99%.

CONSOLIDATED RESULTS

(Thousands of Brazilian Reais – R$ except where otherwise indicated)

Net income (loss) for the period

In the nine-month period ended September 30, 2018 (‘9M18’) Cemig reports net income of R$ 698,249, which compares with its net income of R$ 397,182 in the nine-month period ended September 30, 2017 (‘9M17’). The following notes describe the main variations between the two periods in revenues, costs, expenses and financial items.

A significant effect on the net income in 9M18 was an expense of R$ 773,700, from the effect of exchange rate variation on the debt raised in international market (Eurobonds) – partially offset by gains under the hedge operation related to this loan, in the amount of R$ 322,847.

Ebitda (earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated Ebitda raised 43.93% in 9M18, compared to the same period of 2017. The most significant factors in this variation are set out below. In line with the higher Ebitda, Ebitda margin went from 12.80% (9M17) to 16.63% (9M18).

Ebitda – R$ ‘000	Jan to Sep 2018 (Restated)	Jan to Sep 2017	Change,% (Restated)
Net income for the period	698,249	397,182	75.80
+ Income tax and Social Contribution tax	288,114	204,594	40.82
+ Finance income (expenses)	1,187,330	721,886	64.48
+ Depreciation and amortization	619,104	616,783	0.38

= Ebitda	2,792,797	1,940,445	43.93

Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim financial information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net income adjusted by the effects of net Finance income (expenses), Depreciation and amortization, and Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for Net income or operating income, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

Revenue from supply of energy

Total revenue from supply of energy in 9M18 totaled R$ 18,163,647, compared to R$ 17,387,754 in 9M17, 4.46% higher period-on-period.

Final customers

Total revenue from supply of energy to final customers, excluding Cemig’s own consumption, was R$ 15,947,719 in 9M18 – this was 6.13% higher than the same period of 2017 (R$ 15,027,061).

The main factors for this reduction were:

◾	The annual tariff adjustment for Cemig D effective May 28, 2017 (full effect in 2018) with average downward effect on customer tariffs of 10.66%.

◾	The annual tariff adjustment for Cemig D effective May 28, 2018, with an average positive effect on customer tariffs of 23.19%.

◾	Volume of energy sold to final customers 2.41% higher.

Cemig’s electricity market

The total for sales at Cemig’s consolidated electricity market comprises sales to:

(i)	Captive customers in Cemig’s concession area in the State of Minas Gerais;

(ii)	Free customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)	other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(iv)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(v)	the Wholesale Power Exchange (Câmara de Comercialização de Energia Elétrica – CCEE), eliminating transactions between companies of the Cemig Group.

The table below describe Cemig’s market and the change in the sale of energy by category of customers, comparing 9M18 with 9M17:

	MWh
	Jan to Sep 2018	Jan to Sep 2017	Change, %
Residential	7,648,175	7,489,980	2.11
Industrial	13,134,700	13,162,944	(0.21)
Commercial, Services and Others	6,195,337	5,581,213	11.00
Rural	2,777,694	2,769,082	0.31
Public authorities	641,551	644,621	(0.48)
Public lighting	1,038,236	1,030,199	0.78
Public services	977,151	977,757	(0.06)

Subtotal	32,412,844	31,655,796	2.39

Own consumption	33,083	26,946	22.78

	32,445,927	31,682,742	2.41

Wholesale supply to other concession holders (1)	8,768,341	9,167,876	(4.36)

Total	41,214,268	40,850,618	0.89

(1)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

We highlight the volume of energy sold to the industrial customer category, which was 11% higher in the commercial category and 2.11% higher in the residential customer category – basically due to addition of new customers units.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Customers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) on the volume of energy distributed. In 9M18 this revenue totaled R$ 1,419,958, compared to R$ 1,230,623 in 9M17 – a period-on-period reduction of 15.39%, mainly due to the following factors:

◾	Reduction of approximately 40% in the TUSD, which took place in the Cemig D’s 2017 annual tariff adjustment, applied as from May 28, 2017 (full effect in 2018).

◾	Increase of approximately 36% in the TUSD, which took place in the Cemig D’s 2018 annual tariff adjustment, applied as from May 28, 2018.

◾	Growth in the use of the network (MWh) and in billed demand (MW).

◾	Increase in the number of installations of CUSD (Contract for Use of the Distribution System) billed.

CVA and Other financial components in tariff adjustment

In its interim financial information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and energy purchased for resale, are significant components) and the costs that were used in calculating tariffs. The amount of this difference is passed through to the clients in Cemig D’s next tariff adjustment. In 9M18 this represented a gain in revenue of R$ 1,783,790, whereas in the same period of 2017 it produced a reduction of R$ 148,216. The difference in this case is mainly due to the increase in costs of energy in 2018, in relation to tariff coverage, generating a financial asset to be reimbursed to the Company through the next tariff adjustment.

For more details please see Note 14 of this interim financial information.

Transmission concession revenue

Cemig GT’s revenue from transmission comprises the sum of the revenues from all the transmission assets. The concession contracts establish the Permitted Annual Revenue (Receita Anual Permitida, or RAP) for the assets of the existing system, updated annually based on the variation in the IPCA index. Whenever there is a strengthening, improvement or adaptation to an existing asset made under a specific authorization from Aneel, an addition is made to the RAP.

This revenue was R$ 310,293 in 9M18, compared to R$ 221,422 in the same period of 2017 – or 40.14% higher period-on-period. This variation arises basically from the monetary variation of the annual RAP, which was applied in July 2018, plus the new revenues related to the investments authorized to be included. It includes an additional adjustment for expectation of cash flow from financial assets, arising from change in the fair value of the Regulatory Remuneration Asset Base (BRR).

The percentages and the indices applied in this adjustment vary according to the concessions. In 2018 the adjustment was 2.86% (the IPCA index) for the concession of Cemig GT, and 4.27% (the IGP-M Index) for the concession of Cemig Itajubá.

Transmission indemnity revenue

The revenue from the transmission Indemnities in 9M18 was R$ 208,164, which was 29.61% less than in the same period of 2017 (R$ 295,749). We highlight the amount of R$ 149,255 recorded for 2017, relating to the backdated revenue of transmission concession assets the values of which had not been included in the calculation basis for revenues in the previous tariff reviews.

The Company reports the updating of the amount of indemnity receivable based on the average regulatory cost of capital, as specified in the sector regulations.

For more details please see Note 14 of these Interim Financial Information.

Generation indemnity revenue

In 9M18 the Company recognized revenue of R$ 82,331 (R$ 259,516 in 9M17) for the adjustment to the balance not yet amortized relating to the basic plans of the concessions for the São Simão and Miranda hydroelectric plants, to be indemnified as per Ministerial Order 291/17.

For more details see Note 14 of these Interim Financial Information.

Revenue from transactions in the Wholesale Electricity Trading Chamber (CCEE)

Revenue from energy transactions at CCEE in 9M18 was R$ 189,123, compared to R$ 536,507 in 9M17 – a reduction of 64.75%. The lower revenue from this source reflects the lower quantity of energy available for settlement in the wholesale market in 2018, being that, in the first quarter of 2017, the Company recognized revenues concerning available energy of Jaguara and Miranda. On the other hand, the average Spot Price (PLD) increased by 10.99% (R$ 332.34/MWh in 9M18, vs. R$ 299.42/MWh in 9M17).

Revenue from supply of gas

Cemig reported revenue from supply of gas totaling R$ 1,452,427 in 9M18, compared to R$ 1,305,636 in 9M17– 11.24% higher than prior year. This basically is due to increase of gas costs, passed on to customers considering that the volume of gas sold was 12.47% lower than prior year (859,725 m³ in 9M18, compared to 982,235 m³ in 9M17). The gas cost was significantly affected by exchange rate variation in 2018. In 9M18 the US Dollar showed an increase of 21.04% against a reduction of 2.80% in the same period of 2017.

Construction revenue

Infrastructure construction revenue in 9M18 was R$ 592,206, which was 19.62% less than in the prior year (R$ 736,754). This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other operating revenues

The Company’s Other revenues in 9M18 were R$ 1,409,284, or 8.89% more than in the same period of 2017 (R$ 1,339,698). See Note 25 for the composition of operating revenues.

Sector / Regulatory charges reported as Deductions from revenue

The charges that are recorded as deductions from operational revenue totaled R$ 8,816,972 in 9M18 or 6.13% more than in the prior year (R$ 8,308,094).

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, and the subsidy for balanced tariff reduction, the low-income customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account. Charges for the CDE in 9M18 were R$ 1,835,412, compared to R$ 1,326,946 in 9M17.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the ‘Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the flag tariffs generates an upward effect on billing in the subsequent month.

Consumer charges resulting from the ‘Flag’ tariff system were higher in 9M18 – at R$ 374,481, than in 9M17 (R$ 258,060) – or 45.11% higher year-on-year.

This reflects greater application of the Red band in 2018 than in 2017, due to (i) lower reservoir levels, and (ii) lower expectations of rain.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus, their variations arise, substantially, from the changes in revenue.

Operating costs and expenses (excluding Finance income/expenses)

Operating costs and expenses in 9M18 totaled R$ 14,580,220, or 5.58% more than in the same period of 2017 (R$ 13,809,439). For more on the components of Operational costs and expenses see Note 26.

The following paragraphs outline the main variations in expenses:

Energy purchased for resale

This expense in 9M18 was 11.59% higher than prior year, at R$ 8,576,061, compared to R$ 7,685,392 in the same period of 2017. This is mainly due to the following:

◾	Average spot price (PLD) 10.99% higher, at R$ 332.34/MWh in 9M18, compared to R$ 299.42/MWh in 9M17, directly affecting the price paid for spot supply.

◾

The expense on supply acquired at auction in the Regulated Market was 16.18% higher, at R$ 2,558,096, in 9M18, compared to R$ 2,201,909 in the prior year. This is mainly due to recognition of supply originating in assignments of energy from the Surpluses and Deficits Compensation Mechanism (MCSD), representing an increase of R$ 410,498 in the expense in 9M18 partially offset by the reduction in volume of supply in the contracts for quantity and availability (13,128,621 MWh in 9M18, and 19,434,006 MWh in 9M17).

◾

Expenses on energy acquired through physical guarantee quota contracts at R$ 500,876 in 9M18, 45.83% higher than in the prior year (R$ 343,458). This is basically due to the increase of 48.14% in the average tariff of Cemig D’s quotas – it was R$ 89.18 MWh in 9M18 and R$ 60.20 MWh in 9M17.

Charges for use of the transmission network

Charges for use of the transmission network in 9M18 totaled R$ 1,140,903, an increase of 44.17% period-on-period, compared to R$ 791,339 in the prior year.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution. The higher amounts in 2018 are due to increased transmission costs related to the payment of the transmission indemnities to the agents of the electricity sector that accepted the terms of Law 12,783/13.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operating costs and expenses in 9M18 totaled R$ 402,117, or 28.04% less than 9M17 (R$ 558,793). The main factors are:

◾

Reduction in fair value of the investment options related to Parati/RME and SAAG, totaling R$ 124,566 in 9M18, compared to a total provision of R$ 160,902 in the prior year. More details on the criteria for making of these provisions are in Note 29 (Put options).

◾

Reduction of 82.12% of expenses on labor contingencies, with R$ 33,610 in 9M18, compared to R$ 188,013 in the same period of 2017. This result is the consequence of judgments given in favor of the Company – against claims by plaintiffs. For more information see Note 23.

◾

On the other hand, estimated losses due to doubtful receivables were 19.05% higher year-on-year, at R$ 227,789 in 9M18, vs. R$ 191,343 in 9M17. This mainly comprised recognition by Cemig D of estimated losses in 2018 related to past due bills for power supply, owed by Public Authorities.

Personnel

The expense on personnel in 9M18 was R$ 988,381, or 22.52% lower than in the prior year (R$ 1,275,667). This arises mainly from the following factors:

◾	Expense of R$ 25,666 on the voluntary retirement program in 9M18, compared to R$ 197,326 in 9M17 – i.e. 86.99% lower;

◾	Salary increases, from November 2017 under the Collective Agreement (with full effect in 2018), of 1.83%.

◾	The average number of employees was reduced by 11.11%, from 6,631 in 9M17 to 5,894 in 9M18.

Construction cost

Infrastructure construction cost in 9M18 was R$ 592,206, or 19.62% less than in the prior year (R$ 736,754). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction Revenue, in the same amount.

Gas purchased for resale (*)

In 9M18 the company recorded an expense of R$ 897,903 on acquisition of gas, 13.68% more than its comparable expense of R$ 789,861 in the prior year. This higher expense mainly reflects increases in the prices of gas purchased, since the volume of Gas purchased was 13.34% lower than the prior year (855,724 m³ in 9M18 vs. 987,442 m³ in 9M17). Gas price was significantly affected by the exchange rate variation in 2018. In 9M18 US Dollar showed an increase of 21.04% against a reduction of 2.80% in the same period of 2017.

Share of profit (loss) in associates and joint ventures

The result of equity method valuation of interests in investees was an expense of R$ 75,986 in 9M18, compared to an expense of R$ 20,680 in 9M17. This basically reflects losses in 2018 on the interests in Renova and Santo Antônio Energia.

The breakdown of the results from the investees recognized under this line is given in detail in Note 15.

Net finance income (expenses)

Cemig reports net Finance expenses in 9M18 of R$ 1,187,330, compared to net Finance expenses of R$ 721,886 in the same period of 2017. The main factors are:

◾

Recognition, in 2018, of gains totaling R$ 322,847 on the hedge transaction related to the Eurobond issue. There had been a negative effect in the fair value adjustment of the hedge due to a higher variation in the future curve for the DI rate than in the curve for future expectation of the R$ /US$ exchange rate.

◾

Cash investment income 52.80% lower period-on-period, at R$ 80,958 in 9M18, compared to R$ 171,530 in the same period of 2017. This is mainly due to a lower volume of cash invested in 2018, and also to the lower CDI rate in the period: 4.81% in 9M18 vs. 8.03% in 9M17.

◾

Costs of loans and financings 18.65% lower, at R$ 944,432 in 9M18, compared to R$ 1,160,884 in the prior year. This is mainly due to the lower variation resulting from the CDI rate, the main indexer of the debt, which was 4.81% in 9M18, and 8.03% in 9M17.

◾

Revenue from late charges on client energy bills 34.51% higher, at R$ 259,680 in 9M18, compared to R$ 193,057 in the same period of 2017. A major component of this increase comes from the effects of renegotiation of amounts owed on energy bills by entities of the Minas Gerais State administration – as recognition of interest and monetary adjustments.

◾

Expenses on monetary updating of loans and financings 47.39% higher, at R$ 110,031 in 9M18, compared to R$ 74,655 in 9M17. This is mainly due to the variation of 87.64% in IPCA rate (3.34% in 9M18 and 1.78% in 9M17);

◾

Foreign exchange variation expense of R$ 773,700, in 9M18, on the amounts of the dollar-indexed Eurobond issues – made in December 2017 (US$ 1 billion, or R$ 3.2 billion) and July 2018 (US$ 500 million, or R$ 1.9 billion).

◾

Higher net result of monetary updating on the balances of CVA and Other financial components: net revenue of R$ 35,180 in 9M18, compared to a net expense of R$ 40,086 in the same period of 2017, basically reflecting the higher balance of net assets in 9M18 than in 9M17.

For a breakdown of Finance income and expenses please see Note 27 of these Interim financial information.

Income and Social Contribution taxes

In 9M18 the expense on income tax and the Social Contribution tax totaled R$ 288,114, on Income before income tax and social contribution tax of R$ 950,715, representing an effective rate of 30.30%. In the same period of 2017, the expense on income tax and the Social Contribution tax totaled R$ 204,594, on Income before income tax and social contribution tax of R$ 601,776, representing an effective rate of 34.00%. These effective rates are reconciled with the nominal tax rates in Note 9c.

Net income (loss) for the third quarter 2018

On the third quarter of 2018 (‘3Q18’) Cemig reports a net profit of R$ 244,540, which compares to a loss of R$ 83,666 on the third quarter of 2017 (‘3Q17’). The following notes describe the main variations between the two periods in revenues, costs, expenses and financial items.

This primarily reflected significant net non-operating expenses of R$ 225,900, arising from FX variation on the debt raised in international market (Eurobond issue); partially offset by the effects of gains under the hedge transaction made by the Company related to this loan in the amount of R$ 142,418.

Ebitda (earnings before interest, tax, depreciation and amortization)

Cemig’s consolidated Ebitda in 3Q18 increased compared to 3Q17. The most significant factors in this variation are set out below. Ebitda margin in 3Q18 was 14.43%, compared to 1.97% in 3Q17.

Ebitda – R$ ‘000	Jul to Sep 2018 (Restated)	Jul to Sep 2017	Change,% (Restated)
Net income for the period	244,540	(83,666)	—
+ Income tax and Social Contribution tax	117,269	(9,334)	—
+ Finance income (expenses)	332,698	(12,414)	—
+ Depreciation and amortization	207,804	205,983	0.88

= Ebitda	902,311	100,569	797.21

Ebitda is a non-accounting measure prepared by the Company, reconciled with the consolidated Interim financial information in accordance with CVM Circular SNC/SEP 1/2007 and CVM Instruction 527 of October 4, 2012. It comprises Net income adjusted by the effects of net Finance income (expenses), Depreciation and amortization, and Income tax and Social Contribution tax. Ebitda is not a measure recognized by Brazilian GAAP nor by IFRS; it does not have a standard meaning; and it may be non-comparable with measures with similar titles provided by other companies. Cemig publishes Ebitda because it uses it to measure its own performance. Ebitda should not be considered in isolation or as a substitution for Net income or operating income, nor as an indicator of operational performance or cash flow, nor to measure liquidity nor the capacity for payment of debt.

Revenue from supply of energy

Total revenue from supply of energy was R$ 6,927,638 in 3Q18, compared to R$ 5,815,621 in 3Q17, 19.12% higher period-on-period.

Final Customers

Total revenue from supply of energy to final customers, excluding Cemig’s own consumption, in 3Q18 was R$ 6,105,396 or 25.05% higher than the figure for 3Q17, of R$ 4,882,538.

The main factors for this reduction were:

◾	The Annual Tariff Adjustment for Cemig D effective May 28, 2018, with an average positive effect on customer tariffs of 23.19%.

◾	Volume of energy sold to final customers 3.81% higher.

Cemig’s electricity market

The total for sales at Cemig’s consolidated electricity market comprises sales to:

(i)	Captive customers in Cemig’s concession area in the State of Minas Gerais;

(ii)	Free customers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(iii)	other agents of the electricity sector – traders, generators and independent power producers, also in the Free Market;

(iv)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(v)	the Wholesale Electricity Trading Chamber (Câmara de Comercialização de Energia Elétrica—CCEE), eliminating transactions between companies of the Cemig Group.

The table below describe Cemig’s market and the change in the sale of energy by category of customers, comparing 3Q18 with 3Q17:

	MWh (1)
	Jul to Sep 2018	Jul to Sep 2017	Change, %
Residential	2,497,296	2,456,908	1.64
Industrial	4,581,890	4,458,794	2.76
Commercial, Services and Others	1,996,913	1,776,377	12.41
Rural	1,057,426	1,016,897	3.99
Public authorities	207,162	207,967	(0.39)
Public lighting	349,429	354,299	(1.37)
Public services	323,919	338,415	(4.28)

Subtotal	11,014,035	10,609,657	3.81

Own consumption	9,602	8,896	7.94

	11,023,637	10,618,553	3.81

Wholesale supply to other concession holders (2)	3,160,972	3,427,498	(7.78)

Total	14,184,609	14,046,051	0.99

(1)	Information in MWh has not been reviewed by external auditors.
(2)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Some highlights of growth here are: a) volume of energy sold to the residential user category 1.64% higher; and volume sold to the commercial category 12.41% higher, due to connection of new customers; b) volume of energy sold to the industrial segment 2.76% higher due to addition of one high-voltage large-consumer client; and c) volume of energy sold to the rural category 3.99% higher, reflecting the strong retraction in consumption by this segment of the market in 2017 due to reduced activity in the farming sector in that year.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free customers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD), for transport of energy sold. In 3Q18 this revenue was R$ 605,618, a period-on-period increase of 83.44% from R$ 330,147 in 3Q17, mainly due to the following factors:

◾	Increase of approximately 36% in the TUSD, which took place in the Cemig D’s 2018 annual tariff adjustment, applied as from May 28, 2018; and

◾	Growth in the use of the network (MWh) and in billed demand (MW).

◾	Increase in the number of installations of CUSD billed.

CVA and Other financial components in tariff adjustment

In its interim financial information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and energy purchased for resale, are significant components) and the costs that were used in calculating tariffs. The amount of this difference is passed through to the clients in Cemig D’s next tariff adjustment. In 3Q18 this represented a gain in revenue of R$ 633,118, whereas 3Q17 it produced a reduction of R$ 480,112. The difference in this case is mainly due to the increase in costs of energy, in relation to tariff coverage, and in comparison with periods of analysis, generating a financial asset to be reimbursed to the Company through the next tariff adjustment. For more details please see Note 14 of this interim financial information.

Revenue from transactions in the Wholesale Electricity Trading Chamber (CCEE)

Revenue from energy sales on the CCEE in 3Q18 was R$ 29,157, compared to R$ 111,330 in 3Q17 – a reduction of 73.81%. The difference is due to the lower quantity of energy available for settlement in the wholesale market in 3Q18, due to the Company’s seasonal profile. In counterpart to this, the average spot price (PLD) was 13.63% higher (R$ 494.61/MWh in 3Q18, vs. R$ 435.27/MWh in 3Q17.

Transmission indemnity revenue

In 3Q18 this revenue was R$ 61,644, compared to R$ 25,894 in 3Q17 – or 138.06% higher period-on-period. We highlight the amount of R$ 149,255 recorded in 2017, relating to the backdated difference of transmission concession assets the values of which were not included in the calculation basis for revenues in the previous tariff reviews.

The Company reports the updating of the amount of indemnity receivable based on the average regulatory cost of capital, as specified in the sector regulations. For more details see Note 14 – Concession financial assets.

Generation indemnity revenue

In 3Q18 the Company recognized a gain of R$ 47,868 (R$ 259,516 in 3Q17) for the adjustment, as specified by Ministerial Order 291/17, to the balance not yet amortized of the value of the basic plans of the concessions for the São Simão and Miranda Hydroelectric Plants. For more details see Note 14.

Revenue from supply of gas

The Company reported revenue from supply of gas 14,23% higher in 3Q18, at R$ 553,448, compared to R$ 484,491 in 3Q17. This basically reflects the increase in the cost of gas, which was passed through to consumers – since there was in fact a reduction of 36.17% in the volume of gas sold (from 461,796 m³ in 3Q17 to 294,785 m³ in 3Q18). The cost of gas suffered a significant effect from FX variation in 2018. The US dollar appreciated by 3.84% against the Real in 3Q18, while in 3Q17 it depreciated by 4.24%.

Construction revenue

Construction and infrastructure revenues (transmission, distribution and gas) totaled R$ 208,563 in 3Q18, which was 29.47% less than their total of R$ 295,720 in 3Q17. This revenue is fully offset by Construction costs, of the same amount, and corresponds to the Company’s investments in assets of the concession in the period.

Other operating revenues

Other revenues were 15.58% lower in 3Q18 (R$ 653,055), than in 3Q17 (R$ 773,580).

Sector / Regulatory charges reported as Deductions from revenue

The total of these taxes and charges incident upon operational revenue in 3Q18 was R$ 3,419,959 – an increase of 7.51% in relation to their total of R$ 3,181,073 in 3Q17.

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income customer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). The charges for the CDE in 3Q18 were R$ 654,452, compared to R$ 467,576 in 3Q17.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Customer charges – the ‘Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The ‘Red’ band has two levels – Level 1 and Level 2. Level 2 comes into effect when scarcity is more intense. Activation of the flag tariffs generates an impact on billing in the subsequent month.

Consumer charges arising from the ‘Flag’ Tariff band system were 145.43% higher in 3Q18, at R$ 249,422, than in 3Q17 (R$ 101,625).

In 3Q17, the ‘Yellow’ flag tariff was activated affecting billing in August, and the ‘Red’ flag was activated at Level 1 affecting billing in August and September. In 3Q18, the Red flag was activated at Level 2, affecting billing for the months of August and September.

Other taxes and charges on revenue

The deductions and charges with the most significant impact on revenue are mainly taxes, calculated as a percentage of sales revenue. Thus, their variations arise, substantially, from the changes in revenue.

Operating costs and expenses (excluding Finance income/expenses)

Operational costs and expenses were up 7.01%: R$ 5,522,298 in 3Q18, and R$ 5,160,438 in 3Q17. For more on the components of Operational costs and expenses see Note 26.

The following paragraphs outline on the main variations in expenses:

Energy purchased for resale

The expense on energy purchased for resale in 3Q18 was R$ 3,493,463, compared to R$ 2,942,974 in 3Q17 – or 18.71% higher than prior year. The main factors are:

◾

The expense on energy supply bought at auction was 30.63% higher, at R$ 1,077,340 in 3Q18, vs. R$ 824,699 in 3Q17. This in turn was mainly due to inclusion of the supply coming from MCSD (Excess/Deficit Compensation Mechanism) assignments for new-build projects, which resulted in Cemig D’s expense being R$ 151,473 higher than in 3Q17. Also, in 3Q18, there was some dispatching of thermal plants outside the usual merit order for activation, increasing total fuel costs, with a consequent increase in the price of electricity supply.

◾

Expenses on supply acquired through physical guarantee quota contracts 59.03% higher, at R$ 189,251 in third quarter of 2018, compared to R$ 119,006 in 3Q17. This was basically due to the increase of 63.61% in the average tariffs of Cemig D’s quotas – at R$ 94.52 in 3Q18, compared to R$ 57.78 in 3Q17.

◾

Expense on supply acquired in the Free Market 11.50% lower at R$ 1,150,075 in 3Q18, compared to R$ 1,299,536 in 3Q17. This reflects a volume of energy purchased 12.08% lower in 3Q18 – at 5,999,382 MWh, vs. 6,823,933 MWh in 3Q17; partially offset by the effect of average price per MWh in 3Q18 being 4.60% higher (at R$ 195.56 in 3Q18, vs. R$ 186.96 in 3Q17);

◾	The expense on purchase of supply in the spot market, at R$ 733,160 in 3Q18, was 79.32% higher, vs. R$ 408,859 in 3Q17, due to the higher cost of supply in the wholesale market in 2018.

Charges for use of the transmission network

Charges for use of the transmission network in 3Q18 totaled R$ 332,323, compared to R$ 387,078 in 3Q17, an increase of 14.15% period-on-period.

This expense is payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. The amounts to be paid are set by an Aneel Resolution.

This is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Operating provisions

Operating provisions were 28.63% lower in the quarter – an expense of R$ 134,799 in 3Q18, compared to R$ 188,875 in 3Q17. The main factors are:

(i)

Reversal of provisions of R$ 79 was made in 3Q18 for the investment options of RME and Lepsa, compared to R$85,306 in the same period of 2017. More details on the criteria for making of these provisions are in Note 29 (Put options).

(ii)	Reversal of tax and civil provisions was made in 3Q18, in the amount of R$ 3,743 and R$ 2,345, respectively, compared to the provisions formed in the prior year of R$ 8,745 and R$ 5,565, respectively.

Personnel

The expense on personnel in 3Q18 was R$ 308,141, or 14.05% less than in 3Q17 (R$ 358,505). This arises mainly from the following factors:

◾	Salary increase of 1.83% under the Collective Work Agreement, from November 2017.

◾	Expense of R$ 31,904 on the voluntary retirement program in the same period of 2017 in 3Q17.

◾	Reduction of the average number of employees by 4.33%, from 6,618 in 3Q17 to 5,899 in 3Q18.

Construction cost

Infrastructure Construction Cost in 3Q17 was R$ 208,563, 29.47% less than in 3Q17 (R$ 295,720). This line records the Company’s investment in assets of the concession in the period, and is fully offset by the line Construction Revenue, in the same amount.

Gas purchased for resale

In 3Q18 the Company recorded an expense of R$ 341,445 on acquisition of gas, 12.06% higher than its comparable expense of R$ 304,698 in 3Q17. This is basically due to a higher volume of gas purchased, being that there was a reduction of 14.09% in the volume of gas purchased for sale (293,334 m³ in 3Q18, vs. 341,445 m³ in 3Q17). The price of gas purchased was significantly affected by exchange rate variation in 2018. In 3Q18 US Dollar increased by 3.84% against a reduction of 4.24% in 3Q17.

Share of profit (loss) in associates and joint ventures

In 3Q18 Cemig posted a net loss of R$ 49,753 by the equity method – compared to a net loss of R$ 80,798 in 3Q17. These losses mainly come from the gain of R$ 43,143 in 3Q18, related to interests in Belo Monte Plant through Amazônia Energia S.A. and Aliança Norte.

More details in Note 15.

Net finance income (expenses)

Cemig reported net Finance expenses in 3Q18 of R$ 332,698, which compares with net Finance revenue of R$ 12,414 in 3Q17. The main factors are:

◾

Revenue from late charges on customer electricity bills 66.38% higher, at R$ 91,730 in 3Q18, compared to R$ 55,134 in 3Q17. A major component of this increase comes from the effects of renegotiation of amounts owed on electricity bills by entities of the Minas Gerais State administration – as recognition of monetary adjustment.

◾

Recognition, in 2018, of gains totaling R$ 142,418 on the hedge transaction related to the Eurobond issue. There had been a negative effect in the fair value adjustment of the hedge due to a higher variation in the future curve for the DI rate than in the curve for future expectation of the R$ /US$ exchange rate.

◾

Foreign exchange variation expense of R$ 225,900, in 9M18, on the amounts of the dollar-indexed Eurobond issues – made in December 2017 (US$ 1 billion, or R$ 3.2 billion) and July 2018 (US$ 500 million, or R$ 1.9 billion).

◾

The result of monetary updating of the balances of CVA was a gain of R$ 23,894, but in 3Q17 it was an expense of R$ 12,006. The positive and negative balances of CVA are updated by the Selic rate. This variation arises from there being an asset balance of CVA in 3Q18, leading to recording of a financial gain for updating the balance. In the same period of 2017, the Company had a net negative balance of CVA, recorded as a financial liability from updating of the obligation. For more information, see Note 14.

For a breakdown of Finance income and expenses please see Note 27 of these Interim financial information.

Income and Social Contribution taxes

In 3Q18, the expense on income tax and the Social Contribution tax was R$ 117,269, on Income before income tax and social contribution tax of R$ 347,533.

In 3Q17, the expense on income tax and the Social Contribution tax was R$ 9,334, on Losses before income tax and social contribution tax of R$ 93,000. These effective rates are reconciled with the nominal tax rates in Note 9c.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

The Board of Directors:

Meetings

Our Board of Directors met 22 times up to September 30, 2018, for matters of strategic planning, projects, acquisition of new assets, various investments, and other subjects.

Membership, election and period of office

The present period of office began with the AGM on June 11, 2018, with election by the multiple voting system.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of shareholders to be held in 2020.

Principal responsibilities and duties:

Under the by-laws, the Board of Directors has the following responsibilities and duties, as well as those conferred on it by law:

◾

Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value equal to 1% or more of the Company’s total Shareholders’ equity.

◾	Authorization for issuance of securities in the domestic or external market to raise funds.

◾	Approval of the Long-term Strategic and the Multi-year Business Plan, and alterations and revisions of them, and the Annual Budget.

Qualification and remuneration

The Board of Directors of the Company comprises 9 (nine) sitting members and the same number of substitute members. One is the Chair, and another the Vice-Chair. The members of the Board of Directors are elected for concurrent periods of office of 2 (two) years, and may be dismissed at any time, by the General Meeting of shareholders. Re-election for a maximum of 3 (three) consecutive periods of office is permitted, subject to the requirements and prohibitions established in the applicable legislation and regulations.

A list with the names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

The Audit Committee

The Audit Committee is an independent, consultative, permanent body, with its own budget allocation. Its objective is to provide advice and support to the Board of Directors, to which it reports. It also has the responsibility of other activities attributed to it by legislation.

The Audit Committee has three members, the majority of them independent, nominated and elected by the Board of Directors in the first meeting after the Annual General Meeting for periods of office of three years, not to run concurrently. One re-election is permitted.

Under the by-laws, the Audit Committee of Cemig has the following duties, among others:

◾	to supervise the activities of the independent auditors, evaluating their independence, the quality of the services provided and the appropriateness of such services to the Company’s needs;

◾	to supervise activities in the areas of internal control, internal audit and preparation of the financial statements;

◾	to evaluate and monitor, jointly with the Management and the Internal Audit Unit, the appropriateness of the transactions with related parties.

The Executive Board

The Executive Board is made up of eleven members, whose individual functions are set by the Company’s by-laws. They are elected by the Board of Directors, for a period of office of two years, subject to the applicable requirements of law and regulation, and may be re-elected up to three times.

Members are allowed simultaneously to hold non-remunerated positions in the Management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, upon decision by the Board of Directors. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Annual General Meeting of 2020.

The members of the Executive Board and brief résumés are on our website: http://ri.cemig.com.br

The members of the Executive Board (the Company’s Chief Officers) have individual responsibilities established by the Board of Directors and the by-laws. These include:

◾	Current Management of the Company’s business, complying with the Long-term Strategy, the Multi-year Business Plan, and the Annual Budget, prepared and approved in accordance with the by-laws.

◾

Authorization of the Company’s capital expenditure projects, signing of agreements or other legal transactions, contracting of loans and financings, and creation of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than 1% (one per cent) of the Company’s Equity, including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates;

◾

The Executive Board meets, ordinarily, at least two times per month; and, extraordinarily, whenever called by the Chief Executive Officer or by two Executive Officers with at least two days’ prior notice in writing or by email or other digital medium, such notice not being required if all the Executive Officers are present. The decisions of the Executive Board shall be taken by vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote.

The Audit Board

Meetings

◾	The Audit Board held eleven meetings in the nine months to September 30, 2018.

Membership, election and period of office

◾

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of shareholders, for periods of office of two years.

◾	Nominations to the Audit Board must obey the following:

a)

Two groups – (i) the minority shareholders of common shares, and (ii) the holders of the preferred shares – each have the right to elect one member, in separate votes, in accordance with the applicable legislation.

b)	The majority of the members must be elected by the Company’s controlling shareholder; at least one must be a public employee, with a permanent employment link to the Public Administration.

◾	The members of the Audit Board are listed on Cemig’s website: http://ri.cemig.com.br

Under the by-laws, the Audit Board has the duties and competencies set by the applicable legislation and, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the countries in which the Company’s shares are listed and traded.

Qualification and remuneration

The global or individual compensation of the members of the Audit Board shall be set by the General Meeting of Shareholders which elects it, in accordance with the applicable legislation.

Résumé information on its members is on our website: http://ri.cemig.com.br.

The Sarbanes-Oxley Law

Cemig obtained the first certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is included in the annual 20-F Report relating to the business year ended December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

Corporate risk management

Corporate risk management is a management tool that is an integral part of Cemig’s corporate governance practices. It identifies the events that can interfere in the process of the Company achieving its strategic objectives.

The Corporate Risks and Compliance Management Unit has been subordinated to the CEO’s office since 2016. This change underlines the intention to increase independence of these processes and to provide information to senior management for decision-making, preserving the value of the company. The practice of risk management is thus a competitive differentiation factor, to be used not only defensively, but also as an opportunity for improvement. The structuring and analysis of operations from the point of view of risk management are factors that optimize investment in the control of the activity. They reduce costs, improve performance, and consequently help the Company achieve its targets.

In risk management processes, in planning of operations and in development of new business initiatives, Cemig always acts in consideration of the precautionary principle. During planning, all the factors that might present risks to health and/or safety of employees, suppliers, clients, the general population or the environment are taken into account. Further, the fact that the Company is recognized by the Dow Jones Sustainability Index and the Corporate Sustainability Index (ISE) reflects the implementation of structural elements of the risk management system, and commitment to sustainability.

Statement of Ethical Principles and Code of Professional Conduct

On May 11, 2004 Cemig’s Board of Directors approved the Statement of Ethical Principles and Code of Professional Conduct, which aims to orient and discipline everyone acting in the name of, or interacting with, Cemig, to ensure ethical behavior at all times, and always in accordance with the law and regulations. The code can be seen at http://ri.cemig.com.br. It was updated in 2018.

The Ethics Committee

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management (interpretation, publicizing, application and updating) of the Statement of Ethical Principles and Code of Professional Conduct, including assessment of and decision on any possible non-compliances with Cemig’s Code of Ethics.

The Committee has three sitting members and three substitute members. It may be contacted through our Ethics Channel – the anonymous reporting channel on the corporate Intranet, or by email, internal or external letter or by an exclusive phone line – these means of communication are widely publicized internally to all staff. The channels enable both reports of adverse activity and also consultations. Reports may result in opening of proceedings to assess any non-compliances with Cemig’s Statement of Ethical Principles and Code of Professional Conduct.

The Ethics Channel

Cemig installed this means of communication, available on the internal corporate Intranet, on December 13, 2006.

Through it the Ethics Committee can receive anonymous reports or accusations that can enable Cemig to detect irregular practices that are contrary to its interest, such as: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

It is one more step in improving Cemig’s transparency, compliance with legislation, and alignment with best corporate governance practices. It improves the management of internal controls and dissemination of the ethical culture to Cemig’s employees in the cause of optimum compliance by our business.

SHAREHOLDING POSITION OF HOLDERS OF

MORE THAN 5% OF THE VOTING SHARE

ON SEPTEMBER 30, 2018

	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
State of Minas Gerais	248,480,146	50.96	—	—	248,480,146	17.03
FIA Dinâmica Energia S.A.	41,635,754	8.54	62,469,590	6.43	104,105,344	7.14
BNDESPar	54,342,992	11.14	26,220,938	2.70	80,563,930	5.52

CONSOLIDATED SHAREHOLDING POSITION OF

THE EQUITY HOLDERS OF THE PARENT AND MANAGERS,

AND FREE FLOAT ON SEPTEMBER 30, 2018

	Jan to Sep 2018
	Common (ON) shares	Preferred (PN) shares
Equity holders of the parent	248,480,146
Board of Directors:	100,501	196,000
The Executive Board	1	160,400
Treasury Shares	69	560,649
Free float	239,033,496	970,221,339

TOTAL	487,614,213	971,138,388

Investor Relations

In 2017, through strategic actions intended to enable investors and shareholders to make a correct valuation of our businesses and our prospects for growth and addition of value, we have increased Cemig’s exposure to the Brazilian and global capital markets.

We maintain a constant and proactive flow of communication with Cemig’s investor market, continually reinforcing our credibility, seeking to increase investors’ interest in the Company’s shares, and to ensure their satisfaction with our shares as an investment.

Our results are published through presentations transmitted via video webcast and telephone conference calls, with simultaneous translation in English, always with members of the Executive Board present, developing a relationship that is increasingly transparent and in keeping with best corporate government practices.

To serve our shareholders – who are spread over more than 40 countries – and to facilitate optimum coverage of investors, Cemig has been present in and outside Brazil at a very large number of events, including seminars, conferences, investor meetings, congresses, roadshows, and events such as Money Shows; as well as holding phone and video conference calls with analysts, investors and others interested in the capital markets.

At the end of May 2018 we held our 23rd Annual Meeting between Cemig and the Capital Markets in the city of Belo Horizonte, Minas Gerais – where these professionals had the opportunity to interact with the Company’s Directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the Company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming always to improve the relationship with our shareholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares (tickers: CMIG3 and CMIG4 respectively) have been listed at Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001. This classification represents a guarantee to our shareholders of optimum reporting of information, and also that shareholdings are relatively widely dispersed. Because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange, representing preferred (PN) shares (with ticker CIG) and common (ON) ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Company Manual. Our preferred shares have also been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

In June 2018 an Extraordinary Meeting of Shareholders approved alterations to the Company’s bylaws, to maintain adoption of best corporate governance practices, and adaptation to Law 13303/2016 (also known as the State Companies Law).

The improvements now formally incorporated in the by-laws include:

•

Reduction of the number of members of the Board of Directors from 15 to 9, in line with the IBGC Best Corporate Governance Practices Code, and the Corporate Sustainability Evaluation Manual of the Dow Jones Sustainability Index.

•	Creation of the Audit Committee (Comitê de Auditoria). The Audit Board (Conselho Fiscal) remains in existence.

•	The Policy on Eligibility and Evaluation for nomination of a member of the Board of Directors and/or the Executive Board in subsidiary and affiliated companies,

•	The Related Party Transactions Policy.

•	Formal designation for the Board of Directors to ensure implementation of and supervision of the Company’s systems of risks and internal controls.

•	Optional power for the Executive Board to expand the technical committees (on which members are career employees), with autonomy to make decisions in specific subjects.

•	The CEO now to be ‘responsible for directing compliance and corporate risk management activities.

•	Greater emphasis on the Company’s control functions: internal audit, compliance, and corporate risk management.

•	Adoption of an arbitration chamber for resolution of any disputes between the Company, its shareholders, managers, and/or members of the Audit Board.

* * * * * * * * * * * *

(The original is signed by the following signatories:)

Bernardo Afonso Salomão de Alvarenga	Luiz Humberto Fernandes	Maurício Fernandes Leonardo Júnior
Chief Executive Officer	Deputy CEO	Chief Finance and Investor Relations Officer
Ronaldo Gomes de Abreu	Franklin Moreira Gonçalves	Maura Galuppo Botelho Martins
Chief Distribution and Sales Officer	Chief Generation and Transmission Officer	Chief Officer for Human Relations
José de Araújo Lins Neto	Thiago de Azevedo Camargo	Dimas Costa
Chief Corporate Management Officer	Chief Institutional Relations and Communication Officer	Chief Trading Officer
Daniel Faria Costa		Neila Maria Barreto Leal
Chief Officer for Management of Holdings		Chief Counsel
Leonardo George de Magalhães		Leonardo Felipe Mesquita
Controller CRC-MG 53.140		Accounting Manager Accountant – CRC-MG-85.260

Edifĺcio Phelps Offices Towers Rua Antônio de Albuquerque, 156 11º andar - Savassi 30112-010 - Belo Horizonte - MG - Brasil Tel:+55 31 3232-2100 Fax:+55 31 3232-2106 ey.com.br

A free translation from Portuguese into English of Independent Auditor’s Report on the Review of Interim Information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB

Report on the review of interim information—ITR

To the Shareholders and Management of

Companhia Energética de Minas Gerais—CEMIG

Belo Horizonte—MG

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia Energética de Minas Gerais—CEMIG (“Company”), contained in the Quarterly Information Form (ITR) for the quarter ended September 30, 2018, which comprise the statement of financial position as at September 30, 2018 and the statements of profit or loss and comprehensive income for the three and nine-month periods then ended and the statements of changes in equity and cash flows for the nine-month period then ended, including notes to the interim financial information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) – Interim Financial Reporting and in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on review of interim financial information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of Quarterly Financial Information—ITR, consistently with the rules issued by the Brazilian Securities and Exchange Commission.

Emphasis of matter

Risks related to compliance with laws and regulations

As mentioned in Note 15 to the interim financial information, currently investigations and other legal measures are being conducted by public authorities in connection with Company and certain investees regarding certain expenditures and their allocations, which involve and also include some of their other shareholders and certain executives of these other shareholders. The governance bodies of the Company have authorized contracting of a specialized company to analyze the internal procedures related to these certain investments and to ascertain such claims. At this point, it is not possible to forecast future developments arising from these internal investigation procedures and conducted by the public authorities, nor their possible effects on the Company and its subsidiaries’ interim financial information. Our conclusion is not modified in respect of this matter.

Risk regarding the ability of non-controlled investee Renova Energia S.A. to continue as a going concern

As disclosed in Note 15 to the interim financial information, the non-controlled indirect investee Renova Energia S.A. has incurred recurring losses and, as at September 30, 2018, has negative net working capital. These events or conditions indicate the existence of relevant uncertainty that may raise significant doubt about its ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Restatement of the individual and consolidated interim financial information

On November 14, 2018, we issued an unqualified review report on the Company’s individual and consolidated interim financial information for the quarter ended September 30, 2018, which are now being restated. As mentioned in note 2.3, these interim financial information have been amended and are being restated to reflect the correction of error relating to the amortization of accounts balances related to CVA Account (Portion A) and other financial components. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated Statements of Value Added (SVA) for the nine-month period ended September 30, 2018, prepared under the responsibility of Company management, the presentation of which in the interim financial information is required by the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Quarterly Information (ITR), and as supplementary information under the IFRS, whereby no SVA presentation is required. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not consistently prepared, in all material respects, in relation to the overall accompanying interim financial information.

November 27, 2018.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Shirley Nara S. Silva

Accountant CRC-1BA022650/O-0

4. MARKET ANNOUNCEMENT DATED DECEMBER 20, 2018: CROSS-HOLDING ELIMINATION BETWEEN CEMIG GT AND ENERGIMP IS COMPLETED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Ceará windfarms: elimination of crossover holdings completed

Complementing its Material Announcement of May 17, 2018 and in accordance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid) hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

The conditions specified in the Transaction Agreement between Cemig Geração e Transmissão S.A. (‘Cemig GT’) and Energimp S.A. (‘Energimp’) (‘the Parties’) have now been complied with, and on today’s date the Parties signed the related Memorandum of Conclusion of Elimination of Cross-holdings (‘the Conclusion document’).

With the signature of this document:

1)	Elimination is completed of the cross-holdings previously existing between the Parties in the following wind farm companies in the Brazilian state of Ceará:

Central Eólica Praias de Parajuru S.A. (‘Parajuru’),

    Central Eólica Volta do Rio S.A. (‘Volta do Rio’) and

Central Eólica Praia de Morgado S.A. (‘Morgado’).

2)	All stockholding partnership between the Parties no longer exists;

3)	Cemig GT now owns 100% of the share capital of Parajuru and Volta do Rio; and

Energimp owns 100% of the share capital of Morgado.

Belo Horizonte, December 20, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. SUMMARY OF MINUTES OF THE 750TH MEETING OF THE BOARD OF DIRECTORS DATED DECEMBER 28, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of December 28, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 750th meeting, held on December 28, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Approval of orientation of vote, by the representatives of Cemig on the Board of Directors of Renova, on sale of assets and reprofiling of credits owed by Renova to Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MARKET ANNOUNCEMENT DATED JANUARY 2, 2019: RENOVA’S BOARD OF DIRECTORS DOES NOT APPROVE AES’S OFFER FOR POWER GENERATION COMPLEX

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova Board: AES offer for Alto Sertão III not accepted

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) has published the following Material Announcement:

“Renova Energia S.A. (RNEW11) (‘Renova’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market in general as follows:

At a meeting on December 28, 2018 the Board of Directors of Renova decided not to approve the offer made by AES Tietê Energia S.A. (‘AES’) for acquisition of the Alto Sertão III Wind Power Generation Complex and approximately 1.1 GW of wind projects in development.

The Management of Renova reserves the right to re-assess this offer together with others, with a view to operation continuity of the Company.

Renova reiterates its commitment to keep stockholders and the market in general duly and timely informed in accordance with the applicable legislation.”

Belo Horizonte, January 2, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MARKET ANNOUNCEMENT DATED JANUARY 3, 2019: TAESA’S EXTRAORDINARY GENERAL MEETING APPROVES ACQUISITION OF TRANSMISSION COMPANIES

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (“Company” or “Taesa”), pursuant to the Securities and Exchange Commission’s Instruction No. 358, from January 3, 2002, as amended, and for the purposes of Paragraph 4 of Article 157 of Law 6404, from December 15, 1976, as amended (“Brazilian Corporation Law”), hereby announces to its shareholders, the market in general and other interested parties, continuing the material fact disclosed on December 17, 2018, that, the Company’s Extraordinary General Meeting approved, on this date, the acquisition by the Company of (i) 100% of the shares representing the total and voting capital of São João Transmissora de Energia S.A. (“SJT”) and São Pedro Energia Transmissora de Energia S.A. (“SPT”), and (ii) 51% of the shares representing the total and voting capital of Triangulo Mineiro Transmissora de Energia S.A. (“TMT”) and Vale do São Bartolomeu Transmissora de Energia S.A. (“VSB”) (the “Acquisition”), in accordance with the Company’s Bylaws, pursuant to its article 12, first paragraph, subparagraph ‘o’, and with the provisions of Article 256 of the Brazilian Corporation Law, given that it constitutes a material investment, under the terms of article 247 of the said Law.

It is important to note that the closing and accomplishment of the Acquisition are subject to certain precedent conditions, including, among others, (a) regulatory authorizations of ANEEL and CADE; (b) the non-exercise of the preemptive right by Furnas Centrais Elétricas S.A. (“Furnas”) in relation to shares issued by TMT and the non-exercise of the preemptive right by Furnas and CELG Geração e Transmissão S.A. in relation to shares issued by VSB; (c) confirmation of fulfillment of the obligations set forth in the Leniency Agreement signed by J&F Investimentos S.A. and the Sellers, including the commitment that no indemnifying or sanctioning measures be proposed against the purchaser; and (d) non-occurrence of material adverse effect.

The Company will keep its shareholders and the market informed on a timely manner in accordance with current legislation on the development of the matters covered in this Material Fact.”

Belo Horizonte, January 03, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MARKET ANNOUNCEMENT DATED JANUARY 15, 2019: TAESA PLACES WINNING BID ON ELETROBRAS AUCTION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (“Company” or “Taesa”), pursuant to CVM Instruction No. 358 from January 3, 2002, as amended, and to Article 157, paragraph 4, of Law No. 6404 from December 15, 1976, as amended, and in addition to the Material Facts disclosed on September 27, 2018, October 4, 2018 and November 26, 2018, hereby announces to its shareholders, the market in general, and other stakeholders that it has been informed, on this date, about the formal closing of the process of Eletrobras Auction No. 01/2018, regarding the lots L, N and P, for which the Company placed the minimum bid.

Through a notice, the Sale Committee of the Eletrobras Auction No. 01/2018 stated that, on January 14, 2019, Eletrobras’ Executive Board unanimously approved, without any reservations:

I. the ratification of Eletrobras Auction No. 01/2018, referring to lot L (Brasnorte), of the shareholding interest held by Eletrobras of 49.71% in Brasnorte Transmissora de Energia S.A. for the external shareholder and winning bidder Taesa, which opted to exercise its right of first refusal, in the form of Brasnorte shareholder agreement, over the integrality of the shareholding interest held by Eletrobras;

II. the ratification of Eletrobras Auction No. 01/2018, referring to lot N (ETAU), of the shareholding interest held by Eletrobras of 27.4162% in Empresa de Transmissão do Alto Uruguai S.A.—ETAU, for the external shareholders Taesa and DME Energética S.A.—DMEE, in the proportion of 23.0355% and 4.3807%, respectively, which opted to exercise their right of first refusal, in the form of ETAU shareholder agreement, over the integrality of the shareholding interest held by Eletrobras;

III. the ratification of Eletrobras Auction No. 01/2018, referring to lot P (Centroeste), of the shareholding held by Eletrobras of 49.00% in Centroeste for the external shareholder Companhia Energética de Minas Gerais—CEMIG, which opted to exercise its right of first refusal, in the form of Centroeste shareholder agreement, over the integrality of the shareholding interest held by Eletrobras.

The notice states that the auction process is formally closed regarding the lots mentioned above, and Eletrobras may proceed to the next step needed for the sale, which, for the Company, consists in the signing of the purchase and sale agreement regarding lots L (Brasnorte) and N (ETAU).

The Company will keep its shareholders and the market informed on a timely”

Belo Horizonte, January 15, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MARKET ANNOUNCEMENT DATED JANUARY 15, 2019: ELETROBRAS ACCEPTS CEMIG’S EXERCISE OF FIRST REFUSAL RIGHT ON AUCTION 01/2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Eletrobras confirms Cemig’s first refusal right

to acquire equity holding in Centroeste

Complementing information in the Material Announcement published December 20, 2018, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig has been informed of the acceptance and ratification by Centrais Elétricas Brasileiras S.A. – Eletrobras – of the exercise by Cemig of its first refusal right for acquisition of the equity interest in Companhia de Transmissão Centroeste de Minas Gerais S.A. (‘Centroeste’) that was the subject of Eletrobras Auction 01/2018.

Belo Horizonte, January 15, 2019

Mauricio Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. SUMMARY OF MINUTES OF THE 751 TH MEETING OF THE BOARD OF DIRECTORS DATED JANUARY 18, 2019

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

MEETING OF JANUARY 18, 2019

SUMMARY OF PRINCIPAL DECISIONS

At its 751st meeting, held on January 18, 2019, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Nomination of member of management in Mesa/Saesa.

2.	Communication and Spokesperson Policy.

3.	Investees Governance, Management and Control Policy.

4.	Information Disclosure Policy.

5.	Policy on Director Remuneration;

Variable Remuneration Program.

6.	Cemig GD.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET ANNOUNCEMENT DATED JANUARY 29, 2019: CEMIG NAMED MOST SUSTAINABLE ELECTRICITY COMPANY IN THE AMERICAS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig named most sustainable

electricity company in the Americas

In accordance with its commitment to best Corporate Governance practices, Cemig (Companhia Energética de Minas Gerais – listed with securities traded on the stock exchanges of São Paulo, New York and Madrid) hereby informs the public as follows:

Cemig has been rated the most sustainable electricity company in the Americas – and 19th worldwide – in the ranking of the 2019 Global 100 Most Sustainable Corporations in the World survey by Corporate Knights magazine of Canada. The announcement was made at the World Economic Forum in Davos, Switzerland.

Cemig was one of four Brazilian companies included in the ranking of the world’s most sustainable companies, and was placed third in the list of the most sustainable companies in electricity worldwide. The survey assessed 7,536 listed companies in 21 countries, on indicators rating three factors: environmental and social action, and corporate governance.

The complete list of the companies recognized by the 100 Most Sustainable Corporations in the World survey is on the website of Corporate Knights, at: https://www.corporateknights.com

Belo Horizonte, January 29, 2019.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.